Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215896

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

CEB Inc.

1919 North Lynn Street

Arlington, VA 22209

(571) 303-6956

Dear Stockholder:

As previously announced on January 5, 2017, CEB Inc. (“CEB”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), with Gartner, Inc. (“Gartner”) and Cobra Acquisition Corp., a wholly-owned subsidiary of Gartner (“Merger Sub”), pursuant to which Merger Sub will merge with and into CEB (the “merger”) with CEB surviving the merger as a wholly-owned subsidiary of Gartner.

If the merger agreement is adopted by CEB stockholders and the merger is consummated, each share of CEB common stock, par value $0.01 per share (“CEB common stock”) will be converted into the right to receive, in such case without interest and subject to any applicable withholding taxes, (i) $54.00 in cash (the “per share cash consideration”) and (ii) 0.2284 of a share (the “per share stock consideration” and collectively with the per share cash consideration, the “per share merger consideration”) of common stock of Gartner, par value $0.0005 per share (“Gartner common stock”).

Based on the closing price of $104.04 of Gartner common stock on The New York Stock Exchange on March 2, 2017, the last practicable trading day prior to the date of this proxy statement/prospectus, the total value of the per share merger consideration represented approximately $77.76 per share of CEB common stock. However, the value of the per share merger consideration will fluctuate with the market price of Gartner common stock and will not be known at the time the CEB stockholders vote on the merger at the special meeting (as defined herein). Gartner common stock is listed on The New York Stock Exchange under the symbol “IT.” CEB common stock is listed on The New York Stock Exchange under the symbol “CEB.” We encourage you to obtain current market prices for the Gartner common stock given that a significant portion of the per share merger consideration is payable in Gartner common stock.

The merger cannot be consummated unless CEB stockholders holding a majority of the outstanding shares of CEB common stock as of the close of business on February 24, 2017 (the “record date”) vote in favor of the adoption of the merger agreement at the special meeting of CEB stockholders to be held on April 4, 2017 (the “special meeting”). Your vote is very important, regardless of the number of shares of CEB common stock you own. Whether or not you expect to attend the special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting.

THE BOARD OF DIRECTORS OF CEB (THE “CEB BOARD”), HAS (I) DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF CEB AND THE CEB STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, (III) AUTHORIZED AND APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND (IV) RECOMMENDED THE ADOPTION OF THE MERGER AGREEMENT BY THE CEB STOCKHOLDERS AT A MEETING OF THE CEB STOCKHOLDERS

DULY CALLED AND HELD FOR SUCH PURPOSES. THE CEB BOARD MADE ITS DETERMINATION AFTER CONSIDERING A NUMBER OF REASONS MORE FULLY DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

THE CEB BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT, “FOR” THE APPROVAL, BY NON-BINDING, ADVISORY VOTE, OF COMPENSATION THAT MAY BE PAID OR BECOME PAYABLE TO CEB’S NAMED EXECUTIVE OFFICERS THAT IS BASED ON OR OTHERWISE RELATES TO THE MERGER AND “FOR” THE ADJOURNMENT OF THE SPECIAL MEETING, OR ANY ADJOURNMENTS THEREOF, TO ANOTHER TIME OR PLACE, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT. In considering the recommendations of the CEB board, you should be aware that certain directors and executive officers of CEB will have interests in the merger that may be different from, or in addition to, the interests of CEB stockholders generally. See the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75 of the accompanying proxy statement/prospectus.

We urge you to read this proxy statement/prospectus and the Annexes and the documents incorporated by reference carefully and in their entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. If you have any questions regarding this proxy statement/prospectus, you may contact June Connor, CEB’s primary investor relations contact, at jconnor@cebglobal.com or 877-587-8403.

On behalf of the CEB board, thank you for your consideration and continued support. We look forward to the successful consummation of the merger.

Sincerely,

Thomas L. Monahan III

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state or provincial securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated March 7, 2017 and is first being mailed to CEB stockholders on or about March 7, 2017.

CEB Inc.

1919 North Lynn Street

Arlington, VA 22209

(571) 303-6956

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are cordially invited to attend a special meeting of stockholders of CEB Inc. (“CEB”), a Delaware corporation. The special meeting will be held on April 4, 2017, at 10:00 a.m., local time, at CEB’s headquarters, located at 1919 North Lynn Street, Arlington, VA 22209 (the “special meeting”) for the following purposes:

1.	To consider and vote on the adoption of the Agreement and Plan of Merger, dated as of January 5, 2017 (as it may be amended from time to time, the “merger agreement”), by and among CEB, Gartner, Inc. (“Gartner”), a Delaware corporation, and Cobra Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Gartner. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement provides that Merger Sub will merge with and into CEB (the “merger”) with CEB surviving the merger as a wholly-owned subsidiary of Gartner;

2.	To consider and vote on a proposal to approve, by non-binding, advisory vote, compensation that may be paid or become payable to CEB’s named executive officers that is based on or otherwise relates to the merger; and

3.	To consider and vote on a proposal to adjourn the special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

The record date for the special meeting is February 24, 2017. Only stockholders of record at the close of business on February 24, 2017, are entitled to notice of, and to vote at, the special meeting.

Your vote is very important, regardless of the number of shares of CEB common stock you own. The merger cannot be consummated unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of CEB common stock entitled to vote thereon. Even if you plan to attend the special meeting in person, CEB requests that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope or submit your proxy by telephone or the Internet prior to the special meeting to ensure that your shares of CEB common stock will be represented at the special meeting if you are unable to attend. If you fail to return your proxy card, to submit your proxy by phone or the Internet or to attend the special meeting in person, your shares of CEB common stock will not be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote “AGAINST” the adoption of the merger agreement, but will have no effect on the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to CEB’s named executive officers that is based on or otherwise relates to the merger, or the proposal to adjourn the special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

The CEB board has (i) determined that the terms of the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of CEB and the CEB stockholders; (ii) approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement; (iii) authorized and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and (iv) recommended the adoption of the merger agreement by the CEB stockholders at a meeting of the CEB stockholders duly called and held for such purposes. The CEB board made its determination after consideration of a number of reasons more fully described in this proxy statement/prospectus. The CEB board recommends that you vote “FOR” the adoption of the merger agreement, “FOR” the approval, by non-binding, advisory vote, of compensation that may be paid or become payable to CEB’s named executive officers that is based on or otherwise relates to the merger and “FOR” the adjournment of the special meeting, or any adjournments thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Only CEB stockholders of record, their duly authorized proxy holders, beneficial stockholders with proof of ownership and CEB’s guests may attend the special meeting. In order to be admitted to the special meeting, you must bring documentation showing that you owned CEB common stock as of the record date of February 24, 2017. Acceptable documentation includes (i) the copy of the proxy statement/prospectus mailed to you, or (ii) any other proof of ownership (such as a brokerage or bank statement) reflecting your CEB holdings as of February 24, 2017. In addition, all attendees will be required to present valid photo identification (e.g., driver’s license or passport). Stockholders who do not bring the above documentation will not be admitted to the special meeting. Cameras and electronic recording devices are not permitted at the special meeting.

CEB stockholders who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares of CEB common stock if they deliver a demand for appraisal before the vote is taken on the merger agreement and comply with all the requirements of Delaware law, which are summarized in this proxy statement/prospectus and reproduced in their entirety in Annex C to this proxy statement/prospectus.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR THE INTERNET. IF YOU ATTEND THE SPECIAL MEETING AND VOTE IN PERSON, YOUR VOTE BY BALLOT WILL REVOKE ANY PROXY PREVIOUSLY SUBMITTED.

Sincerely,

Pamela J. Auerbach

Corporate Secretary

Arlington, Virginia 22209

March 7, 2017

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ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Gartner and CEB from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Gartner, Inc. P.O. Box 10212 56 Top Gallant Road Stamford, Connecticut 06902 (203) 316-1111 Attn: Investor Relations	CEB Inc. 1919 North Lynn Street Arlington, Virginia 22209 (571) 303-3000 Attn: Investor Relations

The firm assisting CEB with the solicitation of proxies:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Shareholders may call toll-free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

Investors may also consult CEB’s website for more information concerning the merger described in this proxy statement/prospectus. CEB’s website is www.cebglobal.com. Information included on this website is not incorporated by reference into this proxy statement/prospectus.

If you would like to request documents, please do so by March 27, 2017 in order to receive them before the special meeting.

For more information, see “Where You Can Find More Information” beginning on page 133.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by Gartner (File No. 333-215896), constitutes a prospectus of Gartner under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the Gartner common shares to be issued to CEB stockholders as required by the merger agreement. This document also constitutes a proxy statement of CEB under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the special meeting of CEB stockholders, at which CEB stockholders will be asked to vote upon a proposal to adopt the merger agreement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated March 7, 2017. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus to CEB stockholders nor the issuance by Gartner of common stock in connection with the merger will create any implication to the contrary.

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This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Gartner has been provided by Gartner and information contained in this proxy statement/prospectus regarding CEB has been provided by CEB.

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QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a stockholder of CEB, may have regarding the merger and the other matters being considered at the stockholder meeting of CEB (which we refer to as the special meeting or the CEB special meeting). CEB urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Gartner and CEB have agreed to an acquisition of CEB by Gartner under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to consummate the merger, CEB stockholders must vote to adopt the merger agreement, and all other conditions to the merger must be satisfied or waived.

CEB will hold a special meeting to obtain this approval. This proxy statement/prospectus contains important information about the merger and the special meeting, and you should read it carefully. The enclosed proxy materials allow you to vote your shares without attending the special meeting.

You also are being asked to vote on a proposal to adjourn the CEB special meeting, if necessary or appropriate, in the view of the CEB board, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement (which we refer to as the adjournment proposal). In addition, you are being asked to vote on a proposal to approve, on a (non-binding) advisory basis, certain compensation to be paid to CEB’s named executive officers that is based on or otherwise relates to the merger, which we refer to as the merger-related named executive officer compensation proposal.

Your vote is important. We encourage you to vote as soon as possible. For more information on how to vote your shares, please see the section entitled “The CEB Special Meeting” beginning on page 37.

Q:	What is a proxy?

A:	A proxy is another person you authorize to vote on your behalf. CEB asks stockholders to instruct the proxy how to vote so that all common shares may be voted at the special meeting even if the holders do not attend the meeting.

Q:	When were the enclosed solicitation materials first given to stockholders?

A:	CEB first mailed the enclosed solicitation materials to CEB stockholders on or about March 7, 2017.

Q:	When and where will the meeting be held?

A:	The CEB special meeting will be held at 10:00 A.M., local time, on April 4, 2017 at 1919 North Lynn Street, Arlington, Virginia 22209.

Q:	Who can attend the meeting?

A:	All stockholders as of February 24, 2017, or their duly appointed proxies, may attend the meeting.

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Q:	What do I need in order to attend the special meeting?

A:	In order to be admitted to the meeting, a stockholder must present proof of ownership of CEB common stock on the record date. If your shares are held in the name of a broker, bank, custodian, nominee or other record holder, you must obtain a proxy, executed in your favor, from the holder of record (that is, your broker, bank, custodian or nominee) to be able to vote at the meeting. You will also be required to present a form of photo identification, such as a driver’s license.

Q:	How do I vote?

A:	If you are a stockholder of record of CEB as of the record date for the special meeting, you may vote in person by attending the special meeting or, to ensure your shares are represented at the special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold CEB shares in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the special meeting.

Q:	How will my proxy vote my shares?

A:	If your vote is properly completed, whether you vote by the Internet, telephone or through a proxy card, and if it is not revoked, before the meeting, your shares will be voted at the meeting according to the instructions indicated. If you sign and return your proxy card, but do not give any voting instructions, your shares will be voted “FOR” the proposals. To our knowledge, no other matters will be presented at the meeting. However, if any other matters of business are properly presented, the proxy holders named on the proxy card are authorized to vote the shares represented by proxies according to their judgment.

Q:	Who is entitled to vote at the meeting and how many votes do they have?

A:	Only holders of record of CEB common stock at the close of business on February 24, 2017, which we refer to as the record date, will be entitled to vote at the special meeting. Each share has one vote. There were 32,055,939 shares of CEB common stock outstanding on the record date.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:	If your shares of CEB common stock are registered directly in your name with the transfer agent of CEB, Computershare Inc., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to CEB or to a third party to vote at the CEB special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the stockholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the CEB special meeting; however, you may not vote these shares in person at the CEB special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the CEB special meeting.

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Q:	How many votes do I and others have?

A:	You are entitled to one vote for each share of CEB common stock that you owned as of the record date. As of the close of business on February 24, 2017, there were 32,055,939 outstanding shares of CEB common stock.

In connection with the execution of the merger agreement, CEB’s Chief Executive Officer, Chief Administrative Officer, and Chief Financial Officer, and each of the members of the CEB board, collectively referred to as the CEB management stockholders, have entered into voting agreements, dated as of January 5, 2017, with Gartner. As of January 5, 2017, there were 199,821 shares, constituting approximately 1% of the outstanding common stock of CEB, subject to the voting agreements. The CEB management stockholders have agreed in the voting agreements to vote all shares of CEB common stock owned by them (i) in favor of the adoption of the merger agreement and any action required in furtherance thereof, (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of the merger agreement or the merger or any other transactions contemplated by the merger agreement, and (iii) against certain other non-routine transactions involving CEB (excluding the merger with Gartner), as specified in the voting agreement, or any other action that is intended to, or would reasonably be expected to, materially impede, interfere with, delay, postpone or discourage the merger with Gartner or any other transactions contemplated by the merger agreement with Gartner.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	Your failure to vote, or failure to instruct your broker, bank or nominee to vote, or abstention from voting, will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal or the merger-related named executive officer compensation proposal.

Q:	What constitutes a quorum?

A:	If a majority of the shares outstanding and entitled to vote on the record date are present, either in person or by proxy, CEB will have a quorum at the meeting. Any shares represented by proxies that are marked FOR, AGAINST, or ABSTAIN from voting on a proposal will be counted as present in determining whether CEB has a quorum. If a broker, bank, custodian, nominee, or other record holder of CEB common stock indicates on a proxy card that it does not have discretionary authority to vote certain shares on a particular matter, and if it has not received instructions from the beneficial owners of such shares as to how to vote on such matters, the shares held by that record holder will not be voted on such matter, which we refer to as broker non-votes, but will be counted as present for purposes of determining whether CEB has a quorum. Since there were 32,055,939 shares of common stock outstanding on the record date, the presence of holders of 16,027,970 shares will represent a quorum. CEB must have a quorum to conduct the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You may change your vote at any time before voting takes place at the special meeting. You may change your vote in one of five ways:

•	You may deliver another proxy card to CEB Inc., ATTN: Corporate Secretary, 1919 North Lynn Street, Arlington, VA 22209, with a written notice dated later than the proxy you want to revoke stating that the proxy is revoked.

•	You may complete and send in another proxy card or voting instruction form with a later date.

•	You may vote again over the Internet or by telephone prior to 1:00 a.m. EDT on April 4, 2017.

•	You may attend the meeting and vote in person.

•	For shares you hold beneficially or in “street name,” you may change your vote by submitting a later dated voting instruction form to your broker or other nominee or fiduciary, or if you obtained a legal proxy form giving you the right to vote your shares, by attending the meeting and voting in person.

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Q:	What should I do if I receive more than one set of voting materials?

A:	If you receive more than one proxy card or instruction form, it means that you have multiple accounts with CEB’s transfer agent and/or broker or other nominee or fiduciary or you may hold your shares in different ways or in multiple names (e.g., joint tenancy, trusts and custodial accounts). Please vote all of your shares.

Q:	How does the CEB board recommend that I vote?

A:	The CEB board recommends that holders of CEB common stock vote “FOR” the proposal to adopt the merger agreement, “FOR” the merger-related named executive officer compensation proposal and “FOR” the adjournment proposal.

Q:	What vote is required to adopt each proposal?

A:	The proposal to adopt the merger agreement requires the affirmative vote of record holders of a majority of the outstanding shares of CEB common stock entitled to vote on the proposal.

The adjournment proposal and the (non-binding) advisory vote on the merger-related named executive officer compensation proposal each requires the affirmative vote of record holders of a majority of the shares of CEB common stock voting affirmatively or negatively on the proposal present or represented by proxy at the special meeting.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be consummated. If you transfer your shares of CEB common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting (provided that such shares remain outstanding on the date of the special meeting), but you will not have the right to receive the merger consideration to be received by CEB stockholders in the merger. In order to receive the merger consideration, you must hold your shares through the consummation of the merger.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four (4) business days following certification of the final voting results, CEB intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What will I receive if the merger is consummated?

A:	If the merger is consummated, each share of CEB common stock issued and outstanding immediately prior to the consummation of the merger, except for (i) shares of CEB common stock as to which the holders thereof have not voted in favor of the merger or consented to the merger in writing and have demanded appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, and have not effectively withdrawn or lost their rights to appraisal and (ii) shares of CEB common stock owned by CEB as treasury stock or owned by Gartner or Merger Sub, will be converted into the right to receive, less any applicable withholding taxes, (a) $54.00 in cash and (b) 0.2284 of a share of Gartner common stock. CEB stockholders will not receive any fractional shares of Gartner common stock and will instead receive cash in lieu of any such fractional shares of Gartner common stock.

Q:	What is the value of the per share consideration?

A:

The exact value of the per share consideration that CEB stockholders will receive will depend on the price per share at which Gartner common stock trades at the effective time of the merger. Such price will not be

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known at the time of the CEB special meeting and may be less than the current price or the price at the time of the CEB special meeting. Based on the closing stock price of Gartner common stock on The New York Stock Exchange, which we refer to as the NYSE, on January 4, 2017, the last trading day before public announcement of the merger, of $101.79, and assuming that the price of Gartner common stock at the time of the merger is the same as it was on January 4, 2017, the value of the per share consideration would be $77.25 for each share of CEB common stock. The market prices of shares of Gartner common stock and CEB common stock are subject to fluctuation, and the price of Gartner’s common stock at the time of the merger may be higher or lower than it was on January 4, 2017, on the date of this proxy statement/prospectus or on the date of the CEB special meeting. We urge you to obtain current market quotations of Gartner common stock and CEB common stock. See the sections entitled “Where You Can Find More Information” beginning on page 133 of this proxy statement/prospectus and “Comparative Per Share Market Price and Dividend Information” beginning on page 16 of this proxy statement/prospectus.

Q:	How will I receive the merger consideration to which I am entitled?

A:	After receiving the proper documentation from you, Gartner’s exchange agent will forward to you the cash and the shares of Gartner common stock to which you are entitled. More information on the documentation you are required to deliver to Gartner’s exchange agent may be found under the section entitled “The Merger—Exchange of Shares in the Merger” beginning on page 75 of this proxy statement/prospectus. CEB stockholders will not receive any fractional shares of Gartner common stock and will instead receive cash in lieu of any such fractional shares of Gartner common stock.

Q:	What will holders of CEB restricted share units receive in the merger?

A:	Immediately prior to the effective time of the merger, each then-outstanding restricted share unit payable in shares of CEB common stock, which we refer to as a CEB RSU, (i) that is vested, (ii) that will vest as a result of the consummation of the merger or (iii) that is held by any non-employee member of the CEB board will vest, to the extent such CEB RSU is not already vested, and be settled into shares of CEB common stock, with such shares entitled to receive the cash and Gartner common shares on the same terms as all other shares of CEB common stock in the merger.

Immediately prior to the effective time of the merger, each then-outstanding CEB RSU that is subject to performance-based vesting conditions, which we refer to as a CEB PSU, will vest and be settled into shares of CEB common stock assuming the achievement of performance goals at target performance, with such shares entitled to receive cash and Gartner common shares on the same terms as all other shares of CEB common stock in the merger.

Immediately prior to the effective time of the merger, each then-outstanding CEB RSU that does not vest as set forth above at the effective time of the merger, will be assumed by Gartner and converted into a restricted share unit payable in a number of shares of Gartner common stock, rounded up to the nearest whole share, equal to the product of (i) the applicable number of shares of CEB common stock subject to such award multiplied by (ii) the Stock Award Exchange Ratio, which we define below. Such converted CEB RSUs, which we refer to as Converted CEB RSUs, will have the same terms and conditions (including the terms and conditions relating to vesting and the achievement of any applicable performance goals) as were applicable under such CEB RSU immediately prior to the effective time of the merger, except that Converted CEB RSUs held by certain CEB employees (including Ms. Jones and Mr. Lindahl) will be adjusted prior to the merger such that, to the extent this would provide an employee with additional accelerated vesting as compared to any accelerated vesting provisions already applicable to such CEB RSUs, they accelerate and vest (i) as to 100% of the award, for Converted CEB RSUs that were granted to such employee prior to 2017, upon such employee’s voluntary resignation during the one-year period following the effective time of the merger and (ii) as to 25% of the award for Converted CEB RSUs that were granted to such employee in 2017, upon such employee’s voluntary resignation more than 90 days after the consummation of the merger but prior to the one-year anniversary of the merger. Ms. Jones and

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Mr. Lindahl have existing additional accelerated vesting arrangements that are described in this proxy statement/prospectus. For the purpose of converting CEB RSUs in connection with the merger, the “Stock Award Exchange Ratio” means the sum of 0.2284 and a fraction resulting from dividing $54.00 by the closing price per share of Gartner common stock on the last trading day immediately prior to the closing of the merger.

Q:	Will I be subject to U.S. federal income tax upon the exchange of shares of CEB common stock for the merger consideration?

A:	If you are a U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus), the exchange of your shares of CEB common stock for cash and shares of Gartner common stock in the merger will be a taxable transaction for U.S. federal income tax purposes, which generally will require you to recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of the shares of Gartner common stock you receive in the merger and (2) your adjusted tax basis in the shares of CEB common stock exchanged in the merger.

If you are a Non-U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus), you generally will not be subject to U.S. federal income tax with respect to the exchange of shares of CEB common stock for cash and shares of Gartner common stock in the merger unless you have certain connections to the United States. A Non-U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the merger unless such holder certifies that it is not a U.S. person or otherwise establishes an exemption.

Because particular circumstances may differ, we recommend that you consult your own tax advisor to determine the U.S. federal income tax consequences to you relating to the merger in light of your own particular circumstances and the consequences to you under U.S. federal tax laws other than income tax laws, or the laws of any state, local or non-U.S. taxing jurisdiction. A more complete description of material U.S. federal income tax consequences of the merger is provided in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus.

Q:	What happens if the merger is not consummated?

A:	If the merger agreement is not adopted by CEB’s stockholders or if the merger is not consummated for any other reason, you will not receive any payment for your shares in connection with the merger. Instead, CEB will remain an independent public company and CEB common stock will continue to be listed and traded on the NYSE. Under specified circumstances, we may be required to pay to Gartner, or be entitled to receive from Gartner, a fee with respect to the termination of the merger agreement, as described under “The Merger—The Merger Agreement—Expenses and Termination Fees” beginning on page 90 of this proxy statement/prospectus.

Q:	What will happen if CEB stockholders do not approve by non-binding, advisory vote, compensation that may be paid or become payable to CEB’s named executive officers that is based on, or otherwise relates to, the merger?

A:	Approval by non-binding advisory vote of the compensation that may be paid or become payable to CEB’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to consummation of the merger. The vote is advisory and will not be binding on CEB or the surviving company in the merger. If the merger is consummated, the merger-related compensation may be paid to CEB’s named executive officers to the extent payable in accordance with the terms of the named executive officer’s compensation agreements and the merger agreement even if CEB stockholders do not approve, by non-binding, advisory vote, the merger-related compensation.

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Q:	What do I need to do now?

A:	Carefully read and consider the information contained in, and incorporated by reference, into this proxy statement/prospectus, including its annexes.

In order for your shares to be represented at the CEB special meeting:

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card;

•	you can indicate on the enclosed proxy card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope; or

•	you can attend the special meeting in person.

Q:	Do I need to do anything with my CEB common stock certificates now?

A:	No. After the merger is consummated, if you held certificates representing shares of CEB common stock prior to the merger, Gartner’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of CEB common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a CEB stockholder will receive the merger consideration.

Q:	Am I entitled to exercise appraisal rights instead of receiving the merger consideration for my shares of CEB common stock?

A:	Stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they follow the procedures set forth in Section 262 of the DGCL and certain conditions are met. For more information regarding appraisal rights, see the section entitled “The Merger—Appraisal Rights” beginning on page 73 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to exercise, appraisal rights.

Q:	Are there any risks that I should consider in deciding whether to vote for the adoption of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 19 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Gartner contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What will happen in the merger?

A:	Under the terms of the merger agreement, Cobra Acquisition Corp., a wholly owned subsidiary of Gartner, which we refer to as Merger Sub, will merge with and into CEB, with CEB continuing as the surviving entity and as a wholly owned subsidiary of Gartner.

Q:	When do you expect the merger to be consummated?

A:	We hope to consummate the merger in the second quarter of 2017. However, the merger is subject to various regulatory approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being consummated at a later time, or not at all. There may be a substantial amount of time between the CEB special meeting and the consummation of the merger. We are seeking to consummate the merger as soon as reasonably practicable following the receipt of all required approvals.

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Q:	Is Gartner’s obligation to consummate the merger subject to Gartner’s receipt of financing?

A:	No. Although Gartner entered into a debt commitment letter to provide for the financing of the merger consideration as described in “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 100 of this proxy statement/prospectus, Gartner’s obligation to close the merger is not conditioned upon receipt of such financing. Therefore, if Gartner is unable to obtain any portion of such financing needed to consummate the merger and such portion is required to fund any portion of the cash consideration and any fees, expenses and other amounts contemplated by the merger agreement to be paid by Gartner, Merger Sub or CEB as the surviving corporation, Gartner and Merger Sub will be obligated to use their reasonable best efforts to arrange and obtain alternative financing in an amount sufficient to consummate the merger and the transactions contemplated by the merger agreement.

Q:	Is the consummation of the merger conditioned on the approval of the merger agreement by Gartner’s stockholders?

A:	No. The consummation of the merger is not conditioned on the approval of the merger agreement by Gartner’s stockholders.

Q:	What are the conditions to the merger?

A:	The respective obligations of Gartner, Merger Sub and CEB to consummate the merger are subject to the satisfaction or waiver of certain conditions, including, among others:

•	adoption of the merger agreement by an affirmative majority vote of the outstanding shares of CEB common stock;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Gartner common stock issuable to CEB stockholders in the merger;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the termination or expiration of the waiting period under German competition laws; and

•	no applicable law, no legal restraint or prohibition, and no binding order or determination by any governmental entity shall be in effect that prevents, makes illegal, or prohibits the consummation of the merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by CEB, Gartner or any of their respective subsidiaries of any portion of their respective businesses, properties or assets, (ii) CEB, Gartner or any of their respective subsidiaries being compelled as a result of the merger to dispose of or hold separate any portion of their respective businesses, properties or assets, (iii) any prohibition or limitation on the ability of Gartner to acquire or exercise full ownership rights of, any shares of the capital stock of CEB’s subsidiaries, including the right to vote or (iv) any prohibition or limitation on Gartner effectively controlling the business or operations of CEB and its subsidiaries, in each case subject to the parties’ obligations under the merger agreement to take certain actions, if necessary, to obtain regulatory approval. See the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Conditions to Consummation of the Merger” beginning on page 86.

Q:	What equity stake will CEB stockholders hold in Gartner immediately following the merger?

A:

Based on (i) the number of issued and outstanding shares of Gartner common stock as of the record date, (ii) the number of issued and outstanding shares of CEB common stock as of the record date (including, for this purpose only, the shares to be issued to settle certain restricted share units held by CEB employees and certain non-employee members of the CEB board) and (iii) the exchange ratio of 0.2284, holders of shares

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of CEB common stock as of immediately prior to the closing of the merger will hold, in the aggregate, less than 9% of the issued and outstanding shares of Gartner common stock immediately following the closing of the merger.

Q:	Do any of CEB’s directors or executive officers have interests in the merger that may differ from or be in addition to my interests as a stockholder?

A:	CEB’s directors and executive officers have interests in the merger that are different from, or in addition to, those of the CEB stockholders generally, as set forth below. The CEB board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the merger agreement be adopted by its stockholders. These interests include (i) the accelerated vesting and payment of RSUs and PSUs, (ii) certain severance and other separation benefits that may be payable upon termination of employment following the effective time of the merger and (iii) entitlement to continued indemnification and insurance coverage under the merger agreement.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	CEB is soliciting proxies for the CEB special meeting from its stockholders. CEB will pay all fees and expenses in relation to the printing, filing and mailing of this proxy statement/prospectus and all of its other costs of soliciting proxies. CEB has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the CEB special meeting. CEB estimates that it will pay Innisfree M&A Incorporated a fee of approximately $25,000. CEB’s directors, officers and employees also may solicit proxies by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

Q:	Who can help answer my questions?

A:	If you have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement/prospectus or additional proxy cards, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue

New York, NY 10022

Shareholders call toll-free: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833

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SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this proxy statement/prospectus and may not contain all the information that is important to you. We urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the CEB special meeting. See also the section entitled “Where You Can Find More Information” beginning on page 133. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

CEB (See page 35)

CEB Inc.

1919 North Lynn Street

Arlington, Virginia 22209

(571) 303-3000

CEB is a best practice insight and technology company. In partnership with leading organizations around the globe, CEB develops innovative solutions to drive corporate performance. CEB equips leaders at more than 10,000 companies with the intelligence to effectively manage talent, customers, and operations. CEB is a trusted partner to nearly 90% of the Fortune 500 and Financial Times Stock Exchange 100, 80% of the JSE, and more than 70% of the Dow Jones Asian Titans.

CEB does this by combining its advanced research and analytics with best practices from thousands of member companies with its proprietary research methodologies, benchmarking assets, and human capital analytics. The combination of best practices, insights, and data from membership programs with talent assessments, predictive analytics, and robust technology platforms allows CEB to increase its capabilities for helping clients manage talent, transform operations, and reduce risk. Over time, CEB’s member network and data sets grow and strengthen the impact of its products and services. CEB Talent Assessment services deliver rich data, analytics, and insights for assessing and managing employees and applicants and position clients to achieve better business results through enhanced intelligence for talent and key decision-making processes—from hiring and recruiting to employee development and succession planning.

CEB’s principal executive offices are located at 1919 North Lynn Street, Arlington, Virginia 22209 and the telephone number is (571) 303-3000.

Additional information about CEB and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 133.

Gartner (See page 36)

Gartner, Inc.

P.O. Box 10212

56 Top Gallant Road

Stamford, Connecticut 06902

(203) 316-1111

Gartner is the world’s leading information technology research and advisory company. Gartner delivers the technology-related insight necessary for its clients to make the right decisions, every day. Gartner conducts independent research on IT, supply chain, and digital marketing issues and delivers its findings through three core business segments—research, consulting and events.

•	Research provides objective insight on critical and timely technology and supply chain initiatives for CIOs and other IT professionals, supply chain leaders, digital marketing and other business professionals, as well as technology companies and the institutional investment community, through reports, briefings, proprietary tools, access to our analysts, peer networking services and membership programs that enable Gartner’s clients to make better decisions about their IT, supply chain and digital marketing initiatives.

•	Consulting provides customized solutions to unique client needs through on-site, day-to-day support, as well as proprietary tools for measuring and improving IT performance with a focus on cost, performance, efficiency and quality.

•	Events provides IT, supply chain, digital marketing, and other business professionals the opportunity to attend various symposia, conferences and exhibitions to learn, contribute and network with their peers. From Gartner’s flagship event Symposium/ITxpo, to summits focused on specific technologies and industries, to experimental workshop-style seminars, Gartner’s events distill the latest Gartner research into applicable insight and advice.

Additional information about Gartner and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 133.

Cobra Acquisition Corp. (See page 36)

Cobra Acquisition Corp., a wholly owned subsidiary of Gartner, which we refer to as Merger Sub, is a Delaware corporation that was formed on January 3, 2017 for the purpose of effecting the merger.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Upon consummation of the merger, in which Merger Sub will merge with and into CEB, the separate corporate existence of Merger Sub will cease.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will merge with and into CEB. CEB will survive the merger as a wholly owned subsidiary of Gartner.

Terms of the Merger; Treatment of CEB Equity Awards (See pages 84 and 85)

Treatment of Outstanding Shares. In the merger, each share of CEB common stock, other than shares held by CEB holders who properly exercise dissenters’ rights or shares held by Gartner or Merger Sub, will be converted into the right to receive, less any applicable withholding taxes, (a) $54.00 in cash and (b) 0.2284 of a fully paid and nonassessable share of Gartner common stock. Cash will be paid in lieu of any fractional shares.

Treatment of Restricted Stock Units and Performance Stock Units. Immediately prior to the consummation of the merger, each then-outstanding CEB RSU, (i) that is vested, (ii) that will vest as a result of the consummation of the merger or (iii) that is held by any non-employee member of the CEB board will vest, to the extent such CEB RSU is not already vested, and be settled in shares of CEB common stock, with such shares entitled to receive cash and Gartner common shares on the same terms as all other shares of CEB common stock in the merger.

Immediately prior to the consummation of the merger, each then-outstanding CEB PSU will vest and be settled into shares of CEB common stock assuming the achievement of performance goals at target performance, with such shares entitled to receive cash and Gartner common shares on the same terms as all other shares of CEB common stock in the merger.

Immediately prior to the effective time of the merger, each CEB RSU that does not vest as set forth above at the effective time of the merger, will be assumed by Gartner and converted into a restricted share unit payable in a number of shares of Gartner common stock, rounded up to the nearest whole share, equal to the product of (i) the applicable number of shares of CEB common stock subject to such award multiplied by (ii) the Stock Award Exchange Ratio, which we define below. Such converted CEB RSUs, which we refer to as Converted CEB RSUs, will have the same terms and conditions (including the terms and conditions relating to vesting and the achievement of any applicable performance goals) as were applicable under such CEB RSU immediately prior to the effective time of the merger; provided that Converted CEB RSUs held by certain CEB employees (including Ms. Jones and Mr. Lindahl) will be adjusted prior to the merger such that, to the extent this would provide an employee with additional accelerated vesting as compared to any accelerated vesting provisions already applicable to such CEB RSUs, they accelerate and vest (i) as to 100% of the award, for Converted CEB RSUs that were granted to such employee prior to 2017, upon such employee’s voluntary resignation during the one-year period following the effective time of the merger and (ii) as to 25% of the awards for Converted CEB RSUs that were granted to such employee in 2017, upon such employee’s voluntary resignation more than 90 days after the consummation of the merger but prior to the one-year anniversary of the merger. Ms. Jones and Mr. Lindahl have existing additional accelerated vesting arrangements that are described in this proxy statement/prospectus. For the purpose of converting CEB RSUs in connection with the merger, the “Stock Award Exchange Ratio” means the sum of (i) 0.2284 plus (ii) a fraction resulting from dividing $54.00 by the closing price per share of Gartner common stock on the last trading day immediately preceding the closing date of the merger.

Material U.S. Federal Income Tax Consequences of the Merger (See page 70)

The merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus) generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value of the shares of Gartner common stock received in the merger and (2) the holder’s adjusted tax basis in the shares of CEB common stock exchanged in the merger.

Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the CEB common stock immediately prior to the merger is more than one year. For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder will have a tax basis in the shares of Gartner common stock received in the merger equal to the fair market value of such shares. The holding period for shares of Gartner common stock received in exchange for shares of CEB common stock in the merger will begin on the date immediately following the date the merger becomes effective.

A Non-U.S. Holder (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 70 of this proxy statement/prospectus) generally will not be subject to U.S. federal income tax with respect to the exchange of shares of CEB common stock for cash and shares of Gartner common stock in the merger unless such Non-U.S. Holder has certain connections to the United States. A Non-U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the merger unless such holder certifies that it is not a U.S. person or otherwise establishes an exemption.

The U.S. federal income tax consequences described above may not apply to all CEB stockholders, including certain holders specifically referred to on pages 70 and 71. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the merger to you.

Recommendations of the CEB Board of Directors

After careful consideration, the CEB board, on January 4, 2017, approved the merger agreement by a unanimous vote of the directors. For the factors considered by the CEB board in reaching its decision to approve the merger agreement, see the section entitled “The Merger—CEB’s Reasons for the Merger and Recommendation of the CEB Board of Directors” beginning on page 56. The CEB board unanimously recommends that the CEB stockholders vote “FOR” the proposal to adopt the merger agreement at the CEB special meeting, “FOR” the adjournment proposal and “FOR” the merger-related named executive officer compensation proposal.

Opinion of Centerview Partners LLC (See page 61)

CEB retained Centerview Partners LLC, which we refer to as Centerview, as financial advisor to the CEB board in connection with the proposed merger and the other transactions contemplated by the merger agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion in the section entitled “The Merger—Opinion of Centerview Partners LLC” beginning on page 61 of this proxy statement/prospectus. In connection with this engagement, the CEB board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of CEB common stock (other than holders of (i) shares of CEB common stock as to which the holders thereof have not voted in favor of the merger or consented thereto in writing and have demanded appraisal for such shares in accordance with Section 262 of the DGCL and have not effectively withdrawn or lost their rights to appraisal and (ii) shares of CEB common stock owned by CEB as treasury stock or owned by Gartner or Merger Sub or any affiliate of Gartner, which are collectively referred to as “Excluded Shares” throughout this section and the section entitled “The Merger—Opinion of Centerview Partners LLC” beginning on page 61 of this proxy statement/prospectus) of the merger consideration proposed to be paid to such holders pursuant to the merger agreement. On January 4, 2017, Centerview rendered to the CEB board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration proposed to be paid to the CEB stockholders (other than holders of Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated January 4, 2017, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CEB board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of CEB common stock (other than holders of Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any stockholder of CEB or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion. The full text of Centerview’s written opinion is available at CEB’s executive offices and principal place of business at 1919 North Lynn Street, Arlington, Virginia 22209 for inspection by CEB stockholders during ordinary business hours for any purpose germane to the CEB special meeting.

Interests of CEB Directors and Executive Officers in the Merger (See page 75)

In addition to their interests in the merger as stockholders, the directors and executive officers of CEB have interests in the merger that may be different from, or in addition to, those of CEB stockholders generally. The CEB board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations that the CEB stockholders approve the merger agreement. As described in more detail below, these interests include:

•	the accelerated vesting and settlement of CEB RSUs and CEB PSUs immediately prior to the effective time of the merger (or, for Converted CEB RSUs, upon certain types of terminations of employment that occur following the effective time of the merger), as described in more detail in the section entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85;

•	with respect to Mr. Monahan, the accelerated vesting and settlement of any CEB RSUs that would have otherwise been Converted CEB RSUs immediately prior to the effective time of the merger pursuant to Mr. Monahan’s executive severance agreement with CEB, as described in more detail in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75;

•	with respect to Ms. Jones, the accelerated vesting and settlement of Converted CEB RSUs and the payment of a guaranteed minimum performance bonus under the retention agreement with Ms. Jones upon certain types of terminations of employment that occur following the effective time of the merger, as described in more detail in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75;

•	with respect to Ms. Jones and Mr. Lindahl, the adjustment of their Converted CEB RSUs to permit full or partial accelerated vesting upon a voluntary termination of employment within certain time periods following the closing of the merger, as described in more detail in the section entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85;

•	with respect to Mr. Lindahl, the payment of a guaranteed minimum performance bonus under the retention agreement with Mr. Lindahl upon certain types of terminations of employment that occur following the effective time of the merger, as described in more detail in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75;

•	the receipt of certain payments and benefits under the change in control severance agreements between CEB and each of Ms. Jones and Messrs. Lindahl, Lynn and Thune upon certain types of terminations of employment that occur in anticipation of or following the effective time of the merger, as described in more detail in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75; and

•	the entitlement to indemnification benefits in favor of CEB directors and executive officers and post-closing compensation and benefits, as described in more detail in the sections entitled “The Merger—The Merger Agreement— Insurance and Indemnification” beginning on page 94 and “The Merger—The Merger Agreement—Employee Benefit Matters” beginning on page 95.

Board of Directors and Management After the Merger (See page 70)

Upon consummation of the merger, the board of directors and executive officers of Gartner are expected to remain unchanged. For information on Gartner’s current directors and executive officers, please see Gartner’s proxy statement dated April 11, 2016 and Gartner’s Form 8-K, filed on August 8, 2016. See “Where You Can Find More Information” beginning on page 133.

Regulatory Approvals Required for the Merger (See page 74)

To consummate the merger, Gartner and CEB must obtain certain approvals or consents from, or make filings with, the Antitrust Division of the Department of Justice, which we refer to as the DOJ, the Federal Trade Commission, which we refer to as the FTC and the German Federal Cartel Office, which we refer to as the Bundeskartellamt. For more information about regulatory approvals relating to the merger, see the sections entitled “The Merger—Regulatory Approvals Required for the Merger,” beginning on page 74, “The Merger—The Merger Agreement—Other Covenants and Agreements,” beginning on page 94 and “The Merger—The Merger Agreement—Conditions to Consummation of the Merger,” beginning on page 86 of this proxy statement/prospectus. Although we expect that all regulatory clearances and approvals will be obtained, we cannot assure you that these clearances and approvals will be timely obtained or obtained under the terms of the merger agreement at all or that the granting of these clearances and approvals will not involve the imposition of additional conditions on the consummation of the merger, or require changes to the terms of the merger agreement. These conditions or changes could result in the conditions to the merger not being satisfied.

HSR Act

The merger is subject to the requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, which provides that certain transactions may not be completed until required information has been furnished to the DOJ and the FTC, and until certain waiting periods have been terminated or have expired or approval has been obtained. Each of Gartner and CEB filed a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the merger on January 9, 2017. On February 1, 2017, the FTC granted early termination of the waiting period under the HSR Act.

German ARC

The German Act Against Restraints of Competition of 1958, which we refer to as the German ARC, imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet certain specified financial thresholds, which the merger meets. Accordingly, consummation of the merger is conditional upon the merger being cleared by the Bundeskartellamt. Clearance can be granted explicitly or is also considered granted if, after a transaction has been notified, the applicable waiting periods expire without any decision by the Bundeskartellamt. Gartner notified the Bundeskartellamt of the proposed transaction to on January 19, 2017, and the parties received clearance on February 7, 2017.

Consummation of the Merger (See page 85)

We currently expect to consummate the merger in the second quarter of 2017, subject to receipt of required stockholder and regulatory approvals and to the satisfaction or waiver of the other closing conditions summarized below.

Conditions to Consummation of the Merger (See page 86)

As more fully described in this proxy statement/prospectus and in the merger agreement, the consummation of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include (i) receipt of the requisite approval of CEB stockholders, (ii) the approval for listing on the NYSE of the Gartner common stock to be issued as stock consideration in the merger, (iii) the expiration or early termination of the waiting period under the HSR Act, (iv) the termination or expiration of the waiting period under the German ARC, (v) the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards), (vi) the absence of certain specified material adverse effects on the parties to the merger, (vii) the effectiveness of this registration statement and (viii) the absence of any legal restraint preventing the consummation of the merger or that is reasonably likely to result in (A) a limitation on the ownership or operation by CEB, Gartner or any of their respective subsidiaries of any portion of the business, properties or assets of CEB, Gartner or any of their respective subsidiaries, (B) CEB, Gartner or any of their respective subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of CEB, Gartner or any of their respective subsidiaries, in each case as a result of the merger, (C) any prohibition or limitation on the ability of Gartner to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of CEB’s subsidiaries, including the right to vote or (D) any prohibition or limitation on Gartner effectively controlling the business or operations of CEB and its subsidiaries, subject to, in the case of clauses (A)-(D), the parties’ obligations to sell, divest, license or otherwise dispose of capital stock, assets, rights, products or businesses of CEB or its subsidiaries and to submit to any other restrictions on the activities of CEB or its subsidiaries if necessary to obtain antitrust approval of the transaction, except that Gartner is not required, and CEB is not permitted without the prior written consent of Gartner, to take any action or accept any such conditions that, individually or in the aggregate, would involve assets or a business of Gartner, CEB or a combination thereof and would result in loss of revenues (as measured by revenues for the year ended December 31, 2016) in excess of $125 million.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be consummated.

Termination of the Merger Agreement (See page 89)

Gartner and CEB may mutually agree to terminate the merger agreement before consummating the merger, even after adoption of the merger agreement by the CEB stockholders.

In addition, either Gartner or CEB may decide to terminate the merger agreement if:

•	the merger is not consummated by July 5, 2017, subject to one extension, up to three months, and possible further extensions, under certain circumstances, but no later than October 5, 2017;

•	a court or other governmental entity issues a final and nonappealable order prohibiting the merger or having certain material effects on one or more parties to the merger agreement;

•	CEB stockholders fail to adopt the merger agreement; or

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach.

Gartner may also terminate the merger agreement if, prior to obtaining the approval of the CEB stockholders required to consummate the merger, the CEB board withdraws, modifies in a manner adverse to Gartner or proposes publicly to withdraw or modify in a manner adverse to Gartner its approval or recommendation with respect to the merger agreement or approves, recommends or proposes publicly to approve or recommend any alternative takeover proposal with a third party.

CEB may also terminate the merger agreement if, prior to obtaining the approval of the CEB stockholders required to consummate the merger, CEB has received a proposal for the acquisition of CEB by a third party and the CEB board has authorized CEB to enter into an acquisition agreement to consummate the acquisition of CEB by that third party and CEB pays concurrently or causes to be paid concurrently to Gartner (or its designee) the applicable termination fee as described below.

Expenses and Termination Fees (See page 90)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement further provides that, upon termination of the merger agreement under certain circumstances, CEB may be obligated to pay Gartner a termination fee of up to $99 million. In addition, under certain circumstances, Gartner may be obligated to pay CEB a reverse termination fee of $125 million. See the section entitled “The Merger—The Merger Agreement—Expenses and Termination Fees” beginning on page 90 for a discussion of the circumstances under which CEB or Gartner will be required to pay a termination fee.

Accounting Treatment (See page 73)

The transaction will be accounted for in accordance with U.S. generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. U.S. GAAP requires the merger to be accounted for using the acquisition accounting pursuant to which Gartner has been determined to be the acquirer for accounting purposes. As required under U.S. GAAP, Gartner will record CEB’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of consideration transferred (i.e. purchase price) over the fair value of net assets acquired will be recorded as goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of CEB will be reported as part of the combined company beginning on the acquisition date. The final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed has not yet been completed. The completion of the valuation upon consummation of the merger could result in significantly different amortization expenses and balance sheet classifications than those presented in the unaudited pro forma combined financial information included in this proxy statement/prospectus.

Appraisal Rights (See page 73)

Pursuant to Section 262 of the DGCL, CEB stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law have the right to seek appraisal of the fair value of their shares of CEB common stock, as determined by the Delaware Court of Chancery, if the merger is consummated and if certain other statutory requirements described herein are met. The “fair value” of shares of CEB common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the merger consideration per share that CEB stockholders are otherwise entitled to receive under the terms of the merger agreement. CEB stockholders who do not consent to the adoption of the merger agreement and who wish to preserve their appraisal rights must so advise CEB by submitting a demand for appraisal that includes all the information required by Section 262 of the DGCL within the period prescribed by Section 262 of the DGCL after receiving this notice from CEB that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. A person having a beneficial interest in shares of CEB common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to demand and perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, CEB stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors and carefully review the full text of Section 262 of the DGCL, as well as the section entitled “The Merger—Appraisal Rights” beginning on page 73 of this proxy statement/prospectus.

The CEB Special Meeting (See page 37)

The special meeting of CEB stockholders is scheduled to be held at 10:00 a.m., local time, on April 4, 2017 at 1919 North Lynn Street, Arlington, Virginia 22209. At the CEB special meeting stockholders of CEB will be asked:

•	to adopt the Agreement and Plan of Merger, dated as of January 5, 2017, among Gartner, Merger Sub and CEB, pursuant to which Merger Sub will be merged with and into CEB and each outstanding share of common stock of CEB will be converted into the right to receive, less any applicable withholding taxes, $54.00 in cash, and 0.2284 of a share of Gartner common stock, with cash paid in lieu of fractional shares;

•	to approve an adjournment of the CEB special meeting, if necessary or appropriate, in the view of the CEB board, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and

•	to approve, on a non-binding advisory basis, the compensation to be paid to CEB’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 79.

You may vote at the CEB special meeting if you owned common stock of CEB at the close of business on the record date, February 24, 2017. On that date there were 32,055,939 shares of common stock of CEB outstanding and entitled to vote.

You may cast one vote for each share of common stock of CEB that you owned on the record date.

The affirmative vote of record holders of a majority of the outstanding shares of CEB common stock on the record date is required to adopt the merger agreement. The affirmative vote of record holders of a majority of the shares of CEB common stock voting affirmatively or negatively on the proposal present or represented by proxy at the CEB special meeting is required to approve each of the adjournment proposal and merger-related named executive officer compensation proposal.

As of the record date for the CEB’s special meeting, the directors and executive officers of CEB as a group owned and were entitled to vote 241,541 shares of CEB common stock, or approximately 1% of the outstanding shares of the common stock of CEB on that date. CEB currently expects that its directors and executive officers will vote their shares in favor of adoption of the merger agreement, but, only the members of the CEB Board and Thomas L. Monahan III, CEB’s Chief Executive Officer, Melody L. Jones, CEB’s Chief Administrative Officer, and Richard S. Lindahl, CEB’s Chief Financial Officer, have entered into an agreement obligating them to do so.

Voting Agreement (See page 98)

In connection with the execution of the merger agreement, CEB’s Chief Executive Officer, Chief Administrative Officer and Chief Financial Officer, and each of the members of the CEB board, collectively referred to as the CEB management stockholders, have entered into voting agreements, dated as of January 5, 2017. As of January 5, 2017, there were 199,821 shares, constituting approximately 1% of the outstanding CEB common stock, subject to the voting agreements.

The CEB management stockholders have agreed in the voting agreements to vote all shares of CEB common stock owned by them (i) in favor of the adoption of the merger agreement and any action required in furtherance thereof, (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of the merger agreement or the merger or any other transactions contemplated by the merger agreement and (iii) against any of the following actions (excluding the merger with Gartner): (A) any other acquisition or business combination involving CEB or any of its subsidiaries; (B) any sale, lease or transfer of all or substantially all of the assets of CEB or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of CEB or any of its subsidiaries; (D) any material change in the capitalization of CEB or any of its subsidiaries, or the corporate structure of CEB or any of its subsidiaries; (E) any proposal to acquire 20% or more of CEB’s capital stock or assets; or (F) any other action that is intended to, or would reasonably be expected to, materially impede, interfere with, delay, postpone or discourage the merger with Gartner or any other transactions contemplated by the merger agreement with Gartner.

The voting agreement also prohibits the CEB management stockholders from disposing of and encumbering their shares and from taking certain other actions. The CEB management stockholders have waived their dissenters’ rights with respect to the merger. For additional information on the voting agreement, see the section entitled “The Merger—The Voting Agreement” beginning on page 98 of this proxy statement/prospectus.

Financing of the Merger and Indebtedness Following the Merger (See page 100)

Gartner’s Obligations With Respect to the Debt Commitment Letter

In connection with the merger, Gartner entered into a debt commitment letter to obtain committed debt financing. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 100. Under the debt commitment letter, JPMorgan Chase Bank, N.A., which we refer to as JPMorgan, Goldman Sachs Bank USA, which we refer to as Goldman Sachs, and Bank of America, N.A., Citizens Bank, N.A., PNC Bank, National Association, PNC Capital Markets LLC, SunTrust Bank, TD Bank, N.A., The Toronto-Dominion Bank, New York Branch, U.S. Bank National Association, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which we collectively refer to as the commitment parties, subject to the satisfaction or waiver of certain conditions as further specified in the debt commitment letter, have committed to provide debt financing for the purposes of funding (i) a portion of the cash consideration payable in connection with the merger, (ii) the repayment of certain existing indebtedness of CEB and its subsidiaries and (iii) related fees and expenses. Under the merger agreement, Gartner will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to:

•	arrange and consummate on a timely basis all of the terms and conditions (including “flex” provisions) applicable to Gartner and its subsidiaries set forth in the debt commitment letter;

•	maintain in effect the debt commitment letter and comply with its obligations and conditions thereunder;

•	negotiate and enter into definitive agreements on a timely basis on the terms and conditions (including “flex” provisions) contemplated by the debt commitment letter or otherwise no less favorable to Gartner;

•	satisfy (or have waived) all conditions and covenants applicable to Gartner that are within its control and otherwise comply in all material respects with its obligations under the debt commitment letter;

•	enforce all of its respective rights under the debt commitment letter; and

•	consummate the financing at or prior to the date on which the closing of the merger occurs to the extent the proceeds thereof are needed to fund the transactions contemplated by the merger agreement.

Gartner has also agreed to keep CEB reasonably informed of the status of its efforts to arrange the financing. In the event any funds in the amounts set forth in the debt commitment letter become unavailable on the terms and conditions contemplated in the debt commitment letter, Gartner is required to use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and subject to conditions that are not materially less favorable, taken as a whole (including “flex” provisions), to Gartner. Gartner’s obligation to consummate the merger is not subject to any financing condition.

CEB has agreed to use its reasonable best efforts to provide Gartner with certain cooperation reasonably requested by Gartner, as more fully set forth in the merger agreement, in connection with arranging, obtaining and syndicating the financing. In addition, CEB has agreed that Gartner is entitled to a 15 business day marketing period for the debt financing prior to the consummation of the merger.

Gartner has agreed to indemnify and hold harmless CEB and any of its subsidiaries or their respective representatives from and against any costs suffered or incurred by them in connection with the arrangement of financing and any information utilized in connection therewith. Gartner has also agreed to reimburse CEB for reasonable out-of-pocket costs and expenses incurred in connection with CEB’s cooperation with the financing.

Risk Factors

Before voting at the CEB special meeting, you should carefully consider all of the information contained in, or incorporated by reference into, this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 19.

SELECTED HISTORICAL FINANCIAL DATA OF GARTNER

The following tables set forth selected historical consolidated financial data for Gartner. The selected statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected balance sheet data as of December 31, 2016 and 2015 have been derived from Gartner’s audited consolidated financial statements incorporated by reference in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from Gartner’s audited consolidated financial statements not included or incorporated by reference in this proxy statement/prospectus. The following information should be read together with Gartner’s consolidated financial statements, the notes related thereto and management’s related reports on Gartner’s financial condition and performance incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 133. Gartner’s historical results for any prior period are not necessarily indicative of the results to be expected for any future period.

Consolidated Statement of Operations Data:

	Years Ended December 31,
(In thousands, except per share data)	2016	2015	2014	2013	2012

Revenues:
Research	$1,829,721	$1,583,486	$1,445,338	$1,271,011	$1,137,147
Consulting	346,214	327,735	348,396	314,257	304,893
Events	268,605	251,835	227,707	198,945	173,768

Total revenues	2,444,540	2,163,056	2,021,441	1,784,213	1,615,808
Operating income	305,141	287,997	286,162	275,492	245,707
Net income	$193,582	$175,635	$183,766	$182,801	$165,903

Per Share Data:
Basic income per share	$2.34	$2.09	$2.06	$1.97	$1.78

Diluted income per share	$2.31	$2.06	$2.03	$1.93	$1.73

Weighted average shares outstanding:
Basic	82,571	83,852	89,337	93,015	93,444

Diluted	83,820	85,056	90,719	94,830	95,842

The following items impact the comparability and presentation of Gartner’s consolidated data:

•	In 2016, Gartner repurchased 0.6 million of its common shares. Gartner also repurchased 6.2 million, 5.9 million, 3.4 million, and 2.7 million of its common shares in 2015, 2014, 2013, and 2012, respectively. Gartner used $59.0 million, $509.0 million, $432.0 million, $181.7 million, and $111.3 million in cash for share repurchases in 2016, 2015, 2014, 2013, and 2012, respectively.

•	In 2016, Gartner early adopted Financial Accounting Standards Board Accounting Standards Update (ASU) No. 2016-09, “Improvements to Employee Share-Based Payment Accounting” (“ASU No. 2016-09”), which changed the accounting for stock-based compensation awards. The adoption of ASU No. 2016-09 increased Gartner’s basic and diluted earnings per share for 2016 by a total of $0.12 per share. Gartner’s financial results for periods prior to 2016 were not impacted.

•	In 2016, 2015 and 2014, Gartner acquired other businesses and recognized $42.6 million, $26.2 million and $21.9 million, respectively, in pre-tax acquisition and integration charges. The operating results of these businesses were included in Gartner’s consolidated financial results beginning on their respective acquisition dates. Gartner used $34.2 million, $196.2 million and $124.3 million in cash for acquisitions in 2016, 2015 and 2014, respectively.

•	In 2016, Gartner refinanced its previous credit facility.

Consolidated Balance Sheet Data:

	Years Ended December 31,
(In thousands)	2016	2015	2014	2013	2012

Assets:
Current assets:
Cash and cash equivalents	$474,233	$372,976	$365,302	$423,990	$299,852
Fees receivable, net	643,013	580,763	552,107	490,923	463,968
Deferred commissions	141,410	124,831	115,381	106,287	87,933
Prepaid expenses and other current assets	84,540	62,427	63,868	63,682	75,713

Total current assets	1,343,196	1,140,997	1,096,658	1,084,882	927,466
Property, equipment and leasehold improvements, net	121,606	108,733	97,990	91,759	89,089
Goodwill	738,453	715,359	586,665	519,203	519,506
Intangible assets, net	76,801	96,544	30,689	6,107	11,821
Other assets	87,279	106,884	92,349	81,631	73,395

Total assets	$2,367,335	$2,168,517	$1,904,351	$1,783,582	$1,621,277

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$440,771	$387,691	$353,761	$325,059	$287,763
Deferred revenues	989,478	900,801	841,457	766,114	692,237
Current portion of long term debt	30,000	35,000	20,000	68,750	90,000

Total current liabilities	1,460,249	1,323,492	1,215,218	1,159,923	1,070,000
Long term debt	664,391	783,831	385,000	136,250	115,000
Other liabilities	181,817	193,594	142,962	126,093	129,604

Total liabilities	2,306,457	2,300,917	1,743,180	1,422,266	1,314,604
Total stockholders’ equity (deficit)	60,878	(132,400)	161,171	361,316	306,673

Total liabilities and stockholders’ equity (deficit)	$2,367,335	$2,168,517	$1,904,351	$1,783,582	$1,621,277

SELECTED HISTORICAL FINANCIAL DATA OF CEB

The following tables set forth selected consolidated financial information for CEB. The selected statement of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected balance sheet data as of December 31, 2016 and 2015 have been derived from CEB’s audited consolidated financial statements, incorporated by reference in this proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from CEB’s audited consolidated financial statements not included or incorporated by reference in this proxy statement/prospectus. The following information should be read together with CEB’s consolidated financial statements, the notes related thereto and management’s related reports on CEB’s financial condition and performance incorporated by reference in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 133.

Consolidated Statements of Operations Data

	Year Ended December 31,
	2016	2015	2014	2013	2012 (1)
	(In thousands, except per share amounts)

Revenue
CEB segment	$761,648	$731,834	$701,573	$634,302	$564,062
CEB Talent Assessment segment	188,146	196,600	207,401	185,751	58,592

Total revenue	949,794	928,434	908,974	820,053	622,654
Operating (loss) profit
CEB segment (2)	24,237	147,210	98,108	103,322	97,013
CEB Talent Assessment segment	(17,401)	(8,048)	(4,463)	(12,609)	(12,345)

Total operating profit	6,836	139,162	93,645	90,713	84,668
Other (expense) income, net
Interest expense	(29,681)	(20,636)	(18,410)	(22,586)	(11,882)
Debt modification costs	(1,656)	(4,775)	—	(6,691)	—
Gain on cost method investment	—	—	6,585	—	—
Interest income and other	7,846	3,781	10,030	(998)	1,834

Other (expense) income, net	(23,491)	(21,630)	(1,795)	(30,275)	(10,048)
(Loss) income before provision for income taxes	(16,655)	117,532	91,850	60,438	74,620
Provision for income taxes	18,003	25,004	40,678	28,467	37,569

Net (loss) income	$(34,658)	$92,528	$51,172	$31,971	$37,051

Basic (loss) earnings per share	$(1.08)	$2.77	$1.52	$0.95	$1.11
Diluted (loss) earnings per share	$(1.08)	$2.75	$1.50	$0.94	$1.10
Weighted average shares outstanding
Basic	32,087	33,367	33,666	33,543	33,462
Diluted	32,087	33,672	34,039	33,943	33,821
Cash dividends declared and paid per common share	$1.65	$1.50	$1.05	$0.90	$0.70

Consolidated Balance Sheet Data

	December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Cash and cash equivalents and marketable securities	$134,929	$113,329	$114,934	$119,554	$72,699
Total assets (3)	$1,412,592	$1,338,552	$1,347,972	$1,391,317	$1,301,569
Deferred revenue	$436,225	$449,694	$452,679	$416,367	$365,747
Debt—long term (3)	$866,681	$556,418	$485,094	$498,948	$517,511
Total stockholders’ (deficit) equity	$(174,930)	$43,677	$86,137	$139,742	$115,502

(1)	CEB acquired 100% of the equity interests of SHL Group Holdings 1 on August 2, 2012.
(2)	Includes an impairment loss of $69.4 million for Evanta in 2016 and a $39.7 million and $22.6 million impairment loss for Personnel Decisions Research Institutes, LLC (“PDRI”) in 2014 and 2013, respectively.
(3)	In 2015, CEB early adopted ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs and ASU 2015-17, Balance Sheet Classification of Deferred Taxes. Accordingly, prior year amounts were retrospectively adjusted to conform to the current year presentation.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Gartner common stock trades on the NYSE under the symbol “IT,” and CEB common stock trades on the NYSE under the symbol “CEB.”

Comparative Per Share Market Price Information

The following table presents the closing prices of CEB common stock and Gartner common stock on January 4, 2017, the last trading day before the public announcement of the merger agreement, and March 2, 2017, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated value of the per share consideration for each share of CEB common stock on the relevant date.

Date	CEB Closing Price	Gartner Closing Price	Exchange Ratio	Estimated Value of the Per Share Consideration (1)
January 4, 2017	$61.90	$101.79	0.2284	$77.25
March 2, 2017	$77.75	$104.04	0.2284	$77.76

(1)	The implied value of the per share consideration for each share of CEB common stock represents the sum of $54.00, the cash portion of the merger consideration, plus the implied value of the stock portion of the merger consideration, based on the closing prices of Gartner common stock of $101.79 on January 4, 2017 and $104.04 on March 2, 2017.

The above table shows only historical comparisons. The market price of CEB common stock and Gartner common stock will fluctuate prior to the CEB special meeting and before consummation of the merger, which will affect the implied value of the stock portion of the merger consideration paid to the CEB stockholders. These comparisons may not provide meaningful information to CEB stockholders in determining whether to adopt the merger agreement. CEB stockholders are urged to obtain current market quotations for Gartner common stock and CEB common stock and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information” beginning on page 133 of this proxy statement/prospectus.

Comparative Stock Prices and Dividends

The following table sets forth, for the respective periods of Gartner and CEB indicated, the high and low sale prices per share of Gartner common stock and CEB common stock as reported by the NYSE and cash dividends declared and paid. CEB has historically paid a quarterly dividend on its common stock. Future cash dividends paid by CEB, if any, are subject to the sole discretion of the CEB board. Notwithstanding the foregoing, under the terms of the merger agreement, during the period before the closing of the merger, CEB is prohibited from paying any dividends other than its ordinary course quarterly dividends in accordance with past practice. Gartner has not historically paid any dividends on common stock, and Gartner does not presently anticipate paying any dividends on its common stock in the foreseeable future. Gartner’s existing credit facility contains a negative covenant that limits its ability to pay dividends.

	Gartner			CEB
	High	Low	Dividends Declared and Paid	High	Low	Dividends Declared and Paid
Year Ended December 31, 2016
Quarter ended December 31, 2016	$105.45	$84.54	—	$61.35	$47.33	$0.4125
Quarter ended September 30, 2016	100.74	87.86	—	67.84	52.69	0.4125
Quarter ended June 30, 2016	103.00	86.17	—	66.80	56.88	0.4125
Quarter ended March 31, 2016	89.73	77.80	—	64.97	49.27	0.4125

Year Ended December 31, 2015
Quarter ended December 31, 2015	$94.82	$81.52	—	$78.21	$58.63	$0.3750
Quarter ended September 30, 2015	92.46	79.93	—	91.57	67.58	0.3750
Quarter ended June 30, 2015	89.10	82.35	—	90.54	78.78	0.3750
Quarter ended March 31, 2015	86.28	74.39	—	81.12	66.69	0.3750

Year Ended December 31, 2014
Quarter ended December 31, 2014	$87.58	$71.22	—	$75.85	$57.58	$0.2625
Quarter ended September 30, 2014	76.82	67.83	—	70.40	59.85	0.2625
Quarter ended June 30, 2014	75.61	65.55	—	76.14	61.75	0.2625
Quarter ended March 31, 2014	73.53	61.28	—	81.00	65.14	0.2625

Year Ended December 31, 2013
Quarter ended December 31, 2013	$71.49	$57.19	—	$78.59	$69.15	$0.225
Quarter ended September 30, 2013	63.00	55.75	—	73.74	63.12	0.225
Quarter ended June 30, 2013	59.09	53.01	—	63.84	54.00	0.225
Quarter ended March 31, 2013	54.52	46.52	—	59.18	47.77	0.225

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED PER SHARE INFORMATION

The following table sets forth selected per share information for (i) Gartner and CEB on a historical basis, (ii) the consolidated company on a pro forma basis giving effect to the merger and (iii) CEB on a pro forma equivalent basis based on the exchange ratio of 0.2284 shares of Gartner common stock in exchange for each share of CEB common stock. This information should be read in conjunction with the audited consolidated financial statements of Gartner and CEB for the year ended December 31, 2016 incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma consolidated per share information has been prepared as though the transaction had been completed as of January 1, 2016 for net income per share purposes, and on December 31, 2016 for book value per share purposes. This information is presented for informational purposes only and is not intended to represent or to be indicative of the actual operating results or financial position that would have resulted if the transaction had been completed at the beginning of the earliest period presented or financial position if the transaction had been completed on December 31, 2016, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	Year Ended December 31, 2016
	Gartner Historical	CEB Historical	Pro Forma	Pro Forma Equivalent(3)
Net income (loss) per common share (basic)(1)	$2.34	$(1.08)	$(0.07)	$(0.02)
Net income (loss) per common share (diluted)(1)	2.31	(1.08)	(0.07)	(0.02)
Cash dividends per share	—	—	—	—
Book value per share at period end(2)	0.74	(5.43)	8.62	1.97

(1)	The shares used to calculate unaudited pro forma basic income per share are based on the sum of (i) Gartner’s historical basic weighted average common shares outstanding and (ii) approximately 7.4 million new shares of Gartner common stock to be issued as part of the merger, which is calculated as 32.6 million shares of CEB common stock outstanding as December 31, 2016 and adjusted for CEB unvested stock awards that vest prior to and related to the merger, multiplied by the exchange ratio of 0.2284. The shares used to calculate unaudited pro forma diluted earnings per share are based on the sum of (i) Gartner’s historical diluted weighted average common shares outstanding and (ii) approximately 7.4 million new shares of Gartner common stock to be issued as part of the merger, which is calculated as 32.6 million shares of CEB common stock outstanding as of December 31, 2016 and adjusted for CEB unvested stock awards that vest prior to and related to the merger, multiplied by the exchange ratio of 0.2284.

Diluted pro forma net income per share is the same as basic pro forma net income per share for the year ended December 31, 2016 because the effects of potentially dilutive items were anti-dilutive given the pro forma net loss. Approximately 1.2 million shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive.

(2)	Historical book value per share is computed by dividing stockholders’ equity (deficit) by the number of Gartner or CEB common shares outstanding, as applicable. Pro forma book value per share is computed by dividing pro forma stockholders’ equity (deficit) by the pro forma number of common shares outstanding.
(3)	The pro forma equivalent per share data was calculated by multiplying the unaudited pro forma consolidated per share data by the exchange ratio of 0.2284.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33, you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Gartner and CEB because these risks will also affect the combined company. A description of these risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 for each of Gartner and CEB, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 133.

Risk Factors Relating to the Merger

The value of the stock portion of the merger consideration that CEB stockholders receive in the merger will fluctuate over time and be more or less than its value on the date of the CEB special meeting.

At the time the merger is consummated, each issued and outstanding share of CEB common stock (except for (i) shares of CEB common stock as to which the holders thereof have not voted in favor of the merger or consented thereto in writing and have demanded appraisal for such shares in accordance with Section 262 of the DGCL and have not effectively withdrawn or lost their rights to appraisal and (ii) shares of CEB common stock owned by CEB as treasury stock or owned by Gartner or Merger Sub) will be converted into the right to receive, less any applicable withholding taxes, (a) $54.00 in cash and (b) 0.2284 of a share of Gartner common stock. Cash will be paid in lieu of any fraction shares of Gartner common stock.

Time will elapse between each of the date of this proxy statement/prospectus, the date on which CEB stockholders vote to adopt the merger agreement at the CEB special meeting and the date on which CEB stockholders are entitled to receive the per share stock consideration in the form of Gartner common stock or the per share cash consideration in the form of cash from Gartner. The respective market value of Gartner and CEB’s common stock may fluctuate during any or all of these periods as a result of a variety of factors, including general market and economic conditions, changes in Gartner’s or CEB’s businesses, operations and prospects, catastrophic events, both natural and man-made, and regulatory considerations. Many of these factors are outside the control of CEB and Gartner. There will be no adjustment to the exchange ratio of the per share stock consideration (except for adjustments to reflect the effect of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like changes with respect to the Gartner common stock) and the parties do not have a right to terminate the merger agreement based upon changes in the market price of the Gartner common stock. Consequently, at the time CEB stockholders must decide whether to adopt the merger agreement, they will not know the market price of the Gartner common stock they will receive and the market price of the CEB common stock they will surrender when the merger is actually consummated. The value of the Gartner common stock received by CEB stockholders will depend on the market price of the Gartner common stock at that time, and the value of the CEB common stock surrendered by CEB stockholders will depend on the market price of the CEB common stock at that time.

Gartner common stock received by CEB stockholders as a result of the merger will have different rights from shares of CEB common stock.

Following the consummation of the merger, CEB stockholders will no longer be stockholders of CEB and will become stockholders of Gartner. There are some differences between the current rights of CEB stockholders and the rights to which such stockholders will be entitled as stockholders of Gartner. See the section of this proxy statement/prospectus entitled “Comparison of Stockholders’ Rights” beginning on page 118 for a discussion of the different rights associated with the Gartner common stock.

The consummation of the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have a material adverse effect on Gartner or CEB or could cause either Gartner or CEB to abandon the merger.

The governmental and regulatory agencies from which Gartner and CEB will seek approvals have broad discretion in administering the applicable government regulations. Gartner and CEB are unable to consummate the merger until after the applicable waiting period under the HSR Act expires or terminates. In addition, Gartner and CEB are required to provide notification of the merger to the Bundeskartellamt in Germany pursuant to the German ARC. Regulatory entities may oppose the merger or impose certain requirements, limitations or obligations or require divestitures or place restrictions on the conduct of Gartner’s and CEB’s businesses as conditions for their approval or in connection with their review. The regulatory clearances and approvals of the merger may not be obtained on a timely basis or at all, and such clearances and approvals may include conditions that could be detrimental or result in the abandonment of the merger.

The merger agreement may require Gartner to accept conditions from these regulators that could materially adversely affect Gartner after the consummation of the merger without either of Gartner or CEB having the right to refuse to close the merger on the basis of those regulatory conditions, except that Gartner is not required, and CEB is not permitted without the prior written consent of Gartner, to take any action or accept any such conditions that, individually or in the aggregate, would involve assets or a business of Gartner, CEB, or a combination thereof and would result in loss of revenues (as measured by revenues for the year ended December 31, 2016) in excess of $125 million. Neither Gartner nor CEB can provide any assurance that they will obtain the necessary approvals or that any required conditions will not have a material adverse effect on Gartner following the consummation of the merger. In addition, Gartner and CEB can provide no assurance that these conditions will not result in the abandonment of the merger. See the sections of this proxy statement/prospectus entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 74 and “The Merger—The Merger Agreement—Conditions to Consummation of the Merger” beginning on page 86.

Any delay in the consummation of the merger for regulatory reasons could diminish the anticipated benefits of the merger or result in additional transaction costs. Any uncertainty over the ability to consummate the merger could make it more difficult for Gartner or CEB to maintain or pursue particular business strategies. Conditions imposed by regulatory agencies in connection with their approval of the merger may restrict Gartner’s ability to modify the operations of Gartner’s business in response to changing circumstances for a period of time after the consummation of the merger or Gartner’s ability to expend cash for other uses or otherwise have a material adverse effect on, or delay, the anticipated benefits of the merger, thereby materially adversely affecting the business, financial condition or results of operations of the combined company.

Gartner may not be able to obtain its preferred form of financing to consummate the merger, and the terms of the financing may be less favorable to Gartner than expected, depending on market conditions.

There is no financing condition under the merger agreement, which means that if the conditions to closing are otherwise satisfied or waived, Gartner is obligated to consummate the merger whether or not it has sufficient funds to pay the consideration under the merger agreement. Gartner currently intends to finance the cash portion of the merger consideration, repay and redeem certain outstanding indebtedness of CEB and its subsidiaries and pay related fees and expenses in connection with the merger using a combination of new term loans, proceeds from the issuance of debt securities (or, to extent such debt securities are not issued, borrowings under a high-yield bridge credit facility), borrowings under a 364-day credit facility, borrowings under Gartner’s existing revolving credit facility and cash on hand. Although Gartner has obtained debt commitments from certain lenders in connection with its financing plan, such commitment is subject to a number of conditions and Gartner cannot provide any assurances that it will be able to close the financing as anticipated. In addition, although the debt commitment letter for the financing specifies a number of terms for the different facilities, Gartner retains some exposure to changes in pricing and other terms based on market conditions at the time the financing is consummated, which could result in less favorable terms for the financing than expected. The terms of the expected issuance of debt securities are not committed, and the pricing and terms of such debt securities may be less favorable than expected. If terms for the debt financing are less favorable than expected, financing costs could increase, potentially significantly, and Gartner’s financing or operating flexibility may be constrained. In addition, the short tenor of the 364-day credit facility, together with duration fees, pricing step-ups and other terms of the 364-day credit facility and high-yield bridge credit facility (if drawn), provide significant economic incentive for Gartner to refinance those facilities, which could result in Gartner accessing the market at a less favorable time than it would otherwise choose.

If Gartner cannot close on any element of its financing plan, it will need to pursue other financing options, which may result in less favorable financing terms that could increase costs and/or materially adversely affect the credit rating or financing and operating flexibility of the combined company. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger,” beginning on page 100 of this proxy statement/prospectus.

Failure to consummate the merger could materially adversely affect the future business, financial results and stock price of CEB, as well as the stock price of Gartner.

If the merger is not consummated, the ongoing business of CEB may be materially adversely affected and CEB will be subject to several risks, including the following:

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisory, filing, printing and mailing fees, which must be paid regardless of whether the merger is consummated;

•	having to restart the process of finding a successor to the current chief executive officer of CEB, who has announced his intention to step down (and possibly without candidates who had been identified by the CEB board as “finalists,” as they may have accepted other positions or may no longer be interested in the opportunity);

•	addressing the retention of its chief executive officer and possibly other senior executives for an additional period of time, to allow for the restart and completion of a new CEO search process, which is likely to impose additional (possibly material) costs to CEB and may not be successful;

•	addressing any loss of personnel and/or customers that may have occurred since the announcement of the signing of the merger agreement, as a result of such personnel or customers believing that CEB would not be continuing as a stand-alone business;

•	addressing the consequences of operational decisions made since the signing of the merger agreement either because of restrictions on CEB’s operations imposed by the terms of the merger agreement or in light of the expectation that the merger would be consummated, including decisions to delay or defer capital expenditures, new or revised operating, marketing or sales plans and strategies, introduction of new products and services and acquisition, joint venture and other strategic business opportunities; and

•	returning the focus of CEB management and personnel to operating CEB on a stand-alone basis, without any of the benefits expected to have been provided by the consummation of the merger.

In addition to the above risks, CEB may be required, under certain circumstances, to pay Gartner a termination fee of up to $99 million, which may materially adversely affect CEB’s financial condition.

If the merger is not consummated, CEB cannot assure its stockholders that these risks will not materialize and will not materially adversely affect its business, financial results and stock price.

Failure to consummate the merger could also materially adversely affect the stock prices of Gartner and CEB to the extent the current market prices reflect a market premium based on the assumption that the merger will be consummated.

The merger agreement contains provisions that could discourage a potential competing acquirer of CEB or could result in any competing proposal being at a lower price than it might otherwise be.

During the transaction solicitation period, CEB is permitted to solicit, initiate and engage in negotiations with any third party in connection with or in response to a competing takeover proposal and, following the transaction solicitation period, CEB is permitted to continue negotiating with any third party that made an acquisition proposal during the transaction solicitation period for an additional 35 days. The merger agreement contains “no shop” provisions that, subject to certain exceptions, restrict CEB’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of CEB following the periods described in the preceding sentence. Further, even if the CEB board withdraws or qualifies its recommendation in favor of adopting the merger agreement, CEB will still be required to submit the matter to a vote of its stockholders at the CEB special meeting. In addition, Gartner generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposal that may be made before the CEB board may withdraw or qualify its recommendation. Under certain circumstances upon termination of the merger agreement, CEB may be required to pay Gartner a termination fee of up to $99 million. See “The Merger—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 87, “—Termination of the Merger Agreement” beginning on page 89 and “—Expenses and Termination Fees” beginning on page 90 of this proxy statement/prospectus.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of CEB from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The pendency of the merger could materially adversely affect the business, financial condition, results of operations or cash flows of Gartner and CEB.

In connection with the pending merger, some customers or vendors of each of Gartner and CEB may delay or defer decisions on continuing or expanding their business dealings with the companies, which could materially adversely affect the revenues, earnings, cash flows and expenses of Gartner and CEB, regardless of whether the merger is consummated. Similarly, current and prospective employees of Gartner and CEB may experience uncertainty about their future roles with Gartner following the consummation of the merger, which may materially adversely affect the ability of each of Gartner and CEB to attract, retain and motivate key personnel during the pendency of the merger and which may materially adversely divert attention from the daily activities of Gartner’s and CEB’s existing employees. In addition, due to operating covenants in the merger agreement, CEB may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Further, the merger may give rise to potential liabilities, including those that may result from future shareholder lawsuits relating to the merger. Any of these matters could materially adversely affect the businesses, financial condition, results of operations and cash flows of Gartner and CEB.

The consummation of the merger is subject to a number of conditions and if these conditions are not satisfied or waived, the merger will not be consummated.

The proposed acquisition of CEB by Gartner, pursuant to the merger agreement, is subject to a number of conditions that must be satisfied prior to the consummation of the merger and may not occur, even with stockholder approval. Should the merger fail to close for any reason, CEB’s business, financial condition, results of operations and cash flows may be materially adversely affected. In addition to the regulatory conditions discussed above, the closing conditions under the merger agreement include, among others:

•	adoption of the merger agreement by an affirmative majority vote of the outstanding shares of CEB common stock;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Gartner common stock issuable to CEB stockholders in the merger;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the termination or expiration of the waiting period under German competition laws; and

•	no applicable law, no legal restraint or prohibition, and no binding order or determination by any governmental entity shall be in effect that prevents, makes illegal, or prohibits the consummation of the merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by CEB, Gartner or any of their respective subsidiaries of any portion of their respective businesses, properties or assets, (ii) CEB, Gartner or any of their respective subsidiaries being compelled as a result of the merger to dispose of or hold separate any portion of their respective businesses, properties or assets, (iii) any prohibition or limitation on the ability of Gartner to acquire or exercise full ownership rights of, any shares of the capital stock of CEB’s subsidiaries, including the right to vote or (iv) any prohibition or limitation on Gartner effectively controlling the business or operations of CEB and its subsidiaries, in each case subject to the parties obligations under the merger agreement to take certain actions, if necessary, to obtain regulatory approval. See the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 86.

For both Gartner and CEB, the obligation to consummate the merger is also subject to the accuracy of representations and warranties of, and the performance of obligations of, the other party, in each case as set forth in the merger agreement, subject to specified materiality exceptions. The obligations of each party to close are also subject to the absence of any material adverse effect on the other party. As a result of the above mentioned conditions and the other conditions described in the merger agreement, there can be no assurance that the merger will be consummated, even if CEB stockholder approval of the merger is obtained.

Certain executive officers of CEB may have interests in the merger that may differ from, or be in addition to, the interests of CEB stockholders.

Executive officers of CEB negotiated the terms of the merger agreement with their counterparts at Gartner, and the CEB board determined that entering into the merger agreement was in the best interests of CEB and its stockholders, declared the merger agreement advisable and recommended that CEB stockholders adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that CEB’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of CEB stockholders. The CEB board was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the merger and in recommending to CEB’s stockholders that they vote to approve the merger. For a detailed discussion of the special interests that CEB’s directors and executive officers may have in the merger, please see the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger,” beginning on page 75 of this proxy statement/prospectus.

The market price of Gartner common stock after the merger may be affected by factors different from those currently affecting the shares of Gartner or CEB.

Upon consummation of the merger, CEB stockholders will become holders of Gartner common stock. The business of Gartner differs from that of CEB in important respects and, accordingly, the results of operations of the combined company and the market price of shares of Gartner common stock following the merger may be affected by factors different from those currently affecting the independent operations of Gartner and CEB. For a discussion of the businesses of Gartner and CEB and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 133 of this proxy statement/prospectus.

CEB stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

CEB stockholders currently have the right to vote in the election of directors of CEB and on certain other matters affecting CEB. Following the consummation of the merger, each CEB stockholder will become a stockholder of Gartner with a percentage ownership of the combined company that is much smaller than the stockholder’s percentage ownership of CEB. Based on the number of shares of CEB common stock outstanding as of the record date (including, for this purpose only, the shares to be issued to settle certain restricted share units held by CEB employees and certain non-employee members of the CEB board), it is expected that the former stockholders of CEB as a group will own less than 9% of the outstanding shares of Gartner immediately after the consummation of the merger. Because of this, CEB’s stockholders will have substantially less influence on the management and policies of Gartner than they now have with respect to the management and policies of CEB.

Negative publicity related to the merger may materially adversely affect Gartner and CEB.

Political and public sentiment in connection with a proposed combination may result in a significant amount of adverse press coverage and other adverse public statements affecting the parties to the merger. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement of other legal proceedings is time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative effect on the reputation of Gartner and CEB, on the morale of their employees and on their relationships with regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. All of these factors may materially adversely affect Gartner and CEB’s respective business and cash flows, financial condition and results of operations.

Pending shareholder litigation against CEB and Gartner could result in an injunction preventing completion of the merger, the payment of damages if the merger is completed and/or an adverse effect on the combined company’s business, financial condition or results of operations following the merger.

In connection with the merger, a purported class action lawsuit was filed on behalf of CEB stockholders in the United States District Court for the Eastern District of Virginia. The lawsuit was subsequently voluntarily dismissed and re-filed by the same plaintiff on behalf of the same purported class in the United States District Court for the District of Delaware. The lawsuit alleges violations of certain federal securities laws by CEB, its directors and Gartner in connection with purported omissions of material information from the Form S-4 Registration Statement filed on February 6, 2017. The plaintiff generally seeks, among other things, declaratory and injunctive relief prohibiting completion of the merger, rescission of the merger if it is completed or the awarding of rescissory damages, attorney’s fees and costs, and other relief. It is possible that additional lawsuits related to the merger could be filed, which may include similar or different allegations and claims.

The outcome of any such lawsuit is uncertain. If any lawsuit is successful in obtaining an injunction prohibiting CEB or Gartner from consummating the merger on the agreed upon terms, the injunction may prevent the merger from being completed within the expected timeframe, or at all. Furthermore, if the merger is prevented or delayed, the lawsuits could result in substantial costs. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition or results of operations.

Risk Factors Relating to the Combined Company upon Consummation of the Merger

Operational Risks

The fairness opinion obtained by the CEB board from its financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the consummation of the merger.

The CEB board has not obtained and does not intend to obtain an updated fairness opinion from its financial advisor. Changes in the operations and prospects of CEB and/or Gartner, general market and economic conditions and other factors that may be beyond the control of CEB and/or Gartner, and on which the fairness opinion was based, may alter the value of CEB or the price of shares of CEB common stock or shares of Gartner common stock to be issued in the merger by the time the merger is consummated. The opinion does not speak as of the time of the consummation of the merger or as of any date other than the date of such opinion. Because CEB does not anticipate asking its financial advisor to update its opinion, the opinion does not address the fairness of the per share merger consideration, from a financial point of view, at the time of the consummation of the merger. This opinion is included as Annex B to this proxy statement/prospectus. For a description of the opinion that the CEB board received from its financial advisor and a summary of the material financial analyses such financial advisor provided to the CEB board in connection with rendering such opinion, see the section entitled “The Merger—Opinion of Centerview Partners LLC” beginning on page 61 of this proxy statement/prospectus. For a description of the other factors considered by the CEB board in determining whether to approve the merger agreement and the merger, see the section entitled “The Merger—CEB’s Reasons for the Merger and Recommendation of the CEB Board of Directors” beginning on page 56 of this proxy statement/prospectus.

Future results of Gartner may differ, possibly materially, from the Unaudited Pro Forma Condensed Consolidated Financial Data of Gartner presented in this proxy statement/prospectus.

The future results of Gartner following the consummation of the merger may be different, possibly materially, from those shown in the Unaudited Pro Forma Condensed Consolidated Financial Data of Gartner presented in this proxy statement/prospectus, which show only a combination of Gartner’s and CEB’s historical results after giving effect to the merger for several reasons. The Unaudited Pro Forma Condensed Consolidated Financial Information of Gartner presented in this proxy statement/prospectus is for illustrative purposes only and is not intended to, and does not purport to, represent what Gartner’s actual results or financial condition would have been if the merger had been consummated. In addition, the Unaudited Pro Forma Condensed Consolidated Financial Information of Gartner presented in this proxy statement/prospectus is based in part on certain assumptions regarding the merger that Gartner believes are reasonable. These assumptions, however, are only preliminary and will be updated only after the consummation of the merger. The Unaudited Pro Forma Condensed Consolidated Financial Information presented in this proxy statement/prospectus reflects the impact of the merger on Gartner’s and CEB’s historical financial information using the acquisition method of accounting, as required under U.S. GAAP. Pursuant to the acquisition method, Gartner has been determined to be the acquirer for accounting purposes. As required under U.S. GAAP, Gartner will record CEB’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of consideration transferred (i.e. purchase price) over the fair value of net assets acquired will be recorded as goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of CEB will be reported as part of the combined company on the acquisition date. The final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed have not yet been completed. The completion of the valuation upon consummation of the merger could result in significantly different amortization expenses and balance sheet classifications than those presented in the Unaudited Pro Forma Condensed Consolidated Financial Information included in this proxy statement/prospectus. The Unaudited Pro Forma Condensed Consolidated Financial Data presented in this proxy statement/prospectus does not reflect the effect of any potential divestitures that may occur prior to or subsequent to the consummation of the merger. Additionally, if the merger occurs, Gartner anticipates incurring integration costs, as well as the cost of cost savings initiatives, which have not been reflected in the Unaudited Pro Forma Condensed Consolidated Financial Data presented in this proxy statement/prospectus. The merger and post-merger integration process may also give rise to unexpected liabilities and costs. Unexpected delays in consummating the merger or in connection with the post- merger integration process may significantly increase the related costs and expenses incurred by Gartner. If any of these circumstances were to occur, operating expenses for the combined business may be higher than expected, reducing operating income and the expected benefits of the merger. In addition, actual financing costs for the combined company may be higher and revenue lower than the expected costs reflected in the Unaudited Pro Forma Condensed Consolidated Financial Information. Higher financing costs would reduce the combined company’s profitability and may reduce cost reduction and other initiatives.

Gartner may be unable to realize anticipated cost synergies and expects to incur substantial expenses related to the merger, which could have a material adverse effect on Gartner’s business, financial condition and results of operations.

Following the consummation of the merger, Gartner expects to realize annualized cost synergies of approximately $25 to $50 million beginning in 2018.

While Gartner believes these cost synergies are achievable, Gartner’s ability to achieve such estimated cost synergies in the timeframe described, or at all, is subject to various assumptions by Gartner’s management, which may or may not be realized, as well as the incurrence of other costs in our operations that offset all or a portion of such cost synergies. As a consequence, Gartner may not be able to realize all of these cost synergies within the timeframe expected or at all. In addition, Gartner may incur additional and/or unexpected costs in order to realize these cost synergies. Failure to achieve the expected cost synergies could significantly reduce the expected benefits associated with the merger and adversely affect Gartner.

In addition, Gartner has incurred and will incur substantial expenses in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, including the costs and expenses of filing this proxy statement/prospectus with the SEC.

Gartner expects to continue to incur non-recurring costs associated with consummating the merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, employee benefit costs and filing fees.

These costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of Gartner following the consummation of the merger and many of these costs will be borne by Gartner even if the merger is not consummated.

The market price of Gartner common stock may decline in the future as a result of the sale of such shares held by former CEB stockholders or current Gartner stockholders or due to other factors.

Based on the number of shares of CEB common stock outstanding as of January 30, 2017 and adjusted for CEB unvested stock awards that vest prior to and related to the merger, Gartner expects to issue approximately 7.4 million shares of Gartner common stock to CEB stockholders in the merger. Upon the receipt of Gartner common stock as merger consideration, former holders of shares of CEB common stock may seek to sell the Gartner common stock delivered to them. Current Gartner stockholders may also seek to sell Gartner common stock held by them following, or in anticipation of, consummation of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of Gartner common stock, may affect the market for, and the market price of, Gartner common stock in an adverse manner. None of these stockholders are subject to “lock-up” or “market stand off” agreements.

The market price of Gartner common stock may also decline in the future as a result of the consummation of the merger for a number of other reasons, including:

•	the unsuccessful integration of CEB into Gartner;

•	the failure of Gartner to achieve the anticipated benefits of the merger, including financial results (and any associated cost synergies), as rapidly as or to the extent anticipated;

•	decreases in Gartner’s financial results before or after the consummation of the merger; and

•	general market or economic conditions unrelated to Gartner’s performance.

These factors are, to some extent, beyond the control of Gartner.

Following the consummation of the merger, Gartner may be unable to successfully integrate CEB’s business and realize the anticipated benefits of the merger.

Gartner and CEB currently operate as independent public companies. After the consummation of the merger, Gartner will be required to devote significant management attention and resources to integrating the business practices and operations of CEB. Potential difficulties Gartner may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Gartner and CEB in a manner that permits Gartner to achieve the cost savings or revenue enhancements anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with Gartner after the merger;

•	the complexities associated with managing Gartner out of several different locations and integrating personnel from CEB, resulting in a significantly larger combined company, while at the same time attempting to provide consistent, high quality products and services;

•	the additional complexities of integrating a company with different core products, services, markets and customers, and initiating this process before CEB has fully completed the integration of its operations with those of CXO Acquisition Co. and Sports Leadership Acquisition Co.;

•	coordinating corporate and administrative infrastructures and harmonizing insurance coverage;

•	unanticipated issues in coordinating accounting, information technology, communications, administration and other systems;

•	identifying and eliminating redundant and underperforming functions and assets;

•	difficulty addressing possible differences in corporate culture and management philosophies;

•	the failure to retain key employees of either CEB or Gartner;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger, including shareholder litigation relating to the merger;

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by consummating the merger and integrating CEB’s operations;

•	effecting actions that may be required in connection with obtaining regulatory approvals; and

•	a deterioration of credit ratings.

For all these reasons, you should be aware that it is possible that the integration process following the consummation of the merger could result in the distraction of Gartner’s management, the disruption of Gartner’s ongoing business or inconsistencies in its products, services, standards, controls, procedures and policies, any of which could materially adversely affect the ability of Gartner to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the merger, or could otherwise materially adversely affect the business and financial results of Gartner.

An inability to realize the full extent of the anticipated benefits and cost synergies of the merger, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the combined company, which may materially adversely affect the value of Gartner’s stock following the consummation of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefit of Gartner’s plan for integration may not be realized. Actual synergies, if achieved at all, may be lower than what Gartner expects and may take longer to achieve than anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the merger may be offset by costs incurred or delays in integrating the companies. If Gartner is not able to adequately address these challenges, Gartner may be unable to successfully integrate CEB’s operations into its own or, even if Gartner is able to combine the two business operations successfully, to realize the anticipated benefits of the integration of the two companies.

As a result of the merger, Gartner may be unable to retain key employees.

The success of Gartner after the merger will depend in part upon its ability to retain key Gartner and CEB employees. Key employees may depart because of a variety of reasons relating to the merger. If Gartner and CEB are unable to retain key personnel who are critical to the successful integration and future operations of the combined company, Gartner could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

Gartner and CEB face competition, which is expected to intensify and which may reduce the market share and profits of Gartner after the consummation of the merger.

Gartner faces direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. Gartner also competes indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could also choose to compete directly with Gartner in the future. In addition, low barriers to entry exist in the markets in which Gartner and CEB do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

Some of the current and potential competitors of Gartner and CEB (i) may have greater financial, information gathering and marketing resources than Gartner or CEB, (ii) have the ability to grow and make transformative moves in the marketplace for advisory services and human capital management solutions, (iii) conduct operations or raise capital at a lower cost, (iv) are subject to less regulation, (v) offer greater online content services or (vi) have substantially stronger brand names. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their products and services more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services.

Following the consummation of the merger, Gartner’s competitive position could be weakened by strategic alliances or consolidation within the advisory services industry or the development of new technologies. Gartner’s ability to compete successfully will depend on how well it markets its products and services and on its ability to anticipate and respond to various competitive and technological factors affecting the industry, including changes in consumer preferences or demographics, and changes in the product offerings or pricing strategies of Gartner’s competitors.

After the consummation of the merger, competition could materially adversely affect Gartner in several ways, including (i) the loss of customers and market share, (ii) the possibility of customers reducing their usage of Gartner’s products and services, (iii) Gartner’s need to lower prices or increase marketing expenses to remain competitive and (iv) diminished value in Gartner’s products and services.

Gartner could be harmed by rapid changes in technology.

Gartner’s successful integration of CEB depends on its ability to operate successfully in an industry characterized by rapid technological change and frequent introduction of new products and services. Other changes in technology could result in the development of additional products or services, including those offered free of charge, that compete with or displace those to be offered by Gartner after the consummation of the merger, or that enable current customers to reduce or bypass use of Gartner’s products and services. Technological change could also require Gartner to expend capital or other resources in excess of currently contemplated levels, or to forego the development or provision of products or services that others can provide more efficiently. Gartner cannot predict with certainty which technological changes will provide the greatest threat to its competitive position. Gartner may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into its systems in a cost effective manner, or at all. If Gartner cannot develop new products or enhance its existing products to keep pace with technological advances, or if such products do not adequately address the changing needs of its clients or are not widely embraced by its customers, Gartner would be materially adversely affected.

Gartner may not be able to continue to grow through acquisitions.

In the past, Gartner has sought growth through acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support its growth objectives. However, following the consummation of the merger, Gartner cannot assure you that it will continue to identify attractive acquisition targets and consummate acquisitions. Upon consummation of the merger and the incurrence of debt in connection therewith, Gartner’s anticipated level of indebtedness will be significantly higher than prior to the consummation of the merger. As a result, Gartner cannot assure you that it will be able to arrange financing for future acquisitions on terms acceptable to it. In addition, the combined company will be a substantially larger company than Gartner is at this time and may face additional scrutiny in connection with federal and state governmental approvals in connection with any future acquisitions of attractive targets and may not be able to obtain such approvals at all. The realization of any of these risks could adversely affect Gartner’s business.

Gartner’s future results will suffer if it does not effectively manage its expanded operations following the consummation of the merger.

Consummation of the proposed merger with CEB will alter Gartner’s markets and product mix, and further expand its exposure to international operations. Gartner’s future success depends, in part, on its ability to retrain its staff to acquire or strengthen skills necessary to address these changes, and, where necessary, to attract and retain new personnel that possess these skills.

Following the consummation of the merger, Gartner may continue to expand its operations through additional acquisitions, other strategic transactions and new product and service offerings, some of which could involve complex technical, engineering, and operational challenges. Gartner’s future success will depend, in part, upon its ability to manage its expansion opportunities, which will pose substantial challenges for Gartner as it attempts to integrate new operations into its existing business in an efficient and timely manner, to successfully monitor its operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. Gartner cannot assure you that its expansion or acquisition opportunities will be successful, or that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Internet failures or system failures could materially adversely affect Gartner’s business, financial condition and results of operations.

A significant portion of Gartner’s business is conducted over the Internet and Gartner relies heavily on computer systems to conduct its operations. To be successful, Gartner will need to continue providing its customers with reliable and secure network and systems infrastructure. Some of the risks to Gartner’s networks and other infrastructure include:

•	breaches of security, including sabotage, tampering, computer viruses and break-ins;

•	power losses or physical damage, whether caused by fire, adverse weather conditions, terrorism or otherwise;

•	capacity limitations; and

•	other disruptions that may or may not be within Gartner’s control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. If network security is breached, Gartner’s confidential, proprietary information could be lost or misappropriated, and Gartner may be required to expend additional resources modifying network security to remediate vulnerabilities and to pay fines in connection with stolen customer, employee, or other confidential information. The occurrence of any disruption or system failure may result in a loss of business, increase expenses, damage Gartner’s reputation, subject Gartner to additional regulatory scrutiny or expose Gartner to litigation and possible financial losses, any of which could have a material adverse effect on its business, financial condition and results of operations.

Following the consummation of the merger, Gartner will be bound by all of the obligations and liabilities of both companies.

Following the consummation of the merger, Gartner will become bound by all of the obligations and liabilities of CEB in addition to Gartner’s obligation and liabilities existing prior to the consummation of the merger. Neither Gartner nor CEB can predict the financial condition of Gartner at the time of the combination or the ability of Gartner to satisfy its obligations and liabilities.

Following the consummation of the merger, third parties may terminate existing contracts or relationships with CEB or Gartner.

CEB has contracts with customers, suppliers, vendors, landlords, licensors and other business partners that may require CEB to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, CEB may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom CEB or Gartner currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit Gartner’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the consummation of the merger or the termination of the merger agreement.

Other Risks

Gartner’s anticipated level of indebtedness will increase significantly upon consummation of the merger and may adversely affect the company.

In connection with the consummation of the merger, Gartner will incur approximately $2,275.0 million aggregate principal amount of additional indebtedness to fund the cash consideration payable under the merger agreement, repay and redeem certain outstanding indebtedness of CEB and its subsidiaries and pay related fees and expenses in connection with the merger. Upon consummation of the merger, Gartner intends to repay CEB’s senior secured credit facility, which had approximately $630.3 million outstanding as of January 30, 2017, and redeem, satisfy and discharge CEB’s $250.0 million principal amount 5.625% senior unsecured notes due 2023. Taking into account Gartner’s current debt levels, the incurrence of additional indebtedness in connection with the merger and the expected repayment of CEB’s outstanding debt, as of December 31, 2016 on a pro forma basis the principal amount of Gartner’s pro forma consolidated indebtedness would be approximately $3,436.2 million.

In addition, Gartner expects to continue to evaluate the possibility of acquiring additional businesses and making strategic investments, and Gartner may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, Gartner may be required to raise substantial additional capital to finance new product or service offerings. As a result, Gartner’s indebtedness could increase relative to the level of indebtedness at the closing of the merger, and the related risks that Gartner faces could intensify.

Gartner’s anticipated level of indebtedness following the consummation of the merger, together with any additional indebtedness it may incur in the future, could adversely affect Gartner in a number of ways. For example, the anticipated level of indebtedness or any additional financing could or will:

•	make it more difficult for Gartner to pay or refinance its debts as they become due during adverse economic, financial market and industry conditions;

•	require Gartner to use a larger portion of its cash flow for debt service, reducing funds available for other purposes;

•	cause Gartner to be less able to take advantage of business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	increase Gartner’s vulnerability to adverse economic, industry or competitive developments;

•	affect Gartner’s ability to obtain additional financing, particularly as substantially all of Gartner’s assets will be subject to liens securing certain of its indebtedness;

•	decrease Gartner’s profitability and/or cash flow or require Gartner to dispose of significant assets in order to satisfy its debt service and other obligations if it is not able to satisfy these obligations from cash from operations or other sources;

•	cause Gartner to be disadvantaged compared to competitors with less leverage;

•	result in a downgrade in the credit rating of Gartner or any indebtedness of Gartner or its subsidiaries which could increase the cost of further borrowings; and

•	limit Gartner’s ability to borrow additional funds in the future to fund working capital, capital expenditures and other general corporate purposes.

The terms of Gartner’s indebtedness as of the date of this proxy statement/prospectus and following the consummation of the merger are expected to include covenants that, among other things, restrict Gartner’s ability to: (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) prepay certain other indebtedness or amend other financing arrangements; (v) pay dividends; (vi) create liens on assets; (vii) enter into sale and leaseback transactions; (viii) make investments, loans or advances; (ix) make acquisitions; (x) engage in mergers or consolidations; (xi) change the business conducted; and (xii) engage in certain transactions with affiliates In addition, under its existing revolving credit facility and term loan facility, Gartner is subject to financial maintenance covenants requiring that its leverage levels not exceed specified levels and that it maintain at least a specified interest coverage ratio. Gartner’s failure to comply with any of these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of certain of its debt, which could have a material adverse effect on Gartner’s business, financial condition and results of operations.

Gartner may not be able to service all of its indebtedness and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful. Gartner’s failure to meet its debt service obligations could have a material adverse effect on Gartner’s business, financial condition and results of operations.

Gartner estimates that the annual cash interest payments on the combined company’s debt, following the consummation of the merger would be approximately $110 million, which can fluctuate depending on changes in interest rates. Gartner depends on cash on hand and cash flows from operations to make scheduled debt payments. Gartner expects to be able to meet the estimated cash interest payments on the combined company’s debt following the merger through a combination of (1) the expected cash flows from operations of the combined company, (2) cash generated from the sale of non-core assets and (3), to a limited extent, the undrawn capacity under its revolving credit facility. However, Gartner’s ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of its control. However, there can be no assurance that these sources will be adequate. If Gartner is unable to service its indebtedness and fund its operations, Gartner will be forced to adopt an alternative strategy that may include:

•	reducing or delaying capital expenditures;

•	limiting its growth;

•	seeking additional capital;

•	selling assets; or

•	restructuring or refinancing its indebtedness.

Even if Gartner adopts an alternative strategy, the strategy may not be successful and Gartner may be unable to service its indebtedness and fund its operations, which could have a material adverse effect on Gartner’s business, financial condition or results of operations.

Gartner’s variable rate of indebtedness subjects it to interest rate risk, which could cause its debt service obligations to increase significantly.

Upon consummation of the merger, a portion of Gartner’s indebtedness will bear interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase its interest expense and its debt service obligations on the variable rate indebtedness, and Gartner’s net income and cash flows, including cash available for servicing its indebtedness, will correspondingly decrease. See the section titled “Item 7A—Quantitative and Qualitative Disclosure About Market Risk” in Gartner’s most recent Annual Report on Form 10-K, incorporated by reference herein, for additional information relating to interest rate risk.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, and competitive positions, growth opportunities, plans and objectives of the management of each of Gartner and CEB, the merger and the markets for Gartner and CEB common stock and other matters. Statements in this proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Gartner and CEB, wherever they occur in this proxy statement/prospectus or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Gartner and CEB and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this proxy statement/prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could,” “may,” “will,” “predict,” “potential,” “continue,” “forecast” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus, including in the section entitled “Risk Factors” beginning on page 19. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Gartner’s and CEB’s filings with the SEC, including their respective Annual Reports on Form 10-K for 2016. These important factors also include those set forth under “Risk Factors,” beginning on page 19, as well as, among others, risks and uncertainties relating to:

•	the ability of the parties to timely and successfully receive the required approvals for or in connection with the merger from (i) regulatory agencies and (ii) CEB stockholders;

•	the possibility that the anticipated benefits from the merger cannot be fully realized or may take longer to realize than expected;

•	the possibility that costs, difficulties or disruptions related to the integration of CEB operations into Gartner will be greater than expected;

•	the ability of Gartner to retain and hire key personnel;

•	the timing, success and overall effects of competition from a wide variety of competitive providers;

•	the risks inherent in rapid technological change and ability to respond to such changes;

•	the ability of Gartner following the merger to (i) effectively adjust to changes in the composition of its markets and product mix as a result of acquiring CEB and continue to maintain the quality of existing projects and (ii) successfully introduce other new product or service offerings on a timely and cost-effective basis;

•	continued access to credit markets on acceptable terms and exposure to foreign exchange rate volatility;

•	changes in the future cash requirements of Gartner following the merger, whether caused by unanticipated increases in capital expenditures or otherwise;

•	general market, labor and economic and related uncertainties, both domestic and international;

•	Gartner’s and CEB’s ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies, including the merger;

•	the risks related to litigation;

•	the risks related to acquisitions and investments;

•	the failure to protect Gartner’s or CEB’s intellectual property right and risks related to cybersecurity; and

•	terrorist attacks or natural disasters.

Due to these risks and uncertainties, there can be no assurances that the results anticipated by the forward-looking statements of Gartner or the forecasts or other forward-looking statements of CEB will occur, that their respective judgments or assumptions will prove correct, or that unforeseen developments will not occur. Accordingly, you are cautioned not to place undue reliance upon any forecasts or other forward-looking statements of Gartner or CEB, which speak only as of the date made. Gartner and CEB undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

THE COMPANIES

CEB

CEB Inc.

1919 North Lynn Street

Arlington, Virginia 22209

(571) 303-3000

CEB is a best practice insight and technology company. In partnership with leading organizations around the globe, CEB develops innovative solutions to drive corporate performance. CEB equips leaders at more than 10,000 companies with the intelligence to effectively manage talent, customers and operations. CEB is a trusted partner to nearly 90% of the Fortune 500 and Financial Times Stock Exchange 100, 80% of the JSE, and more than 70% of the Dow Jones Asian Titans.

CEB does this by combining its advanced research and analytics with best practices from thousands of member companies with its proprietary research methodologies, benchmarking assets, and human capital analytics. The combination of best practices, insights, and data from membership programs with talent assessments, predictive analytics, and robust technology platforms allows CEB to increase its capabilities for helping clients manage talent, transform operations, and reduce risk. Over time, CEB’s member network and data sets grow and strengthen the impact of its products and services. CEB Talent Assessment services deliver rich data, analytics, and insights for assessing and managing employees and applicants and position clients to achieve better business results through enhanced intelligence for talent and key decision-making processes—from hiring and recruiting to employee development and succession planning.

CEB operates through two reporting segments: CEB and CEB Talent Assessment.

The CEB segment provides comprehensive data analysis, research, and advisory services that align to executive leadership roles and key recurring decisions and enable members to focus efforts to address emerging and recurring business challenges efficiently and effectively. This includes CEB’s membership programs for senior executives and their teams to drive corporate performance by identifying and building on the proven best practices of the world’s best companies. CEB’s member network is integral to its business. Close relationships with CEB’s members provide CEB with the business insights, solutions, and analytics that it uses to support executives and professionals during their careers. PDRI, a subsidiary in the CEB segment, provides customized personnel assessment tools and services to various agencies of the US government and also to commercial enterprises.

The CEB Talent Assessment segment includes the SHL product and services of cloud-based solutions for talent assessment, development, strategy, analytics, decision support, and professional services that support those solutions, enabling client access to data, analytics, and insights for assessing and managing employees and applicants. CEB Talent Assessment assists clients with determining potential candidates for employment and developing existing employees and also provides consulting services that help maximize the utility of assessment data. The tools and services provided by CEB Talent Assessment use science and data to develop talent strategies for clients that are linked to business results.

Additional information about CEB and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 133.

Gartner

Gartner, Inc.

P.O. Box 10212

56 Top Gallant Road

Stamford, Connecticut 06902

(203) 316-1111

Gartner provides information technology research and advisory services. Gartner has 8,813 employees, including 1,294 analysts and 628 consultants located around the world who create compelling, relevant, independent and objective research and fact-based analysis on every major IT initiative and all aspects of the IT industry, including supply chain and digital marketing. Through its robust product portfolio, Gartner’s global research team provides thought leadership and technology insights that CIOs, supply chain professionals, digital marketing professionals, executives and other technology practitioners need to make the right decisions, every day. Gartner’s experienced analysts and consultants combine Gartner’s objective, independent research with a practical business perspective focused on the IT industry. Gartner delivers its research findings through three core business segments—research, consulting and events.

Research. Gartner delivers independent, objective IT research and insight primarily through a subscription-based, digital media service. Gartner’s research is the fundamental building block for all Gartner services and covers all technology-related markets, topics and industries, as well as supply chain and digital marketing. Gartner combines its proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions that address each role within an IT organization. Gartner’s proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client’s desktop via Gartner’s website and/or product-specific portals.

Consulting. Gartner Consulting deepens relationships with its research clients by extending the reach of its research through custom consulting engagements. Gartner Consulting brings together Gartner’s unique research insight, benchmarking data, problem-solving methodologies and hands-on experience to improve the return on a client’s IT investment. Gartner’s consultants provide fact-based consulting services to help clients use and manage IT to optimize business performance, including actionable solutions for IT cost optimization, technology modernization and IT sourcing optimization initiatives.

Events. Gartner’s events are gatherings of technology’s most senior IT professionals, business strategists and practitioners. Gartner’s events offer current, relevant and actionable technology sessions led by Gartner analysts, while facilitating peer exchanges. These sessions are augmented with technology showcases, peer exchanges, analyst one-on-one meetings, workshops and keynotes by technology’s top leaders. They also provide attendees with an opportunity to interact with business executives from the world’s leading technology companies.

Additional information about Gartner and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information,” beginning on page 133.

Cobra Acquisition Corp.

Cobra Acquisition Corp., a wholly owned subsidiary of Gartner, which we refer to as Merger Sub, is a Delaware corporation formed on January 3, 2017 for the purpose of effecting the merger.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Upon consummation of the merger in which Merger Sub will merge with and into CEB, the separate corporate existence of Merger Sub will cease.

THE CEB SPECIAL MEETING

Date, Time and Place

The special meeting of CEB stockholders is scheduled to be held at 10:00 a.m., local time, on April 4, 2017 at 1919 North Lynn Street, Arlington, Virginia 22209.

Purpose of the CEB Special Meeting

The special meeting of CEB stockholders is being held:

•	to adopt the Agreement and Plan of Merger, dated as of January 5, 2017, among Gartner, Merger Sub, a wholly owned subsidiary of Gartner, and CEB, pursuant to which Merger Sub will be merged with and into CEB and each outstanding share of common stock of CEB (other than (i) shares held by stockholders who properly exercise dissenters’ rights and (ii) shares held by CEB as treasury stock or by Gartner or Merger Sub) will be converted into the right to receive, less any applicable withholding taxes, $54.00 in cash, and 0.2284 of a share of Gartner common stock, with cash paid in lieu of fractional shares;

•	to vote upon an adjournment of the CEB special meeting, if necessary or appropriate, in the view of the CEB board, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and

•	to approve, on a (non-binding) advisory basis, the compensation to be paid to CEB’s named executive officers that is based on or otherwise relates to the merger, discussed in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75.

Recommendations of the Board of Directors of CEB

The CEB board has determined that entering into the merger agreement was fair to and in the best interests of CEB and its stockholders and approved the merger agreement.

The CEB board unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement, “FOR” the adjournment proposal and “FOR” the merger-related named executive officer compensation proposal.

Record Date; Stock Entitled to Vote

Only holders of record of shares of CEB common stock at the close of business on February 24, 2017 are entitled to notice of, and to vote at, the CEB special meeting and at an adjournment of the meeting. We refer to this date as the record date for the meeting. A complete list of stockholders of record of CEB entitled to vote at the CEB special meeting will be available for the 10 days before the CEB special meeting at CEB’s executive offices and principal place of business at 1919 North Lynn Street, Arlington, Virginia 22209 for inspection by CEB stockholders during ordinary business hours for any purpose germane to the CEB special meeting. The list will also be available at the CEB special meeting for examination by any stockholder of CEB of record present at the special meeting.

In connection with the execution of the merger agreement, the CEB management stockholders have entered into a voting agreement, dated as of January 5, 2017, with Gartner. As of January 5, 2017, there were 199,821 shares, constituting approximately 1% of the outstanding common stock of CEB, subject to the voting agreement. The CEB management stockholders have agreed in the voting agreement to vote all shares of CEB common stock owned by them (i) in favor of the adoption of the merger agreement and any action required in furtherance thereof, (ii) against approval of any proposal made in opposition to, in competition with, or that would result in a breach of the merger agreement or the merger or any other transactions contemplated by the merger agreement, and (iii) against any of the following actions (excluding the merger with Gartner): (A) any other acquisition or business combination involving CEB or any of its subsidiaries; (B) any sale, lease or transfer of all or substantially all of the assets of CEB or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of CEB or any of its subsidiaries; (D) any material change in the capitalization of the CEB or any of its subsidiaries, or the corporate structure of CEB or any of its subsidiaries; (E) any proposal to acquire 20% or more of CEB’s capital stock or assets; or (F) any other action that is intended to, or would reasonably be expected to, materially impede, interfere with, delay, postpone or discourage the merger with Gartner or any other transactions contemplated by the merger agreement with Gartner.

Quorum

A quorum is necessary to hold a valid special meeting of CEB stockholders. If a majority of the shares outstanding and entitled to vote on the record date are present, either in person or by proxy, CEB will have a quorum at the meeting. Any shares represented by proxies that are marked FOR, AGAINST or ABSTAIN from voting on a proposal will be counted as present in determining whether CEB has a quorum. If a broker bank, custodian, nominee, or other record holder of our common stock indicates on a proxy card that it does not have discretionary authority to vote certain shares on a particular matter, and if it has not received instructions from the beneficial owners of such shares as to how to vote on such matters, the shares held by that record holder will not be voted on such matter but will be counted as present for purposes of determining whether CEB has a quorum. Since there were 32,055,939 shares of common stock outstanding on the record date, the presence of holders of 16,027,970 shares will represent a quorum.

Required Vote

The adoption of the merger agreement requires the affirmative vote of record holders of a majority of the outstanding shares of common stock of CEB entitled to vote on the proposal. The adjournment proposal and the merger-related named executive officer compensation proposal each requires the affirmative vote of record holders of a majority of the shares of CEB common stock voting affirmatively or negatively on the proposal present or represented by proxy at the special meeting.

Abstentions and Broker Non-Votes

Your failure to vote, or failure to instruct your broker, bank or nominee to vote, will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal or the merger-related named executive officer compensation proposal. Your abstention from voting will have the same effect as a vote against the proposal to adopt the merger agreement, but will have no effect on the adjournment proposal and the merger-related named executive officer compensation proposal.

Voting at the Special Meeting

Whether or not you plan to attend the CEB special meeting, please promptly vote your shares of CEB common stock by proxy to ensure your shares are represented at the meeting. You may also vote in person at the CEB special meeting.

Voting in Person

If you plan to attend the CEB special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of CEB common stock are held in “street name,” which means your shares of CEB common stock are held of record by a broker, bank or other nominee, and you wish to vote at the CEB special meeting, you must bring to the CEB special meeting a proxy from the record holder (your broker, bank or nominee) of the shares of CEB common stock authorizing you to vote at the CEB special meeting.

Voting by Proxy

You should vote your proxy even if you plan to attend the CEB special meeting. You can always change your vote at the CEB special meeting.

Your enclosed proxy card includes specific instructions for voting your shares of CEB common stock. CEB’s electronic voting procedures are designed to authenticate your identity and to ensure that your votes are accurately recorded. When the accompanying proxy is returned properly executed, the shares of CEB common stock represented by it will be voted at the CEB special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of CEB common stock to be voted with regard to a particular proposal, your shares of CEB common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the CEB special meeting and cannot be voted.

If your shares of CEB common stock are held in an account with a broker, bank or other nominee, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to vote.

Revocation of Proxies or Voting Instructions

You have the power to revoke your proxy at any time before your proxy is voted at the CEB special meeting. You can revoke your proxy or voting instructions in one of four ways:

•	You may deliver another proxy to CEB Inc., ATTN: Corporate Secretary, 1919 North Lynn Street, Arlington, VA 22209, with a written notice dated later than the proxy you want to revoke.

•	You may complete and send in another proxy card or voting instruction form with a later date.

•	You may vote again over the Internet or by telephone prior to 1:00 a.m., EDT, on April 4, 2017.

•	You may attend the meeting and vote in person.

•	For shares you hold beneficially or in “street name,” you may change your vote by submitting a later dated voting instruction form to your broker or other nominee or fiduciary, or if you obtained a legal proxy form giving you the right to vote your shares, by attending the meeting and voting in person.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the CEB special meeting will be borne by CEB. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of CEB, without additional remuneration, by personal interview, telephone, facsimile or otherwise. CEB will also request brokers, banks and nominees to forward proxy materials to the beneficial owners of shares of CEB common stock held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. CEB has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $25,000, plus reasonable expenses, for these services.

PROPOSAL NO. 1—THE MERGER

Gartner and CEB have agreed to the business combination of Gartner and CEB pursuant to the merger agreement that is described in this proxy statement/prospectus. In the merger, Merger Sub, a wholly owned subsidiary of Gartner, will merge with and into CEB, with CEB surviving as a wholly owned subsidiary of Gartner. The merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. CEB encourages you to read carefully the merger agreement in its entirety, because it is the legal document that governs the merger.

For a detailed discussion of the terms and conditions of the merger, see the section entitled “The Merger—The Merger Agreement” beginning on page 84. As discussed in the section entitled “The Merger—CEB’s Reasons for the Merger and Recommendation of the CEB Board of Directors” beginning on page 56, the CEB board has determined that the merger and the merger agreement are advisable and in the best interests of CEB and its stockholders and approved the merger agreement and the merger. CEB is asking its stockholders to adopt the merger agreement. The adoption of the merger agreement by CEB stockholders is required to effect the consummation of the merger.

Recommendation of the CEB Board of Directors

The CEB board unanimously recommends that the CEB stockholders vote “FOR” the adoption of the merger agreement.

THE MERGER

Effects of the Merger

Upon consummation of the merger, Merger Sub, a wholly owned subsidiary of Gartner formed for the purpose of effecting the merger, will merge with and into CEB. CEB will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of Gartner.

In the merger, each outstanding share of CEB common stock (other than shares owned by CEB, Gartner, or Merger Sub, which will be cancelled, and other than shares held by holders who properly exercise dissenters’ rights) will be converted on the effective date of the merger into the right to receive, less any applicable withholding taxes, (a) $54.00 in cash and (b) 0.2284 of a share of Gartner common stock. Cash will be paid in lieu of any fractional shares.

See “Comparison of Stockholders’ Rights” beginning on page 118 for a summary of the material differences between the rights of holders of Gartner common stock and the rights of holders of CEB common stock.

Background of the Merger

The CEB board and senior management regularly review CEB’s strategic plans and alternatives, taking account of changes in economic, competitive, regulatory and other conditions, as well as CEB’s performance. To assist in these reviews, CEB routinely has engaged outside financial advisors, including Centerview Partners LLC, which we refer to as Centerview, and Allen & Company LLC, which we refer to as Allen, to make presentations on industry and market trends and developments and potential strategic opportunities for CEB to enhance stockholder value. CEB first engaged Allen in January 2009 and first engaged Centerview in early 2016 in connection with CEB’s acquisition of the Evanta business, each based on their industry expertise and experience with valuation, mergers and acquisitions and other strategic opportunities.

In late April 2016, CEB completed its acquisition of the Evanta events business. To finance the acquisition and other working capital needs, CEB incurred an additional $285 million of debt (which gives effect to the repayment of $10 million with cash on hand at Evanta) which approximately doubled its outstanding borrowings. CEB announced publicly that it would focus its near-term attention on de-leveraging its balance sheet and would reduce or significantly limit share repurchase activity and acquisitions in the near term.

During 2016, CEB reported slowing revenue growth, particularly in its core North American best practices business. The trading price of CEB common stock, which was above $65.00 in the spring of 2016, fell below $50.00 during the fall of 2016.

On August 31, 2016, CEB announced that Mr. Monahan intended to step down as Chairman and Chief Executive Officer, which we refer to as CEO, of CEB in June 2017 and that the CEB board had retained Heidrick & Struggles, a worldwide executive search firm, to help identify Mr. Monahan’s successor. As part of the CEB board’s management of the leadership transition process, subsequent to the public announcement of his decision to step down, Mr. Monahan asked Centerview to prepare a presentation for the CEB board’s upcoming quarterly meeting on November 1-2, 2016, to review the market’s view of CEB’s performance and the trading of its common stock, CEB’s capital structure and its options for future growth. During the spring and summer of 2016, representatives of CEB and Centerview had spoken regularly about a variety of financial, market and strategic matters.

Following the announcement of his decision to step down, Mr. Monahan received inquiries from several private equity firms about CEB’s potential interest in a strategic transaction. In each case, Mr. Monahan indicated that CEB was focused on finding a successor CEO and executing its stand-alone business plan and was not seeking offers for CEB.

In addition, on September 29, 2016, the CEO of a company who had met with Mr. Monahan in March 2016 to explore potential joint business opportunities, again contacted him to ask if Mr. Monahan’s transition created any new opportunities for collaboration. No specific proposals were made to Mr. Monahan in either the March or September 2016 conversations. This company had a comparable market capitalization to CEB’s and recently had completed a significant acquisition of its own. Mr. Monahan indicated that CEB was focused on finding a successor CEO and executing its stand-alone business plan and was not seeking offers for CEB. He also stated that he would present any credible proposals to the CEB board for review, consistent with the CEB board’s fiduciary obligations.

Neither the private equity firms nor this company followed up on their inquiries.

On September 29, 2016, Mr. Eugene Hall, Gartner’s CEO, contacted Mr. Monahan to arrange a meeting to have a general conversation about their business. Mr. Hall suggested the possibility that Gartner might be interested in a strategic transaction between CEB and Gartner, however, he did not make a specific proposal. They agreed to meet for dinner on October 11, 2016.

On October 6, 2016, Mr. Monahan and Mr. Craig Safian, Gartner’s Senior Vice President and Chief Financial Officer, were both speaking at an industry conference in London. During the conference, they had breakfast together and discussed general business and industry conditions, and Mr. Safian indicated that Gartner might have an interest in a possible strategic transaction with CEB. No specific possible transaction was discussed. The breakfast meeting had been arranged prior to Mr. Hall contacting Mr. Monahan on September 29, 2016.

On October 11, 2016, Mr. Monahan had dinner with Mr. Hall in Washington, DC. At the dinner, Mr. Hall expressed interest in a potential strategic transaction between Gartner and CEB, but Mr. Hall did not make a specific proposal. Mr. Monahan indicated that CEB’s focus was on identifying a new CEO and executing its stand-alone business plan and that CEB was not seeking offers for CEB. Mr. Monahan also stated that he would present any credible proposals to the CEB board for review, consistent with the CEB board’s fiduciary obligations.

On October 13, 2016, Mr. Monahan contacted Daniel Leemon, the CEB board’s lead independent director, to inform him of the inquiries received after the announcement of his decision to step down, and of his meeting with Mr. Hall. He also spoke with several other CEB directors, including Messrs. Gordon Coburn, Stephen M. Carter and Jeffrey R. Tarr and Ms. Stacey Rauch on or shortly after October 13, 2016.

On October 17, 2016, Mr. Monahan contacted Kirkland & Ellis LLP, CEB’s outside legal counsel, which we refer to as K&E, and advised them of the meeting with Mr. Hall and requested that K&E be available to join a telephonic board meeting over the next several days during which Mr. Monahan planned to update the CEB board on his meeting with Mr. Hall and other recent inquiries.

On October 21, 2016, the CEB board held a special telephonic meeting. Representatives of K&E participated, along with Ms. Pamela Auerbach, CEB’s General Counsel and Corporate Secretary, Ms. Melody Jones, CEB’s Chief Administrative Officer, Mr. Richard Lindahl, CEB’s Chief Financial Officer, and Mr. Jesse Levin, CEB’s Head of Corporate Strategy & Development. Mr. Monahan updated the CEB board on his meeting with Mr. Hall and the other inquiries he had received after the public announcement of his decision to step down. The CEB board decided to discuss these matters in depth at its upcoming meeting on November 1-2, 2016 in the context of the other matters to be addressed at that meeting. The CEB board directed Mr. Monahan not to have any further discussions with Gartner or any other third party in the interim. The CEB board then excused Mr. Monahan and the other members of CEB management and held a brief executive session. The CEB board discussed that if CEB were to pursue a change of control transaction, Mr. Monahan would be entitled to accelerated vesting of certain of his equity awards that he would not receive if he stepped down in the absence of such a transaction. The CEB board received advice from K&E on these matters and agreed that if discussions with Gartner or any other party were to proceed the CEB board would take account of the benefits Mr. Monahan would be entitled to receive under his severance and transition agreements with CEB in deciding on his participation in future board and third-party discussions.

During the week of October 24, 2016, Mr. Monahan and a representative of K&E spoke with representatives of Centerview regarding Mr. Monahan’s meeting with Mr. Hall and the other inquiries Mr. Monahan had received, in preparation for the upcoming meeting of the CEB board.

On November 1-2, 2016, the CEB board held its quarterly meeting at CEB’s offices in Arlington, VA. On November 1, 2016 senior management, including Messrs. Monahan and Lindahl provided the CEB board with an update on CEB’s 2017 budget and three-year plan. Management reviewed an initial three-year plan reflecting its goal of returning CEB to its historical revenue growth rate, which we refer to as the historical growth case. The CEB board and management agreed on the objective of seeking to return CEB to its historical revenue growth rate over time. However, there was consensus among management and the CEB board that the assumptions in the historical growth case plan were too aggressive, particularly for 2017, in view of CEB’s recent performance and continued low rate of revenue growth. Management referenced a more conservative three-year plan, which we refer to as the recent growth case, reflecting its best view of current business dynamics and the most likely trajectory for CEB, particularly in the near term. While noting the utility of certain aspects of the historical growth case as providing desirable targets to incentivize individual performance, there was general consensus that in refining and finalizing CEB’s budgets, goals, and guidance for 2017, management would focus on refining the recent growth case, as necessary, to take account of the results of CEB’s fourth quarter in accordance with CEB’s normal year-end budgeting process.

On November 2, 2016, representatives of Centerview made a presentation to the CEB board regarding the market’s view of CEB’s prospects in light of its recent performance, potential market indicators of CEB’s value, and strategic options available to CEB, including possible financial strategies involving use of CEB’s balance sheet. Representatives of K&E also participated in this portion of the meeting, along with members of senior management. Among other things, Centerview observed that CEB’s revenue growth rate and trading multiples had declined throughout 2016 and that in light of CEB’s higher leverage and commitment to de-leveraging, it was unlikely to be able to fund any significant, additional share repurchases or provide other forms of liquidity to its stockholders in the near term.

Following the Centerview presentation, the CEB board excused members of senior management (other than Mr. Monahan) and discussed with Mr. Monahan his meeting with Mr. Hall and the other inquiries he had received after the public announcement of his decision to step down. The CEB board also received Mr. Monahan’s views about potential positive and negative aspects of a combination of CEB’s and Gartner’s businesses and the fact that Gartner was quite familiar with CEB’s business. The CEB board then excused Mr. Monahan and the representatives of Centerview. The CEB board discussed, among other things, CEB’s strategic alternatives, Mr. Hall’s general expression of interest, the fact that CEB had not received a specific proposal from Gartner, CEB’s recent performance, the fact that CEB’s fourth quarter is critical to its year-end results, CEB’s booking trajectory for 2017 sales, and the prospects for and status of the ongoing CEO search (in which meetings with potential candidates were scheduled to occur before the end of the year). There was consensus among the directors that initiating a strategic transaction process at this time could result in a delay of the CEO search process (including the loss of desirable candidates) and could distract management from its focus on critical fourth quarter operations, and that this could be damaging to the long-term interests of CEB’s stockholders. The CEB board decided that Mr. Monahan should advise Mr. Hall that while the CEB board appreciated Gartner’s interest in CEB, it did not wish to engage in a discussion of a potential strategic transaction at this time.

The CEB board then recessed, and Mr. Leemon communicated the CEB board’s decision to Mr. Monahan. Mr. Monahan subsequently called Mr. Hall and communicated the CEB board’s views. Mr. Hall said that while he understood the CEB board’s views, he believed his own board of directors would direct him to send a written proposal to CEB in the next few days. Mr. Monahan said the CEB board would consider any proposal consistent with its fiduciary obligations to CEB’s stockholders. Mr. Monahan advised the CEB board of this conversation.

On November 7, 2016, Mr. Hall sent a confidential letter to Mr. Monahan containing a non-binding proposal for Gartner to acquire CEB in a merger in which it would pay $34.00 in cash and 0.3641 shares of Gartner common stock for each share of CEB common stock. Based on the closing price of Gartner’s stock on November 4, 2016 ($93.39), the proposal had an implied total value of $68.00 per share of CEB common stock, which represented a 41.8% premium to the November 4, 2016 closing price of CEB common stock of $47.95. The letter also indicated that Gartner was open to discussing a proposal that would include a greater percentage of cash consideration.

Mr. Monahan promptly shared the letter with the rest of the CEB board and with Centerview and K&E.

On November 9, 2016, the financial advisor to a privately-owned company that is significantly smaller than CEB contacted one of CEB’s directors to ask if CEB might have interest in a strategic transaction with his client. The director referred the call to Mr. Monahan, who returned the call and had a subsequent conversation with the CEO of the privately-owned company, who expressed interest in a possible transaction with CEB but did not make a specific proposal. Mr. Monahan indicated that CEB was focused on finding a successor CEO and executing its stand-alone business plan and was not seeking offers for CEB. He also stated that he would present any credible proposals to the CEB board for review, consistent with the CEB board’s fiduciary obligations. Mr. Monahan informed Mr. Leemon of these conversations.

On November 14, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. A representative of K&E reviewed the CEB board’s fiduciary duties, certain legal and process considerations in evaluating a potential sale transaction, typical features of a public company merger agreement, and the need to address any conflicts of interest by directors and officers, should any exist. Representatives of Centerview reviewed a preliminary financial analysis of CEB, based on five-year projections derived from the two budgets that management had shared with the CEB board on November 1, 2016. The plans had been extended to five years (from the three years included in the original budgets), based on growth rates provided by management, but otherwise were unchanged from what was provided to the CEB board on November 1, 2016. At this meeting, the CEB board also generally expressed its agreement with management that the recent growth case prepared by management was likely to be most indicative of CEB’s future trajectory, in light of CEB’s recent performance. The CEB board determined that Centerview should focus its analysis on the recent growth case. Representatives of Centerview also reviewed strategic alternatives available to CEB, and there was discussion of, among other things, the options available to CEB, including operating CEB on a stand-alone basis under a new CEO. The CEB board then excused Mr. Monahan and representatives of Centerview and, among other things, discussed Gartner’s proposal and CEB’s stand-alone prospects. The CEB board asked Mr. Leemon to request additional preliminary analyses from Centerview to assist in a further consideration of Gartner’s proposal and CEB’s prospects. The CEB board also received advice from K&E on whether Mr. Monahan’s executive severance and transition agreements with CEB created any actual or perceived conflicts of interest for him in addressing a potential strategic transaction. The CEB board agreed to have a meeting of only the independent directors (all of whom, other than Mr. Monahan, are independent) to continue its discussion of Gartner’s proposal. The CEB board also agreed to instruct Mr. Monahan not to speak with Mr. Hall until the independent directors had met and reached a view on Gartner’s proposal.

Mr. Monahan did not return several calls from Mr. Hall both before and after the November 14, 2016 meeting.

On November 18, 2016, the independent directors held a telephonic meeting. Mr. Monahan received notice of, but did not attend, the meeting. Representatives of K&E and Centerview participated. Representatives of Centerview provided the additional preliminary analyses requested by the directors, which reflected revenue growth and margin sensitivities applied to management’s plan. The independent directors discussed, among other things, various aspects of Gartner’s proposal, including the impact of volatility in the trading price of Gartner’s stock on the total value of the offer and the potential tax consequences to CEB’s stockholders of a transaction involving different mixes of stock and cash consideration. They also received advice from Centerview on Gartner’s likely ability to obtain financing for different levels of cash consideration. While the independent directors were meeting, Mr. Hall contacted Mr. Monahan to advise him that Gartner would be delivering a letter to CEB after the close of markets that day. Mr. Monahan shared this with representatives of K&E, who informed the independent directors of this during the meeting. The independent directors asked Mr. Leemon to work with Mr. Monahan and CEB’s legal and financial advisors to prepare a written response to Gartner indicating that while the CEB board recognized the potential strategic benefits of a combination with Gartner, the November 7 proposal undervalued CEB and did not include sufficient cash consideration as a percentage of the overall consideration for the CEB board to proceed with a strategic transaction process at this time.

That afternoon, Mr. Monahan and Mr. Leemon sent a letter to Mr. Hall that reflected these views. On November 21, 2016, Messrs. Monahan and Leemon received a confidential letter from Mr. Hall with a revised non-binding proposal from Gartner. The letter proposed an acquisition of CEB for $41.00 in cash and 0.3099 shares of Gartner common stock for each share of CEB common stock. Based on the closing price of Gartner’s stock on November 18, 2016 ($103.26), the proposal had an implied total value of $73.00 per share of CEB common stock, which represented a 32.7% premium to the November 18, 2016 closing price of CEB common stock of $55.00. The proposal also stated that Gartner was finalizing the committed financing for the cash consideration and that a definitive agreement would not contain any financing contingency. Gartner’s letter requested a response on or before December 2, 2016 and indicated Gartner’s ability to complete due diligence and sign a definitive agreement within two weeks. Mr. Monahan provided a copy of the letter to the CEB board.

On November 21, 2016, the CEB board convened a special telephonic meeting. Representatives of Centerview and K&E participated. Mr. Monahan received notice of the meeting but agreed not to participate in the meeting. After discussing Gartner’s revised proposal, the CEB board concluded that the total value proposed by Gartner still was not sufficiently compelling for CEB to divert focus from the CEO search or critical fourth quarter operations. Among other things, the CEB board also reviewed different approaches to both pre-signing and post-signing market checks and received advice from representatives of K&E on these matters and on the CEB board’s fiduciary obligations if it were to decide to pursue a sale transaction. The CEB board expressed substantial concern about the viability and attendant risks of a pre-signing market check, given the risk of leaks and the fact that a leak or a broad-based and open process would require a delay of (and, by causing candidates to drop out of the process, might cause damage to) the ongoing CEO search process and would disrupt CEB’s critical fourth quarter operating tasks, because of distraction to employees, as well as current and prospective customers.

The CEB board authorized representatives of Centerview to contact Gartner’s financial advisors to communicate its view of Gartner’s revised proposal and of CEB’s priorities. The CEB board also directed Centerview to indicate that if Gartner wished to increase its offer, the CEB board had a preference for cash consideration in order to minimize the risk of volatility in the value of any offer to the CEB stockholders, due to fluctuations in the price of Gartner’s common stock. In addition, in light of the possibility that Gartner might decide to continue pursuing a potential transaction, the CEB board decided to form a committee (the “Strategy Committee”) of three directors (Messrs. Leemon and Coburn and Ms. Rauch) to promote efficiency and administrative convenience in continuing to address any interactions with Gartner and any related matters. Mr. Leemon was selected to serve as a member on the Strategy Committee because of his strategy background and his position as the Lead Director. Mr. Coburn was selected to serve as a member on the Strategy Committee because of his extensive experience in acquisitions and financing. Ms. Rauch was selected to serve as a member on the Strategy Committee because of her extensive experience with public companies and as a strategic consultant to many businesses. After receiving advice from a representative of K&E, the CEB board decided that the Strategy Committee would not have delegated decision making authority but would be tasked with communicating with management and CEB’s outside legal and financial advisors, overseeing discussions and activities between full CEB board meetings, and reporting back to the full CEB board with respect to any matters requiring substantive decision making.

On November 22, 2016, the Strategy Committee held a telephonic meeting. Representatives of Centerview and K&E participated. A representative of K&E again advised the directors of their fiduciary duties and reviewed the importance of addressing any conflicts of interest by directors and officers. In response to specific questions from a representative of K&E, the Strategy Committee members confirmed they did not have any conflicts of interest, including investments or other relationships, with Gartner or any of its advisors. Among other things, the Strategy Committee discussed with representatives of Centerview the message they would convey to Gartner’s financial advisors, consistent with the CEB board’s direction.

On November 27, 2016, representatives of Centerview spoke by telephone with representatives of Goldman Sachs , financial advisors to Gartner. They communicated the CEB board’s views on the revised proposal from Gartner. Representatives of Goldman Sachs asked questions about the CEB board’s preferences on consideration mix, the decision-making process for evaluating Gartner’s proposals, and the potential timing of a transaction, should the CEB board decide to proceed.

On November 29, 2016, representatives of Goldman Sachs and Evercore Group L.L.C., which we refer to as Evercore, financial advisors to Gartner, arranged a telephone call with representatives of Centerview. During this conversation, they advised Centerview that while Gartner was reluctant to “bid against itself,” Gartner would be delivering a revised proposal that would substantially increase the cash consideration being offered, but that Gartner would not increase the overall value of its offer without receiving a “roadmap” from the CEB board on how to get to a successful transaction.

Later that day, CEB received a confidential letter from Mr. Hall with a further revised non-binding proposal from Gartner. The letter proposed an increase in cash consideration from $41.00 to $52.00 and a reduction in stock consideration from 0.3099 to 0.2031 shares of Gartner common stock for each share of CEB common stock. The further revised proposal continued to have an implied total value of $73.00 per share of CEB common stock, based on the closing price of Gartner’s common stock on November 28, 2016 ($103.38) , which represented a 25.1% premium to the November 28, 2016 closing price of CEB common stock of $58.35. The letter stated that all other aspects of Gartner’s November 21 proposal remained the same, including that a definitive agreement would not contain any financing contingency. The letter again requested a response on or before December 2, 2016. Mr. Monahan provided a copy of the letter to the CEB board.

On November 30, 2016, the CEB board held a special telephonic meeting. Representatives of Centerview and K&E participated. Mr. Monahan received notice of the meeting but agreed not to participate in the meeting. The CEB board received a report on Centerview’s conversations with Gartner’s financial advisors and reviewed the terms of Gartner’s latest proposal. While noting the increase in cash consideration (from 56% to 71% of total consideration), the CEB board expressed disappointment that the total value of the proposal was unchanged and continued to consider the total value to be too low. Among other things, the CEB board discussed with its legal and financial advisors the federal income tax consequences to CEB’s stockholders of a transaction with this (or a similar or higher) percentage of cash consideration, since these would be taxable transactions. The CEB board also took note of the fact that CEB’s stock price ($58.35 at the close of trading on November 28, 2016) reflected a lower multiple of earnings than peer group companies and discussed the potential impact that a new CEO could have on CEB’s performance and its market value, as well as the uncertainties and risks of finding the right new CEO and then executing a business plan successfully. The CEB board considered whether there was a range of value within which it would consider moving forward with a transaction process, despite the risks of doing so at this time. There was no consensus for moving forward at the level proposed by Gartner. The directors discussed price ranges at which they would individually support moving forward with discussions and noted that at a per share price above $75-$76 there might be consensus around moving forward. The CEB board directed representatives of Centerview to communicate the CEB board’s views to Gartner’s financial advisors.

On December 1, 2016, the Strategy Committee held a telephonic meeting. Representatives of Centerview and K&E participated. The Strategy Committee again discussed with its legal and financial advisors the directors’ fiduciary obligations in a sale process, including the different types of pre-signing and post-signing market checks that could be used (such as a go-shop arrangement or a “fiduciary out” exception to a no-shop covenant to comply with the directors’ fiduciary duties), should the CEB board decide to move forward with a sale process, what rights the CEB board should expect to have to solicit proposals and to consider unsolicited proposals should CEB enter into a definitive sale agreement.

Later that day, representatives of Centerview spoke with representatives of Goldman Sachs and Evercore by telephone. They conveyed the CEB board’s views regarding Gartner’s latest proposal, the mix of stock and cash consideration being proposed, the CEB board’s views on overall value and its potential receptivity (or lack of receptivity) to moving forward at different price levels.

On December 2, 2016, Messrs. Monahan and Leemon received a confidential letter from Mr. Hall with a further revised non-binding proposal from Gartner. The letter continued to propose cash consideration of $52.00, but now proposed to increase stock consideration from 0.2031 to 0.2327 shares of Gartner common stock for each share of CEB common stock. The further revised proposal had an implied total value of $75.50 per share of CEB common stock, based on the closing price of Gartner’s common stock on December 1, 2016 ($100.97), which represented a 30.8% premium to the December 1, 2016 closing price of CEB common stock of $57.70. The letter again indicated that a definitive agreement would not contain any financing contingency and requested a response as early as possible the following week. Mr. Monahan provided a copy of the letter to the CEB board.

Later that day, the Strategy Committee held a telephonic meeting. Ms. Rauch was unable to attend the meeting. Representatives of Centerview and K&E participated. The value of Gartner’s latest offer was discussed in light of the preliminary financial analyses that Centerview had presented previously to the CEB board, as well as the recent trading price of CEB common stock. Among other things, the Strategy Committee also discussed with its legal and financial advisors the valuation volatility risks of fixing the exchange ratio of the stock consideration, and the pros and cons of various alternative approaches, including the use of a collar and a floating exchange ratio.

On December 2, 2016, following the meeting of the Strategy Committee, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. A representative of K&E again advised the directors of their fiduciary duties, including considerations relevant to a sale transaction process. Representatives of K&E also reviewed the importance of addressing any conflicts of interest by directors. Following a brief discussion of Mr. Monahan’s executive severance and transition agreements with CEB and in response to specific questions from a representative of K&E, the CEB board members confirmed they did not have any conflicts of interest with Gartner or any of its advisors. The CEB board took note of the significant premium to the current trading price of CEB common stock being offered by Gartner, the amount by which Gartner had increased its offer over time, and that cash still represented 69% of the total consideration. The CEB board then excused Mr. Monahan and Ms. Auerbach from the meeting, and it discussed, among other things, the potential reactions of CEB stockholders to transaction values at and above $75.50 per share and the directors’ views of CEB’s value, in light of CEB’s stand-alone prospects, its recent performance, management’s projections and the potential benefits and risks of the CEO search and transition process. The CEB board concluded that Gartner’s revised proposal still was not sufficiently compelling to warrant proceeding with due diligence and a transaction process at this time, given CEB’s other priorities. The CEB board observed that if the discussion with Gartner continued for an extended time and if CEB wanted to proceed with a transaction, the upcoming holidays would make it difficult to sign and announce the transaction within a timeframe that would avoid significant delay and/or damage to CEB’s CEO search process. The CEB board directed Centerview to encourage Gartner’s financial advisors to have their client submit its highest offer, with the greatest proportion of cash consideration it could support, so that the CEB board could make a final decision on whether to proceed or terminate further discussions.

On December 3, 2016, representatives of Centerview spoke with representatives of Goldman Sachs and Evercore and conveyed the CEB board’s message.

On December 5, 2016, representatives of Centerview, Goldman Sachs and Evercore spoke twice. In the first call, representatives of Goldman Sachs and Evercore advised representatives of Centerview that the board of directors of Gartner had not resolved to increase Gartner’s offer above $75.50 per share and that a number of Gartner directors continued to be concerned about Gartner “bidding against itself.” They said the Gartner board would be convening to discuss the matter later that day. In the second call, representatives of Goldman Sachs and Evercore reported that the Gartner board had met, and while the directors were not “fully aligned,” Gartner was prepared to increase its offer to $76.50 a share, but said this was as high as Gartner would go. They also noted that there was “significant overlap” between the stockholders of Gartner and CEB and that Gartner believed CEB’s stockholders would view the transaction favorably. In addition, they stated that the stock exchange ratio Gartner would be proposing would be fixed and based on the closing price of Gartner stock on December 5, 2016, and that the actual value would float based on the trading price of Gartner stock after December 5, 2016 if the parties were able to reach agreement on a deal.

Later that day, Messrs. Monahan and Leemon received a confidential letter from Mr. Hall with a further revised non-binding proposal from Gartner confirming the increased offer. The letter proposed an increase in cash consideration from $52.00 to $53.50 per share, and a reduction in stock consideration from 0.2327 to 0.2284 shares of Gartner common stock for each share of CEB common stock. The further revised proposal had an implied total value of $76.50 per share of CEB stock, based on the closing price of Gartner’s common stock on December 5, 2016 ($100.69), which represented a 32.8% premium to the December 5, 2016 closing price of CEB common stock of $57.60. The letter again indicated that a definitive agreement would not contain any financing contingency and requested a response as soon as possible. Mr. Monahan provided a copy of the letter to the CEB board.

That same day, after receiving Gartner’s letter, the Strategy Committee held a telephonic meeting. Representatives of Centerview and K&E participated. A representative of Centerview updated the directors on Centerview’s conversations with the representatives of Goldman Sachs and Evercore, including reporting that, for the first time, Gartner’s financial advisors had conveyed that Gartner was becoming frustrated by a multi-week process of making increased offers that the CEB board consistently rejected. The Strategy Committee discussed with its legal and financial advisors a range of matters, including the terms of Gartner’s latest proposal, the trading history of Gartner’s common stock, Gartner’s historic financial performance, the impact on total offer value of various increases and decreases in the trading price of Gartner stock, and various options for attempting to bring finality to the discussions with Gartner.

On December 6, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. Representatives of Centerview reviewed the terms of Gartner’s latest proposal and the change in the tone of their discussions with Goldman Sachs and Evercore. Mr. Monahan updated the CEB board on CEB’s performance for the fourth quarter, affirming that fourth quarter revenue and bookings continued to support the “recent growth case” budget that had been presented to the CEB board in November. After excusing Mr. Monahan and Ms. Auerbach, the CEB board discussed Gartner’s latest proposal in light of CEB’s current trading price, CEB’s prospects for meeting or exceeding management’s projections for CEB’s operation on a stand-alone basis, the potential impact a new CEO could have on CEB, the risks associated with a management transition, and the long-term value of CEB reflected in Centerview’s analyses. The CEB board reviewed the process by which it had arrived at this point, noting that while this was not an ideal time to be considering a sale transaction, it had not selected the timing and was obligated to pursue the course it believed was best for CEB’s stockholders. The CEB board also took account of the course of negotiations, the price and cash consideration increases that had been obtained, whether Gartner would be willing and able to continue increasing its offer and the timing and confidentiality concerns the CEB board continued to have about conducting any market-check process in advance of having a signed transaction agreement. Among other things, the CEB board discussed with its legal and financial advisors that there was not a small and defined set of likely potential suitors for CEB, as well as its continued concerns about confidentiality. The particular risks of a leak to CEB (because it is highly dependent on engaged talent) also were noted, and the CEB board again took account of the risk that a leak would have on CEB’s critical fourth quarter performance and the ongoing CEO search. In view of these considerations, the CEB board discussed with its legal and financial advisors its ability and options to conduct a post-signing market-check and that, based in part on an analysis provided previously to the CEB board on November 14, 2016 by Centerview, potential financial acquirers were unlikely to be able to compete with the price that had been proposed by Gartner at the time, due to leverage limitations and the likely absence of operating synergies. The CEB board concluded that in balancing the relevant considerations, it was not willing to engage in a pre-signing market check, whether on a broad or more limited basis, and if it were to decide to pursue a potential sale transaction, any merger agreement should allow for a reasonable post-signing go-shop period, as well as reasonable provisions allowing CEB to receive and accept unsolicited offers if no superior offer is received during the go-shop period. The CEB board also discussed the importance to CEB of assuring a high certainty of closing should it decide to enter into a sale agreement. Representatives of K&E provided their initial views regarding antitrust review of a transaction between CEB and Gartner. Taking note particularly of the potentially significant strategic benefits that could result from a combination of CEB’s and Gartner’s businesses, the meaningful premium being proposed by Gartner, the various analyses prepared by Centerview regarding CEB, the CEB board’s desire to obtain Gartner’s highest possible offer, the significant near-term value that would be received by CEB’s stockholders if a transaction were to be completed, and the risks inherent in CEB’s prospects and future, particularly in light of the CEO and leadership succession process it faced, the CEB board decided that rather than continuing a dialog among financial advisors, Messrs. Leemon and Monahan should speak directly with Mr. Hall to see how much more Gartner would increase its price without reducing the amount of cash being offered. The CEB board also decided that they should share with Mr. Hall the CEB board’s view on a post-signing market check process and the importance of having a high degree of closing certainty, particularly with respect to antitrust clearance. The CEB board agreed to make a final decision on whether to proceed in light of the results of the discussion with Mr. Hall.

On December 7, 2016, Messrs. Monahan and Leemon met with Mr. Hall at the offices of Shipman and Goodwin in Stamford, CT. After hearing the CEB board’s views on price, process and closing certainty, Mr. Hall indicated that Gartner could increase its offer by $0.50 per share, funded entirely in cash (which would increase the cash consideration from $53.50 to $54.00 per share and result in a total implied price of $77.00 per share, based on the closing price of Gartner’s common stock on December 5, 2016), which represented a 33.7% premium to the December 5, 2016 closing price of CEB common stock of $57.60. Mr. Leemon indicated that he would take that proposal to the CEB board, and he and Mr. Monahan indicated that they both would support it. Mr. Hall also agreed that Gartner would accept a post-signing go-shop arrangement and that with respect to certainty of closing he was confident Gartner could demonstrate its ability to address any antitrust clearance risk.

Later that day, Messrs. Monahan and Leemon received a confidential letter from Mr. Hall confirming the increased price that Mr. Hall had proposed. The letter again indicated that a definitive agreement would not contain any financing contingency. Mr. Monahan provided a copy of the letter to the CEB board.

Following CEB’s receipt of Mr. Hall’s letter, representatives of K&E participated in a telephone call with representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Gartner’s outside legal counsel, which we refer to as WSGR, to discuss the overall timing and process of negotiations with respect to a merger agreement, if the CEB board decided to move forward. Representatives of K&E communicated, among other things, that CEB expected that a merger agreement would include both a go-shop and a so-called “hell or high water” covenant for regulatory approval (by which Gartner would be obligated to take whatever steps were necessary to obtain antitrust clearance, including divesting assets). Representatives of WSGR confirmed that Gartner was agreeable to a go-shop arrangement, but said it did not think Mr. Hall had agreed or that the board of directors of Gartner would agree to a hell or high water covenant, and that this would need to be discussed, although they acknowledged that Messrs. Leemon and Monahan had communicated to Mr. Hall the importance of closing certainty. Representatives of K&E also indicated that if the CEB board decided to move forward, K&E would be prepared to distribute an initial draft of a merger agreement very quickly. Representatives of WSGR indicated that Gartner was expecting that WSGR would prepare the initial draft agreement, and it was agreed that the process would need to be discussed if the companies decided to proceed.

On December 9, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. Mr. L. Kevin Cox was unable to participate in the call. Representatives of Centerview gave an updated presentation to the CEB board of its detailed preliminary financial analysis, which included comparable company and transaction multiple analyses, and a discounted cash flow analysis. Representatives of K&E discussed a potential transaction timeline, should the CEB board determine to pursue a transaction, which targeted an announcement of a transaction in the first week of January 2017. The CEB board discussed with its legal and financial advisors a variety of factors, including, among others, (1) the value that would be received by CEB’s stockholders in a transaction based on Gartner’s proposal as compared to the intrinsic value of CEB implied by management’s projections for CEB’s operating performance on a standalone basis (and taking into consideration the uncertainty associated with the introduction of a new CEO), (2) the CEB board’s expectation, based on information from management and its financial advisors, that CEB was not likely to receive timely, fully financed offers from other strategic or financial bidders at prices above those being proposed by Gartner, (3) the expectation that any other potential bidders would not be able to move as expeditiously toward a transaction as Gartner, given Gartner’s familiarity with CEB and financial position, (4) the significant premium implied by Gartner’s offer over CEB’s current and 52-week historical share prices, (5) Gartner’s agreement to a go-shop process after signing, and (6) the need to sign and announce a transaction or abandon the process by early January to avoid delaying and damaging the CEO search process. After further consultation with its legal and financial advisors, the CEB board expressed general consensus that Gartner was unlikely to increase its offer any further, that continued efforts to negotiate on price risked causing Gartner to walk away, and that at the price indicated in Gartner’s latest proposal it was in the best interests of the CEB’s stockholders to proceed with Gartner on due diligence and the negotiation of a definitive merger agreement. The CEB board instructed K&E to distribute a draft merger agreement as soon as possible.

The CEB board also directed K&E to prepare and distribute a mutual non-disclosure agreement, which K&E had already been discussing with CEB management. Later that day, K&E distributed a draft non-disclosure agreement to WSGR. On December 12, 2016, representatives of WSGR and K&E discussed the regulatory covenant, and WSGR indicated that Gartner would not agree to a “hell or high water” covenant and wanted to know before signing a non-disclosure agreement and proceeding with diligence that CEB would not insist on such a covenant as a condition to any deal. A representative of K&E advised WSGR that CEB was not insisting on any particular regulatory standard and would consider the totality of any agreement in determining whether such agreement provided for a sufficiently high degree of certainty of closing. The firms also discussed that the results of the antitrust analyses being carried out by both firms would be relevant to their clients’ views of an acceptable regulatory covenant.

On December 11, 2016, WSGR delivered a revised non-disclosure agreement along with a draft exclusivity agreement seeking exclusivity through January 5, 2017. After negotiation, Gartner agreed not to require exclusivity and CEB and Gartner executed a mutual non-disclosure agreement on December 13, 2016.

Between December 8 and 13, 2016, representatives of K&E discussed with senior management of CEB and with the CEB board certain provisions of the draft merger agreement and agreed with them on the positions to be taken on various key terms in the initial draft of the merger agreement.

On December 11, 2016, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. The Strategy Committee discussed, among other things, the due diligence process and the importance of ensuring confidentiality and the desirability of limiting the number of CEB employees involved in the diligence and transaction process. The Strategy Committee also discussed certain employee and compensation matters to be addressed in the draft merger agreement, including a retention plan.

On December 13, 2016, K&E delivered a draft merger agreement to WSGR.

On December 13 and 14, 2016, members of CEB’s senior management gave presentations to members of senior management of Gartner regarding, among other things, CEB’s business operations, financial structure and projections and CEB’s workforce and benefit programs. On December 14, 2016, senior management of Gartner reviewed information about Gartner’s operations and prospects, as part of CEB’s financial and operational due diligence of Gartner.

On December 16, 2016, CEB began to make available to Gartner certain non-public information about CEB via an electronic data site as well as through several in-person and telephonic due diligence meetings.

On December 16, 2016, WSGR delivered a draft merger agreement to K&E. WSGR advised K&E that at Gartner’s direction, it had used its own draft of the agreement, rather than the one provided previously by K&E, but had incorporated certain key concepts from K&E’s draft into the WSGR draft.

Due diligence continued into the third week of December, and during this time CEB and Gartner arranged several in-person and telephonic meetings of various internal business, financial, accounting and legal teams to discuss various matters, including information technology, talent assessment, real estate matters, certain material contracts, human resources matters and other legal, financial and business due diligence matters. Representatives of the legal and financial advisors to each party participated in many of these due diligence sessions and information exchanges.

On December 18, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. Mr. Monahan reviewed with the CEB board that status of the due diligence process, including CEB’s diligence review of Gartner. After discussing information about the 2017 growth rate expectations that had been provided to CEB by Gartner’s management team, the CEB board authorized Centerview to use five-year projections derived from the 2017 growth rate expectations that had been provided by Gartner and then had been adjusted by CEB senior management, in its evaluation of the fairness of the proposed transaction, from a financial point of view, to CEB’s stockholders. Representatives of K&E summarized the key issues in WSGR’s draft of the merger agreement, focusing particularly on closing certainty, Gartner’s financing, the antitrust clearance process and a proposed closing condition that certain CEB employees enter into employment agreements with Gartner and remain employed by CEB through closing. Among other things, the CEB board discussed with its legal and financial advisors the process for Gartner to obtain financing, the go-shop and no-shop provisions, the CEB’s board’s ability to seek and accept superior proposals during the go-shop period and its ability to consider and ultimately accept unsolicited proposals during the no-shop period. The CEB board also concluded that the termination fees proposed in WSGR’s draft were too high. The CEB board directed management and K&E to work with the Strategy Committee on the satisfactory negotiation of key issues. The CEB board then excused the representatives of Centerview and K&E, and Mr. Monahan discussed with the other directors the potential fee arrangements with Centerview, as well as Allen, which would serve solely as an additional financial advisor to assist in the go-shop process, when and if an agreement were reached with Gartner. After discussion of these matters, the CEB board agreed on the overall economics for such agreements and directed Mr. Monahan to work with K&E to negotiate, finalize and sign engagement letters with both financial advisors.

On December 20, 2016, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. Representatives of K&E reviewed the status of the merger agreement and the key issues, particularly including various alternatives for the antitrust clearance covenant and potential termination fee amounts. Representatives of K&E also discussed with the Strategy Committee the possibility of the CEB board amending CEB’s bylaws to adopt an exclusive forum provision, and a potential bylaw amendment was reviewed and discussed.

Following this meeting, and prior to the CEB board’s meeting the next day, Mr. Monahan circulated to the CEB board information provided to him by Centerview on December 6, 2016, confirming, among other things, that in the prior two years, Centerview had not been engaged to provide financial advisory services for, or received any fees from, Gartner.

On December 21, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. Ms. Corbet was unable to participate in the call. After a discussion of the status of due diligence activities, the CEB board agreed that if an agreement with Gartner were signed, Gartner could begin discussions with CEB employees about post-closing employment terms and opportunities, but that CEB should still limit such discussions as much as possible until shortly before a closing to minimize conflict of interest issues and competitive concerns should the transaction be terminated prior to a closing. Representatives of K&E then reviewed certain key terms of the merger agreement and their expectation that, subject to the CEB board’s view, they should be able to distribute a fully revised draft of the agreement to WSGR later that evening. Representatives of K&E then discussed with and received guidance from the CEB board on certain key terms of the merger agreement, including particularly a revised approach to antitrust clearance matters that would require Gartner to accept divestitures of assets or businesses accounting for up to an agreed annual revenue amount (if necessary to obtain antitrust clearance) and, if clearance were not obtained, to pay a termination fee to CEB. The CEB board discussed, among other things, the rationale for these amounts and indicated its support for the approach. Representatives of K&E then discussed the exclusive forum bylaw, reviewing the text of a proposed bylaw, the scope and limitations of such a bylaw, the reasons for considering adoption of such a bylaw at this time and the views of courts, investors and governance organizations about board adoption of such a bylaw. The CEB board agreed to consider the matter further.

Later that day, K&E sent a revised draft of the merger agreement to WSGR.

On December 22, 2016, CEB and Centerview executed an engagement letter specifying, among other things, the fees that would be payable to Centerview in connection with the completion of a strategic transaction and providing, if requested, for the delivery by Centerview of a fairness opinion and the payment of a fee to Centerview in connection with such delivery. CEB selected Centerview based on its capabilities and experience advising companies on mergers and acquisitions, financial restructurings, valuation, and capital structure, as well as its deep understanding of the industry dynamics and investment characteristics of the information, data analytics and professional services industries.

Representatives of WSGR and K&E met by telephone on December 23, 2016 to discuss the draft merger agreement. The discussion focused primarily on issues relating to certainty of closing, the timing of and process for Gartner’s financing, the duration and terms of the go-shop and no-shop arrangements and CEB’s proposed approach to antitrust clearance.

On December 27, 2016, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. Mr. Monahan reported that the diligence process was substantially completed and that representatives of Centerview had confirmed that Gartner had only a small number of high priority requests outstanding. Representatives of Centerview reported on the status of Gartner’s financing and noted that Gartner had not yet provided draft financing commitment letters from its financing sources JPMorgan Chase Bank, N.A., which we refer to as JPMorgan, and Goldman Sachs. The Strategy Committee discussed, among other things, the merger agreement provisions relating to Gartner’s financing and Gartner’s renewed request for voting agreements from the directors and Section 16 officers. The Strategy Committee determined to communicate to the full CEB board its support for the voting agreements.

On December 27, 2016, representatives of K&E and WSGR had a further telephonic discussion of the draft merger agreement.

On December 28, 2016, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview, K&E and Morris, Nichols, Arsht & Tunnell LLP, which we refer to as MNAT, CEB’s Delaware counsel, participated. Representatives of K&E again reviewed with the CEB board its fiduciary duties. Centerview reviewed with the CEB board once again its detailed preliminary financial analysis of CEB’s business. The CEB board discussed these analyses with Centerview, and also took note of and discussed its views regarding the increases in the prices of both CEB common stock and Gartner’s common stock since early

November and the resulting impact on the transaction premium. Among other things, the CEB board discussed with representatives of K&E the status of negotiations regarding the material terms of the merger agreement, particularly including the go-shop and no-shop provisions, the ability of the CEB board to consider and accept both solicited and unsolicited superior proposals, the antitrust clearance covenant, the termination provisions and related termination fees payable by CEB and by Gartner in various circumstances, the provisions regarding Gartner’s financing, the proposed treatment of CEB equity awards in the transaction, and the terms of the interim operating covenants applicable to CEB and to Gartner. Following discussion of these issues, Mr. Leemon was excused from the call and the members of the Compensation Committee of the CEB board recommended, and the CEB board approved, a special fee payable to Mr. Leemon for his service as chairman of both the Strategy Committee and the board committee that had been formed earlier in the year to address the CEB leadership transition and CEO search process. Consistent with the fees payable to chairs of other CEB board committees, the approved fee was $15,000 for each committee chair position. Mr. Leemon returned to the call following this approval. Representatives of K&E again discussed the exclusive forum bylaw with the CEB board. The CEB board agreed to consider the matter further.

On December 29, 2016, WSGR delivered a revised draft of the merger agreement to K&E. Later that day, K&E distributed a draft of CEB’s disclosure schedules to WSGR.

On December 30, 2016, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. Representatives of K&E discussed the material open issues in the merger agreement with the Strategy Committee, including particularly the timing and certainty of Gartner’s financing, Gartner’s willingness to allow CEB to declare and pay its regular quarterly dividend between signing and closing, the treatment in the merger of unvested employee equity incentive awards and certain other employee compensation matters between signing and closing, and the restrictions that would be imposed on CEB operations between signing and closing by the revised interim operating covenant proposed by Gartner. Following discussion of these issues, the Strategy Committee directed Mr. Monahan to schedule a call with Mr. Hall to discuss the issues relating to the status of Gartner’s financing and the related provisions in the merger agreement.

On December 30, 2016, WSGR distributed to K&E a draft of the debt financing commitment letter from Goldman Sachs and JPMorgan. On the same day, Messrs. Monahan and Hall discussed Gartner’s financing and the importance to CEB of ensuring that Gartner’s financing did not delay a closing or create added conditionality to the closing.

On December 31, 2016, WSGR distributed a draft of the Gartner disclosure schedules to K&E. On the same day, K&E distributed a mark-up of Gartner’s financing commitment letter to Gartner’s debt financing lawyers at Sullivan & Cromwell LLP, which we refer to as S&C. The two firms discussed changes to the financing commitment letter and exchanged revised drafts of the letter through January 4, 2017, when the letter was finalized.

On December 31, 2016, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. Representatives of K&E reviewed the terms of Gartner’s financing commitment letter and the financing provisions in the merger agreement and noted that they were working with S&C to revise the financing commitment letter and with WSGR on the merger agreement to enhance certainty of funding and further reduce any risk of material delay to closing due to Gartner’s debt financing process. The Strategy Committee noted the importance of finalizing the merger agreement during the first week of January in light of the January 13, 2017 interviews of the finalists in CEB’s CEO search.

On December 31, 2016, representatives of Centerview and Evercore discussed Gartner’s financing and its financing commitment letter, among other items.

On January 1, 2017, representatives of K&E and WSGR had a telephonic discussion of the revised draft of the merger agreement delivered by WSGR on December 29, 2016. Later that day, K&E sent a revised draft of the merger agreement to WSGR. A copy of the revised merger agreement was provided to the CEB board.

On January 2, 2017, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview, K&E and MNAT participated. Mr. Monahan updated the CEB board on CEB’s financial performance in the fourth quarter 2016 and the status of bookings for 2017, which remained consistent with the expectations that Mr. Monahan had shared previously with the CEB board. Taking account of this update, the CEB board confirmed its view that projections prepared previously by CEB’s management and shared with both Centerview and Gartner continued to reflect fairly CEB’s expected performance. The CEB board reviewed the due diligence process, and representatives of Centerview confirmed that Gartner’s review was complete, subject to negotiation of the final terms of the merger agreement. Representatives of K&E and MNAT again advised the CEB board of its fiduciary duties and legal considerations with respect to deciding whether to proceed with a transaction with Gartner. They then discussed the material terms of the merger agreement, including particularly Gartner’s agreement to a 35-day negotiation period following a 35-day go-shop period; expected agreement on the termination fee amounts that would be payable by Gartner and CEB under various circumstances and Gartner’s obligation to divest of assets and businesses accounting for annual revenue of up to a specific amount if necessary to obtain antitrust clearance; the status of the debt commitment letter and the merger agreement financing provisions; and the scope of interim operating restrictions to be imposed on CEB between signing and closing. Representatives of K&E also reviewed a “package” of “economic points” proposed by WSGR pursuant to which CEB would be permitted to continue to pay its regular quarterly dividend between signing and closing and the parties would agree on the treatment of unvested incentive equity awards granted to CEB employees and directors prior to and after the date of the merger agreement. After reviewing the voting agreements to be entered into by directors and CEB’s three most senior executive officers, K&E noted that the negotiations with WSGR were substantially complete, except for certain remaining issues related to Gartner’s financing and the treatment of CEB’s incentive equity awards. Representatives of Centerview again reviewed its preliminary financial analysis of CEB. The CEB board also returned to its discussion of the current trading prices of both CEB’s and Gartner’s common stock. The CEB board then excused Mr. Monahan and went into executive session with the representatives of K&E, MNAT and Centerview to discuss further the terms of the merger agreement, the treatment in the merger of unvested equity incentive awards held by employees, and the timing of finalizing the merger agreement.

Following the special meeting of the CEB board on January 2, 2017, the Strategy Committee held a telephonic meeting. Mr. Monahan, Ms. Auerbach and representatives of Centerview and K&E participated. The Strategy Committee discussed the provisions proposed by Gartner in its “economic points” package. In light of the CEB board’s discussion of these matters, the Strategy Committee instructed Mr. Monahan to schedule a call with Mr. Hall to propose certain modifications to the treatment of unvested incentive equity awards to provide enhanced retention for a small number of key employees that senior management would identify as being critical to CEB’s ability to operate its business successfully between signing and closing and to complete the transaction with Gartner. (This group would not include Mr. Monahan, as he had a pre-existing contractual agreement with CEB regarding these matters.)

Mr. Monahan and Mr. Hall, as well as representatives of K&E and WSGR, discussed the treatment of unvested incentive equity awards several times over the next two days. Messrs. Monahan and Hall agreed that all CEB employees who receive awards of RSUs in 2017 would be entitled to accelerated vesting of those awards if their employment were terminated without cause by Gartner within one year of closing of the merger, consistent with CEB’s standard vesting terms. In addition, a small group of specifically identified CEB employees, including certain named executive officers as described in “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75 of this proxy statement/prospectus, would be entitled to accelerated vesting of all unvested RSUs that had been granted to them prior to the signing of the merger agreement if they voluntarily resigned for any reason within one year of closing of the merger and, with respect to any RSUs granted to them after signing of the merger agreement, would be entitled to accelerated vesting of

25% of such awards if they remained employed for at least 90 days post-closing and then resigned for any reason prior to the first anniversary of closing.

On January 3, 2017, WSGR delivered a revised draft of the merger agreement to K&E. On January 3 and 4, 2017, the parties and their legal representatives had multiple conference calls to discuss and finalize changes to the merger agreement and related transaction documents, including the disclosure schedules.

Later on January 3, 2017, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview and K&E participated. Representatives of K&E summarized the key issues in the merger agreement, including particularly the financing provisions, the amount of the regulatory termination fee, the treatment of employee compensation and unvested incentive equity awards and the interim operating covenants. Representatives of Centerview again reviewed its preliminary financial analysis of Gartner’s offer and the CEB board discussed the value of Gartner’s offer in light of the current trading price of CEB common stock and Gartner’s common stock. Centerview confirmed that it would be prepared to deliver its fairness opinion to the CEB board the next day, if the companies were able to resolve all remaining substantive definitive points. The CEB board then discussed the exclusive forum bylaw proposal and agreed to make a decision on its adoption the next day.

Thereafter, and during January 4 and the early morning of January 5, 2017, representatives of K&E and WSGR finalized the merger agreement and related transaction documents, including the disclosure schedules.

On January 4, 2017, K&E sent a revised draft of the merger agreement to WSGR. A copy of the revised merger agreement was provided to the CEB board.

Later that morning, the CEB board held a special telephonic meeting. Ms. Auerbach and representatives of Centerview, K&E and MNAT participated. Representatives of Centerview reviewed Centerview’s financial analysis of Gartner’s offer, as summarized below under “The Merger—Opinion of Centerview Partners LLC.” Representatives of K&E then summarized the status of the merger agreement and indicated that they expected to be able to resolve all remaining issues to CEB’s satisfaction later that day. The CEB board then went into recess.

Later that evening, the CEB board resumed its telephonic special meeting. Ms. Auerbach and representatives of Centerview and K&E again participated. A representative of Centerview then rendered Centerview’s oral fairness opinion to the CEB board, which opinion was subsequently confirmed in writing, that, as of January 4, 2016 and based upon and subject to the factors and assumptions set forth therein, the $54.00 in cash and 0.2284 shares of Gartner common stock for each share of CEB common stock to be paid to the holders of the outstanding shares of CEB common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the opinion of Centerview, dated January 4, 2017, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Representatives of K&E again advised the CEB board of its fiduciary duties and reviewed with the CEB board the material terms of the merger agreement, including particularly the material changes as a result of the negotiations between the parties’ respective counsel and members of senior management since the CEB board meeting held on January 3, 2017.

The CEB board confirmed that CEB would retain Allen to work with Centerview to solicit potential third-party bidders during the go-shop period. CEB executed an engagement letter with Allen later that evening. CEB decided to engage Allen in light of Allen’s prior experience as a financial advisor to CEB and its in depth knowledge of companies and institutions that own and operate businesses similar to CEB’s and that actively invest in companies with CEB’s profile.

Following a further discussion of the exclusive forum bylaw, upon a motion duly made and seconded, the CEB board unanimously approved the adoption of an amendment to CEB’s bylaws to add an exclusive forum provision. Next, upon a motion duly made and seconded, the CEB board unanimously (acting by roll call vote)

adopted resolutions (i) determining that it is in the best interests of CEB and its stockholders for CEB to enter into the merger agreement, (ii) adopting the merger agreement and approving CEB’s execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated by the merger agreement, and (iii) recommending that the merger agreement be submitted to CEB’s stockholders for approval at a duly held meeting of CEB’s stockholders for such purpose. On March 2, 2017, in connection with its review of this proxy statement/prospectus, the CEB board unanimously reaffirmed its January 4, 2017 decisions with respect to the merger agreement and the merger.

On January 4, 2017, the board of directors of Gartner approved the merger.

Early in the morning of January 5, 2017, CEB and Gartner executed the merger agreement and CEB delivered to Gartner the voting agreements executed by CEB’s directors and its three most senior executive officers. Later in the morning of January 5, 2017 (prior to the opening of trading on the NYSE), CEB and Gartner issued a joint press release announcing the parties’ entry into the merger agreement.

During the go-shop period, as permitted by the terms of the merger agreement, CEB and its representatives actively solicited 54 corporate parties and 23 financial sponsors, for a total of 77 potential buyers, which resulted in one party negotiating and entering into a confidentiality agreement with CEB. None of the parties contacted during the go-shop period provided CEB with an alternative acquisition proposal.

CEB’s Reasons for the Merger and Recommendation of the CEB Board of Directors

On January 4, 2017, after an extensive review process, the CEB board determined that the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of CEB and its stockholders and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The CEB board recommends that CEB stockholders vote “FOR” the proposal to adopt the merger agreement.

In evaluating the merger and the other transactions contemplated by the merger agreement, the CEB board consulted with CEB’s management and legal, financial and tax advisors and, in determining that the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of CEB and its stockholders, the CEB board considered a wide variety of reasons, including the following:

•	Per Share Merger Consideration. The CEB board evaluated the attractiveness of the per share merger consideration and the financial terms of the merger agreement. In particular, the CEB board considered the following:

•	Implied Value. The CEB board concluded that the per share merger consideration to be received by CEB stockholders represented a premium over the market price of CEB common stock. The per share merger consideration implied a value of:

•	$77.25 for each outstanding share of CEB common stock, based on the closing price of Gartner common stock on January 4, 2017, the final trading day prior to the public announcement of the merger agreement (representing a premium of approximately 24.7% to the closing price per share of CEB common stock of $61.90 on January 4, 2017); and

•	$77.44 for each outstanding share of CEB common stock, based on the 30 trading day volume weighted average price of Gartner common stock as of January 4, 2017 (representing a premium of approximately 25.1% to the closing price per share of CEB common stock of $61.90 on January 4, 2017).

•	Significant Portion of Per Share Merger Consideration in Cash. The CEB board required that a significant portion of the per share merger consideration be paid in cash, because of its belief that this would give CEB stockholders an opportunity to realize immediate and certain value for a significant portion of their investment in CEB common stock and reduce the impact of potential volatility in the trading price of Gartner common stock prior to closing on the value of the merger consideration at closing.

•	Participation in Potential Upside through Stock Portion of Per Share Merger Consideration. The CEB board considered that by having a portion of the per share merger consideration paid in Gartner common stock, CEB stockholders, who in the aggregate would own approximately 8% of the combined company as of January 4, 2017, would have the opportunity to participate in any potential growth in the earnings and cash flows of the combined company and any potential future appreciation in the value of Gartner common stock following the merger. The CEB board considered Gartner’s strategic rationale for the merger and the prospects of the combined company following the merger, including potential cost savings, revenue synergies and other benefits obtainable from the merger, as well as the trading history of Gartner common stock, its record of consistent and strong revenue and earnings growth and the likelihood of potential growth in the earnings and cash flows of the combined company. The CEB board also considered that the Gartner common stock to be received as part of the merger consideration will be freely tradable at any time in the public market following the closing of the merger, thereby giving CEB stockholders the choice of whether to hold or sell such stock, and when to sell it.

•	Strategic Compatibility of CEB and Gartner. The CEB board considered the strategic compatibility between Gartner’s and CEB’s business and the potential synergies that could result from a potential business combination. In particular, the CEB board considered CEB management’s view that Gartner’s strong sales organization, particularly with middle market companies, and its successful track record of sustained, double-digit sales growth could result in increased sales of CEB’s products and services, accelerated revenue growth, greater customer retention and broader cross-selling opportunities. The CEB board also noted that the increased scale of the combined company, as compared to CEB, could create significant enhanced earnings power and opportunities for growth, which CEB as a standalone company might not be able to achieve. In addition, the CEB board considered that the increased scale of the combined company should enhance its ability to attract, motivate and retain top talent, which, in turn, could drive business growth and lead to increased stockholder value.

•	Assessment of Other Potential Alternatives.

•	Financial Condition and Standalone Prospects of CEB. The CEB board considered CEB’s business, financial condition and results of operations, as well as CEB’s prospects as a standalone company. The CEB board considered, among other things, the following:

•	Market and Execution Risks. The CEB board considered the risks and uncertainties of CEB’s future performance, should it seek to remain an independent company. The CEB board also recognized that current leverage levels would limit CEB’s near-term financial and strategic flexibility. Moreover, the CEB board realized that despite strong margins and improving product renewal rates, CEB’s revenue growth rate had slowed in recent periods. In light of these risks, the CEB board considered the possibility that, if CEB did not enter into the merger agreement with Gartner, the value of CEB common stock could be significantly lower than the implied value of the per share merger consideration. The CEB board concluded that the cash portion of the per share merger consideration will enable CEB stockholders to immediately realize a substantial portion of CEB’s present and potential future value without the market or execution risks associated with continuing as a standalone company; and

•

Uncertainty of Forecasts and Future Performance. The CEB board considered the inherent uncertainty of achieving management’s projections, and that as a result CEB’s actual financial results in future periods could differ materially from management’s forecasted results. In reaching this view, the CEB board took into account general industry and market trends and conditions, the reduced rate of revenue growth in CEB’s core North American best practice business throughout 2016 as compared to historical growth rates in the business, the uncertain impact on CEB’s future performance of the hiring of a new chief executive officer and the potential for additional management changes to occur following the hiring of a new chief executive officer.

•	Stepping Down of the Chief Executive Officer. Since the announcement on August 31, 2016, that Thomas L. Monahan, III is stepping down from his position as Chairman and Chief Executive Officer of CEB, the CEB board has conducted a search to find a replacement for CEB’s Chief Executive Officer and although the search had yielded a promising pipeline of candidates, the board had not yet hired a suitable replacement. The CEB board considered the inherent uncertainty and risks of hiring a new CEO. The CEB board took particular note of the fact that it was looking for, but had not yet identified, a new chief executive officer and that CEB could potentially experience a broad change in its senior leadership and a potentially material change in its operational and business strategy in connection with the stepping down of its long-time CEO.

•	Other Strategic Alternatives. The CEB board reviewed the strategic alternatives and opportunities available to CEB other than remaining as a standalone company. The CEB board considered that over its history CEB has received relatively few expressions of interest (or inquiries) from other companies or financial sponsors interested in exploring an acquisition of CEB. The CEB board also took note of the views of senior management and its financial advisors that (a) there was no logical group of potential suitors for CEB that were considered financially capable of, and likely to be interested in, acquiring CEB; and (b) financial sponsors were unlikely to be interested in paying, or able to finance and achieve a suitable equity return on, a price to acquire CEB that would be competitive with the price being paid by Gartner. In addition, the CEB board observed that as a result of CEB’s current debt levels, it had limited near-term financial flexibility in the near term to make significant acquisitions or to return significant capital to CEB stockholders. Finally, the CEB board recognized that (i) CEB would have the opportunity, during the transaction solicitation period (as described below), to solicit, initiate and engage in negotiations with, and furnish any non-public information regarding CEB or any of its subsidiaries to, any third party in connection with or in response to a competing takeover proposal; and (ii) CEB has an additional 35-day period to complete negotiation of any acquisition proposal that is made in the transaction solicitation period and is determined by CEB board to be reasonably likely to lead to a superior offer.

•	Opinion of Financial Advisors. The CEB board considered the opinion of Centerview rendered to the CEB board on January 4, 2017, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid to the CEB stockholders (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as more fully described in the subsection of this proxy statement/prospectus entitled “Opinion of Centerview Partners LLC” beginning on page 61.

•	Terms of the Merger Agreement. The CEB board reviewed and considered the terms of the merger agreement that CEB was able to obtain as a result of extensive negotiations with Gartner, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to consummate the merger and their ability to terminate the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger Agreement,” beginning on page 84, for a detailed discussion of the terms and conditions of the merger agreement. In particular, the CEB board considered the following:

•

Terms of Gartner’s Financing; Absence of Financing Condition. The CEB board considered that Gartner’s obligation to consummate the merger is not subject to any financing condition, and that Gartner acknowledged the absence of any financing conditionality in the merger agreement. The

CEB board also took account of the terms of the financing commitments obtained by Gartner in connection with entering into the merger agreement, the limited conditions included in such commitments, and Gartner’s representation in the merger agreement that as of signing it had no reason to believe the conditions would not be satisfied and the contemplated financing would not be available to Gartner for closing. The CEB board also observed that Gartner’s debt commitments included a bridge facility as a backstop to Gartner’s contemplated senior debt offering. For additional information on Gartner’s financing, see the section of this proxy statement/prospectus entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 100. In addition, the CEB board considered Gartner’s financial strength, its low level of debt, prior to the closing of the merger, and its ability to obtain additional financing in order consummate the merger. Finally, the CEB board noted that even if Gartner were unable to obtain external financing, CEB would be able to seek a judicial order to require Gartner to close the merger or to sue for monetary damages.

•	Conditions to Closing the Merger; Likelihood of Closing. The CEB board considered the likelihood of the consummation of the merger, including Gartner’s obligations to consummate the merger notwithstanding its failure to obtain financing, Gartner’s obligations to use reasonable best efforts to obtain all antitrust approvals (including agreeing to divestitures of assets and/or businesses of CEB or its subsidiaries accounting for up to $125 million of annual revenue (as measured by revenues for the 12 months ended December 31, 2016), if necessary to obtain antitrust approval) and the expectation that the merger will be approved by the applicable regulatory authorities and the CEB stockholders. The CEB board also took into account that Gartner would be required to pay CEB a termination fee of $125 million if the merger fails to close due to failure to obtain antitrust approval.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The CEB board considered the provisions in the merger agreement that provide for the ability of the CEB board to terminate the merger agreement to accept a superior proposal, subject to certain restrictions imposed by the merger agreement as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Termination of the Merger Agreement” beginning on page 89, including that CEB would be required to pay Gartner a termination fee of $99 million concurrently with such termination and a termination fee of $49.5 million if such termination is a result of a superior takeover proposal that was received during the transaction solicitation period.

•	Ability to Change Recommendation. The CEB board considered the provisions in the merger agreement that permit the CEB board to withdraw or modify the CEB recommendation:

•	following the receipt of an acquisition proposal that the CEB board determines in good faith constitutes a superior proposal, subject to certain restrictions imposed by the merger agreement as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Change in Board Recommendation” beginning on page 88; or

•	in response to an intervening event, subject to certain restrictions imposed by the merger agreement as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Change in Board Recommendation” beginning on page 88.

•	Specific Performance. The CEB board considered CEB’s right, pursuant to the merger agreement, to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement, including requiring Gartner to consummate the merger when all conditions to closing have been satisfied (and without regard to Gartner’s ability to obtain external financing);

•

Termination Fee. The CEB board considered that the termination fee that could become payable by CEB pursuant to the merger agreement was reasonable, and would not likely deter alternative acquisition proposals that would be more favorable to the CEB stockholders than the transactions contemplated by the merger agreement. The CEB board also considered that Gartner would be required to pay CEB a termination fee of $125 million if antitrust approval were not obtained for any reason before July 5, 2017, subject to certain extensions that could extend to October 5, 2017.

•	Appraisal Rights. The CEB board considered the availability of appraisal rights for CEB stockholders who properly exercise their rights under the DGCL, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of common stock entirely in cash following the consummation of the merger.

•	Interim Operating Covenant Applicable to Gartner. The CEB board considered the limitations on the conduct of Gartner’s business during the pendency of the merger that Gartner agreed to accept and the fact that these covenants are intended (i) to guard against a meaningful change in Gartner’s business or financial conditions between signing and closing that could materially reduce the value of Gartner common stock to be received by CEB stockholders as part of the merger consideration and (ii) to prohibit Gartner from taking actions that would negatively affect the ability of the companies to obtain antitrust clearance of the merger on a timely basis.

The CEB board also identified and considered a number of countervailing reasons and risks to CEB and its stockholders relating to the merger and the merger agreement, including the following:

•	Dilution of Direct Ongoing Participation in CEB’s Potential Upside. The CEB board considered that CEB stockholders would not have the opportunity to continue participating in CEB’s potential upside as a standalone company, but would only participate in CEB’s upside as a part of the combined company if they retained some or all of the stock portion of the per share merger consideration following the consummation of the merger. The CEB board also considered that, following the closing, each CEB stockholder would hold a significantly smaller percentage of equity interest in the combined company than they held in CEB prior to the merger, which will significantly reduce their voting power in the combined company.

•	Combined Company Business Risks. The CEB board considered that CEB stockholders would be subject to the future financial, business and operational risks associated with the combined company, if they retain the Gartner common stock received in the merger. The CEB board considered that there could be uncertainties associated with the successful implementation of the combined company’s business plan and strategy, the combined company’s ability to realize the anticipated benefits of the merger on the timeline expected or at all and the integration of CEB’s businesses with Gartner’s businesses in an efficient and cost effective manner. The CEB board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the merger to the extent CEB stockholders retain Gartner common stock received in the merger.

•	Combined Company Debt. The CEB board considered that following the merger Gartner will be significantly more highly leveraged than it is today, which may limit the combined company’s financial flexibility, including with respect to future capital plans and acquisitions, if any, and could increase its vulnerability to adverse economic and industry conditions.

•	Fixed Exchange Ratio. The CEB board considered that because the stock portion of the per share merger consideration is based on a fixed exchange ratio of Gartner common stock, the value of the stock portion of the per share merger consideration could decline prior to the closing.

•

Potential Failure to Consummate the Merger. The CEB board considered the risk that the conditions to the merger agreement may not be satisfied and that, therefore, the merger may not be consummated. The CEB board also considered the risks and costs to CEB if the merger is not consummated, including potential employee and customer attrition, the potential effect on business relationships and the potential effect on the trading price of the CEB shares. The CEB board took particular note of the fact that if the merger were not consummated it would be required to re-start the CEO search, likely would have lost the ability to hire any of the candidates who had been identified as “finalists” prior to the termination of the CEO search upon announcement of the signing of the merger agreement and might have to manage CEB’s business for an extended period with the existing management team that it might have difficulty retaining, including a CEO who has announced his intention to retire no later than June 30, 2017.

•	Tax. The CEB board considered that gain attributable to the receipt of both cash and Gartner common stock in exchange for shares of CEB common stock pursuant to the merger will be fully taxable for U.S. federal income tax purposes for many of CEB’s stockholders.

•	Interim Operating Covenants. The CEB board considered the limitations imposed by the merger agreement on the conduct of CEB’s business during the pendency of the merger and the fact that these covenants may limit CEB’s ability to pursue business opportunities that may arise or take other actions it might otherwise take with respect to the operations of CEB during the pendency of the merger.

•	Interests of CEB’s Directors and Executive Officers. The CEB board considered that CEB’s directors and executive officers have interests in the merger that may be different from or in addition to the interests of CEB’s stockholders generally, as described in the section of this proxy statement/prospectus entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” beginning on page 75.

•	Potential Diversion of Management. The CEB board considered the possible diversion of management’s time and attention from CEB’s ongoing business, given the substantial time and effort necessary to consummate the merger and to plan for and implement the integration of the operations of CEB and Gartner.

•	Other Risks. The CEB board considered the types and nature of the risks described under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 19.

The CEB board concluded that the potentially negative reasons associated with the merger were outweighed by the potential benefits that it expected CEB stockholders would receive as a result of the merger, including the belief of the CEB board that the merger would maximize the value received by CEB stockholders and eliminate the risks and uncertainties affecting the future prospects of CEB as a standalone company.

The preceding discussion of the reasons considered by the CEB board is not intended to be exhaustive but only includes certain reasons considered by the CEB board. In view of the complexity and wide variety of reasons considered by the CEB board in connection with its evaluation of the merger, the CEB board did not attempt to quantify, rank or otherwise assign relative weights to the different reasons that it considered in reaching its decision. In addition, in considering the reasons described above, individual members of the CEB board may have given different weight to different reasons. The CEB board considered this information as a whole and overall considered the information and reasons to be favorable to, and in support of, its determinations and recommendations.

The above discussion of CEB’s reasons for the merger contains information that is forward-looking in nature and, therefore, should be read in conjunction with the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this proxy statement/prospectus.

Opinion of Centerview Partners LLC

On January 4, 2017, Centerview rendered to the CEB board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid to the holders of shares of CEB common stock (other than holders of Excluded Shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated January 4, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of the CEB board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of shares of CEB common stock (other than holders of Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the Transaction and does not constitute a recommendation to any CEB stockholder or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated January 4, 2017, which we refer to in this summary of Centerview’s opinion as the draft merger agreement;

•	Annual Reports on Form 10-K of CEB and Gartner, in each case for the fiscal years ended December 31, 2015, 2014 and 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CEB and Gartner;

•	certain publicly available research analyst reports for CEB and Gartner;

•	certain other communications from CEB and Gartner to their respective stockholders;

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CEB, including certain financial forecasts, analyses and projections relating to CEB prepared by management of CEB and furnished to Centerview by CEB for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the CEB Forecasts (the CEB Forecasts are summarized in the section of this proxy statement/prospectus entitled “The Merger—CEB Certain Unaudited Financial Forecasts” beginning on page 83), and which are collectively referred to in this summary of Centerview’s opinion as the CEB Internal Data;

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Gartner furnished to Centerview by Gartner and CEB for purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the Gartner Internal Data; and

•	certain financial forecasts, analyses and projections relating to Gartner prepared by management of CEB for the years 2016 through 2021, based in part on financial forecasts and projections relating to Gartner prepared by management of Gartner for only the years 2016 and 2017, and furnished to Centerview by CEB for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the CEB-Prepared Gartner Forecasts.

Centerview also participated in discussions with members of the senior management and representatives of CEB regarding its assessment of the CEB Internal Data (including, without limitation, the CEB Forecasts), the Gartner Internal Data and the CEB-Prepared Gartner Forecasts, as appropriate, and the strategic rationale for the Transaction. In addition, Centerview participated in discussions with members of management of Gartner regarding the Gartner Internal Data and financial forecasts and projections relating to Gartner prepared by management of Gartner for the years 2016 and 2017. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for CEB and Gartner and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that

Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with CEB’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at CEB’s direction, that the CEB Internal Data (including, without limitation, the CEB Forecasts) and the CEB-Prepared Gartner Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CEB as to the matters covered thereby and that the Gartner Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gartner as to the matters covered thereby, and Centerview relied, at CEB’s direction, on the CEB Internal Data (including, without limitation, the CEB Forecasts), the Gartner Internal Data and the CEB-Prepared Gartner Forecasts for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the CEB Internal Data (including, without limitation, the CEB Forecasts), the Gartner Internal Data or the CEB-Prepared Gartner Forecasts or the assumptions on which they were based. In addition, at CEB’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of CEB or Gartner, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of CEB or Gartner. Centerview assumed, at CEB’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at CEB’s direction, that the Transaction will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of CEB or Gartner, or the ability of CEB or Gartner to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, CEB’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to CEB or in which CEB might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of shares of CEB common stock (other than holders of Excluded Shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of CEB or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of CEB or any party, or class of such persons in connection with the Transaction, whether relative to the merger consideration to be paid to the holders of shares of CEB common stock (other than holders of Excluded Shares) pursuant to the merger agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to what the value of the common stock of Gartner actually will be when issued pursuant to the Transaction or the prices at which shares of CEB common stock or the common stock of Gartner will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of CEB or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the CEB board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the CEB board in connection with Centerview’s opinion, dated January 4, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of CEB or Gartner. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CEB, Gartner or any other parties to the Transaction. None of CEB, Gartner, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of CEB and Gartner do not purport to be appraisals or reflect the prices at which shares of CEB common stock or the common stock of Gartner may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 3, 2017 (the last trading day before Centerview’s delivery of its opinion to the CEB board) and is not necessarily indicative of current market conditions.

CEB Financial Analyses

Selected Comparable Public Company Analysis. Centerview reviewed and compared certain financial information, ratios and multiples for CEB to corresponding financial information, ratios and multiples for fifteen publicly traded companies in the vertical information / data analytics, consulting and executive search and human resources / talent management industries that Centerview deemed comparable, based on its experience and professional judgment, to CEB, which are referred to as the selected companies in this summary of Centerview’s opinion. The selected companies consisted of the following six vertical information / data analytics companies (which are referred to as the selected data analytics companies), five consulting companies (which are referred to as the selected consulting companies) and four executive search and human resources / talent management companies (which are referred to as the selected professional services companies):

Selected Data Analytics Companies	EV /2017E Adj. EBITDA
The Advisory Board Company	10.1x
Factset Research Systems Inc.	16.1x
Forrester Research Inc.	15.8x
Gartner, Inc.	16.2x
IHS Markit Ltd.	13.0x
Verisk Analytics, Inc.	15.0x

Selected Consulting Companies
Exponent, Inc.	16.9x
FTI Consulting, Inc.	9.6x
Huron Consulting Group Inc.	9.0x
ICF International, Inc.	10.7x
Navigant Consulting, Inc.	9.5x

Selected Professional Services Companies
Heidrick & Struggles International, Inc.	6.1x
Insperity, Inc.	8.6x
Korn Ferry International	6.6x
Robert Half International Inc.	9.8x

Although none of the selected companies is directly comparable to CEB, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of CEB.

Using publicly available information obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and publicly available Wall Street research as of January 3, 2017, Centerview calculated, for each selected company, enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable) plus the book value of debt, less cash), as a multiple of 2017 calendar year estimated adjusted earnings before interest, taxes, depreciation and amortization, which is referred to as adjusted EBITDA.

The results of these analyses are summarized below:

EV / 2017E Adj. EBITDA
	Min	Average	Median	Max
Selected Data Analytics Companies	10.1x	14.4x	15.4x	16.2x
Selected Consulting Companies	9.0x	11.1x	9.6x	16.9x
Selected Professional Services Companies	6.1x	7.8x	7.6x	9.8x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected an enterprise value to estimated calendar year 2017 adjusted EBITDA multiple reference range of 10.5x to 12.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of CEB and the selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis. Using this reference range and CEB’s estimated calendar year 2017 adjusted EBITDA reflected in the CEB Forecasts, Centerview calculated a range of implied values per share of CEB common stock of $60.10 to $71.75, rounded to the nearest $0.05. Centerview then compared this range to the value of the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017.

Selected Transactions Analysis. Centerview analyzed certain information relating to the following selected transactions announced since 2010 involving companies that are of a substantial size in the vertical information / data analytics, consulting and executive search and human resources / talent management industries and for which publicly disclosed information is available. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operations, results, business mix or product profiles that, for purposes of analysis, may be considered similar to certain operations, results, business mix or product profiles of CEB.

Announcement Date	Acquirer	Target	EV / LTM Adj. EBITDA
September 2016	Informa PLC	Penton Information Services	11.0x
May 2016	Onex Corporation and Baring Private Equity Asia	Thomson Reuters’ Intellectual Property & Science	12.4x
April 2016	XIO Group	J.D. Power and Associates	15.7x
July 2015	McGraw Hill Financial, Inc.	SNL Financial LC	32.8x
September 2015	Korn Ferry International	Hay Group	11.3x
March 2015	Verisk Analytics, Inc.	Wood Mackenzie Ltd.	17.3x
January 2015	Huron Consulting Group Inc.	Studer Group	12.7x
December 2014	The Advisory Board Company	Royall & Company, Inc.	18.6x
October 2014	Vista Equity Partners	NAVEX Global, Inc.	13.2x
March 2014	Charterhouse Capital Partners LLP	Skillsoft PLC	11.1x
June 2013	IHS Markit Ltd.	R. L. Polk & Co.	14.0x
December 2012	The Carlyle Group, Stone Point Capital, Pictet & Cie and the Edmond de Rothschild Group	Duff & Phelps Corporation	7.0x
August 2010	PricewaterhouseCoopers LLP	Diamond Management & Technology Consultants, Inc.	11.7x
July 2010	Aon Corporation	Hewitt Associates, Inc.	7.2x
February 2010	Berkshire Partners LLC	Skillsoft PLC	9.2x

No company or transaction used in this analysis is directly comparable to CEB or Gartner or the Transaction. The companies included in the selected transactions are companies that were selected, among other reasons, because they have certain operational and financial characteristics that, for the purposes of its analysis, Centerview considered to be similar to those of CEB. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of CEB and Gartner and the companies included in the selected transactions.

For each of the selected transactions, based on public filings, press releases made by the companies involved and other publicly available information, Centerview calculated and compared the enterprise value implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of its adjusted EBITDA for the last twelve months prior to the announcement of the applicable transaction, which is referred to as LTM adjusted EBITDA.

The results of these analyses are summarized below:

EV / LTM Adj. EBITDA
	Min	Average	Median	Max
Selected Transactions	7.0x	13.7x	12.4x	32.8x

Based on its analysis of the relevant metrics for each of the selected companies, Centerview selected an enterprise value to estimated LTM adjusted EBITDA multiple reference range of 11.0x to 14.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of CEB and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or CEB. Centerview applied these reference ranges to CEB’s estimated calendar year 2016 adjusted EBITDA reflected in the CEB Forecasts to calculate a range of implied values per Share of $60.95 to $83.45, rounded to the nearest $0.05. Centerview then compared the results of this analysis to the value of the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017.

Discounted Cash Flow Analysis. Centerview performed a discounted cash flow analysis of CEB, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of CEB reflected in the CEB Forecasts for 2017 through 2021. The terminal value of CEB at the end of the forecast period was estimated by applying a range of illustrative enterprise value to adjusted EBITDA exit multiples of 10.5x to 12.0x to CEB’s estimated forward adjusted EBITDA as of December 31, 2021, as reflected in the CEB Forecasts. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 9.50% to 13.25%. This range of discount rates was determined based on Centerview’s analysis of CEB’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied values of $62.15 to $86.65 per share of CEB common stock, rounded to the nearest $0.05. Centerview then compared the results of this analysis to the value of the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017.

Gartner Financial Analyses

Selected Public Companies Analysis. Centerview reviewed and compared certain financial information, ratios and multiples for Gartner to corresponding financial information, ratios and multiples for the following five publicly traded companies in the vertical information / data analytics industry that Centerview deemed comparable, based on its experience and professional judgment, to Gartner, which are referred to as the Gartner selected companies in this summary of Centerview’s opinion:

EV / 2017E Adj. EBITDA
The Advisory Board Company	10.1x
Factset Research Systems Inc.	16.1x
Forrester Research Inc.	15.8x
IHS Markit Ltd.	13.0x
Verisk Analytics, Inc.	15.0x

Although none of the Gartner selected companies is directly comparable to Gartner, these companies were selected, among other reasons, because they are publicly traded companies with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of Gartner.

Using publicly available information obtained from SEC filings, FactSet and publicly available Wall Street research as of January 3, 2017, Centerview calculated, for each Gartner selected company, enterprise value as a multiple of estimated next twelve months (as of January 3, 2017) adjusted EBIDTA.

The results of these analyses are summarized below:

EV / 2017E Adj. EBITDA
	Min	Average	Median	Max
Selected Public Comparable Companies	10.1x	14.0x	15.0x	16.1x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected an enterprise value to estimated calendar year 2017 adjusted EBITDA multiple reference range of 13.0x to 17.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Gartner and the Gartner selected companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis. Using this reference range and the CEB-Prepared Gartner Forecasts, Centerview calculated a range of implied values per share of Gartner common stock of $77.55 to $102.25, rounded to the nearest $0.05.

Discounted Cash Flow Analysis. Centerview performed a discounted cash flow analysis of Gartner. In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of Gartner reflected in the CEB-Prepared Gartner Forecasts for 2017 through 2021. The terminal value of Gartner at the end of the forecast period was estimated by applying a range of illustrative enterprise value to adjusted EBITDA exit multiples of 13.0x to 16.5x to Gartner’s estimated forward adjusted EBITDA as of December 31, 2021, as reflected in the CEB-Prepared Gartner Forecasts. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 7.50% to 10.50%. This range of discount rates was determined based on Centerview’s analysis of Gartner’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied values per share of Gartner common stock of $95.50 to $133.15, rounded to the nearest $0.05.

Other Factors

Centerview noted for the CEB board certain additional factors that were not considered part of its financial analyses with respect to its opinion but were referenced solely for informational purposes, including, among other things, the following:

•	Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of CEB common stock for the 52-week period prior to January 3, 2017. Centerview noted that the range, rounded to the nearest $0.05, of low and high closing prices of CEB common stock during the prior 52-week period was $47.95 to $66.45, as compared to the value of the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017. Centerview also reviewed the stock price performance of Gartner common stock for the 52-week period prior to January 3, 2017. Centerview noted that the range, rounded to the nearest $0.05, of low and high closing prices of Gartner common stock during the prior 52-week period was $79.85 to $104.95. However, Centerview also noted that historical trading price analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for CEB common stock reflected in six publicly available Wall Street research analyst reports as of January 3, 2017. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $50.00 to $68.00 per share of CEB common stock, as compared to the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017. Centerview also reviewed stock price targets for Gartner common stock reflected in ten publicly available Wall Street research analyst reports as of January 3, 2017. Centerview noted that the analyst stock price targets in such research analyst reports ranged from $94.00 to $113.00 per share of Gartner common stock. However, Centerview also noted that analyst price targets are not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•	Premia Paid Analysis. Centerview reviewed with respect to 24 cash and stock acquisition transactions since January 2012 and in which a public U.S.-based target was acquired in a transaction valued from $1 billion to $5 billion, excluding transactions within the financial, insurance and energy industries and involving real estate investment trusts, the premium that the offer represented to the trading price of the acquired company’s stock on the date prior to announcement or other public knowledge of the possibility of the transaction, which is referred to as the 1 Day Premium. Centerview also reviewed, with respect to these 24 transactions, the premium that the offer represented to the volume weighted average trading price of the target company for the 30 days prior to announcement or other public knowledge of the possibility of the transaction, which is referred to as the 30-day VWAP Premium. Centerview noted that the foregoing produced the following ranges of 1 Day Premia and 30 Day VWAP Premia:

	25th Percentile	75th Percentile
1 Day Premium	28.8%	50.0%
30 Day VWAP Premium	30.7%	52.9%

Centerview applied the 1 Day Premium and 30 Day VWAP Premium ranges to CEB’s share price and 30-day VWAP (in each case as of January 3, 2017), to calculate implied per share equity values, rounded to the nearest $0.05, of $78.85 to $91.80 and $76.90 to $89.95 for 1 Day Premium and 30 Day VWAP Premium, respectively. Centerview then compared these ranges to the value of the merger consideration of $76.81 per share of CEB common stock implied by the closing price of Gartner common stock on January 3, 2017.

Centerview also noted that historical premia paid analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the CEB board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the CEB board or CEB management with respect to the merger consideration or as to whether the CEB board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between CEB and Gartner and was approved by the CEB board. Centerview provided advice to CEB during these negotiations. Centerview did not, however, recommend any specific amount of consideration to CEB or the CEB board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has been engaged to provide financial advisory services to CEB, including in connection with CEB’s acquisition of Evanta Ventures, Inc. and an affiliated business, and Centerview has received compensation from CEB for such services during such two-year period of approximately $2,250,000.In the past two years, Centerview has not been engaged to provide any financial advisory or other services to Gartner or Merger Sub, and Centerview has not received any compensation from Gartner or Merger Sub during such period. Centerview may provide investment banking, financial advisory and other services to or with respect to CEB or Gartner or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, CEB, Gartner, any of their respective affiliates or any other party that may be involved in the Transaction.

The CEB board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s familiarity with CEB and its business (in light of its pre-existing advisory relationship with CEB), its knowledge of and experience in the industry sectors in which CEB operates and its excellent professional reputation. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the CEB board, CEB has agreed to pay Centerview an estimated aggregate fee of $30,000,000, calculated as a percentage of the aggregate merger consideration, of which $2,000,000 was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, CEB has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Board of Directors and Management After the Merger

Upon consummation of the merger, the board of directors and executive officers of Gartner are expected to remain unchanged. For information on Gartner’s current directors and executive officers, please see Gartner’s proxy statement dated April 11, 2016 and Gartner’s Form 8-K, filed on August 8, 2016. See “Where You Can Find More Information” beginning on page 133.

Material U.S. Federal Income Tax Consequences of the Merger

General

The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. Holders and Non-U.S. Holders (each as defined below). This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the U.S. Treasury regulations promulgated under the Code, published rulings by the Internal Revenue Service, which we refer to as the IRS, and judicial authorities and administrative decisions, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. The U.S. federal income tax laws are complex and subject to different interpretations. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the merger. This summary is not binding on the IRS or a court, and there can be no assurance that the tax consequences described in this summary will not be challenged by the IRS or that they would be sustained by a court if so challenged.

This summary addresses only the consequences of the exchange of shares of CEB common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be important to a CEB stockholder in light of that stockholder’s particular circumstances, or to a CEB stockholder subject to special rules, such as:

•	a financial institution, mutual fund or insurance company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	a retirement or other tax-deferred account;

•	a dealer, trader or broker in securities;

•	a controlled foreign corporation or passive foreign investment company;

•	a U.S. expatriate;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a stockholder who holds CEB common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;

•	a stockholder who acquired CEB common stock pursuant to the exercise of compensatory options or stock purchase plans or otherwise as compensation; or

•	a stockholder that does not vote in favor of the merger and properly demands appraisal of its shares of CEB common stock under applicable law.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of CEB common stock, the tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding shares of CEB common stock should consult its tax advisors regarding the tax consequences of the merger.

This summary of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, it does not address any alternative minimum tax, non-income tax or non-U.S., state or local tax consequences of the merger.

Each CEB stockholder should consult its own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to the stockholder as a result of the merger.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of shares of CEB common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. Holder’s receipt of cash and shares of Gartner common stock in exchange for shares of CEB common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the sum of the amount of cash and the fair market value, at the effective time of the merger, of the shares of Gartner common stock received by such holder in the merger and (2) such holder’s adjusted tax basis in the shares of CEB common stock exchanged in the merger.

Any such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the CEB common stock immediately prior to the merger is more than one year. In the case of a U.S. Holder who holds shares of CEB common stock with differing tax bases and/or holding periods, gain or loss must be determined separately for each identifiable block of shares of CEB common stock (generally, shares purchased at the same price in the same transaction). For U.S. Holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Each U.S. Holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

A U.S. Holder will have a tax basis in the shares of Gartner common stock received in the merger equal to the fair market value of such shares at the effective time of the merger. The holding period for shares of Gartner common stock received in exchange for shares of CEB common stock in the merger will begin on the date immediately following the Closing Date.

A surtax of up to 3.8% applies to so-called “net investment income” of certain U.S. citizens and residents, and to undistributed “net investment income” of certain estates and trusts. Net investment income includes any gain recognized on the receipt of cash and Gartner common stock in exchange for shares of CEB common stock pursuant to the merger. U.S. Holders should consult their own tax advisors regarding the applicability of this tax on gain recognized pursuant to the merger.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of shares of CEB common stock that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Any gain realized by a Non-U.S. Holder pursuant to the merger generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or, in the case of an individual, a fixed base, maintained by such Non-U.S. Holder in the United States), in which case such gain generally will be subject to U.S. federal income tax at rates generally applicable to U.S. persons, and, if the Non-U.S. Holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Effective Time occurs, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any; or

•	CEB is or has been a “United States real property holding corporation” (as such term is defined in Section 897(c) of the Code and which we refer to as a USRPHC) at any time within the shorter of the five-year period preceding the merger or such Non-U.S. Holder’s holding period with respect to the applicable shares of common stock, which we refer to as the “relevant period,” and, if shares of common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of CEB common stock at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. persons (as described in the first bullet point above), except that the branch profits tax will not apply. CEB believes that it is not, and will not be, a USRPHC at any time during the five-year period preceding the merger.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) on the proceeds to which such U.S. Holder is entitled in connection with the merger if such holder (a) fails to furnish such holder’s correct U.S. taxpayer identification number and to certify that such holder is not subject to backup withholding of federal income tax (generally by completing IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such holder has previously failed to properly report interest or dividend income, or (d) otherwise fails to comply with, or establish an exemption from, applicable backup withholding tax requirements. Each U.S. Holder should complete and sign the IRS Form W-9 included as part of the letter of transmittal and timely return it to the exchange agent in order to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the exchange agent.

A Non-U.S. Holder may also be subject to information reporting and, under certain circumstances, backup withholding (currently at a rate of 28%) unless such Non-U.S. Holder establishes an exemption by, for example, providing the exchange agent with an applicable IRS Form W-8BEN, W-8BEN-E, or W-8ECI, as appropriate, certifying under penalties of perjury its status as a Non-U.S. Holder (and the exchange agent does not have actual knowledge or reason to know that such certification is inaccurate). Non-U.S. Holders should consult their own tax advisors regarding these matters.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowable as a refund or credit against a holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS and other applicable requirements are satisfied.

This summary is provided for general information only and is not tax advice or a complete analysis or discussion of all potential tax consequences relevant to stockholders. The U.S. federal income tax consequences described above are not intended to constitute a complete description of all tax consequences relating to the merger. Because individual circumstances may differ, each stockholder should consult the stockholder’s tax advisor regarding the applicability of the rules discussed above to the stockholder and the particular tax effects to the stockholder of the merger in light of such stockholder’s particular circumstances and the application of state, local, non-U.S. and other tax laws (or any U.S. federal tax laws other than those pertaining to income tax).

Accounting Treatment

The transaction will be accounted for in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP. U.S. GAAP requires the merger to be accounted for using the acquisition method pursuant to which Gartner has been determined to be the acquirer for accounting purposes. As required by the acquisition method, Gartner will record CEB’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of consideration transferred (i.e. purchase price) over the fair value of net assets acquired will be recognized as goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of CEB will be reported as part of the combined company beginning on the acquisition date. The final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed has not yet been completed. The completion of the valuation upon consummation of the merger could result in significantly different amortization expenses and balance sheet classifications than those presented in the unaudited pro forma condensed financial information included in this proxy statement/prospectus.

Appraisal Rights

If you hold one or more shares of CEB common stock, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares as of the consummation of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL and if certain other conditions and statutory requirements described herein are met. Any such CEB stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration (subject, in the case of interest payments, to any voluntary cash payments made by CEB pursuant to subsection (h) of Section 262 of the DGCL, as described in more detail below). For a description of such appraisal rights, please see the section entitled “Appraisal Rights” beginning on page 123 of this proxy statement/prospectus.

Regulatory Approvals Required for the Merger

To consummate the merger, Gartner and CEB must obtain approvals or consents from, or make filings with, the DOJ, the FTC and Bundeskartellamt. Other than (1) clearance under the HSR Act and the German ARC that are described below, (2) the filing with the SEC, and declaration of effectiveness, of the registration statement on Form S-4 in connection with the issuance by Gartner of the Gartner common stock to CEB stockholders, (3) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, and the Securities Act, as may be required in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement, (4) the filing of the certificate of merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Gartner and CEB are qualified to do business, (5) notices or filings required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Gartner common stock to CEB stockholders, and (6) filings with and approvals of the NYSE as are required to permit the consummation of the merger and the listing of Gartner common stock to be issued to the CEB stockholders, neither Gartner nor CEB believes that any additional regulatory approvals, consents or filings (other than notices or immaterial approvals, consents or filings) are required with respect to the merger. If additional approvals, consents and filings are required to complete the merger, Gartner and CEB intend to seek such consents and approvals and make such filings.

Gartner and CEB expect to consummate the merger in the second quarter of 2017. Although Gartner and CEB believe that they will receive the required consents and approvals described below to consummate the merger, they cannot give any assurance as to the timing of these consents and approvals or as to Gartner’s and CEB’s ultimate ability to obtain such consents and approvals (or any additional consents or approvals that may otherwise become necessary) or that they will obtain such consents or approvals on terms and subject to conditions satisfactory to Gartner and CEB.

Hart-Scott-Rodino Antitrust Improvements Act

The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until required information has been furnished to the DOJ and the FTC and until certain waiting periods have been terminated or have expired or approval has been obtained. The HSR Act requires Gartner and CEB to observe a 30-day waiting period after the submission of their HSR filings before consummating the merger, unless the waiting period is terminated early, or unless it is extended by a request for additional information or documentary material from the FTC or the DOJ, which we refer to as a second request.

Each of Gartner and CEB filed a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the merger on January 9, 2017. On February 1, 2017, the FTC granted early termination of the waiting period under the HSR Act. The FTC and the DOJ may scrutinize the legality under the antitrust laws of proposed transactions such as the merger. At any time before or after the merger, the FTC or the DOJ could take any action under the antitrust laws that it considers either necessary or desirable in the public interest, including seeking to enjoin the merger or the divestiture of substantial assets of Gartner, CEB, or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

German ARC

The German ARC imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet certain specified financial thresholds. The German ARC imposes a suspension obligation on any transactions that are subject to the pre-merger notification requirement, which means a transaction cannot be consummated until it has been cleared, either explicitly or due to expiration of the applicable waiting periods. Gartner’s proposed acquisition of CEB qualifies as a concentration and meets the financial notification thresholds and is consequently subject to the pre-merger notification requirement and the suspension obligation. Accordingly, consummation of the merger is conditional upon notifying the Bundeskartellamt of the merger and the merger being cleared by the Bundeskartellamt either explicitly or due to expiration of the applicable waiting periods. Gartner notified the Bundeskartellamt of the proposed transaction on January 19, 2017, and the parties received clearance on February 7, 2017.

Exchange of Shares in the Merger

Prior to the effective time of the merger, Gartner will appoint an exchange agent to handle the exchange of shares of CEB common stock for shares of Gartner common stock. Promptly after the effective time of the merger (and in no event later than 2 business days after such time), the exchange agent will send to each holder of record of CEB common stock at the effective time of the merger a letter of transmittal and instructions for effecting the exchange of CEB common stock certificates or shares of CEB common stock held in book-entry form for the merger consideration the holder is entitled to receive under the merger agreement. Upon (i) surrender of stock certificates for cancellation, or (ii) in the case of shares of CEB common stock held in book-entry form, the receipt of an “agent’s message” by the exchange agent, in each case along with the executed letter of transmittal and other documents described in the instructions, a CEB stockholder will receive the per share cash consideration and one or both of the following: (1) one or more shares of Gartner common stock; and (2) cash in lieu of fractional shares of Gartner common stock.

Interests of CEB Directors and Executive Officers in the Merger

In addition to their interests in the merger as stockholders, the directors and executive officers of CEB have interests in the merger that may be different from, or in addition to, those of CEB stockholders generally. The CEB board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendations that the CEB stockholders approve the merger agreement. These interests are described in more detail below.

Insurance and Indemnification

The merger agreement provides certain assurances regarding continued rights to indemnification and insurance for directors and officers of CEB as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Indemnification and Insurance” beginning on page 94.

Post-Closing Employee Benefits

The merger agreement provides certain assurances regarding levels of compensation and benefits to be provided to continuing employees of CEB, including CEB executive officers, for a period from the closing of the merger through January 1 of the year following the year in which the merger occurs, as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Employee Benefit Matters” beginning on page 95.

Treatment of Outstanding Equity Awards

Immediately prior to the effective time of the merger, each then-outstanding CEB RSU will be converted into either a fully vested share of CEB common stock or a Converted CEB RSU, and each then-outstanding CEB PSU will be converted into a fully vested share of CEB common stock, as described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85.

The table below sets forth, for each CEB executive officer and director, the number of outstanding CEB RSUs and CEB PSUs that are expected to be held by such executive officer or director on April 1, 2017. The number assumes (i) a grant of CEB RSUs will be made on March 15, 2017, (ii) the vesting of CEB RSUs and CEB PSUs granted prior to 2016 to directors and employees in accordance with their terms and (iii) the grant of 2017 annual director CEB RSUs to directors. These numbers include unvested CEB RSUs and PSUs and do not include vested shares or vested share equivalents. These numbers do not forecast any grants or additional issuances of equity-based awards following April 1, 2017, nor do they forecast any forfeitures of equity-based awards following the date of this proxy statement/prospectus. With respect to CEB PSUs, these numbers also assume achievement of applicable performance goals at target level performance. Depending on when the closing date occurs, certain CEB RSUs and CEB PSUs shown in the table may vest in accordance with their terms.

The table below also sets forth the value, based on the number of CEB RSUs and CEB PSUs determined as described above per executive officer and director, of such CEB RSUs and CEB PSUs on the closing date, which we assume to be April 1, 2017 for this purpose, with such value calculated by multiplying the number of CEB RSUs or CEB PSUs (as applicable) by the per share assumed merger consideration. For purposes of this proxy statement/prospectus, the “assumed merger consideration” is equal to $76.09, which is the average closing price of CEB’s common stock over the five-day period following the first public announcement of the proposed merger.

CEB Equity Awards

Name	CEB RSUs (1)	CEB PSUs (#)	Amount ($)
Named Executive Officers
Thomas L. Monahan III	35,980	16,911	4,024,476
Melody L. Jones	23,610	7,686	2,381,313
Richard S. Lindahl	23,610	7,686	2,381,313
Haniel J. Lynn	19,704	6,148	1,967,079
Warren S. Thune	19,704	6,148	1,967,079
Directors
Gregor S. Bailar	5,371	—	408,679
Stephen M. Carter	5,371	—	408,679
Gordon J. Coburn	5,371	—	408,679
Kathleen A. Corbet	4,045	—	307,784
L. Kevin Cox	5,371	—	408,679
Daniel O. Leemon	5,371	—	408,679
Stacey S. Rauch	5,859	—	445,811
Jeffrey R. Tarr	5,371	—	408,679

(1)	Estimated CEB RSUs to be granted on March 15, 2017 are calculated using the closing price of CEB stock on February 28, 2017.

Change in Control Severance Agreements

Each of Ms. Jones and Messrs. Lindahl, Lynn and Thune is party to a change in control severance agreement with CEB, which provides severance and other separation benefits in the event such executive officer experiences a qualifying termination of employment in anticipation of, or within two years following, a change in control of CEB, which will occur on the date CEB stockholders approve the merger.

Each change in control severance agreement provides that, in the event the applicable executive officer’s employment is terminated by CEB without “cause” (as defined below) or by the executive officer for “good reason” (as defined below) either (i) within the two-year period following a change in control or (ii) prior to a change in control but in connection with or in anticipation of a change in control (each, a “qualifying termination”), subject to the executive officer’s execution and non-revocation of a release of claims in favor of CEB, she or he will be paid or provided with the following severance benefits:

•

an amount in cash equal to the sum of (i) 12 months of the executive officer’s then-current base salary and (ii) the value of the executive officer’s target annual bonus for the year in which the qualifying termination occurs, prorated based on the number of days of service completed, each of which will be paid in equal installments over 12 months following the executive officer’s date of termination; and

•	continuation of such health benefit coverage as the executive officer was receiving immediately prior to the date of termination at active employee rates for 12 months following the date of termination, which will be reduced to the extent the executive officer receives comparable coverage from a subsequent employer.

For purposes of each change in control severance agreement, “good reason” includes the occurrence of any one of the following events without the applicable executive officer’s consent: (i) a diminution in the executive officer’s base salary or annual bonus opportunity, (ii) a diminution in the executive officer’s title, authority, duties or responsibilities, (iii) a required relocation of at least 60 miles, (iv) a breach of the executive officer’s change in control severance agreement with respect to the executive officer, in each case which is not cured within ten days or (v) a successor’s failure to assume the change in control severance agreement.

For purposes of each change in control severance agreement, “cause” means the applicable executive officer’s commission of a material act of fraud, theft or dishonesty against CEB, conviction for any felony, or willful non-performance of material duties, which is not cured within 60 days after the executive officer receives written notice.

For an estimate of the value of the payments and benefits described above that would become payable under the change in control severance agreements to Ms. Jones and Messrs. Lindahl, Lynn and Thune, see “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 79 of this proxy statement/prospectus. This estimate is based on compensation and benefit levels that will be in effect as of April 1, 2017, and if compensation and benefit levels are changed after such date, the actual value of the severance payments and benefits to which Ms. Jones and Messrs. Lindahl, Lynn and Thune are entitled may be different from those provided for below.

Executive Severance Agreement

CEB previously entered into an executive severance agreement with Mr. Monahan, which provided severance and other separation benefits in the event Mr. Monahan experienced a qualifying termination of employment following a change in control of CEB. This executive severance agreement was superseded with respect to its severance provisions by Mr. Monahan’s transition agreement, discussed below, and Mr. Monahan will not be entitled to receive any severance benefits under this severance agreement due to his termination following the effective time of the merger. Pursuant to the executive severance agreement with Mr. Monahan, immediately prior to the effective time of the merger, all CEB equity-based awards held by Mr. Monahan that otherwise do not vest immediately prior to the effective time of the merger will accelerate and be settled immediately prior to the effective time of the merger. The transition agreement does not affect this treatment of Mr. Monahan’s equity awards.

Pursuant to the executive severance agreement, payments and other benefits made to Mr. Monahan in connection with a change in control are subject to reduction if such payments are subject to the golden parachute excise tax under Section 4999 of the Internal Revenue Code to the extent such reduction would result in Mr. Monahan retaining a greater after-tax amount of such payments.

Transition Agreement

CEB previously entered into a transition agreement with Mr. Monahan to memorialize the terms and conditions of his stepping down and transition from the position of Chairman and Chief Executive of CEB. The terms and conditions of Mr. Monahan’s transition agreement will remain in effect and unmodified following the effective time of the merger. Pursuant to the transition agreement, Mr. Monahan will serve as an employee of CEB through June 30, 2017, and CEB may not terminate him without cause prior to such date, which time period may be extended on a month-to-month basis until December 31, 2017 upon the agreement of CEB and Mr. Monahan. Except with respect to outstanding CEB RSUs and CEB PSUs held by Mr. Monahan, as discussed in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85, he will not be entitled to receive any incremental payments or benefits in connection with the closing of the merger under the transition agreement, either alone or in connection with any other event.

Retention Agreements

CEB previously entered into a retention agreement with Ms. Jones to memorialize the terms and conditions of her employment through the later to occur of (i) December 31, 2017 and (ii) the end of the second calendar quarter following the commencement of the new CEB Chief Executive Officer’s employment in such position (the “Transition Period”). Pursuant to the retention agreement, Ms. Jones was given additional rights with respect to her outstanding CEB RSUs and CEB PSUs. In the event Ms. Jones leaves CEB either (i) following the conclusion of the Transition Period for any reason or (ii) prior to the end of the Transition Period due to a termination by CEB without “cause” or by Ms. Jones for “good reason” and Ms. Jones executes a release of claims in favor of CEB, all outstanding CEB RSUs and CEB PSUs held by Ms. Jones will vest pursuant to the retirement provisions in the CEB 2012 Stock Incentive Plan.

In addition, the retention agreement entitles Ms. Jones to receive a guaranteed annual bonus for the 2017 performance year, and, any calendar quarter of 2018 during the Transition Period, of no less than 100% of her target bonus for such year or quarter, as applicable. In the event Ms. Jones’ employment is terminated by CEB without cause or by Ms. Jones for good reason or in the event of Ms. Jones’ death, in each case, during the Transition Period, Ms. Jones will be entitled to receive the entire amount of her guaranteed bonus (without proration) for the performance year or quarter in which she is terminated in addition to any severance payments and benefits to which Ms. Jones is entitled under her change in control severance agreement.

The retention agreement also entitles Ms. Jones to remain eligible for coverage under the CEB Retiree Medical Policy as it was in effect on September 30, 2016. This coverage under the terms of the policy as then in effect will apply even if the policy is modified or terminated following September 30, 2016.

CEB previously entered into a retention agreement with Mr. Lindahl to memorialize the terms and conditions of his employment through the Transition Period. The retention agreement entitles Mr. Lindahl to receive a guaranteed annual bonus for the 2017 performance year, and, any calendar quarter of 2018 during the Transition Period, of no less than 100% of his target bonus for such year or quarter, as applicable. In the event Mr. Lindahl’s employment is terminated by CEB without cause or by Mr. Lindahl for good reason or in the event of Mr. Lindahl’s death, in each case, during the Transition Period, Mr. Lindahl will be entitled to receive the entire amount of his guaranteed bonus (without proration) for the performance year or quarter in which he is terminated in addition to any severance payments and benefits to which Mr. Lindahl is entitled under his change in control severance agreement.

For purposes of each of Ms. Jones’ and Mr. Lindahl’s retention agreement, “cause” has the same meaning as “cause” in the applicable executive officer’s change in control severance agreement, discussed above.

For purposes of each of the retention agreements, “good reason” means any of the following actions taken without the applicable executive officer’s consent: (i) a material reduction in the executive officer’s duties, responsibilities or authority, (ii) a reduction in the executive officer’s base salary or target annual incentive bonus opportunity, (iii) the executive officer is required to relocate her or his place of employment to a location that is more than 35 miles from the location of CEB’s current headquarters, (iv) the executive officer’s removal without cause as Chief Administrative Officer or Chief Financial Officer of CEB, as applicable, or (v) a material breach of the retention agreement by CEB, provided that, in each case, within 60 days of the occurrence of such event, the executive officer must deliver written notice to CEB stating she or he believes that a basis for termination for good reason exists and specifying the event that she or he considers to constitute the basis for termination for good reason and CEB must not have remedied or cured such event within 60 days of receipt of such notice.

Employment Arrangements Following the Merger

As of the date of this proxy statement/prospectus, none of CEB’s executive officers have reached an understanding on potential employment or other retention terms with the surviving corporation or with Gartner, and no CEB executive officers have entered into any definitive agreements or arrangements regarding employment or other retention with the surviving corporation or with Gartner following the consummation of the merger. However, prior to the effective time of the merger, Gartner may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of CEB’s employees, to be effective as of the effective time of the merger. In addition, as disclosed in the section of this proxy statement captioned “The Merger—The Merger Agreement—Employee Benefits Matters,” Gartner has agreed to assume employment, change in control or severance agreements with CEB’s current executive officers.

Golden Parachute Compensation

The table below, entitled “Potential Change-in-Control Payments to Named Executive Officers,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to CEB’s principal executive officer, principal financial officer and three other most highly compensated executive officers, as determined for purposes of its most recent annual proxy statement (each of whom we refer to as a “named executive officer”), which compensation is subject to an advisory vote of CEB’s stockholders, as described in the section of this proxy statement/prospectus entitled “Proposal No. 2—Advisory Vote on Merger-Related Compensation for CEB’s Named Executive Officers” beginning on page 128. The table assumes the consummation of the merger occurred on April 1, 2017 and the employment of the named executive officer was terminated without “cause” or for “good reason” on such date. The value of any equity-based awards was calculated by multiplying the number of shares of CEB common stock subject to CEB RSUs and CEB PSUs (assuming target achievement of any applicable performance conditions) by the per share assumed merger consideration of $76.09.

The calculations in the table below do not include amounts CEB named executive officers are already entitled to receive or will be vested in as of April 1, 2017 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of named executive officers and that are available generally to all the salaried employees of CEB.

Name	Cash ($) (1)	Equity ($) (2)	Welfare Benefits ($) (3)	Total ($) (4)
Thomas L. Monahan III	683,068	4,024,476	1,651	4,709,195
Melody L. Jones	1,147,151	2,381,313	14,646	3,543,110
Richard S. Lindahl	1,089,793	2,381,313	16,849	3,487,955
Haniel J. Lynn	586,179	1,967,078	16,426	2,569,683
Warren S. Thune	562,192	1,967,078	17,697	2,546,967

(1)

As described in the section of this proxy statement/prospectus entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Change in Control Severance Agreements” beginning on page 76, the cash payments to Ms. Jones and Messrs. Lindahl, Lynn and Thune each include a sum equal to (i) 12 months of the named executive officer’s then current base salary and (ii) the value of the named executive officer’s target annual bonus for the year in which the qualifying termination occurs, prorated based on the number of days of service completed, each of which will be paid in equal installments over the 12 months following the named executive officer’s date of termination. These payments are “double-trigger” in nature as they will be payable in the event of a termination of employment without cause or by the named executive officer for good reason either (i) prior to the consummation of the merger but in anticipation of the consummation of the merger or (ii) within two years following the consummation of the merger.

The cash payment to Mr. Monahan is “double-trigger” in nature and reflects the remainder of the payments due to him pursuant to the transition agreement, which is a reasonable estimate of the damages Mr. Monahan would incur if the transition agreement was breached due to his termination prior to June 30, 2017 without cause, as described in the section of this proxy statement/prospectus entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Retention Agreements” beginning on page 78.

The cash payment to each of Ms. Jones and Mr. Lindahl also includes a guaranteed minimum bonus for 2017 pursuant to their respective retention agreements. The above payments are “double-trigger” in nature as each will be payable in the event the applicable named executive officer’s employment is terminated by Gartner without cause or by the named executive officer for good reason or in the event of the named executive officer’s death, in each case, during the Transition Period, as described in the section of this proxy statement/prospectus entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Retention Agreements” beginning on page 78.

The amounts shown in this column are based on the compensation levels in effect on January 1, 2017; therefore, if compensation levels are changed after such date, actual payments to a named executive officer may be different than those provided for above.

The cash payments described in this column (1) include the following components:

Name	Base Salary Severance ($)	Pro Rata Bonus ($)	Guaranteed Bonus ($)	Total ($)
Thomas L. Monahan III	226,849	—	456,219	683,068
Melody L. Jones	510,000	127,151	510,000	1,147,151
Richard S. Lindahl	484,500	120,793	484,500	1,089,793
Haniel J. Lynn	469,200	116,979	—	586,179
Warren S. Thune	450,000	112,192	—	562,192

(2)	As described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85, the equity amounts consist of the accelerated vesting of unvested CEB RSUs and CEB PSUs, which consist of (i) CEB RSUs and CEB PSUs, which will accelerate and vest immediately prior to the effective time of the merger and (ii) the accelerated vesting of Converted CEB RSUs held by named executive officers other than Mr. Monahan upon qualifying terminations of their employment following the consummation of the merger, as described in the sections of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger” beginning on page 85 and “The Merger—Interests of CEB Directors and Executive Officers in the Merger—Retention Agreements” beginning on page 78. The amounts shown are based on the number of such CEB RSUs and CEB PSUs that are expected to be held by each named executive officer on April 1, 2017 and includes a grant of CEB RSUs and CEB PSUs that will be made on March 15, 2017. The amounts shown do not attempt to forecast any grants or additional issuances of equity-based awards following April 1, 2017, nor do they forecast any dividends or forfeitures of equity-based awards following the date of this proxy statement/prospectus. With respect to CEB PSUs, these numbers assume achievement of applicable performance goals at target level performance. Depending on when the closing date occurs, certain equity-based awards will vest in accordance with their terms.

The above payments in respect of CEB RSUs and CEB PSUs are “single-trigger” in nature as they will become payable immediately upon the closing date, whether or not employment is terminated. The above payments in respect of Converted CEB RSUs are “double-trigger” in nature as they will only be payable in the event of a qualifying termination of employment following the closing.

The equity payments and vesting acceleration described in this column (2) include the following components:

Name	CEB RSUs (#)	CEB RSUs ($)	CEB PSUs (#)	CEB PSUs ($)	Converted CEB RSUs (#)	Converted CEB RSUs ($)	Total ($)
Thomas L. Monahan III	35,980	2,737,718	16,911	1,286,758	—	—	4,024,476
Melody L. Jones	—	—	7,686	584,828	23,610	1,796,485	2,381,313
Richard S. Lindahl	—	—	7,686	584,828	23,610	1,796,485	2,381,313
Haniel J. Lynn	—	—	6,148	467,801	19,704	1,499,277	1,967,078
Warren S. Thune	—	—	6,148	467,801	19,704	1,499,277	1,967,078

The number and value of Converted CEB RSUs for each of Ms. Jones and Messrs. Lindahl, Lynn and Thune in the table above represent the full acceleration of her or his Converted CEB RSUs pursuant to CEB’s standard terms and conditions applicable to restricted stock unit awards, upon termination of her or his employment by Gartner without cause, or, in Ms. Jones’ case, the same acceleration also would apply pursuant to her retention agreement, upon termination of her employment either by Gartner without cause or by her for good reason.

As described in the section entitled “The Merger—The Merger Agreement—Treatment of CEB Restricted Share Units and Performance Share Units in the Merger,” to the extent this would provide either of them with additional accelerated vesting as compared to any accelerated vesting provisions already applicable to their CEB RSUs, the vesting of the Converted CEB RSUs held by Mr. Lindahl and Ms. Jones will accelerate (i) as to 100% of the award for Converted CEB RSUs that were granted to such named executive officer prior to 2017 upon such named executive officer’s voluntary resignation during the one-year period following the effective time of the merger and (ii) as to 25% of the award for Converted CEB RSUs that were granted to such named executive officer in 2017 upon such named executive officer’s voluntary resignation more than 90 days following the consummation of the merger but prior to the one-year anniversary of the merger. Ms. Jones and Mr. Lindahl have existing additional accelerated vesting arrangements that are described in this proxy statement/prospectus. The number of Converted CEB RSUs that will vest pursuant to such voluntary resignation is 7,736 Converted CEB RSUs for Ms. Jones and 1,934 Converted CEB RSUs for Mr. Lindahl, and the value of such Converted CEB RSUs is $588,632 for Ms. Jones and $147,158 for Mr. Lindahl.

(3)	As described in the section of this proxy statement/prospectus entitled “The Merger—Interests of CEB Directors and Officers—Change in Control Severance Agreements” beginning on page 76, the welfare benefits to the named executive officers other than Mr. Monahan consist of continuation of health benefit coverage for 12 months at active employee rates and for Mr. Monahan consist of continuation of health benefit coverage as if he remained employed by CEB through June 30, 2017.

The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or by the executive for good reason either (i) prior to the consummation of the merger but in anticipation of the consummation of the merger or (ii) following the consummation of the merger. The amounts reflected in the column above reflect health and benefits rates in effect through December 31, 2016; therefore if benefits levels change between the date of this proxy statement/prospectus and the closing of the merger, such amounts will change.

(4)	The amounts in this column represent the total of all compensation in columns (1), (2) and (3).

The “single-trigger” and “double-trigger” components of the aggregate total compensation amounts, respectively, for each executive officer are as follows:

Name	Single-Trigger Payments ($)	Double- Trigger Payments ($)
Thomas L. Monahan III	4,024,476	684,719
Melody L. Jones	584,828	2,958,282
Richard S. Lindahl	584,828	2,903,127
Haniel J. Lynn	467,801	2,101,882
Warren S. Thune	467,801	2,079,166

Dividends

Gartner does not currently pay an annual dividend. In addition, its existing credit facility contains a negative covenant which may limit its ability to pay dividends. CEB currently pays an annual dividend of $1.65 per share. The merger agreement provides that CEB may continue to pay quarterly cash dividends at the current quarterly dividend rate of $0.4125 in each quarter prior to the closing of the merger so long as the record date for the quarter’s dividend precedes the closing of the merger. The merger agreement otherwise prohibits CEB from paying dividends on its common stock prior to the completion of the merger without Gartner’s prior written consent.

Listing of Gartner Common Stock

Gartner’s common shares currently trade on the NYSE under the stock symbol “IT.” It is a condition to the consummation of the merger that the Gartner common stock issuable in the merger be approved for listing on the NYSE, subject to official notice of issuance. Gartner expects to obtain NYSE’s approval to list such shares prior to the consummation of the merger, subject to official notice of issuance.

De-Listing and Deregistration of CEB Common Stock

Shares of CEB common stock currently trade on the NYSE, under the stock symbol “CEB.” When the merger is consummated, the CEB common stock currently listed on NYSE will cease to be quoted on NYSE and will be deregistered under the Exchange Act.

CEB Certain Unaudited Financial Forecasts

CEB does not, as a matter of course, publicly disclose financial forecasts or projections, although CEB periodically may issue limited guidance to investors concerning its expected financial performance. In connection with the merger, CEB’s management prepared certain unaudited prospective financial information as summarized below, which we refer to as the CEB forecast. The CEB forecast was also provided to CEB’s financial advisors for their use and reliance in connection with their financial analyses and opinion as described in “The Merger—Opinion of Centerview Partners LLC” and to Gartner.

The CEB forecast was not prepared with a view toward public disclosure and does not necessarily comply with GAAP or the guidelines published by the SEC or established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither CEB’s independent auditors, Gartner’s independent auditors, nor any other independent accountants, have audited, examined, compiled or performed any procedures with respect to the CEB forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of CEB’s independent registered accounting firm included in this proxy statement/prospectus relates to CEB’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The CEB forecast contains non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by CEB may not be comparable to similarly titled amounts used by other companies.

The CEB forecast is a forward-looking statement that is subject to risks and uncertainties that could cause actual results to differ materially from those predicted, and should be read with caution. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus. Although presented with numerical specificity, the CEB forecast was based on numerous assumptions and variables that are uncertain and many of which are beyond the control of CEB or Gartner. The assumptions upon which the CEB forecast was based necessarily involve judgments with respect to future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict. There can be no assurance that the CEB forecast will be realized, and actual results may vary materially from those provided. The CEB forecast was prepared by CEB alone based on information available at the time the CEB forecast was prepared and does not take into account any circumstances or events occurring after the date on which it was prepared. Neither Gartner nor the Gartner directors or management commented on, or supplied information that was used to calculate, the CEB forecast. Given that the CEB forecast covers multiple years, by its nature it becomes less predictive with each successive year.

The CEB forecast is included solely to give CEB stockholders access to certain unaudited prospective financial information that was made available to the CEB board, CEB’s financial advisors and to Gartner and certain other parties in connection with the merger. The inclusion of the CEB forecast in this proxy statement/prospectus should not be regarded as an indication that CEB, Gartner or any of their respective affiliates, advisors or representatives considered the CEB forecast to necessarily reflect actual future events, and the CEB forecast should not be relied upon as such. Neither CEB, Gartner nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any CEB stockholder or other person regarding the ultimate performance of CEB compared to the information contained in the CEB forecast or that the CEB forecast will be achieved. CEB has made no representation to Gartner or Merger Sub, in the merger agreement or otherwise, concerning the CEB forecast.

The CEB forecast should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding CEB and Gartner in this proxy statement/prospectus and in their other respective public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the CEB forecast, CEB stockholders are cautioned not to place undue reliance on the CEB forecast.

The following table summarizes the CEB forecast.

	CEB
($ in millions)	2017E	2018E	2019E	2020E	2021E
Revenue	$995	$1,054	$1,135	$1,220	$1,300
Adjusted EBITDA(1)	$258	$276	$307	$333	$358
Unlevered Free Cash Flow(2)	$126	$153	$173	$189	$205

(1)	Defined as earnings before interest, taxes, depreciation and amortization, share-based compensation, net non-operating foreign currency gain (loss), debt modification costs, CEO non-competition obligation, gain (loss) on other investments, equity method investment gain (loss), restructuring costs, impairment costs, gain on cost method investment, business transformation cost, restructuring, acquisition & integration related costs, as well as goodwill impairment loss. This measure is also adjusted for the impact of Deferred Revenue fair value adjustment.
(2)	Reflects stock-based compensation expense as a cash expense.

The Merger Agreement

The following summarizes material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. CEB stockholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus before making any decisions regarding the merger.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about Gartner or CEB. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information” on page 133.

Terms of the Merger

The merger agreement provides for the merger of Merger Sub with and into CEB. CEB will be the surviving corporation in the merger and will become a wholly owned subsidiary of Gartner. Each share of CEB common stock issued and outstanding immediately prior to the consummation of the merger, except for any shares of CEB common stock held by CEB, Gartner or Merger Sub and shares held by holders who properly exercise dissenters’ rights, will be converted into the right to receive, less any applicable withholding taxes, (x) 0.2284 of a fully paid and nonassessable share of Gartner common stock and (y) $54.00 in cash.

Gartner will not issue any fractional shares of Gartner common stock in the merger. Instead, a CEB stockholder who otherwise would have received a fraction of a share of Gartner common stock will receive an amount in cash equal to such fractional amount multiplied by the average, rounded down to the nearest cent, of the closing sale prices of Gartner common stock on the NYSE for the ten (10) trading days immediately prior to the effective time of the merger.

Treatment of CEB Restricted Share Units and Performance Share Units in the Merger

Immediately prior to the effective time of the merger, each then-outstanding CEB RSU (i) that is vested, (ii) that will vest as a result of the consummation of the merger or (iii) that is held by any non-employee member of the CEB board will vest, to the extent such CEB RSU is not already vested, and be settled into shares of CEB common stock, with such shares entitled to receive cash and Gartner common shares on the same terms as shares of CEB common stock upon the effective time of the merger.

Immediately prior to the consummation effective time of the merger, each then-outstanding CEB PSU will vest and be settled into shares of CEB common stock assuming the achievement of performance goals at target performance, with such shares entitled to receive cash and Gartner common shares on the same terms as shares of CEB common stock in the merger.

Immediately prior to the effective time of the merger, each then-outstanding CEB RSU that is unvested and does not vest at the effective time of the merger will, at the effective time of the merger, be assumed by Gartner and converted into a restricted share unit payable in a number of shares of Gartner common stock, rounded up to the nearest whole share, equal to the product of (i) the applicable number of shares of CEB common stock subject to such award multiplied by (ii) the Stock Award Exchange Ratio, which we define below. Such converted CEB RSUs, which we refer to as Converted CEB RSUs, will have the same terms and conditions (including the terms and conditions relating to vesting and the achievement of any applicable performance goals) as were applicable under such CEB RSU immediately prior to the effective time of the merger, except that Converted CEB RSUs held by certain CEB employees (including Ms. Jones and Mr. Lindahl) will be adjusted prior to the merger such that, to the extent this would provide an employee with additional accelerated vesting as compared to any accelerated vesting provisions already applicable to such CEB RSUs, they accelerate and vest (i) as to 100% of the award, for Converted CEB RSUs that were granted to such employee prior to 2017, upon such employee’s voluntary resignation during the one-year period following the effective time of the merger and (ii) as to 25% of the award, for Converted CEB RSUs that were granted to such employee in 2017, upon such employee’s voluntary resignation more than 90 days following the consummation of the merger but prior to the one-year anniversary of the merger. Ms. Jones and Mr. Lindahl have existing additional accelerated vesting arrangements that are described in this proxy statement/prospectus. For purposes of Converted CEB RSUs, the “Stock Award Exchange Ratio” means the sum of (i) 0.2284 and a fraction resulting from dividing $54.00 by the closing price per share of Gartner common stock on the last trading day immediately prior to the closing of the merger.

Treatment of CEB Employee Stock Purchase Plan in the Merger

Following the execution of the merger agreement, no new participants will be admitted into the CEB Employee Stock Purchase Plan, which we refer to as the CEB ESPP, no current participants will be permitted to increase their contribution levels and no further purchase periods shall commence. As of a date no later than the last CEB payroll date before the closing date of the merger, all outstanding purchase rights under the CEB ESPP will be exercised to purchase CEB common stock in accordance with the terms of the CEB ESPP, which common stock will be entitled to be converted into the right to receive the merger consideration upon the effective time of the merger. The CEB ESPP will terminate prior to the effective time of the merger.

Consummation of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date specified by the parties, but no later than the second business day after all closing conditions have been satisfied or waived.

Unless the closing conditions do not continue to be satisfied or waived on such second business day, in which case the closing shall occur on the first business day thereafter on which such closing conditions have again been satisfied or waived. However, that if the fifteen business day period for marketing the debt that Gartner is incurring in order to finance the acquisition of CEB has not ended at the time of the satisfaction or waiver of all of the other closing conditions, the closing shall not occur until the earlier to occur of (i) a date during such marketing period specified by Gartner on three business days’ written notice to CEB (which date may be conditioned upon the simultaneous completion of the debt financing) and (ii) the second business day following the final day of the marketing period or, if the final day of the marketing period is within two business days prior to the end date, then on the end date after which either party may terminate the merger agreement (subject in each case to the satisfaction or waiver of all of the closing conditions set forth in the merger agreement). The merger will be consummated when the parties file a certificate of merger with the Delaware Secretary of State, unless the parties agree to a later time for the consummation of the merger and specify that time in the certificate of merger.

We currently expect to consummate the merger in the second quarter of 2017, subject to receipt of required stockholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the merger described below.

Conditions to Consummation of the Merger

The obligations of Gartner and CEB to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	the adoption of the merger agreement by CEB stockholders;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Gartner common stock issuable to CEB stockholders in the merger;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the termination or expiration of the waiting period under, or obtaining any requisite consent pursuant to, German competition laws;

•	no applicable law or judgment, no legal restraint or prohibition, and no binding order or determination by any governmental entity shall be in effect that prevents, makes illegal, or prohibits the consummation of the merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by CEB, Gartner or any of their respective subsidiaries of any portion of their respective businesses, properties or assets, (ii) CEB, Gartner or any of their respective subsidiaries being compelled as a result of the merger to dispose of or hold separate any portion of their respective businesses, properties or assets, (iii) any prohibition or limitation on the ability of Gartner to acquire or exercise full ownership rights of, any shares of the capital stock of CEB’s subsidiaries, including the right to vote or (iv) any prohibition or limitation on Gartner effectively controlling the business or operations of CEB and its subsidiaries, in each case subject to the parties’ obligations to sell, divest, license, or otherwise dispose of capital stock, assets, rights, products or businesses of CEB or its subsidiaries and to submit to any other restrictions on the activities of CEB or its subsidiaries if necessary to obtain antitrust approval of the transaction, except that Gartner is not required, and CEB is not permitted without the prior written consent of Gartner, to take any action or accept any such conditions that, individually or in the aggregate, would involve assets or a business of Gartner, CEB, or a combination thereof and would result in loss of revenues (as measured by revenues for the year ended December 31, 2016) in excess of $125 million;

•	the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part.

In addition, each of Gartner’s and CEB’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, with different representations and warranties subject to different standards, ranging from the material adverse effect standard provided in the merger agreement and summarized below to the less deferential standards of “all material respects” and “all respects”;

•	the other party having performed, in all material respects, all material obligations required to be performed by it under the merger agreement;

•	the absence of a continuing material adverse effect with respect to the other party since the date of the merger agreement.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be consummated.

Required Stockholder Vote

The CEB board approved the merger and directed that the merger be submitted to CEB stockholders for their consideration. CEB has agreed to hold a meeting of its stockholders as soon as is reasonably practicable for the purpose of CEB stockholders voting on the adoption of the merger agreement. The merger agreement requires CEB to submit the merger agreement to a stockholder vote even if the CEB board no longer recommends adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms.

Alternate Transaction Solicitation Period

During the period beginning on the date of the merger agreement and continuing through February 9, 2017, which we refer to as the transaction solicitation period, CEB may, directly or indirectly, (i) solicit or otherwise facilitate (whether publicly or otherwise) any alternate proposal for the acquisition of 20% or more of the equity or business or assets of CEB, and (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that may be expected to lead to, such a takeover proposal. During this transaction solicitation period, CEB may provide non-public information about CEB to prospective acquirers, but CEB will not provide non-public information about CEB to a prospective acquirer unless the prospective acquirer enters into a confidentiality agreement with CEB not less restrictive of the prospective acquirer than the existing confidentiality agreement between CEB and Gartner, except that the confidentiality agreement between CEB and such prospective acquirer need not prohibit the making of a non-public takeover proposal to the CEB board. If CEB provides to any prospective acquirer non-public information about CEB that CEB has not provided to Gartner, CEB will promptly provide that non-public information to Gartner, except to the extent providing Gartner with such information is prohibited by applicable laws. If during this transaction solicitation period, the CEB board is presented with or receives a bona fide takeover proposal from a prospective acquirer, then CEB must, within 48 hours of receipt, inform Gartner in writing of such takeover proposal, its material terms and the identity of the person making the takeover proposal.

No Solicitation of Alternative Proposals

After the transaction solicitation period, except as described in the next paragraph, CEB cannot (i) directly or indirectly solicit or facilitate any proposal for the acquisition of 20% or more of the stock or assets or business of CEB or any inquiry or proposal that may reasonably be expected to lead to such a takeover proposal or (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or providing to any person any non-public or confidential information with respect to, any acquisition proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal, and CEB must immediately cease all existing discussions or negotiations with any person conducted prior to the end of the transaction solicitation period with respect to any takeover proposal, or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such person.

The restrictions in the preceding paragraph do not restrict CEB from soliciting takeover proposals or negotiating with persons who, during the transaction solicitation period described in the preceding section, submit a written takeover proposal that the CEB board determines in good faith, not later than the last day of the transaction solicitation period, constitutes or is reasonably likely to lead to a takeover proposal that is superior from a financial point of view to its stockholders and that is reasonably likely to be completed, taking into account all terms of such proposal, and involves the acquisition of at least 50% of the stock, business or assets of CEB. This exception terminates on the thirty-fifth calendar day following the end of the transaction solicitation period, but if the process of delivering notice and negotiating with Gartner described in the section of this proxy statement/prospectus entitled “The Merger—The Merger Agreement—Change in Board Recommendation” beginning on page 88 relating to an adverse recommendation change in connection with a superior takeover proposal (as described in the preceding sentence) has commenced on or prior to such thirty-fifth calendar day, such person shall continue to be exempt from the restrictions described in the preceding paragraph. Such third party’s exemption from the restrictions of the preceding paragraph would continue until the fifth calendar day following the day, if applicable, on which Gartner has most recently delivered a revised proposal or offer with respect to which such third party has not, within such 5-day period, delivered a new or amended written takeover proposal that the CEB board determines in good faith constitutes a superior takeover proposal. Furthermore, the CEB board will be permitted, prior to the receipt of the requisite stockholder approval, to furnish information with respect to CEB to a person making a bona fide written takeover proposal and participate in discussions and negotiations with respect to such takeover proposal received by CEB if the CEB board determines in good faith that such proposal constitutes or is reasonably likely to lead to a superior takeover proposal, and if such proposal was made after the date of the merger agreement and before the date of the special meeting of the CEB stockholders and was not solicited after the transaction solicitation period. However, CEB will not provide non-public information about CEB to the person making the bona fide written takeover proposal unless the prospective acquirer enters into a confidentiality agreement with CEB not less restrictive of the prospective acquirer than the existing confidentiality agreement between CEB and Gartner, except that the confidentiality agreement between CEB and such prospective acquirer need not prohibit the making of a non-public takeover proposal to the CEB board. The merger agreement generally requires that following the transaction solicitation period, CEB notify Gartner within 48 hours of receipt if any takeover proposals are made to CEB and include in such notice the material terms of the proposal and the identity of the person making such proposal.

Change in Board Recommendation

Except as described in the next paragraph, CEB has agreed that neither its board of directors nor any committee of its board of directors will (i) withdraw (or modify in any manner adverse to Gartner), or propose publicly to withdraw (or modify in any manner adverse to Gartner), the approval, recommendation or declaration of advisability by the CEB board or any committee thereof with respect to the merger agreement or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any other takeover proposal. In addition, except as described in the next paragraph, neither the CEB board nor any committee thereof will recommend any alternative takeover proposal or allow CEB to enter into an acquisition agreement related to a takeover proposal.

The CEB board may nonetheless withdraw or modify its recommendation or recommend an alternative takeover proposal at any time prior to obtaining the requisite stockholder approval of the merger with Gartner in two situations: (1) the occurrence of any positive change, effect, development, circumstance, condition, event or occurrence that as of the date of the merger agreement was not known to the CEB board, or the consequences of which (based on facts known to the members of the CEB board as of the date of the merger agreement) were not reasonably known or understood as of the date of the merger agreement, and that does not relate to a takeover proposal or (2) if CEB has received a bona fide written takeover proposal that the CEB board has concluded in good faith (after consultation with CEB’s outside counsel and financial advisor) is a superior takeover proposal. In the second situation, rather than withdrawing or modifying its recommendation or recommending an alternative takeover proposal, the CEB board may authorize CEB to terminate the merger agreement with Gartner and to enter into an acquisition agreement with respect to such superior takeover proposal. In either situation, the CEB board must determine in good faith (after consultation with outside legal counsel and financial advisors) that a failure to withdraw or modify its recommendation or recommend an alternative takeover proposal, as applicable, would be inconsistent with its fiduciary duties to CEB’s stockholders, and CEB must inform Gartner of its proposed decision to change its recommendation and give Gartner three business days to respond to such proposed decision, including by proposing changes to the merger agreement. If the CEB board withdraws or modifies its recommendation, or recommends any alternative takeover proposal or acquisition agreement, CEB will nonetheless continue to be obligated to hold its stockholder meeting and submit the proposals described in this proxy statement/prospectus to its stockholders.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the receipt of the requisite stockholder approval, under the following circumstances:

•	by mutual written consent of Gartner and CEB;

•	by either Gartner or CEB:

•	if the merger is not consummated by July 5, 2017; provided that such date may be extended once, to no later than October 5, 2017, (i) by either party, (A) if certain regulatory approvals have not been obtained but the required approval by CEB stockholders has been obtained or (B) this proxy statement/prospectus has not become effective or (ii) by CEB, in its discretion, if the marketing period for Gartner’s debt financing of the acquisition of CEB has not been completed by July 5, 2017 and as of such date all of the CEB’s representations and warranties in the merger agreement are true and correct (subject to the applicable standards described above), CEB has performed in all material respects the obligations required to be performed by CEB at or prior to the closing date of the merger and CEB has not experienced a material adverse effect since the date of the merger agreement that is continuing as of July 5, 2017. This right to extend the July 5, 2017 end date or terminate the merger agreement is not available to either party if the failure of such party to perform any of its obligations under the merger agreement primarily caused or resulted in the failure of the merger to occur on or before July 5, 2017;

•	if the closing condition regarding absence of legal restraints on the merger is not satisfied and the specific legal restraint giving rise to such non-satisfaction has become final and non-appealable and the terminating party has complied with its obligations under the merger agreement to obtain requisite governmental approvals and remove legal restraints to the merger; or

•	if CEB’s stockholders do not approve the merger with Gartner at the duly convened CEB stockholders meeting (or, if the meeting has been adjourned, at the final adjournment thereof);

•	by CEB:

•	if Gartner or Merger Sub breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any of their respective representations or warranties in the merger agreement fails to be true and correct, which breach or failure would give rise to the failure of either of the corresponding conditions to CEB’s obligations to consummate the merger and is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice of the breach or failure is given by CEB to Gartner and (B) two business days prior to July 5, 2017 (or an extension of such end date, as described above); or

•	at any time prior to receiving the requisite CEB stockholder approval if (i) CEB has received a superior takeover proposal (as described above); and (ii) the CEB board has authorized CEB to enter into an acquisition agreement to consummate that superior takeover proposal and CEB pays concurrently to Gartner the applicable termination fee (as described in the next section).

•	by Gartner:

•	if CEB breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of CEB in the merger agreement fails to be true and correct, which breach or failure would give rise to the failure of either of the corresponding conditions to Gartner’s obligations to consummate the merger and is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice of the breach or failure is given by Gartner to CEB and (B) two business days prior to July 5, 2017 (or an extension of such end date, as described above); or

•	in the event that the CEB board has withdrawn (or modified in any manner adverse to Gartner), or proposed publicly to withdraw (or modify in any manner adverse to Gartner), the approval, recommendation or declaration of advisability by the CEB board or any committee thereof with respect to the merger agreement or approved, recommended or declared advisable, or proposed publicly to approve, recommend or declare advisable, any takeover proposal by a person other than Gartner; provided that Gartner shall no longer be entitled to terminate the merger agreement as described in this bullet if the requisite stockholder approval has been obtained at the CEB stockholders meeting.

Expenses and Termination Fees

Except as provided below, each party to the merger agreement is responsible for paying all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement.

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except for (i) continued compliance with CEB’s and Gartner’s confidentiality obligations under the confidentiality agreement between the parties and (ii) terms regarding the termination fees described in the paragraph below. In addition, the provisions of the merger agreement relating to nonsurvival of representations and warranties, certain rules for interpreting the merger agreement, the rights of third parties under the merger agreement, governing law, assignment, specific enforcement, waiver of jury trial, absence of recourse against lenders will continue in effect notwithstanding termination of the merger agreement. No termination of the merger agreement will relieve any party from any liability for any statement, act or failure to act by such party that is material and that such party intended to (a) be a misrepresentation or a breach of any covenant or agreement set forth in the merger agreement, or (b) any liability for such party’s failure to consummate the merger after the conditions precedent to such party’s obligations to effect the closing of the merger have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the closing, which conditions would be capable of being satisfied at the time of such failure to consummate the merger).

Upon a termination, CEB will become obligated to pay to Gartner a termination fee of $99,000,000 (which will, in any case, only be payable once) if:

•	Gartner terminates the merger agreement due to the CEB board making an adverse recommendation change;

•	either CEB or Gartner terminates the merger agreement due to the failure to obtain CEB stockholder approval of the merger at the duly convened stockholder meeting (unless such stockholder meeting has been adjourned, in which case at the final adjournment of such meeting) at any time after Gartner would have been permitted to terminate the merger agreement due to the CEB board making an adverse recommendation change.

•	Gartner terminates the merger agreement due to CEB’s breach of or failure to perform certain obligations relating to convening the special meeting of its stockholders and recommending in favor of the merger with Gartner if such breach shall have occurred or continued after a takeover proposal shall have been made to CEB or shall have been made directly to its stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a takeover proposal and, in each case, where such breach or failure (i) would give rise to a failure of the corresponding condition to Gartner’s obligations to consummate the closing and (ii) is not curable or timely cured (as described above) and;

•	(A) prior to the CEB stockholders meeting, a takeover proposal shall have been made to CEB and not withdrawn or shall have been made directly to the CEB stockholders generally and not withdrawn or shall otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a takeover proposal not subsequently withdrawn, (B) the merger agreement is terminated by either party (i) prior to the CEB stockholders meeting due to the failure of the merger to close prior to July 5, 2017 (or any permissible extension of such deadline) or (ii) because the requisite stockholder approval of the merger is not received at the duly convened CEB stockholders meeting (or at the final adjournment of the stockholders meeting if it has been adjourned) and (C) within 12 months of such termination, CEB enters into an acquisition agreement or a takeover proposal is consummated for the acquisition of 50% or more of the stock, business or assets of CEB;

•	(A) prior to the CEB stockholders meeting, a takeover proposal shall have been made to CEB which is withdrawn or shall have been made directly to CEB’s stockholders generally and is withdrawn or shall otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a takeover proposal which is subsequently withdrawn, (B) the merger agreement is terminated by either party (i) prior to the CEB stockholders meeting due to the failure of the merger to close prior to July 5, 2017 (or any permissible extension of such deadline) or (ii) because the requisite stockholder approval of the merger is not received at the duly convened CEB stockholders meeting (or at the final adjournment of the stockholders meeting if it has been adjourned) and such takeover proposal described in clause (A) was publicly withdrawn without qualification less than 15 calendar days prior to the date of the CEB stockholders meeting and (C) within 12 months of such termination of the merger agreement, CEB enters into an acquisition agreement with the person making the takeover proposal that was withdrawn (or any affiliate of such person) or any takeover proposal with the person making the takeover proposal that was withdrawn (or any affiliate of such person) is consummated, in each case, for the acquisition of 50% or more of the stock, business or assets of CEB; or

•	CEB terminates the merger agreement at any time prior to receiving the requisite stockholder approval of the merger if CEB has received a superior takeover proposal and the CEB board has authorized CEB to enter into an acquisition agreement to consummate such superior takeover proposal and the counterparty to the acquisition agreement is not a party that would entitle CEB to pay the lower termination fee described in the paragraph below.

CEB is obligated to pay Gartner a lower termination fee of $49,500,000 if CEB terminates the merger agreement at any time prior to receiving the requisite stockholder approval of the merger if CEB has received a superior takeover proposal and the CEB board has authorized CEB to enter into an acquisition agreement to consummate such superior takeover proposal and CEB and the counterparty to the acquisition agreement is a person that made its initial takeover proposal during the 35-day transaction solicitation period and, to the extent negotiations with Gartner extend beyond such 35-day period, has made any superior takeover proposals after such 35-day period within 5 days after each most recently delivered takeover proposal by Gartner.

Gartner is obligated to pay CEB a reverse termination fee of $125,000,000 if:

•	either Gartner or CEB terminates the merger agreement due to the merger not closing prior to July 5, 2017 (or an extension of such end date) as a result of the applicable waiting periods under US and

German antitrust laws not having expired prior to the applicable end date (or any consent related to German antitrust laws not having been obtained); or

•	either Gartner or CEB terminates the merger agreement due to a legal restraint on the merger imposed in connection with U.S. or German antitrust approvals becoming final and non-appealable.

Conduct of Business

Under the merger agreement, each of CEB and Gartner has agreed to restrict the conduct of its respective business between the date of the merger agreement and the effective time of the merger.

In general, CEB has agreed to (1) conduct its business in the ordinary course consistent with past practice in all material respects and (2) use reasonable best efforts to preserve intact its business organization and business relationships and keep available the services of its current officers and employees.

In addition, between the date of the merger agreement and the effective time of the merger, CEB has agreed to various specific restrictions relating to the conduct of its business, including with respect to the actions below (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to Gartner as provided in the merger agreement):

•	declaring or paying dividends or other distributions, except that CEB may continue to pay the quarterly cash dividend at the current dividend rate, so long as the record date for the quarter’s dividend precedes the closing of the merger;

•	splitting, combining, subdividing or reclassifying any of its capital stock or issuing any other securities in respect of or in substitution for shares of its capital stock;

•	repurchasing, redeeming or otherwise acquiring its own capital stock or any securities convertible into or rights to acquire its own capital stock;

•	issuing or selling or subjecting to any lien shares of capital stock, voting securities or other equity interests;

•	amending its charter or bylaws or equivalent organizational documents of its subsidiaries;

•	granting any current or former director, officer or employee any increase in or new form of compensation or benefits, promoting any employee, filling any open employee position or changing any employee job description outside the ordinary course of business, granting any person any severance, retention, change in control or termination compensation or benefits, terminating the employment of any employee who is eligible for severance other than for cause, or creating a condition that would permit such an employee to resign with “good reason,” or entering into or adopting any material benefit plan or amend in any material respect any material benefit plan or any award issued thereunder;

•	making any material change in financial accounting methods, except as required by a change in GAAP;

•	acquiring any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice);

•	selling, leasing (as lessor), licensing mortgaging, encumbering or otherwise disposing of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) that, individually or in the aggregate, have a fair market value greater than $5,000,000;

•	incurring indebtedness except for (i) indebtedness in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate, (ii) indebtedness in replacement of existing indebtedness subject to certain conditions, (iii) guarantees of indebtedness of wholly owned subsidiaries or (iv) borrowing under CEB’s existing revolving credit facility for working capital purposes in the ordinary course of business consistent with past practices in an amount not to exceed $10,000,000 in the aggregate;

•	making capital expenditures in excess of $12,000,000 in the aggregate for the period January 1, 2017 through March 31, 2017, or in excess of $18,500,000 in the aggregate for the period January 1, 2017 through June 30, 2017;

•	entering into or amending any material contract to the extent consummation of the merger or compliance by CEB with the provisions of the merger agreement would reasonably be expected to conflict with, or result in a violation of or default under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in any material alteration of, any provision of such contract or amendment;

•	entering into any collective bargaining or other labor union contract;

•	waiving, releasing, assigning or settling any claim, action or proceeding, other than the payment of monetary damages (a) equal to or lesser than the amounts reserved with respect thereto in CEB’s reports filed with the SEC after January 1, 2016 and prior to the date of the merger agreement or (b) that do not exceed $1,000,000 in the aggregate;

•	selling, leasing, abandoning, encumbering, conveying or licensing, subjecting to any lien or otherwise disposing of any material intellectual property rights or entering into agreements that impose material restrictions on itself or its subsidiaries with respect to intellectual property rights;

•	entering into, amending or modifying certain material contracts including joint venture and partnership agreements, agreements regarding the acquisition or disposition of assets for consideration in excess of $1,000,000, material hedge, collar, option, forward purchasing, swap, derivative, or similar contracts, and contracts containing “most favored nations” clause;

•	making or changing any material tax election, adopting or changing any material method of tax accounting, amending any material tax return, extending or waiving the limitation period for any material claim or assessment in respect of taxes, or settling any material tax liability or refund (unless such settlement (x) is equal to or lesser than the reserves established on the financial statements included in the CEB’s SEC filings from January 1, 2016 until the date of the merger agreement in respect of the claim or assessment that is the subject of such settlement or (y) does not exceed $1,000,000 in the aggregate for all such settlements);

•	entering into a new line of business outside its existing business;

•	taking any action or omitting to take any action that would or would be reasonably likely to prevent or materially delay the ability of any party to consummate the merger in accordance with the terms of the merger agreement;

•	failing to pay any maintenance and similar fees or failing to take other appropriate actions as necessary to prevent the abandonment, loss or impairment of any owned intellectual property that is material to the conduct of CEB’s business;

•	entering into any agreement to purchase or sell any interest in real property or entering into any lease, sublease, license or other occupancy agreement with respect to any real property;

•	entering into any contract related to any construction, tenant improvements or other facilities-related project, or making any modifications or change orders to or provide any approvals of any such contracts, in excess of $1,000,000 in the aggregate;

•	adopting a plan or agreement of complete or partial liquidation or dissolution;

•	entering into any statements of work or similar contracts related to CEB’s business transformation initiative; or

•	authorizing any of, committing, resolving or agreeing to take any of, or participating in any negotiations or discussions with any other person regarding any of, the foregoing actions.

In general, Gartner has agreed to use reasonable best efforts to conduct its business in all material respects in the ordinary course of business and to preserve intact its business organization and business relationships and keep available the services of its current officers and employees.

In addition, between the date of the merger agreement and the effective time of the merger, Gartner has agreed to various specific restrictions relating to the conduct of its business, including with respect to the actions below (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to CEB as provided in the merger agreement):

•	declaring or paying dividends or other distributions, other than regular quarterly cash dividends and dividends and distributions by a direct or indirect wholly owned subsidiary to its parent;

•	splitting, combining, subdividing or reclassifying any of its capital stock;

•	selling, transferring, leasing or licensing any of its properties or assets in an amount that exceeds $10,000,000, except (i) in the ordinary course of business, (ii) dispositions of inventory or other assets that are no longer used or useful in the conduct of the business of Gartner or any of its subsidiaries, or (iii) transfers among Gartner and its subsidiaries;

•	acquiring or agreeing to acquire any rights, assets, business, person or division thereof, if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under antitrust laws with respect to the merger;

•	(i) amending Gartner’s certificate of incorporation or by-laws or (ii) amending in any material respect the charter or organizational documents of any of Gartner’s subsidiaries, except, in each case, (x) as may be required by law or the rules and regulations of the SEC or the NYSE or (y) as would not affect the CEB stockholders whose shares are converted into Gartner common stock at the effective time of the merger in a manner different than holders of Gartner common stock prior to the effective time of the merger;

•	taking or omitting to take any action that would or would be reasonably likely to prevent or materially delay the ability of any party to consummate the merger in accordance with the terms of the merger agreement;

•	adopting a plan or agreement of complete or partial liquidation or dissolution; or

•	authorizing any of, or committing, resolving or agreeing to take any of the foregoing actions.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Gartner and CEB in the preparation of this proxy statement/prospectus;

•	holding the CEB stockholder meeting and soliciting the CEB stockholder approval of the merger;

•	confidentiality and access by Gartner to certain information about CEB during the period prior to the effective time of the merger;

•	the use of each party’s respective reasonable best efforts to take all actions reasonably appropriate to consummate the merger;

•	cooperation between Gartner and CEB to obtain all governmental approvals, consents and waiting period expirations required to consummate the merger, including with respect to antitrust approval;

•	participation by Gartner in the defense of any stockholder litigation against CEB relating to the merger, with Gartner having a right of consent with respect to the settlement of any such litigation;

•	obligations of Gartner and cooperation between Gartner and CEB with respect to the debt financing of the acquisition of CEB in the merger;

•	cooperation between Gartner and CEB in connection with public announcements; and

•	obligation of Gartner to cause the shares of Gartner common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date.

Indemnification and Insurance

The merger agreement provides that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the merger existing in favor of the current or former directors, officers or employees of CEB and its subsidiaries as provided in their respective corporate organizational documents and any indemnification or other similar agreements of CEB or any of its subsidiaries, in each case as in effect on the date of the merger agreement, shall continue in full force and effect in accordance with their terms following the effective time of the merger. From and after the effective time of the merger, CEB will to the fullest extent permitted by applicable law indemnify and hold harmless each current and former director or executive officer of CEB and its subsidiaries from claims, losses, costs and fees incurred in connection with any claim arising out of or pertaining to the fact that such director or officer is or was serving in such capacity. Each such director or officer will additionally be entitled to advancement of expenses incurred in connection with the defense of such a matter. Gartner will following the effective time of the merger guarantee CEB’s prompt payment of the obligations described in this paragraph.

For a period of six years from and after the effective time of the merger, CEB shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by CEB or its subsidiaries or provide substitute polices for CEB and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by CEB in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by CEB with respect to claims arising from facts or events that occurred on or before the effective time of the merger, except that in no event shall CEB be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by CEB for such insurance for the year ending December 31, 2015.

Employee Benefits Matters

The merger agreement provides that, during the period from the merger through January 1 of the year following the year in which the closing of the merger occurs, Gartner will provide CEB employees who remain employed by Gartner with base compensation and incentive opportunities (including, for this purpose, the calendar 2017 bonus opportunities) that are no less favorable than the base compensation and incentive opportunities provided to such employees of CEB immediately prior to the effective time of the merger and benefits that are substantially as favorable in the aggregate as either the benefits provided to such employees immediately prior to the effective time or to the benefits provided to similarly situated employees of Gartner.

The merger agreement also provides that, with respect to CEB employees who continue to be employed by Gartner following consummation of the merger, Gartner will:

•	for purposes of determining eligibility, level of benefits (other than benefit accruals and early retirement subsidies under a defined benefit pension plan) and vesting under Gartner employee benefit plans in which such employees become eligible to participate, Gartner will treat service recognized by CEB prior to consummation of the merger as service with Gartner, except that (1) the date of initial participation of such employees in Gartner benefit plans will be no earlier than the date of consummation of the merger and (2) Gartner need not recognize such service if (A) such Gartner benefit plan does not recognize service with Gartner or any of its subsidiaries of similarly situated employees of Gartner or any of its subsidiaries or (B) such recognition would result in any duplication of benefits;

•	waive all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements under Gartner welfare plans in which such employees become eligible to participate, to the extent that such conditions and exclusions were satisfied or did not apply to such employees under the analogous CEB welfare plan prior to consummation of the merger;

•

provide each such employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to consummation of the merger and during the portion of the plan year of the applicable CEB welfare plan ending upon consummation of the merger in satisfying any analogous deductible or out-of-pocket maximum under any Gartner welfare plan in which such employee becomes eligible to participate;

•	assume and honor all employment, change in control and severance agreements between CEB and any CEB employee who remains employed by Gartner following the consummation of the merger, including with respect to any payments, benefits or rights arising as a result of the merger pursuant to the terms of the applicable agreements;

•	assume, honor and continue, or will cause to be assumed, honored and continued, for the benefit of all employees of CEB who will be employed by Gartner following the closing of the merger, (i) CEB’s severance program for U.S. staff for a period of not less than 12 months following the effective time of the merger and (ii) CEB’s paid time off policy through the later to occur of (x) the end of the calendar year in which the effective time occurs or (y) December 31, 2017; and

•	continue, or shall cause to be continued, CEB’s deferred compensation plan until such time as account balances of current participants are distributed in accordance with deferral elections in effect as of the date of the merger agreement, unless there is a change of control of Gartner.

Financing

In connection with the merger, Gartner entered into a debt commitment letter to obtain committed debt financing. Under the debt commitment letter, the commitment parties, subject to the satisfaction or waiver of certain conditions as further specified in the debt commitment letter, have committed to provide debt financing, for the purposes of funding (i) a portion of the cash consideration payable in connection with the merger, (ii) the repayment of certain existing indebtedness of CEB and its subsidiaries and (iii) related fees and expenses. For more additional information with respect to this debt financing, see the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page 100.

Representations and Warranties

Gartner and CEB have each made representations and warranties to the other, many of which will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event only if that fact, circumstance or event, individually or when taken together with all other facts, circumstances, effects, changes, events and developments, has had or would reasonably be expected to have a material adverse effect on the company making the representation or would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by such party of the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, the parties (subject to certain exceptions) will disregard any effects resulting from or arising out of (i) changes or conditions generally affecting the industries in which such party operates, except to the extent such effect has a materially disproportionate effect on such party relative to others in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, except to the extent such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operate, (iii) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (iv) the execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party with employees, labor unions, customers or partners, (v) any change, in and of itself, in the market price or trading volume of such party’s securities, (vi) any change in applicable law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on such party relative to others in the industries in which such person operates, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, except to the extent such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates, (viii) any natural disaster, except to the extent such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates or (ix) any pending, initiated or threatened stockholder litigation against CEB or any of its directors or officers relating to the merger agreement or the transactions contemplated thereby of which CEB has received notice.

CEB’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power and charter documents;

•	ownership of subsidiaries;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	consents and approvals relating to the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus;

•	absence of any fact, change or event that would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on CEB and the absence of certain other events and changes;

•	tax matters;

•	benefits matters and ERISA compliance;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property;

•	labor matters;

•	broker’s fees payable in connection with the merger;

•	receipt of fairness opinion from CEB’s financial advisor;

•	insurance policies;

•	affiliate transactions;

•	compliance with anti-corruption and anti-bribery laws; and

•	compliance with export control laws.

Gartner’s representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power and charter documents;

•	ownership of subsidiaries;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	consents and approvals relating to the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied in the registration statement and this proxy statement/prospectus;

•	absence of any fact, change or event that would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Gartner and the absence of certain other events and changes;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	broker’s fees payable in connection with the merger;

•	matters related to Gartner’s debt financing and the debt commitment letter;

•	absence of business activities of Merger Sub;

•	absence of “interested stockholder status” under Section 203 of the DGCL; and

•	tax matters.

Amendments, Extensions and Waivers

Amendment. The merger agreement may be amended by the parties at any time before the effective time of the merger and before or after the receipt of the approval of the CEB stockholders required to consummate the merger. However, after such stockholder approval, there may not be, without further approval of CEB stockholders, any amendment of the merger agreement for which applicable laws require further approval by CEB stockholders. Furthermore, certain provisions of the merger agreement may not be amended in a manner that adversely affects Gartner’s debt financing sources without the written consent of Gartner’s debt financing sources.

Extension; Waiver. At any time prior to the effective time of the merger, with certain exceptions, any party may (a) extend the time for performance of any obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement, (c) waive compliance by another party with any of the agreements or conditions contained in the merger agreement or (d) waive the satisfaction of any of the conditions to such party’s obligations in the merger agreement.

The Voting Agreement

Overview

In connection with the execution of the merger agreement, Thomas L. Monahan III, CEB’s Chief Executive Officer, Melody L. Jones, CEB’s Chief Administrative Officer, and Richard S. Lindahl, CEB’s Chief Financial Officer, and each of the members of the CEB board (which we refer to as the CEB management stockholders), have each entered into voting agreements, dated as of January 5, 2017, with Gartner. As of January 5, 2017, there were 199,821 shares, constituting approximately 1% of the outstanding common stock of CEB, subject to the voting agreements.

The CEB management stockholders have agreed in the voting agreements to vote all shares of CEB common stock beneficially owned by them:

•	in favor of the adoption of the merger agreement and any action required in furtherance thereof,

•	against approval of any proposal made in opposition to, in competition with, or that would result in a breach of the merger agreement or the merger or any other transactions contemplated by the merger agreement, and

•	against any of the following actions (excluding the merger with Gartner):

•	any other acquisition or business combination involving CEB or any of its subsidiaries;

•	any sale, lease or transfer of all or substantially all of the assets of CEB or any of its subsidiaries,

•	any reorganization, recapitalization, dissolution, liquidation or winding up of CEB or any of its subsidiaries,

•	any material change in the capitalization of the CEB or any of its subsidiaries, or the corporate structure of CEB or any of its subsidiaries,

•	any proposal to acquire 20% or more of CEB’s capital stock or assets; or

•	any other action that is intended to, or would reasonably be expected to, materially impede, interfere with, delay, postpone or discourage the merger with Gartner or any other transactions contemplated by the merger agreement with Gartner.

In addition, if a meeting of the CEB stockholders is held, each CEB management stockholder shall appear at such meeting or otherwise cause their CEB shares to be counted as present thereat for purposes of establishing a quorum. The voting agreements also require the CEB management stockholders to waive their appraisal rights under the Delaware General Corporation Law or any other statutory rights with respect to the merger. The voting agreements do not limit or restrict the CEB management stockholders from acting in their capacity or fulfilling the obligations of their positions as officers or directors, as applicable, including (i) by exercising their fiduciary duties consistent with the terms of the merger agreement and by voting, in his or her capacity as a director or officer of CEB, in their sole discretion on any matter (it being understood that the voting agreement shall apply to the CEB management stockholders solely in their capacity as a stockholder of CEB), or (ii) disclosing information acquired solely in his or her capacity as an officer or director of CEB.

Each voting agreement includes an irrevocable proxy in favor of Gartner, acting through any of its Chief Executive Officer, Chief Financial Officer or General Counsel, as the sole and exclusive attorneys and proxies of the undersigned to vote and exercise all voting and related rights with respect to all of the shares of capital stock of CEB that now are or hereafter may be beneficially owned by the CEB management stockholder, and any and all other shares or equity securities of CEB issued or issuable in respect thereof on or after the date of the voting agreement.

Termination

Pursuant to its terms, the voting agreement will terminate upon the earliest of:

•	termination of the merger agreement in accordance with its terms;

•	the date and time at which the merger has become effective in accordance with the terms of the merger agreement; and

•	the making of any change, amendment or modification by any party to, or waiver by CEB of, any provision of the merger agreement that reduces or changes the form of consideration payable pursuant to the merger agreement.

Financing of the Merger and Indebtedness Following the Merger

Gartner currently intends to finance the merger consideration and the repayment and redemption of certain outstanding indebtedness of CEB and its subsidiaries and to pay related fees and expenses in connection with the merger, using a combination of cash on hand, proceeds from new term loans, proceeds from the issuance of debt securities (or, in the alternative, proceeds from a high yield bridge credit facility), borrowings under a 364-day bridge credit facility and, subject to certain conditions, proceeds from a draw of its existing revolving credit facility, as further described below. The discussions of the financing transactions do not purport to be complete and are qualified in their entirety by reference to the definitive documentation to be entered into for each credit facility and the debt securities. The amounts incurred under the different debt facilities and the amount of debt securities issued may change based on market conditions and the results of the syndication and offering process.

In connection with the merger agreement, on January 5, 2017, Gartner entered into a commitment letter with JPMorgan and Goldman Sachs to obtain committed debt financing. On January 20, 2017, Bank of America, N.A., Citizens Bank, N.A., PNC Bank, National Association, PNC Capital Markets LLC, SunTrust Bank, TD Bank, N.A., The Toronto-Dominion Bank, New York Branch, U.S. Bank National Association, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which we refer to, together with JPMorgan and Goldman Sachs, as the commitment parties, executed joinder agreements to the obligations set forth in the debt commitment letter. Pursuant to the debt commitment letter, the commitment parties agreed to provide a seven-year senior secured term loan B facility in an aggregate amount of up to $1,375.0 million, which we refer to as the Term Loan B Facility (which may take the form of an incremental facility to the Credit Agreement, dated June 17, 2016, as amended, which we refer to as the Existing Credit Agreement), a senior unsecured high yield bridge facility in an aggregate principal amount of up to $600.0 million which we refer to as the HY Bridge Facility and a 364-day senior unsecured bridge facility in an aggregate principal amount of up to $300.0 million which we refer to as the 364-day Bridge Facility. Gartner currently expects to incur an incremental term loan A of up to $400.0 million under the Existing Credit Agreement in lieu of a portion of the Term Loan B Facility, which would reduce the Term Loan B Facility to $975.0 million. We collectively refer to the HY Bridge Facility, the Term Loan B Facility and the 364-day Bridge Facility as the Facilities. The HY Bridge Facility and 364-day Bridge Facility may be subject to certain commitment reductions described therein.

The debt commitment letter also contemplates certain amendments, which we refer to as the Specified Amendment, to the Existing Credit Agreement. On January 20, 2017, Gartner amended the Existing Credit Agreement to effect the Specified Amendment, including to, among other things, (a) permit the consummation of the merger, (b) permit the incurrence of indebtedness contemplated by the debt commitment letter, (c) effect certain changes to the negative covenants, definitions and certain other terms as set out in the debt commitment letter and (d) provide for the incurrence of the Term Loan B loan as an incremental tranche thereunder.

The material provisions of the Facilities and the Specified Amendment are set forth in term sheets attached as exhibits to the debt commitment letter, a copy of which is filed as an exhibit to the Current Report on Form 8-K filed by Gartner on January 5, 2017. The amended credit agreement is filed as an exhibit to the Current Report on Form 8-K filed by Gartner on January 24, 2017.

For a discussion of the combined company’s indebtedness on a pro forma basis giving effect to the merger financing and the refinancing of existing indebtedness, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 104.

Amendment of the Existing Credit Facility

On January 20, 2017, Gartner entered into an amendment to the Existing Credit Agreement, reflecting the Specified Amendment. The amendment permits the incurrence of the Facilities contemplated by the debt commitment letter in connection with the merger. In addition, the amendment effected certain changes to the negative covenants in the Existing Credit Agreement, including an increase to the maximum total leverage and secured leverage permitted thereunder through the end of the sixth full fiscal quarter following the closing of the merger. The amendment also includes a number of other changes to certain other terms to permit Gartner to consummate the merger and facilitate the operations of the combined company. The amendment increased the letter of credit sub-limit to $75.0 million (subject to certain qualifications), revised the applicable margins and increased dollar-based baskets and thresholds. The amendment also provides the ability to incur the Term Loan B loans as an incremental tranche under the existing credit facility. Finally, the amendment provides that (subject to certain qualifications) the extension of credit under the revolving credit facility necessary to consummate the merger will be subject only to the limited conditions set forth in the debt commitment letter.

Term Loan B Facility

In connection with the merger, Gartner expects to enter into the Term Loan B Facility to finance in part the merger, the repayment of indebtedness in connection with the merger and the fees, expenses and costs incurred in connection with the merger. The Term Loan B Facility will be secured by a perfected first priority security interest in substantially all of Gartner’s and CEB’s tangible and intangible assets and will rank pari passu with the loans outstanding under the existing senior secured credit facilities under the Existing Credit Agreement. Although the committed amount of the Term B Loan Facility is $1,375.0 million, Gartner currently expects to incur an incremental term loan A of up to $400.0 million under the Existing Credit Agreement in lieu of a portion of the Term Loan B Facility, which would reduce the Term Loan B Facility to $975.0 million.

If the Term Loan B Facility is drawn concurrently with the consummation of the merger, the full amount of the Term Loan B Facility will be drawn in a single drawing on such date. The loans will have a maturity of seven years, subject to amortization at a rate of 1.00% per annum. Borrowings under the Term Loan B Facility will bear interest at a rate per annum equal to, at the option of Gartner, (1) adjusted LIBOR plus 275.0 basis points or (2) an alternate base rate plus 175.0 basis points.

The Term Loan B Facility also includes mandatory prepayment requirements related to asset sales, debt incurrence (other than permitted debt) and excess cash flow, subject to certain limitations described therein.

Any voluntary prepayments of Term Loan B loans made in the first six months following the date on which the merger closes in the event of a repricing transaction will be subject to a 1.00% prepayment premium.

The availability of funds under the Term Loan B Facility on the closing date is subject only to certain customary limited conditionality provisions as set out in the debt commitment letter. The Term Loan B Facility is subject to reduction at Gartner’s discretion if more than $600.0 million in senior debt is issued.

The Term Loan B Facility will contain representations and warranties, affirmative and negative covenants, and events of default that are substantially the same as in the Existing Credit Agreement.

Senior Debt

Gartner expects to issue $600 million in senior unsecured debt in lieu of the HY Bridge Facility described below prior to or concurrently with the consummation of the merger. The terms of the debt securities are not committed and will depend on market conditions at the time of issuance. In addition, Gartner may choose to issue more than $600 million in debt securities, and reduce other sources of financing. The proceeds from the issuance of debt securities will be used to finance in part the merger, the repayment of indebtedness in connection with the merger and the fees, expenses and costs incurred in connection with the merger.

HY Bridge Facility

If Gartner does not issue debt securities in lieu of the HY Bridge Facility, Gartner further intends to enter into a senior unsecured high yield bridge loan facility in an aggregate principal amount of up to $600.0 million. As with debt securities, the proceeds will be used to finance in part the merger, the repayment of indebtedness in connection with the merger and the fees, expenses and costs incurred in connection with the merger. The HY Bridge Facility will mature on the first anniversary following the closing date of the merger, at which time it will be replaced by exchange notes or automatically converted into extended term loans if such HY Bridge Facility loans have not been repaid in full and no bankruptcy event of default with respect to Gartner then exists. The exchange notes and extended term loans each mature on the eighth anniversary of the date on which the merger closes.

Borrowings under the HY Bridge Facility will bear interest at a rate per annum, at the option of Gartner, equal to (1) adjusted LIBOR plus 4.50% or (2) an alternate base rate plus 3.50%, with the margins on both increasing by 0.50% every 90 days following the closing date up to a specified maximum amount.

The principal amount of the HY Bridge Facility will be reduced by the first $600.0 million in aggregate principal amount of senior debt that is funded into escrow or held by Gartner on or prior to the closing date (if any) and will be further reduced by, and Gartner must prepay the loans, 100% of the net cash proceeds received from any incurrence of debt or issuance of equity, subject to certain exceptions, in any case up to $600.0 million commitment.

The HY Bridge Facility will be subject to affirmative and negative covenants customary for high yield bridge loan financings and will not contain any financial maintenance covenants.

The HY Bridge Facility will also contain certain events of default usual for high yield bridge loan financings.

364-day Bridge Facility

Gartner also intends to enter into a senior unsecured 364-day bridge loan facility under which lenders will make senior increasing rate loans to Gartner on the closing date in an aggregate principal amount of up to $300.0 million, less certain reductions described below. The proceeds will be used to finance in part the merger, the repayment of indebtedness in connection with the merger and the fees, expenses and costs incurred in connection with the merger. The 364-day Bridge Facility will mature on the 364th day after the date on which the merger closes.

Borrowings under the 364-day Bridge Facility will bear interest at a rate per annum equal to, at the option of Gartner, (1) adjusted LIBOR plus 275.0 basis points or (2) an alternate base rate plus 175.0 basis points, with the margins on both increasing by 25.0 basis points 180 days after the closing date and an additional 25.0 basis points each 90 days thereafter.

The 364-day Bridge Facility must be repaid, or, if prior to its funding, the aggregate commitments of the 364-day Bridge Facility lenders to provide the loans under the 364-day Bridge Facility must be reduced dollar-for-dollar, by an aggregate amount, subject to certain exceptions, by:

•	100% of any net cash proceeds received by Gartner as a distribution or dividend from any of its foreign subsidiaries, less the amount of taxes payable or reasonably estimated by Gartner to be payable as a result of such repatriation; and

•	100% of the net cash proceeds received by Gartner from any debt incurrence (excluding the issuance of the high-yield senior debt described above) or equity issuance after the closing date, in each case subject to certain limitations, provided that no such amounts will be applied to the 364-day Bridge Facility until the HY Bridge Facility has been repaid or the commitments thereunder have been reduced in full.

The availability of funds under the 364-day Bridge Facility on the Closing Date is subject only to certain customary limited conditionality provisions and conditions precedent as set out in the debt commitment letter.

The 364-day Bridge Facility is subject to reduction at Gartner’s discretion if more than $600.0 million in senior debt is issued.

The 364-day Bridge Facility will contain representations and warranties, affirmative and negative covenants and events of default that are substantially the same as in the Existing Credit Agreement.

Legal Proceedings Regarding the Merger

Since the public announcement of the merger on January 5, 2017, a purported class action lawsuit has been filed on behalf of CEB shareholders in the United States District Court for the Eastern District of Virginia. On March 3, 2017, the lawsuit was voluntarily dismissed and re-filed by the same plaintiff on behalf of the same purported class in the United States District Court for the District of Delaware. It is possible that additional related lawsuits could be filed.

The lawsuit generally alleges, among other things, that the merger is for inadequate consideration to CEB shareholders, that the merger agreement unreasonably precludes alternative offers, and that the Form S-4 Registration Statement filed on February 6, 2017 omitted material information, purportedly rendering it false and misleading. The lawsuit includes claims that: (a) the individual members of CEB’s board of directors and CEB violated Section 14(a) of the 1934 Securities Exchange Act and Rule 14a-9 promulgated thereunder; and (b) that the individual members of CEB’s board of directors and Gartner violated Section 20(a) of the Securities Exchange Act as purported control persons of CEB.

The plaintiff generally seeks, among other things, declaratory and injunctive relief prohibiting completion of the merger, rescission of the merger if it is completed or the awarding of rescissory damages, attorney’s fees and costs, and other relief.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information has been prepared to illustrate the effect of the proposed business combination of Gartner and CEB, which was announced on January 5, 2017. Immediately prior to the consummation of the merger, each share of CEB common stock issued and outstanding at such time shall be converted into the right to receive, less applicable taxes, (a) $54.00 in cash and (b) 0.2284 of a share of Gartner common stock.

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC Topic 805”), which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Gartner has been treated as the acquirer in the merger for accounting purposes. Accordingly, Gartner’s cost to purchase CEB will be allocated to the assets acquired and the liabilities assumed based upon their respective fair values on the date the merger is consummated. The total purchase price will be paid with approximately $1.8 billion in cash and 7.4 million shares of Gartner common stock that will be issued in exchange for all outstanding shares of CEB common stock. The equity consideration is valued at $0.8 billion, assuming a Gartner share price of $104.20, which is based on the closing price of Gartner common stock on March 1, 2017. The transaction has a total enterprise value of approximately $3.4 billion, including Gartner’s refinancing of approximately $0.9 billion in CEB debt.

The following unaudited pro forma condensed consolidated balance sheet of Gartner as of December 31, 2016 and the unaudited pro forma condensed consolidated statement of operations of Gartner for the year ended December 31, 2016 are presented to illustrate the estimated effects of the proposed business combination of Gartner and CEB based on the historical financial position and results of operations of Gartner and CEB. The unaudited pro forma condensed consolidated financial statements have been prepared giving effect to the transaction as if it had been consummated as of January 1, 2016 for the unaudited pro forma condensed consolidated statement of operations, and as of December 31, 2016 for the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial information includes certain pro forma adjustments that are intended to provide information about the continuing impact of the merger on Gartner’s financial position and results of operations. The historical financial information is adjusted in the unaudited condensed consolidated pro forma financial statements to give effect to unaudited pro forma adjustments that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statement of operations, expected to have a continuing impact on the consolidated operating results. The pro forma adjustments set forth in the unaudited pro forma condensed consolidated financial information reflect the following:

•	estimated issuance of additional indebtedness to finance the transaction;

•	issuance of cash consideration by Gartner in the transaction;

•	exchange of each share of CEB common stock for 0.2284 of a share of Gartner common stock;

•	alignment of CEB’s accounting policies to Gartner’s accounting policies;

•	transaction costs in connection with the merger;

•	impact of purchase accounting; and

•	tax effect of pro forma adjustments at the U.S. federal income tax statutory rate.

The unaudited pro forma adjustments included herein are preliminarily based on currently available information, and may be revised as additional information becomes available and as additional analyses are performed. The pro forma financial statements do not reflect the expected benefits to be derived from synergies and cost reduction actions expected to be implemented in connection with the merger, or the impact of one-time non-recurring costs relating to the merger, including the costs to achieve expected synergies and cost savings. These revisions, if any, could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and Gartner’s future results of operations and financial position. Changes in the price of Gartner common stock may increase or decrease the total value of the merger consideration. Increases or decreases in the estimated fair value of the net assets acquired may change the amount of the purchase price allocated to goodwill resulting from the transaction and other acquired assets and liabilities. This may impact the unaudited condensed consolidated pro forma statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets.

These unaudited pro forma condensed consolidated financial statements reflect adjustments that, in the opinion of Gartner’s management, are necessary to present fairly the unaudited pro forma condensed consolidated results of operations and condensed consolidated financial position of Gartner as of and for the periods indicated. The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the financial condition or results of operations would have been had Gartner operated historically on a stand-alone basis or if the transaction had occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information should not be considered representative of future consolidated financial condition or consolidated results of operations. Assumptions underlying the pro forma adjustments are described in the accompanying notes and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited financial statements of Gartner and CEB incorporated by reference herein.

Gartner, Inc.

Unaudited Condensed Consolidated Pro Forma Balance Sheet

At December 31, 2016

(Dollars in thousands)

	Historical Gartner	Historical CEB	Reclassifications		Pro Forma Merger Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$474,233	$134,929	$—		$—		$609,162
Fees receivable	643,013	284,042	—		(45,469	) 4B	881,586
Deferred commissions	141,410	25,737	—		(25,737	) 4C	141,410
Prepaid expenses and other current assets	84,540	23,292	—		—		107,832

Total current assets	1,343,196	468,000	—		(71,206)		1,739,990

Deferred income taxes, net	—	3,693	(3,693	) 4A	—		—
Property, equipment and leasehold improvements, net	121,606	95,217	—		—		216,823
Goodwill	738,453	565,036	—		1,985,535	4D	3,289,024
Intangible assets, net	76,801	184,184	—		953,633	4E	1,214,618
Other assets	87,279	96,462	3,693	4A	(22,134	) 4F	165,300

Total Assets	$2,367,335	$1,412,592	$—		$2,845,828		$6,625,755

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$440,771	$90,626	$62,824	4A	$—		$594,221
Accrued incentive compensation	—	62,824	(62,824	) 4A	—		—
Deferred revenues	989,478	436,225	—		(226,352	) 4G	1,199,351
Current portion of long-term debt	30,000	7,872	—		21,878	4H, 4I	59,750

Total current liabilities	1,460,249	597,547	—		(204,474)		1,853,322

Deferred income taxes, net	—	13,401	(13,401	) 4A	—		—
Long-term debt	664,391	866,681	—		1,831,288	4H,4I	3,362,360
Other liabilities	181,817	109,893	13,401	4A	328,367	4J, 4K	633,478

Total Liabilities	2,306,457	1,587,522	—		1,955,181		5,849,160

Stockholders’ Equity (Deficit)
Common stock	78	457	—		(457	) 4L	78
Additional paid-in capital	863,127	505,918	—		181,115	4L	1,550,160
Accumulated other comprehensive loss, net	(49,683)	(139,594)	—		139,594	4L	(49,683)
Accumulated earnings	1,644,005	318,232	—		(385,267	) 4L	1,576,970
Treasury stock	(2,396,649)	(859,943)	—		955,662	4L	(2,300,930)

Total Stockholders’ Equity (Deficit)	60,878	(174,930)	—		890,647		776,595

Total Liabilities and Stockholders’ Equity (Deficit)	$2,367,335	$1,412,592	$—		$2,845,828		$6,625,755

See notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

Gartner, Inc.

Unaudited Condensed Consolidated Pro Forma Statement of Operations

For the Year Ended December 31, 2016

(Dollars in thousands, except for per share data)

	Historical Gartner	Historical CEB	Reclassifications		Pro Forma Merger Adjustments		Pro Forma
Total revenues	$2,444,540	$949,794	$—		$—		$3,394,334
Costs and expenses:
Cost of services and product development	945,648	344,348	—		—		1,289,996
Member relations and marketing	—	276,478	(276,478	) 5A	—		—
Selling, general and administrative	1,089,184	117,702	301,597	5A	—		1,508,483
Depreciation	37,172	33,678	—		—		70,850
Amortization of intangibles	24,797	68,498	—		159,741	5B	253,036
Business transformation costs	—	24,035	(24,035	) 5A	—		—
Acquisition and integration charges	42,598	7,694	—		(4,034	) 5C	46,258
Restructuring costs	—	1,084	(1,084	) 5A	—		—
Impairment loss	—	69,441	—		—		69,441

Total costs and expenses	2,139,399	942,958	—		155,707		3,238,064

Operating income	305,141	6,836	—		(155,707)		156,270
Debt modification costs	—	(1,656)	1,656	5A	—		—
Interest income	2,449	759	—		—		3,208
Interest expense	(27,565)	(29,681)	(1,656	) 5A	(96,682	) 5D	(155,584)
Other income, net	8,406	7,087	—		—		15,493

Income (loss) before income taxes	288,431	(16,655)	—		(252,389)		19,387
Provision for income taxes	94,849	18,003	—		(87,338	) 5E	25,514

Net income (loss)	$193,582	$(34,658)	$—		$(165,051)		$(6,127)

Net income (loss) per share:
Basic (in dollars per share)	$2.34						$(0.07)

Diluted (in dollars per share)	$2.31						$(0.07)

Weighted average shares outstanding:
Basic (in shares)	82,571				7,438	5F	90,009

Diluted (in shares)	83,820				7,438	5F	90,009

See notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

As part of preparing the unaudited pro forma condensed consolidated financial statements, Gartner conducted an initial review of the accounting policies of CEB to determine if differences in accounting policies require recasting or reclassification of results of operations or reclassification of assets or liabilities to conform to Gartner’s accounting policies and classifications. The reclassifications made in the preparation of the unaudited pro forma condensed consolidated financial statements are presented in Notes 4 and 5.

In March 2016, the FASB issued Accounting Standards Update (ASU) 2016-09, “Improvements to Employee Share-Based Payment Accounting” (“ASU No. 2016-09”). While the required effective date for the adoption of this amendment was January 1, 2017, Gartner elected to early adopt ASU No. 2016-09 in the third quarter of 2016, as permitted by the amendment. CEB adopted the standard on January 1, 2017 and as a result CEB’s consolidated statement of operations for the year ended December 31, 2016 does not include the excess tax benefit or deficiency resulting from stock-based compensation. In order to align the accounting policies, a pro forma adjustment was made to reflect CEB’s excess tax deficiency in the unaudited pro forma condensed consolidated financial statements as set forth in ASU 2016-09.

In order to align to Gartner’s policy to record the amount of the contract that is billable as a fee receivable at the time the contract is signed, CEB’s fees receivable were reduced by $45.5 million as of December 31, 2016 with a corresponding reduction of CEB’s deferred revenue balance.

Upon consummation of the merger, a more comprehensive review of the accounting policies of CEB will be performed, which may identify other differences among the accounting policies of Gartner and CEB that, when conformed, could have an impact on the unaudited pro forma condensed consolidated financial statements.

2. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of CEB:

(in thousands, except per share amounts)	Conversion Calculation	Estimated Fair Value
CEB outstanding stock at December 31, 2016	32,241,825
CEB unvested stock awards to vest prior to and related to the merger	322,401

Total CEB Shares	32,564,226

Exchange ratio	0.2284

Gartner common stock to be issued	7,437,669

Per share price of Gartner common stock as of March 1, 2017	$104.20

Estimated fair value of Gartner common stock to be issued		$775,005
Cash to be paid ($54.00 per share multiplied by 32,564,226 CEB shares)		1,758,468
Cash paid on behalf of CEB to terminate existing CEB credit facility and notes		902,216
Fair value of CEB replacement options attributable to the precombination period		7,747

Estimated purchase price consideration		$3,443,436

The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed consolidated financial statements does not purport to represent what the actual consideration transferred will be when the merger is consummated. In accordance with ASC Topic 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $104.20 closing price of Gartner common stock on March 1, 2017 that is assumed in these unaudited pro forma condensed consolidated financial statements, and that difference may be material. An increase or decrease by as much as 10% in the Gartner common stock price on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed consolidated financial statements is reasonably possible based upon the recent history of Gartner’s common stock price. A change in the estimated fair value of Gartner’s share price of 10% would increase or decrease the consideration paid by $77.5 million, with a corresponding increase or decrease in the goodwill recorded in connection with the merger.

3. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a summary of Gartner management’s preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Gartner in the merger, reconciled to the estimate of consideration expected to be transferred:

Pro Forma
As of December 31, 2016
(in thousands)
Book value of assets acquired as of December 31, 2016	$(174,930)
Add: CEB Senior Secured Credit Facility and Notes, net	874,553

Adjusted net book value of assets acquired as of December 31, 2016	$699,623

Fair value adjustments:
Increase identifiable intangible assets to fair value	$953,633
Reduce fees receivable	(45,469)
Eliminate deferred rent assets	(22,134)
Reduce deferred revenues, current	226,352
Reduce deferred revenues, non-current	1,041
Increase deferred tax liability	(403,008)
Eliminate lease incentive liabilities	35,522
Eliminate deferred rent liabilities	38,078
Eliminate deferred commissions	(25,737)
Goodwill	1,985,535

Total net assets acquired	$3,443,436

The preliminary valuation of assets acquired and liabilities assumed performed for the purposes of these unaudited pro forma condensed consolidated financial statements was primarily limited to the identification, valuation and adjustment of intangible assets, fees receivable, deferred rent assets, deferred revenues, deferred taxes, lease incentives, deferred rent liabilities and deferred commissions. Gartner believes this was an appropriate approach based on a review of similar market place acquisitions, which appeared to indicate that the most significant and material portion of the purchase price would be allocated to identifiable intangible assets. Gartner will continue to refine its identification and valuation of assets to be acquired and the liabilities to be assumed as further information becomes available.

4. Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet:

(A) The following reclassifications have been made in the presentation of the CEB historical consolidated financial statements to conform to Gartner’s presentation:

•	$3.7 million of net deferred income taxes reclassified to other assets

•	$62.8 million of accrued incentive compensation reclassified to accounts payable and accrued liabilities

•	$13.4 million of net deferred income taxes reclassified to other liabilities

(B) Fees Receivable—To reflect the reduction of $45.5 million to align CEB’s accounting policy with Gartner’s policy for unbilled fees receivable, as described in Note 1.

(C) Deferred commissions—To record the difference between the historical book value and preliminary estimated fair values of CEB deferred commissions. CEB deferred commissions were fully written down as part of the preliminary valuation of the assets acquired and liabilities assumed by Gartner, see Note 3. No corresponding adjustments have been recorded in the unaudited pro forma condensed consolidated statement of operations as the impact is not expected to be recurring.

(D) Goodwill—To eliminate CEB’s historical goodwill and record the preliminary estimate of goodwill for the acquisition of CEB.

Pro Forma
As of December 31, 2016
(in thousands)
Estimated transaction goodwill	$2,550,571
Eliminate CEB’s historical goodwill as of December 31, 2016	(565,036)

Total	$1,985,535

(E) Intangible assets—To record the difference between the historical amounts of CEB net intangible assets and preliminary fair values of CEB intangible assets acquired. These estimated fair values and useful lives are considered preliminary and are subject to change at the closing date of the transaction. Accordingly, the estimates related to deferred taxes are also subject to change. Changes in fair value or estimated useful lives of the acquired intangible assets may be material. Determination of the estimated remaining useful lives of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. The acquired finite-lived intangible assets are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method. Reflects adjustments to the following:

(in thousands, except years)	Estimated Average Useful Lives (years)	Estimated Fair Value December 31, 2016	Net Book Value December 31, 2016	Pro Forma Adjustment (BS)
Trade names	5	$76,949	$—	$76,949
Technology	4	179,769	15,855	163,914
Customer relationships	6	754,757	123,570	631,187
Other intangibles	3	126,342	44,759	81,583

Total		$1,137,817	$184,184	$953,633

(F) Other assets—To record adjustments to write-off assets determined to have no fair value in purchase accounting. CEB deferred rent assets were fully written down as part of the preliminary valuation of the assets and liabilities assumed by Gartner, see Note 3.

(G) Deferred revenues—To record the difference between the historical book value and preliminary estimated fair values of CEB deferred revenue. No corresponding adjustments have been recorded in the unaudited pro forma condensed consolidated statement of operations as the impact is not expected to be recurring, see Note 3.

The adjustment also includes a reduction of $45.5 million to align CEB’s accounting policy to Gartner’s accounting policy for unbilled fees receivable, as described in Note 1.

(H) Historical CEB debt—To eliminate $874.6 million of principal, net of debt issuance costs, related to CEB’s Senior Secured Credit Facility and Notes that will be extinguished at, or near, the merger date.

Pro Forma
As of December 31, 2016
(in thousands)
Elimination of the historical debt of CEB—current	$7,872
Elimination of the historical debt of CEB—long term	866,681

Historical CEB debt to be extinguished	$874,553

(I) New issuance of long-term debt—To reflect adjustments to total debt for anticipated borrowings to fund the merger. Additional debt used to finance the merger is expected to be as follows:

Pro Forma
As of December 31, 2016
(in thousands)
Revolver	$496,757
Incremental Term Loan A Facility	400,000
Term Loan B Facility	975,000
364-day Bridge Facility	300,000
Senior Debt Securities	600,000

Anticipated debt financing	$2,771,757
Less: Debt issuance costs	(44,038)

Anticipated debt financing, net	2,727,719

Current portion of new debt financing	29,750

Long-term portion of new debt financing	$2,697,969

For the purposes of the unaudited pro forma condensed consolidated financial information, it has been assumed that the 364-day bridge loan will be outstanding for all periods and the related pro forma interest has been reflected in the unaudited pro forma condensed consolidated statement of operations. Gartner has not made decisions as regards to the ultimate repayment or refinancing of the 364-day loan, but it has several options, to include long-term financing, use of operating cash or the repatriation of overseas cash assuming favorable tax legislation.

(J) Other liabilities—To record adjustments to write-off liabilities determined to have no fair value in purchase accounting. CEB deferred rent benefit and lease incentive liabilities were fully written down as part of the preliminary valuation of the assets and liabilities assumed by Gartner, see Note 3.

(K) Deferred tax liabilities—To record adjustments to deferred income taxes resulting from fair value adjustments for the identifiable intangible assets as well as liabilities assumed and other acquisition accounting adjustments. This estimate was determined based on the estimated excess book basis over the tax basis of the identifiable assets acquired and liabilities assumed at a 35.0% statutory federal income tax rate.

The merger may result in changes to Gartner’s tax rate used to determine its deferred income taxes due to changes in apportionment factors related to state income taxes among other reasons. Any changes in Gartner’s deferred taxes as a result of the merger will be reflected in income tax expense as of the closing date. An adjustment has not been reflected in the pro forma financial statements since the amount is not recurring and subject to changes based on operating or structural decisions made by management subsequent to the merger.

Pro Forma
As of December 31, 2016
(in thousands)
Adjustments to deferred tax liabilities:
Establish deferred tax liability for the increase in the book-tax basis difference of acquired intangible assets	$333,771
Decrease deferred tax liability related to the write-off of deferred commissions	(9,008)
Decrease deferred tax liability related to the write-off of deferred rent assets	(7,747)
Increase deferred tax liability related to the write-down of deferred revenues	63,674
Increase deferred tax liability related to the write-off of deferred rent liability	13,327
Increase deferred tax liability related to the write-off of lease incentives	12,433
Decrease deferred tax liability related to the elimination of CEB goodwill in purchase accounting	(3,442)

Pro forma adjustment to deferred tax liabilities	$403,008

(L) Equity—To eliminate CEB historical stockholders’ deficit and to record the issuance of treasury stock by Gartner of 7,437,669 shares at an estimated stock price of $104.20 per share.

Under purchase accounting, the fair value of replacement awards attributable to pre-merger services are included in the consideration transferred increasing the amount of excess goodwill by $7.7 million with a corresponding increase to additional paid in capital.

Acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs (excluding costs related to the additional financing and to the refinancing of existing CEB indebtedness) are estimated to be approximately $67.0 million, which are reflected within the unaudited pro forma condensed consolidated balance sheet as a reduction to accumulated earnings.

5. Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Operations:

(A) The following reclassifications have been made in the presentation of the CEB historical consolidated financial statements to conform to Gartner’s presentation:

•	$276.5 million of member relations and marketing expense reclassified to selling, general and administrative expense for the year ended December 31, 2016.

•	$24.0 million of business transformation costs reclassified to selling, general and administrative expense for the year ended December 31, 2016.

•	$1.1 million of restructuring costs reclassified to selling, general and administrative expense for the year ended December 31, 2016.

•	$1.7 million of debt modification costs reclassified to interest expense for the year ended December 31, 2016.

(B) Finite-lived intangible asset amortization—To eliminate historical amortization expense related to CEB’s existing finite-lived intangible assets and to reflect amortization of acquired intangible assets to be acquired as a result of the merger based on the preliminary estimated fair values and useful lives. The amounts allocated to intangibles, and the estimated useful lives, are preliminary estimates performed for the preparation of the pro forma financial information and are subject to the final valuations that will be completed after consummation of the transaction. These differences, if any, could have a material impact on the accompanying unaudited pro forma condensed consolidated statement of operations. For estimated intangible asset values and the estimated associated useful lives, see footnote (E) in Note 4.

Pro Forma
Year Ended December 31, 2016
(in thousands)
Eliminate CEB historical amortization	$(68,498)
Pro forma amortization	228,239

Pro forma amortization adjustment	$159,741

(C) Acquisition and integration charges—To eliminate costs related directly to the transaction of approximately $4.0 million, including estimated investment banking, legal and accounting fees, and other external costs directly related to the merger. These costs have been recorded in the historical statements of operations and are eliminated for the pro forma statement of operations as they are non-recurring.

(D) Interest expense—To eliminate historical interest expense related to the CEB term loan that will be extinguished at, or near, the date of the merger and to reflect the new interest expense and amortization of deferred financing fees associated with the anticipated debt financing to partially finance the acquisition.

Pro Forma
Year Ended December 31, 2016
(in thousands)
Eliminate CEB historical interest expense	$(29,681)
Pro forma interest expense and amortization of deferred financing fees adjustment	126,363

Pro forma interest expense adjustment	$96,682

A sensitivity analysis on incremental interest expense related to the debt assumed for purposes of financing the transaction for the year ended December 31, 2016 has been performed to assess the effects that a change of 0.125% of the hypothetical assumed interest rate would have on the debt financing. The weighted average interest for the incremental debt assumed for purposes of financing the transaction is 4.07%.

The following table shows the impact to pro forma interest expense from a 0.125% increase or decrease in the assumed interest rate change:

Pro Forma
Year Ended December 31, 2016
(in thousands)
Change in incremental interest expense assuming
Increase of 0.125%	$4,340
Decrease of 0.125%	(750)

(E) Income tax expense—This represents the tax effect of adjustments to income before income taxes at the statutory U.S. federal income tax rate of 35.0%. However, the effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities. This adjustment also includes a $1.0 million adjustment for the accounting policy alignment to reflect as if CEB had early adopted ASU 2016-09 for the year ended December 31, 2016, see Note 1.

(F) The unaudited pro forma condensed consolidated basic and diluted income per share calculations are based on the combined basic and diluted weighted-average shares, after giving effect to the exchange ratio. The historical basic and diluted weighted average shares of CEB are assumed to be replaced by the shares expected to be issued by Gartner to affect the merger as follows:

Pro Forma
Year Ended December 31, 2016
(in thousands, except per share data)
Historical Gartner weighted average shares outstanding (basic)	82,571
Gartner shares issued as consideration	7,438

Pro forma weighted average shares outstanding (basic)	90,009

Pro forma net loss	$(6,127)
Pro forma weighted average shares outstanding (basic)	90,009

Pro forma net loss per share (basic & diluted)	$(0.07)

Diluted pro forma net loss per share is the same as basic pro forma net loss per share for the year ended December 31, 2016 because the effects of potentially dilutive items were anti-dilutive given the pro forma net loss. Approximately 1.2 million shares have been excluded from the calculation of diluted net loss per share attributable to common stockholders because they are anti-dilutive.

DESCRIPTION OF GARTNER CAPITAL STOCK

Gartner is authorized to issue 250,000,000 shares of common stock, par value $0.0005 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following is a summary description of the material terms of Gartner’s capital stock. Gartner’s amended and restated by-laws and Gartner’s restated certificate of incorporation, which are incorporated as exhibits herein by reference, provide further information about Gartner’s capital stock.

Common Stock

As of February 24, 2017, there were 82,976,571 shares of Gartner common stock outstanding and 73,257,844 shares of Gartner common stock held by Gartner in its treasury.

The holders of Gartner common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of Gartner common stock may cumulate votes in voting for directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of Gartner common stock are entitled to receive dividends, if any, in cash, property or in shares of Gartner capital stock, which the board of directors may from time to time declare in their discretion and out of funds legally available.

The Gartner common stock has no preemptive or conversion rights or other subscription rights. There are no redemption, liquidation rights or sinking fund provisions applicable to the Gartner common stock. All outstanding shares of Gartner common stock are fully paid and non-assessable, and the shares of Gartner common stock to be issued by Gartner in connection with the merger will be fully paid and non-assessable.

The rights, preferences and privileges of holders of Gartner common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Gartner may designate and issue in the future.

Preferred Stock

Gartner’s board of directors has the authority, without action by Gartner’s stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of Gartner without further action of its stockholders, including a tender offer or other transaction that some, or a majority, of its stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, there are no shares of preferred stock outstanding and Gartner has no plans to issue any preferred stock following the merger.

Anti-Takeover Effects of Provisions of Gartner’s Restated Certificate of Incorporation and Amended and Restated By-laws

Board of Directors

Gartner’s restated certificate of incorporation and amended and restated bylaws provide:

•	that there is no cumulative voting in the election of directors;

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office; and

•	That the board of directors can amend Gartner’s by-laws without stockholder approval.

These provisions could make it more difficult for a third party to acquire Gartner or discourage a third party from acquiring Gartner.

Stockholder Actions and Special Meetings

Gartner’s amended and restated by-laws also provide that special meetings of the stockholders may only be called by the board of directors.

Gartner’s amended and restated by-laws further provide that in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to Gartner. These provisions could delay stockholder actions which are favored by the holders of a majority of Gartner’s outstanding voting securities until the next stockholders meeting. These provisions may also discourage another person or entity from making a tender offer for Gartner common stock because such person or entity, even if it acquired a majority of Gartner’s outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Amendment

Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Gartner’s restated certificate of incorporation does not require a greater percentage, so the holders of a majority of the shares of Gartner’s capital stock issued and outstanding and entitled to vote may amend Gartner’s certificate of incorporation. Gartner’s amended and restated by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of Gartner’s capital stock issued and outstanding and entitled to vote. The stockholder vote with respect to charter amendments would be in addition to any separate class or series vote that might in the future be required.

Preferred Stock

The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Gartner.

These and other provisions may deter hostile takeovers or delay changes in control or management of Gartner.

Delaware Business Combination Statute

Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203 of the DGCL, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Gartner has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring Gartner to negotiate in advance with its board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Gartner’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Gartner’s stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for Gartner common stock is American Stock Transfer & Trust Company, LLC.

NYSE Listing

Gartner’s common stock is listed on the NYSE under the symbol “IT.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is consummated, CEB stockholders will become stockholders of Gartner. The rights of Gartner stockholders are governed by and subject to the certificate of incorporation and by-laws of Gartner, rather than the certificate of incorporation and bylaws of CEB. The following is a summary of the material differences between the rights of holders of Gartner common stock and the rights of holders of CEB common stock, but does not purport to be a complete description of those differences and is qualified in its entirety by reference to the relevant provisions of (i) the Delaware General Corporation Law, which we refer to as the DGCL, (ii) the Restated Certificate of Incorporation of Gartner, which we refer to as the Gartner charter, (iii) the Second Amended and Restated Certificate of Incorporation of CEB, as amended, which we refer to as the CEB charter, (iv) the By-Laws of Gartner, as amended, which we refer to as the Gartner by-laws, (v) the Third Amended and Restated Bylaws of CEB, which we refer to as the CEB bylaws and (vi) the Certificate of Retirement of the Class A Voting Common Stock and Class B Non-Voting Common Stock of CEB, as reported in CEB’s Current Report on Form 8-K filed with the SEC on March 3, 1999.

This section does not include a complete description of all differences among the rights of Gartner and CEB stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the DGCL, as well as the governing corporate instruments of each of Gartner and CEB, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

CEB	Gartner
AUTHORIZED CAPITAL STOCK

Authorized Shares. CEB is currently authorized to issue 105,000,000 shares of capital stock, consisting of (i) 5,000,000 shares of preferred stock, par value $0.01 per share, and (ii) 100,000,000 shares of common stock, par value $0.01 per share.	Authorized Shares. Gartner is currently authorized to issue 255,000,000 shares of capital stock, consisting of (i) 5,000,000 shares of preferred stock, par value $0.01 per share, and (ii) 250,000,000 shares of common stock, par value $0.0005 per share.

Common Stock. As of the record date, CEB had 32,055,939 shares of common stock issued and outstanding and 13,524,128 shares of common stock held in treasury.	Common Stock. As of the record date, Gartner had 82,976,571 shares of common stock issued and outstanding and 73,257,844 shares of common stock held in treasury.

Preferred Stock. The CEB charter authorizes the CEB Board to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series. The CEB charter also authorizes the CEB board to fix the voting powers, designations, preferences as relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be more favorable than the rights of holders of CEB common stock.

As of the record date, CEB had no preferred stock issued and outstanding.

Preferred Stock. The Gartner charter authorizes the board of directors of Gartner to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series. The Gartner charter also authorizes the board of directors to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be more favorable than the rights of holders of Gartner common stock.

As of the record date, Gartner had no preferred stock issued and outstanding.

CEB	Gartner
DIVIDENDS

Under the CEB charter, each holder of CEB common stock is entitled to receive dividends and other distributions in cash, stock or property of CEB when, as and if declared by the CEB board. CEB has historically paid a quarterly dividend on its common stock.	Under the Gartner by-laws, each holder of Gartner common stock is entitled to receive dividends and other distributions in cash, stock or property of Gartner, when as and if declared by the board of directors of Gartner. Gartner historically has not and does not currently pay a dividend on its common stock.

VOTING RIGHTS

Under the CEB charter, each holder of CEB common stock is entitled to one vote for each share of common stock they hold on all matters to be voted on by CEB’s stockholders. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of CEB or as required by law, all voting rights of CEB will be vested in the holders of CEB common stock.	Under the Gartner by-laws, each holder of Gartner common stock is entitled to one vote for each share of common stock they hold on all matters to be voted on by Gartner’s stockholders. Except as otherwise provided in the rights, powers or preferences in any class or series of preferred stock of Gartner or as required by law, all voting rights of Gartner will be vested in the holders of Gartner common stock.

AMENDMENTS TO THE CHARTER

Under the DGCL, a charter amendment requires a board resolution approving the amendment and approval by a majority of the outstanding stock entitled to vote thereon, unless the charter requires a greater proportion for approval or the DGCL or charter imposes a class or series vote. The CEB charter does not require a greater proportion for approval or impose a class vote with regard to any provisions of the charter.	Under the DGCL, a charter amendment requires a board resolution approving the amendment and approval by a majority of the outstanding stock entitled to vote thereon, unless the charter requires a greater proportion for approval or the DGCL or charter imposes a class or series vote. The Gartner charter does not require a greater proportion for approval or impose a class vote with regard to any provisions of the charter.

ANTI-TAKEOVER PROVISIONS IN ORGANIZATIONAL DOCUMENTS

The CEB charter does not require a supermajority vote of stockholders for any action of stockholders related to business combinations.	The Gartner charter does not require a supermajority vote of stockholders for any action of stockholders related to business combinations.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. CEB has opted out of Section 203.	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of the corporation’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions. Gartner has not opted out of Section 203 in the Gartner charter and is therefore governed by the terms of this provision of the DGCL.

AMENDMENTS TO THE BYLAWS

Under the CEB charter and bylaws, CEB stockholders’ right to adopt, amend or repeal the CEB bylaws requires the affirmative vote of a majority of the total voting power of all of the then-outstanding and entitled to vote. Under the CEB charter and bylaws, the CEB Board may	Under the Gartner by-laws, Gartner stockholders’ right to adopt, amend or repeal the Gartner by-laws requires, among other things, the affirmative vote of the holders of a majority of the Gartner stock then-outstanding and entitled to vote. Under the Gartner

CEB	Gartner
adopt, amend or repeal the CEB bylaws by a majority of the total number of directors.	charter and by-laws, the board of directors of Gartner may adopt, amend or repeal the Gartner by-laws by a majority of the directors constituting a quorum.

SPECIAL MEETINGS OF STOCKHOLDERS

Under the CEB charter and bylaws, special meetings of stockholders may be called at any time by the a majority of the CEB Board, by the chairperson of the CEB Board, or by any holder or holders of at least 40% of the outstanding shares of capital stock then entitled to vote on any matter for which the special meeting is call. The notice of a special meeting of stockholders shall state the purpose or purposes for which the meeting is called. Business transacted at any special meeting is limited to matters relating to the purpose or purposes stated in the notice of meeting.	Under the Gartner by-laws, special meetings of stockholders may be called at any time by the board of directors or the president. The notice of a special meeting of stockholders shall state the purpose or purposes for which the meeting is called. Business transacted at any special meeting is limited to matters relating to the purpose or purposes stated in the notice of meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Under the CEB bylaws, for nominations of directors and other proposals properly brought before a meeting of stockholders by a stockholder, timely written notice must be given. In general, for nominations of directors at annual meetings that are election meetings and for other proposals properly brought before an annual meeting by a stockholder to be considered timely, a stockholder’s notice must be received by the CEB secretary at CEB’s principal executive offices not less than the 45th day nor more than the 100th day prior to the one-year anniversary of the date of the preceding year’s annual meeting of stockholders.	Under the Gartner by-laws, for nominations of directors and other proposals properly brought before an annual meeting of stockholders by a stockholder, timely written notice must be given containing specified information. In general, for nominations of directors and for other proposals to be considered timely, notice must be received by the Gartner secretary not less than 90 days in advance of the meeting. In the event that less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than 10 days following the day on which such notice of the date of the meeting was mailed or made public to be timely.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Stockholder action by written consent is prohibited by the CEB charter.	Stockholder action by written consent is prohibited by the Gartner charter.

BOARD OF DIRECTORS
Number of Directors

The CEB charter provides that the number of directors shall be determined from time to time solely by resolution of the CEB board. The CEB board currently has nine (9) directors.	The Gartner by-laws provide that the number of directors on the board of directors of Gartner shall be not fewer than nine (9) nor more than thirteen (13), and that within such range, the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office or by the stockholders. The board of directors of Gartner currently has ten (10) directors.

CEB	Gartner

Removal of Directors

Under the CEB charter, a director may be removed with or without cause by a vote of the holders of shares entitled to vote at an election of directors at a duly called meeting of such holders, provided that no director shall be removed for cause except by the affirmative vote of not less than a majority of the voting power of the shares then entitled to vote at an election of directors. The procedures regarding removal of directors are subject to the rights of preferred stockholders, if any.	Under the DGCL and the Gartner by-laws, any director or the entire board of directors of Gartner may be removed, with or without cause, by the holders of a majority of the voting power of the capital stock then-outstanding then entitled to vote at an election of directors.

Vacancies

Under the CEB charter, vacancies in the CEB board and newly created directorships shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A CEB director elected to fill a vacancy shall hold office until a successor has been elected and qualified, or such director’s earlier death, resignation or removal. Under the charter, the number of directors constituting the entire CEB board may not be reduced to shorten the term of any incumbent director.	Under the Gartner by-laws, vacancies in the board of directors and newly created directorships shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A Gartner director elected to fill a vacancy shall hold office until a successor has been elected and qualified, or such director’s earlier death, resignation or removal.

Other Meetings of the Board

Under the CEB bylaws, regular and special meetings of the board may be held whenever called by the chairperson of the CEB board, the chief executive officer, if the chief executive officer is a member of the board of directors, or a majority of the authorized number of directors.	Under the Gartner by-laws, regular meetings of the board may be held whenever called by the chairman of the board, the chief executive officer, the president or any two directors.

Director Liability and Indemnification

Under the CEB charter, to the fullest extent permitted by law, no director will be personally liable to CEB or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.	The Gartner charter provides that a director of Gartner will not be personally liable to Gartner or its stockholders for monetary damages for breach of fiduciary duty as a director. Under applicable law, that means that the Gartner charter shields its directors from liability for monetary damages for breaches of fiduciary duties except for liability (i) for breach of the director’s duty of loyalty, (ii) for acts or omissions that are not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The CEB bylaws provide that CEB will indemnify its directors and officers to the fullest extent authorized by law against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably	The Gartner by-laws provide that Gartner will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

CEB	Gartner
incurred or suffered by such person in connection therewith, but in each case only if and to the extent such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of Gartner, or such person is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against all expense, liability and loss (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit, or proceeding, but in each case only if and to the extent such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

STOCKHOLDER RIGHTS PLAN

CEB does not have a stockholder rights plan currently in effect. The CEB charter prohibits the CEB board from adopting such a plan unless (i) such plan is ratified by the affirmative vote of the holders of a majority of the capital stock then-outstanding and entitled to vote, (ii) such plan expires within thirty-seven (37) months from the date of its adoption, unless extended by the affirmative vote of a majority of the voting power of the shares of capital stock then-entitled to vote at an election of directors, and (iii) the rights issued thereunder are redeemable upon the affirmative vote of a majority of the capital stock then-outstanding and entitled to vote.	Gartner does not have a stockholder rights plan currently in effect, but under the DGCL, Gartner’s board of directors could adopt such a plan without stockholder approval.

APPRAISAL RIGHTS

General

If you continuously hold one or more shares of CEB common stock through the effective time of the merger, and did not vote in favor of or consent in writing to the proposal to adopt the merger agreement, you are entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the consummation of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL, if the merger is consummated and if certain other conditions and statutory requirements described therein are met. Any such CEB stockholder awarded “fair value” for their shares by the Delaware Court of Chancery would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration (subject, in the case of interest payments, to any voluntary cash payments made by CEB pursuant to subsection (h) of Section 262 of the DGCL, as described in more detail below).

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of CEB common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise any rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, CEB, not less than 20 days prior to the meeting, must notify each stockholder who was a CEB stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice by CEB, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex C. A holder of CEB common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex C carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.

How to Exercise and Perfect Your Appraisal Rights

CEB stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	you must deliver to CEB a written demand for appraisal before the vote on the adoption of the merger agreement at the CEB special meeting and such demand must reasonably inform CEB of your identity and your intention to demand appraisal of your shares of CEB common stock;

•	you must continuously hold the shares from the date of making the demand through the effective time of the merger. You will lose your appraisal rights if you transfer the shares before the effective time; and

•

you, another stockholder seeking appraisal, or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the CEB stockholders to initiate all necessary action to exercise their appraisal rights in respect of shares of CEB common stock within the time prescribed in Section 262 of the DGCL.

In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all CEB stockholders if, immediately before the merger, the shares of CEB stock were listed on a national securities exchange unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of CEB stock or (2) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Because CEB is listed on a national securities exchange and is expected to continue be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for CEB stockholders to be entitled to seek appraisal.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal is in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights

Only a holder of record of shares of CEB common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. A written demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform CEB of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to CEB. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of CEB common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of CEB common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of CEB common stock as to which appraisal is sought. Where no number of shares of CEB common stock is expressly mentioned, the demand will be presumed to cover all shares of CEB common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of CEB common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of CEB common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

CEB Inc.

1919 North Lynn Street

Arlington, Virginia 22209

Attention: Corporate Secretary

Surviving Corporation’s Actions After Consummation of the Merger

If the merger is consummated, the surviving corporation will give written notice of the effective time within 10 days after the effective time to CEB stockholders who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, if a dissenting stockholder has not commenced an appraisal proceeding or joined that proceeding as a named party, such dissenting stockholder shall have the right to withdraw the demand and to accept the per share merger consideration in accordance with the merger agreement for shares of CEB common stock. Within 120 days after the effective time, but not later, either the CEB stockholder who has complied with the requirements of Section 262 of the DGCL or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by the dissenting stockholder, demanding a determination of the value of the shares of CEB common stock held by all dissenting stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the merger, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which CEB has received demands for appraisal, and the aggregate number of holders of those dissenting shares. The surviving corporation must mail this statement to you within the later of 10 days of receipt of the request from the dissenting stockholder or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf, and, with respect to such stock, a demand has been properly made and not effectively withdrawn, you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by a record holder of CEB common stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to provide notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving corporation and all of the stockholders shown on the verified list. Such notice will also be published in one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The forms of notice by mail and publication will be approved by the Delaware Court of Chancery and the costs of these notices are borne by the surviving corporation. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss any stockholder who fails to comply with this direction from the proceedings. The Delaware Court of Chancery will also dismiss proceedings as to all CEB stockholders if neither of the ownership thresholds described above is met. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of CEB common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of CEB common stock at the effective time held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If CEB makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and may not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of CEB common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time or if neither of the ownership thresholds above has been satisfied in respect of the CEB stockholders seeking appraisal rights, then all CEB stockholders will lose the right to an appraisal, and will instead receive the per share merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, after the effective time of the merger, vote the CEB shares for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to CEB stockholders as of a record date prior to the effective time.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the effective time of the merger. If you fail to perfect, successfully withdraw or lose the appraisal right, or if neither of the ownership thresholds is met, your shares will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a CEB stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal and financial advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

PROPOSAL NO. 2—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR CEB’S NAMED EXECUTIVE OFFICERS

Vote Required

The Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that CEB seek a non-binding, advisory vote from CEB stockholders to approve the compensation that may be paid or become payable to CEB’s named executive officers that is based on or otherwise relates to the merger, as disclosed above in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger.” The proposal gives CEB stockholders the opportunity to express their views on this compensation. Approval requires the affirmative vote of the holders of a majority of the shares of CEB common stock present in person or represented by proxy and voting affirmatively or negatively on the matter at the special meeting. Abstentions and broker non-votes are not counted for any purpose in determining whether this matter has been approved. CEB is asking CEB stockholders to vote in favor of the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to CEB’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of the SEC’s Regulation S-K in the section entitled “The Merger—Interests of CEB Directors and Executive Officers in the Merger” above are hereby APPROVED.”

Approval of this proposal is not a condition to consummation of the merger, and the vote with respect to this proposal is advisory only and will not be binding on CEB or Gartner. If the merger is consummated, the merger-related compensation may be paid to CEB’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if CEB stockholders do not approve the advisory vote regarding merger-related compensation.

Recommendation of the CEB Board of Directors

The CEB board recommends that CEB stockholders vote “FOR” the merger-related compensation proposal.

PROPOSAL NO. 3—ADJOURNMENT OF THE SPECIAL MEETING OF CEB

Adjournment of the CEB Special Meeting

This proposal would allow CEB, if a proposal is made by the chairman of the CEB board, to adjourn the CEB special meeting, or any adjournment thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. Approval requires the affirmative vote of the holders of a majority of the shares of CEB common stock present in person or represented by proxy and voting affirmatively or negatively on the matter at the special meeting. Abstentions and broker non-votes are not counted for any purpose in determining whether this matter has been approved.

Recommendation of the CEB Board of Directors

The CEB board recommends that CEB stockholders vote “FOR” the proposal to adjourn the CEB special meeting, or any adjournment thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

LEGAL MATTERS

The validity of the shares of Gartner common stock to be issued in the merger will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

EXPERTS

Gartner

The consolidated financial statements of Gartner, Inc. and subsidiaries as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CEB

The consolidated financial statements of CEB appearing in CEB’s Annual Report (Form 10-K) for the year ended December 31, 2016 and 2015 (including schedules appearing therein), and the effectiveness of CEB’s internal control over financial reporting as of December 31, 2016 and 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CXO Acquisition Holdings, LLC

The consolidated financial statements of CXO Acquisition Holdings, LLC for the year ended December 31, 2015 included in CEB Inc.’s Current Report on Form 8-K/A, which is incorporated by reference in this prospectus and elsewhere in the registration statement has been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF CEB COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of CEB’s common stock at February 28, 2017 by each of its directors and named executive officers, individually, and all of its directors and executive officers as a group:

	Amount and Nature of Beneficial Ownership (1)(2)		Total Equity Stake (3)
Name of Beneficial Owner	Number	Percent	Number	Percent
Thomas L. Monahan III (4)	220,548	*%	273,439	*%
Gregor S. Bailar	7,580	*%	12,951	*%
Stephen M. Carter	27,634	*%	33,005	*%
Gordon J. Coburn	30,568	*%	35,939	*%
Kathleen A. Corbet	—	*%	4,045	*%
L. Kevin Cox (5)	23,754	*%	29,125	*%
Daniel O. Leemon	9,711	*%	15,082	*%
Stacey S. Rauch	1,867	*%	7,726	*%
Jeffrey R. Tarr (4)	18,159	*%	23,530	*%
Melody L. Jones (4)	36,878	*%	68,174	*%
Richard S. Lindahl (4)	38,596	*%	69,892	*%
Haniel J. Lynn (4)	38,142	*%	63,994	*%
Warren S. Thune (4)	26,387	*%	52,239	*%

All current directors and executive officers as a group (13 people)	479,824	1.3%	689,141	2.1%

*	Indicates ownership of less than 1%.
(1)	Unless indicated, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power.
(2)	Beneficial ownership includes all RSUs held by a stockholder that are currently exercisable or exercisable within 60 days of February 28, 2017 (April 29, 2017) as follows: Mr. Monahan, 14,114 shares; Mr. Bailar, 1,491 shares; Mr. Carter, 1,491 shares; Mr. Coburn, 1,491 shares; Ms. Corbet 0 shares; Mr. Cox, 1,491 shares; Mr. Leemon, 1,491 shares; Ms. Rauch 462 shares; Mr. Tarr, 1,491 shares; Ms. Jones, 6,008 shares; Mr. Lindahl, 6,008 shares; Mr. Lynn, 4,742 shares; Mr. Thune, 4,742 shares; and all current directors and executive officers as a group, 45,022 shares.
(3)	Indicates the number of shares owned assuming the vesting of all RSUs, whether vested or unvested, without regard to whether or not the RSUs are exercisable within 60 days, which we refer to as Total Equity Stake. Percentages in the percent column are calculated on a diluted basis, assuming that all shares subject to RSUs are deemed to be outstanding, whether vested or unvested and without regard to whether or not the stock options, SARs, and RSUs are exercisable within 60 days.
(4)	Includes nonvoting shares held in CEB’s deferred compensation plan as follows: Mr. Monahan, 146,447 shares; Mr. Tarr, 462 shares; Ms. Jones, 15,406 shares; Mr. Lindahl, 15,406; Mr. Lynn, 10,000 shares; Mr. Thune, 5,540 shares.
(5)	Includes 11,039 indirect ownership shares held in grantor retained annuity trust.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock at December 31, 2016 by each person known to CEB to own more than 5% of CEB’s common stock.

Beneficial Owners

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Number	Percent
BlackRock Inc. (1)	3,176,523	9.6%
The Vanguard Group, Inc. (2)	2,567,163	7.7%
Arrowpoint Asset Management, LLC (3)	2,245,957	6.8%
Janus Capital Management LLC (4)	2,043,366	6.2%

(1)	Based solely upon Amendment No. 7 to Schedule 13G filed on January 19, 2017, which sets forth its beneficial ownership at December 31, 2016. This holder has sole voting power and sole dispositive power over 3,089,140 and 3,176,523 of these shares, respectively. The address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10055.
(2)	Based solely upon Amendment No. 5 to Schedule 13G filed on February 10, 2017, which sets forth its beneficial ownership at December 31, 2016. This holder has sole voting power and sole dispositive power over 63,760 and 2,500,921 of these shares, respectively; and shared voting power and shared dispositive power over 4,136 and 66,242 of these shares, respectively. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd, Malvern, PA 19355.
(3)	Based solely upon Schedule 13G filed on February 13, 2017, which sets forth its beneficial ownership at December 31, 2016. This holder has sole voting power and shared dispositive power over 2,245,957 shares. The address of Arrowpoint Asset Management, LLC is 100 Fillmore Street, Suite 325, Denver, CO 80206.
(4)	Based solely upon Amendment No. 1 to Schedule 13G filed on February 13, 2017, which sets forth its beneficial ownership at December 31, 2016. This holder has sole voting power and sole dispositive power over 2,043,366 of these shares. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206.

STOCKHOLDER PROPOSALS

If the merger is consummated, CEB will not have public stockholders and there will be no public participation in any future meeting of stockholders. However, if the merger is not consummated, CEB expects to hold an annual meeting of stockholders in 2017, which we refer to as the 2017 Annual Meeting. Stockholder proposals submitted for consideration at the 2017 Annual Meeting but not submitted for inclusion in CEB’s 2017 proxy statement pursuant to Rule 14a-8 must be submitted to CEB at its principal executive offices and must contain the information specified in its bylaws. To be timely, a stockholder proposal made pursuant to the provisions of CEB’s bylaws (other than a proposal made pursuant to Rule 14a-8) must be delivered to the corporate secretary at the principal executive offices of CEB not less than 45 days nor more than 100 days prior to the first anniversary of the preceding year’s annual meeting, except that if the date of the annual meeting is advanced by more than 30 days or delayed (other than as a result of adjournment) by more than 60 days from the anniversary of the previous year’s annual meeting, then to be timely a stockholder’s notice must be delivered to CEB’s corporate secretary not later than the close of business on the tenth day following the day on which a public announcement with respect to such meeting is first made by CEB. In addition, any such stockholder’s notice must otherwise satisfy the requirements of CEB’s bylaws. If a stockholder making such a proposal does not also satisfy the requirements of SEC Rule 14a-4(c), CEB may exercise discretionary voting authority over proxies it solicits in determining how to vote on the proposal. For our 2017 Annual Meeting, unless CEB advances or delays the 2017 Annual Meeting by more than the number of days specified in its bylaws (in which case the alternative deadlines set forth in its bylaws and summarized above will apply), CEB must receive stockholder proposals submitted pursuant to the provisions of its bylaws no earlier than March 7, 2017 and no later than May 1, 2017. If a stockholder proposal submitted pursuant to the provisions of CEB’s bylaws is received before March 7, 2017 or after May 1, 2017 it will be considered untimely and we will not be required to present it at the 2017 Annual Meeting.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the CEB board knows of no matters that will be presented for consideration at the CEB special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the CEB special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

Gartner and CEB file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Gartner and CEB, who file electronically with the SEC. The address of that site is www.sec.gov.

Information included on this website is not incorporated by reference into this proxy statement/prospectus.

Gartner has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Gartner common stock to be issued to CEB stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Gartner common stock. The rules and regulations of the SEC allow Gartner and CEB to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Gartner and CEB to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Gartner has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. These documents contain important information about Gartner and its financial condition and other matters.

Gartner Filings (File No. 1-14443)	Period
Annual Report on Form 10-K	Filed on February 22, 2017 for the fiscal year ended December 31, 2016 and as amended by Amendment No. 1 to the Annual Report on Form 10-K filed on March 7, 2017.

Current Reports on Form 8-K	Filed on January 5, 2017, January 24, 2017, February 2, 2017 and February 7, 2017 (other than documents or portions of those documents deemed to be furnished and not filed).

Description of Gartner common stock contained in Gartner’s Form 8-A, and any amendment or report filed with the SEC for the purpose of updating such description	Filed with the SEC on August 24, 1998.

In addition, Gartner incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the CEB special meeting. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from Gartner by requesting them in writing or by telephone at the following address:

Gartner, Inc.

P.O. Box 10212

56 Top Gallant Road

Stamford, Connecticut 06902

(203) 316-1111

These documents are available from Gartner without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This proxy statement/prospectus incorporates by reference the documents listed below that CEB has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. These documents contain important information about CEB, its financial condition and other matters.

CEB Filings (File No. 001-34849)	Period
Annual Report on Form 10-K	Filed on March 1, 2017 for the fiscal year ended December 31, 2016.

Current Reports on Form 8-K

Filed on July 15, 2016, January 5, 2017, February 2, 2017, February 7, 2017, February 10, 2017, March 2, 2017 and March 6, 2017 (other than documents or portions of those documents deemed to be furnished and not filed).

In addition, CEB incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and (ii) after the date of this proxy statement/prospectus and prior to the date of the CEB special meeting. Such documents are considered to be a part of this document, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from CEB by requesting them in writing or by telephone at the following address:

CEB Inc.

1919 North Lynn Street Arlington, Virginia 22209

(571) 303-3000

These documents are available from CEB without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like to request documents, please do so by March 27, 2017 to receive them before the CEB special meeting. If you request any documents from Gartner or CEB, Gartner or CEB will mail them to you by first class mail, or another equally prompt means, within one business day after Gartner or CEB receives your request.

This document is a prospectus of Gartner and is a proxy statement of CEB for the CEB special meeting. Neither Gartner nor CEB has authorized anyone to give any information or make any representation about the merger or Gartner or CEB that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Gartner or CEB has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of January 5, 2017,

Among

GARTNER, INC.,

COBRA ACQUISITION CORP.

and

CEB INC.

A-i

A-ii

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 5, 2017, among GARTNER, INC., a Delaware corporation (the “Parent”), COBRA ACQUISITION CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CEB INC., a Delaware corporation (the “Company”).

WHEREAS the Board of Directors of the Company, the Board of Directors of Parent, and the Board of Directors of Merger Sub have approved this Agreement, determined that the terms of this Agreement are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective stockholders and declared the advisability of this Agreement;

WHEREAS the Board of Directors of the Company and the Board of Directors of Merger Sub have recommended adoption of this Agreement by their respective stockholders, as applicable;

WHEREAS concurrently with the execution of this Agreement, the persons listed on Schedule I (the “Stockholders”) are entering into a voting agreement with Parent pursuant to which, among other actions and matters, each of the Stockholders has agreed to vote all shares of Company Common Stock beneficially owned by such Stockholder in favor of the adoption of this Agreement (the “Voting Agreement”); and

WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 1301 Avenue of the Americas, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if all the conditions set forth in Article VII shall not continue to have been satisfied or (to the extent permitted by Law) waived on such second Business Day, then the Closing shall take place on the first Business Day thereafter on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided further, that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), the Closing shall not occur until the earlier to occur of (a) a date during the Marketing Period specified by Parent on three Business Days’ written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing and, if the Debt Financing is not completed for any reason at such time, such notice shall automatically be deemed withdrawn) and (b) the second Business Day following the final day of the Marketing Period or, if the final day of the Marketing Period is within two Business Days prior to the End Date, then on the End Date (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

SECTION 1.05. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving Company shall be CEB Inc. and the certificate of incorporation shall comply with Section 6.05. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company and the bylaws shall comply with Section 6.05.

SECTION 1.06. Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01, of the Company (the “Company Common Stock”) or Merger Sub Common Stock:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company as treasury stock and each share of Company Common Stock that is owned by

Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(b) and Dissenting Shares) shall be converted into the right to receive (x) 0.2284 of a fully paid and nonassessable share (the “Exchange Ratio”) of Parent Common Stock (the “Stock Consideration”) and (y) $54.00 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest. For purposes of this Agreement, “Parent Common Stock” means the common stock, par value $0.0005 per share, of Parent. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Parent Common Stock or Company Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

SECTION 2.02. Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or substantially concurrently with the Effective Time, Parent shall irrevocably deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock to be issued as Stock Consideration and (ii) cash sufficient to (x) pay the Cash Consideration and (y) make payments in lieu of fractional shares pursuant to Section 2.02(f). All such Parent Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b) Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01 and (B) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid, as well as any other requirements reasonably imposed by the Exchange Agent. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect to the Cash Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average, rounded down to the nearest cent, of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the ten (10) trading days immediately prior to the date of the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for 360 days after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for five years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent. No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Exchange Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.02(i). No investment by the Exchange Agent of the Cash Consideration portion of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, additional cash or additional shares of Parent Common Stock to pay (i) the Merger Consideration as contemplated by this Article II, (ii) cash in lieu of fractional shares pursuant to Section 2.02(f) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(d), in each case, without interest.

(j) Withholding Rights. Each of Parent, Merger Sub, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under applicable Tax Law. Amounts so withheld shall be timely paid over to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Stock Consideration and pay the Cash Consideration, any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

SECTION 2.03. Dissenters’ Rights. Notwithstanding any other provision contained in this Agreement, no shares of Company Common Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder’s appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (any such shares being referred to herein as “Dissenting Shares”) shall be converted into the right to receive the Merger Consideration as provided in Section 2.01(c) and instead shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any stockholder holding Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right with respect to his, her or its Dissenting Shares, such stockholder’s Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger

Consideration for each such Dissenting Share, in accordance with Section 2.01(c). The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Company Common Stock or any withdrawals of such demands received by the Company and (ii) give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands and shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

SECTION 2.04. Tax Treatment. The parties acknowledge and agree that the exchange of Company Common Stock for the right to receive the Merger Consideration pursuant to the Merger is intended to constitute a taxable sale or exchange of such Company Common Stock for U.S. federal income tax purposes.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 3.01. Organization, Standing and Power. Each of Parent and each of Parent’s Subsidiaries (the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (a) the amended and restated certificate of incorporation of Parent in effect as of the date of this Agreement (the “Parent Certificate”) and the by-laws of Parent in effect as of the date of this Agreement (the “Parent By-laws”) and (b) the constituent documents of Merger Sub. Parent has not taken any action in breach or violation of any of the provisions of the Parent Certificate or Parent By-laws and no Parent Subsidiary is in breach or violation of any of the provisions of its respective certificates of incorporation, by-laws or comparable governing documents, except, in the case of a Parent Subsidiary, for breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.02. Parent Subsidiaries. (a)All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 3.03. Capital Structure. (a)The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on December 31, 2016, (i) 82,651,243 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued or outstanding, (iii) 73,583,172 shares of Parent Common Stock were held by Parent in its treasury, (iv) 6,362,524 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, of which 0 shares were issuable upon exercise of outstanding Parent Stock Options, (v) 710,663 shares of Parent Common Stock were reserved for issuance upon the vesting of Parent RSUs, (vi) 555,707 shares of Parent Common Stock were reserved for issuance upon vesting of Parent PSUs, (vii) 1,342,568 shares of Parent Common Stock were reserved for issuance upon vesting of Parent SARs, (viii) 106,869 shares of Parent Common Stock were reserved for issuance upon release of Parent CSEs, and (ix) 907,503 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2011 Employee Stock Purchase Plan (the “Parent ESPP”). Except as set forth in this Section 3.03(a), at the close of business on December 31, 2016, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on December 31, 2016 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options outstanding at the close of business on December 31, 2016, and issuances pursuant to rights under the Parent Stock Plans, in each case in accordance with their terms in effect as of December 31, 2016. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of Parent Stock Options or Parent RSUs or pursuant to the Parent Stock Plans, or the Parent ESPP will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of DGCL, the Parent Certificate, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. The shares of Parent Common Stock constituting the Stock Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Certificate, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. Except for acquisitions, or deemed acquisitions, of Parent Common Stock or other equity securities of Parent in connection with (i) the payment of the exercise price of Parent Stock Options with Parent Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of Parent Stock Options, the vesting of Parent Restricted Shares or Parent RSUs and the vesting or delivery of other awards pursuant to the Parent Stock Plans and (iii) forfeitures of Parent Stock Options, Parent Restricted Shares and Parent RSUs, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the last sentence of Section 3.03(a). There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. Neither Parent nor any of the Parent Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, for the approval of this Agreement by Parent as the sole stockholder of Merger Sub. The Board of Directors of Parent (the “Parent Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Parent was present, (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) approving the execution, delivery and performance of this Agreement, (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and Parent, as its sole stockholder, (iii) declaring this Agreement advisable and (iv) recommending that Parent, as sole stockholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Parent, as sole stockholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. Except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 3.05. No Conflicts; Consents. (a)The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of (i) the

Parent Certificate, the Parent By-laws or the comparable charter or organizational documents of any Parent Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, directive, rule or regulation (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or quasi-governmental authority, organization, or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”), and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Parent of the Stock Consideration, in which the Proxy Statement will be included as a prospectus (the “Form S-4”), and (B) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Stock Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Stock Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a)Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated unaudited balance sheet as of September 30, 2016 (or the notes thereto) as included in the Filed Parent SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of Parent or any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied in all material respects, (B) that receipts and expenditures are made only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on the financial statements.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Since January 1, 2014, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any written notification, or to the Knowledge of Parent any oral notification, of any (x) “significant deficiency” in the internal controls over financial reporting of Parent, (y) “material weakness” in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Rule 12b-2 of the Exchange Act.

(i) As of the date of this Agreement, none of the Parent Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.08. Absence of Certain Changes or Events. From January 1, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From January 1, 2016 to the date of this Agreement, (i) each of Parent and the Parent Subsidiaries has conducted its respective business in the ordinary course in all material respects, except in connection with this Agreement, and (ii) during such period there has not occurred any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, Parent or the capital stock or voting securities of, or other equity interests in, any of the Parent Subsidiaries (other than (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Parent Subsidiary to its parent) or any repurchase for value by Parent of any capital stock or voting securities of, or other equity interests in, Parent or the capital stock or voting securities of, or other equity interests in, any of the Parent Subsidiaries.

SECTION 3.09. Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.10. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are in compliance with all applicable Laws and Parent Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of Parent, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.

SECTION 3.11. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

SECTION 3.12. Financing . (a)Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of January 5, 2017, among the Commitment Parties and Parent (as it may be amended, modified or replaced in accordance with Section 6.09, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Commitment Parties have committed to lend the amounts and arrange the financing set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement. Except for fee letters and the engagement letter relating to the Debt Financing (collectively, the “Fee Letters”), true, complete and correct copies of which have been provided to the Company with only fee amounts and certain economic terms (none of which would adversely affect the amount (other than in respect of upfront fees) or availability of the Debt Financing if so exercised by the Commitment Parties party thereto) redacted, as of the date hereof, there are no other agreements, side letters or arrangements to which Parent is a party relating to the Debt Commitment Letter that could affect the availability of the Debt Financing or any portion thereof on the Closing Date. As of the date of this Agreement, (i) the Debt Commitment Letter and the Fee Letter have not been amended, restated, waived or modified and no such amendment, restatement, waiver or modification is contemplated or pending that would not be permitted under Section 6.09(a) hereof; and (ii) the respective commitments contained in the Debt Commitment Letter have not been withdrawn, modified, reduced or rescinded in any respect and no such withdrawal, modification, reduction or rescission is contemplated except any reduction of the commitments in accordance with the terms set out in the Debt Commitment Letter or the Fee Letters.

(b) The Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the Commitment Parties. Other than as set forth in the Debt Commitment Letter, there are no conditions precedent (including any “flex” provisions), to the funding of the full amount of the Debt Financing. As of the date hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Debt Financing, or that the Debt Financing will not be available to Parent on the Closing Date. All commitments and other fees required to be paid under the Debt Commitment Letter prior to the date of this Agreement have been paid in full.

(c) Assuming the accuracy of the representations and warranties set forth in Section 4.03, clauses (a), (b) and (c) of Section 4.06, and Section 4.14 and performance by the Company of its obligations set forth in Section 5.01(b), in each case in all material respects, the aggregate proceeds to be disbursed pursuant to the definitive agreements contemplated by the Debt Commitment Letter, in the aggregate and together with the available cash, cash equivalents and marketable securities of Parent, and available amounts under existing credit facilities, will be sufficient for Parent to pay the Cash Consideration and all fees and expenses to be paid by Parent in connection with the transactions contemplated by this Agreement.

SECTION 3.13. Merger Sub. Parent is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 3.14. Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries, owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and neither Parent nor any of the Parent Subsidiaries holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

SECTION 3.15. Taxes. (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) (A) Each of Parent and each Parent Subsidiary has timely filed or has caused to be timely filed, taking into account any valid extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (B) each of Parent and each Parent Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Parent SEC Documents in accordance with GAAP; (C) each of Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over; and (D) there is no investigation, suit, action or other proceeding currently in progress or pending or threatened in writing against or with respect to Parent or any Parent Subsidiary in respect of any Tax.

(ii) Neither Parent nor any Parent Subsidiary (A) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (1) such an agreement or arrangement exclusively between or among Parent and Parent Subsidiaries or (2) any commercial Contract with customary terms entered into in the ordinary course of business the principle purpose of which is unrelated to Taxes), (B) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Parent or any Parent Subsidiary), or (C) has any liability for the payment of any Tax imposed on any Person (other than Parent or any Parent Subsidiary) as a transferee or successor.

(b) There are no Liens for Taxes on any asset of Parent or any Parent Subsidiary other than for Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Parent SEC Documents in accordance with GAAP.

(c) Within the past two years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(d) Neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of applicable Law).

SECTION 3.16. No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company or the Company Subsidiaries makes any other express or implied representation or warranty with respect to the Company or the Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects. Without limiting the foregoing, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations, that were provided to Parent and Merger Sub in good faith, and Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plan information, and neither Parent nor Merger Sub has relied upon or will have any claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Company SEC Documents filed and publicly available after January 1, 2016 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 4.01. Organization, Standing and Power. Each of the Company and each of the Company’s Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”). The Company has not taken any action in breach or violation of any of the provisions of the Company Charter or the Company By-laws, and no Company Subsidiary is in breach or violation of any of the provisions of its respective certificates of incorporation, by-laws or comparable governing documents, except, in the case of a Company Subsidiary, for breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.02. Company Subsidiaries. (a)All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) Except (i) as set forth on Section 4.02 of the Company Disclosure Letter and (ii) for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

SECTION 4.03. Capital Structure. (a)The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”). At the close of business on December 31, 2016, (i) 32,240,404 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 4,485,836 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and (iv) 612,813 shares of Company Common Stock were reserved for issuance under the Company Employee Stock Purchase Plan (the “Company ESPP”). At the close of business on December 31, 2016, there were (A) 819,764 shares issuable upon settlement of outstanding Company RSUs and (B) 97,912 shares potentially issuable under outstanding Company PSUs. Except as set forth in this Section 4.03(a), at the close of business on December 31, 2016, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on December 31, 2016 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the settlement of Company RSUs or Company PSUs outstanding at the close of business on December 31, 2016 and in accordance with their terms in effect at such time. Except as set forth above in this Section 4.03(a), there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary (whether payable in cash, stock or otherwise).

(b) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the settlement of Company RSUs and Company PSUs or the Company ESPP, will be, at the time of issuance, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) required tax withholding in connection with the vesting or settlement of Company RSUs or Company PSUs and the vesting or delivery of other awards pursuant to the Company Stock Plans and (ii) forfeitures of Company RSUs and Company PSUs, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the last sentence of Section 4.03(a). There are no debentures, bonds, notes or other Indebtedness of the Company or of any Company Subsidiary having the right to vote on any matters on which stockholders of the Company or any Company Subsidiary may vote (“Company Voting Debt”). Neither the Company nor any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary. Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any

Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries. There are no stockholder rights plans (or similar plans containing any aspects commonly referred to as a “poison pill”) under which the Company or any of the Company Subsidiaries is or may become obligated to sell or otherwise issue any shares of capital stock or any other securities.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a)The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval. The Board of Directors of the Company (the “Company Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company or of any Company Subsidiary are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Company Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

SECTION 4.05. No Conflicts; Consents. (a)The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in definitive form, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Stock Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

SECTION 4.06. SEC Documents; Undisclosed Liabilities. (a)The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of September 30, 2016 (or the notes thereto) as included in the Filed Company SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied in all material respects, (B) that receipts and expenditures are made only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets could have a material effect on the financial statements.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other Company SEC Documents.

(h) Since January 1, 2014, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any written notification, or to the Knowledge of the Company any oral notification, of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(i) None of the Company Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(j) To the Knowledge of the Company, none of the Company, any of the Company Subsidiaries, or any director, officer, auditor or accountant of the Company or any of the Company Subsidiaries has, since January 1, 2014, received written notice of any substantive complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in any improper accounting or auditing practice that was reported to the audit committee of the Company Board.

(k) To the Knowledge of the Company, no employee of the Company or any of the Company Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of SOX by the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or authorized representative of the Company or any of the Company Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of the Company Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of SOX.

(l) As of the date of this Agreement, the Company is in material compliance with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements or omissions made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 4.08. Absence of Certain Changes or Events. From January 1, 2016 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2016 to the date of this Agreement, (i) each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course in all material respects, except in connection with this Agreement, and (ii) during such period neither the Company nor any of the Company Subsidiaries has taken any action that would be prohibited by clause (i), (v), (vi), (xii) or (xv) of Section 5.01(b) had such action been taken between the date of this Agreement and the Effective Time.

SECTION 4.09. Taxes. (a)Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) (A) Each of the Company and each Company Subsidiary has timely filed or has caused to be timely filed, taking into account any valid extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (B) each of the Company and each Company Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Company SEC Documents in accordance with GAAP; and (C) each of the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over.

(ii) Each of the Company and each Company Subsidiary is in compliance in all respects with all applicable transfer pricing Laws.

(iii) Neither the Company nor any Company Subsidiary has a permanent establishment, place of business or business operations subject to Tax in a country other than the country in which it is organized.

(b) There is no investigation, suit, action or other proceeding currently in progress or pending or threatened in writing against or with respect to the Company or any Company Subsidiary in respect of any material Tax.

(c) There are no Liens for Taxes on any asset of the Company or any Company Subsidiary other than for Taxes that are not yet due and payable or that are being contested in good faith in appropriate proceedings and for which accruals or reserves have been established in the Company SEC Documents in accordance with GAAP.

(d) Neither the Company nor any Company Subsidiary (i) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (1) such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries or (2) any commercial Contract with customary terms entered into in the ordinary course of business the principle purpose of which is unrelated to Taxes), (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any Company Subsidiary), or (iii) has any liability for the payment of any material Tax imposed on any Person (other than the Company or any Company Subsidiary) as a transferee or successor.

(e) Neither the Company nor any Company Subsidiary has executed any extension on or waiver of any statute of limitations on the period for the assessment or collection of any material Tax which has not lapsed.

(f) Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Sections 355 or 361 of the Code.

(g) Neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of applicable Law).

(h) No claim has been made in writing that the Company or any Company Subsidiary is or may be liable for material Tax in a jurisdiction in which it does not file Tax Returns.

SECTION 4.10. Benefits Matters; ERISA Compliance. (a)Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying each material Company Benefit Plan. The Company has delivered or made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any such unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 filed with the Department of Labor with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required, (iv) any current trust agreement or group annuity contract relating to any material Company Benefit Plan and (v) the most recent financial statements and actuarial reports for each Company Benefit Plan (if any). For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings which are maintained, contributed to, or required to be contributed to, by the Company or any Company Subsidiary for the benefit of any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary, or with respect to which the Company or any Company Subsidiary has any material liability, and (B) all employment, individual consulting, severance, retention, change of control or termination agreements or arrangements in effect between the Company or any Company Subsidiary and any current or former directors, officers, employees or individual consultants of the Company or any Company Subsidiary.

(b) All Company Benefit Plans which are intended to be qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the Internal Revenue Service (the “IRS”) to the effect that such Company Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, or are in the form of a prototype or volume submitter document that is the subject of a favorable opinion letter from the IRS, and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to result in revocation of its qualification or increase its costs by an amount that would reasonably be expected to have a Company Material Adverse Effect.

(c) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates maintains, contributes to, is required to contribute to, or has any liability (including with respect to events occurring in the six-year period ending on the date of this Agreement with respect to (i) any Pension Plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (ii) any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA; or (iii) any plan which is a “multiple employer plan” within the meaning of Section 413(c) of the Code.

(d) With respect to each Company Benefit Plan that is an employee welfare benefit plan, such Company Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended in accordance with its terms as reflected in the documents made available to Parent pursuant to subsection (a) above.

(e) Except as set forth on Section 4.10(e) of the Company Disclosure Letter, no Company Benefit Plan provides health, medical or life insurance benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been established and administered by the Company or each Company Subsidiary in accordance with its terms and is in compliance with the applicable provisions of ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with the applicable provisions of ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g) There are no pending or, to the Knowledge of the Company, threatened material claims, actions, suits, or investigations with respect to any Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of the Company or any of the Company Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan, or (D) result in any amounts failing to be deductible by reason of Section 280G of the Code. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or independent contractor for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has been and is in documentary and operational compliance with Section 409A of the Code.

(j) To the Knowledge of the Company, all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in all material respects or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Company SEC Documents to the extent required by GAAP, applicable accounting requirements and the published rules and regulations of the SEC. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Company Benefit Plans subject to the laws of any jurisdiction outside the United States (i) have been maintained in accordance with applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and applicable accounting requirements.

SECTION 4.11. Litigation. There is no material suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets, nor is there any material Judgment outstanding against or, to the Knowledge of the Company, material investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets.

SECTION 4.12. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws and Company Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. To the Knowledge of the Company, no material action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.

SECTION 4.13. Environmental Matters. (a)Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) the Company and the Company Subsidiaries are and for the past three (3) years have been in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication from a Governmental Entity that alleges that the Company or any Company Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law, the subject of which has not been settled or resolved;

(ii) the Company and the Company Subsidiaries have obtained and are and for the past three (3) years have been in compliance with all Permits issued pursuant to any Environmental Law required for operation of the Company’s business and occupation of the premises applicable to the Company, the Company Subsidiaries and the Company Properties and all such Permits are valid and in good standing and to the Knowledge of the Company and the Company Subsidiaries will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries;

(iv) there have been no Releases of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any Person whose liabilities for such Environmental Claim the Company or any of the Company Subsidiaries has retained or assumed, either contractually or by operation of Law; and

(v) neither the Company nor any of the Company Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries.

(b) The Company has made available to Parent all environmental reports, studies, audits or analyses in its possession or reasonable control identifying material environmental, health or safety liabilities with respect to the Company and the Company’s business.

(c) As used herein:

(i) “Environmental Claim” means any written administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by or from any Person alleging liability arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(ii) “Environmental Laws” means all applicable Federal, national, state, provincial or local Laws or Judgments issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, protection of natural resources or protection of endangered or threatened species, protection of public or occupational health and safety (with respect to exposure to Hazardous Materials) or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(iii) “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, and polychlorinated biphenyls; and (z) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated, or for which liability or standards of conduct are imposed, under any Environmental Law.

(iv) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, migration or leaching into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

SECTION 4.14. Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Company SEC Documents filed prior to the date of this Agreement (a “Filed Company Contract”) and (iii) for the Company Benefit Plans and Company Leases, Section 4.14 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the following Contracts to which the Company or any Company Subsidiary is a party:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) each agreement, Contract, understanding, or undertaking to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any of the Company Subsidiaries to compete in any business or with any Person in any geographical area, except if terminable by the Company or any Company Subsidiary on no more than 90 days’ notice without penalty;

(iii) each loan and credit agreement, debenture, bond, indenture, mortgage, security agreement, or other similar Contract, including each promissory note not issued pursuant to the Company’s existing revolving credit facility, relating to Indebtedness of the Company or any of the Company Subsidiaries with an aggregate outstanding principal and interest amount in excess of $1,000,000 individually, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries;

(iv) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries, in each case material to the Company and the Company Subsidiaries, taken as a whole, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries;

(v) each Contract with (x) any member of the Company Board or (y) any Section 16 officer of the Company, in each case other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents or Contracts terminable by the Company or any of the Company Subsidiaries on no more than 30 days’ notice without liability or financial obligation to the Company or any of the Company Subsidiaries;

(vi) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any business or any amount of assets for consideration in excess of $1,000,000, with obligations remaining to be performed or liabilities continuing after the date of this Agreement;

(vii) each material hedge, collar, option, forward purchasing, swap, derivative, or similar Contract;

(viii) each agreement, Contract, understanding or undertaking (A) pursuant to which the Company or any of the Company Subsidiaries is granting or being granted any material Intellectual Property License (other than the Company’s or the Company Subsidiaries’ standard customer Contracts or standard license Contracts for “off the shelf” generally available Software or software-as a service platforms or standard Contracts for information technology services that include non-exclusive Software or Technology licenses); (B) that materially limits or restricts the right of the Company or any of the Company Subsidiaries to enforce, transfer, license, register or practice any right under any of the material Company-Owned Intellectual Property Rights (other than the Company’s or the Company Subsidiaries’ standard customer Contracts); or (C) that contains an agreement for the Company or any of the Company Subsidiaries to indemnify any other Person against any claim of infringement, unauthorized use, misappropriation, dilution or violation of Intellectual Property Rights (except for customer Contracts entered into in the ordinary course of business or standard license Contracts for “off the shelf” generally available Software or software-as-a-service platforms) or standard Contracts for information technology services that include non-exclusive Software or Technology licenses;

(ix) any agreements, understandings or arrangements granting “most favored nations” or similar terms to another Person and pursuant to such Contract the Company or any Company Subsidiary received during the period ended December 31, 2015 more than $1,000,000; and

(x) any Company Government Contract with annual aggregate payments to the Company and the Company Subsidiaries under such master agreement for at least $5,000,000.

Each agreement, Contract, understanding or undertaking of the type described in this Section 4.14(a) and each Filed Company Contract is referred to herein as a “Material Contract.” The Company has made available to Parent true, correct and complete copies of all Material Contracts.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, except, in each case, as enforcement may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect, and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c) Except to the extent permitted by Section 5.01(b)(viii) and for any Filed Company Contracts, neither the Company nor any of the Company Subsidiaries are parties to or bound by any loan agreement, credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge, capital or financing method leases or other similar agreement that prevents or restricts the Company, any Company Subsidiary or any direct or indirect Subsidiary thereof from (i) paying dividends or distributions to the Person or Persons who owns such entity, (ii) incurring or guaranteeing Indebtedness or (iii) creating Liens that secure Indebtedness.

(d) Within the past six years, neither the Company nor any of the Company Subsidiaries has (i) breached or violated in any material respect any Law, certification, representation, clause, provision or requirement pertaining to any Company Government Contract; (ii) been suspended or debarred from bidding on government contracts by a Governmental Entity; (iii) been audited or investigated by any Governmental Entity with respect to any Company Government Contract; (iv) conducted or initiated any internal investigation or made any disclosure, nor has any Governmental Entity made any finding, with respect to any alleged or potential material irregularity, misstatement, omission or overpayment arising under or relating to a Company Government Contract; (v) received from any Governmental Entity or any other Person any written notice of any material breach, cure, set-off, show cause or default with respect to any Company Government Contract; (vi) had any Company Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; or (vii) violated any laws regarding post-employment conflicts of interest for federal officials. To the Knowledge of the Company, all claims submitted by the Company or any Company Subsidiary within the past six years pursuant to a Company Government Contract were current, accurate and complete in all material respects as of their effective date. To the Knowledge of the Company, each Company Government Contract has been legally awarded, is binding on the parties thereto, and is in full force and effect in accordance with its terms. The Company has complied in all material respects with all Laws, regulations and other governmental policies related to any Company or Company Subsidiary facility security clearance or personnel security clearance.

SECTION 4.15. Properties. (a)The Company and each Company Subsidiary has good and valid title to, or good and valid leasehold interests in, all their respective tangible properties and tangible assets (the “Company Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the Company Properties are free and clear of all Liens, except for Liens on material Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Company Property to which they relate in the conduct of the Company and the Company Subsidiaries as presently conducted and Liens on other Company Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b) Neither the Company nor any of the Company Subsidiaries owns or has ever owned any real property, nor is any of them party to any agreement to purchase or sell any real property. Section 4.15(b) of the Company Disclosure Letter sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any of the Company Subsidiaries or otherwise used or occupied by the Company or any of the Company Subsidiaries that requires annual payments in excess of $500,000 (the “Company Facilities”). The Company has made available to Parent true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all amendments, terminations and modifications thereof (“Company Leases”). The Company and each of the Company Subsidiaries has complied with the terms of all Company Leases, and all Company Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Lease is (with or without notice or lapse of time, or both) in breach or default thereunder, in any material respect. The Company and each Company Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Company Leases.

SECTION 4.16. Intellectual Property. (a)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries solely (i) owns all Intellectual Property Rights purported to be owned by it (“Company-Owned Intellectual Property Rights”), free and clear of all Liens (other than Technology and Intellectual Property Rights licenses and/or covenants), and (ii) owns (as Company-Owned Intellectual Property Rights) or, to the Knowledge of the Company, has a valid license under or other right to use, all Intellectual Property Rights and Technology used in the business of the Company and the Company Subsidiaries as currently conducted (collectively, “Company Intellectual Property”). There is no material written Claim (or, to the Knowledge of the Company, any other Claim) currently pending or to the Knowledge of the Company, currently being threatened against the Company or any of the Company Subsidiaries, pursuant to which any third party is challenging the ownership of the Company or any Company Subsidiary in, or the validity or enforceability of, any material Company-Owned Intellectual Property Rights. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) no prior or current employee or officer, or any prior or current consultant or contractor of the Company or any of the Company Subsidiaries has ownership in any Company-Owned Intellectual Property, and (B) since January 1, 2014, no prior or current employee or officer, or any prior or current consultant or contractor of the Company or any Company Subsidiaries, has asserted in writing or, to the Knowledge of the Company, orally to the Company any claim of ownership in any Company-Owned Intellectual Property Rights.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and each of the Company Subsidiaries as previously and as currently conducted has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Person’s Intellectual Property Rights; and (ii) there is no written Claim (or, to the Knowledge of the Company, any other Claim) that has been received by the Company asserting such infringement, misappropriation or other violation pending, or to the Knowledge of the Company, being threatened against the Company or any of the Company Subsidiaries (and to the Knowledge of the Company, there is no fact or circumstance that, in the Company’s reasonable business judgment, forms a reasonable basis for any such Claim).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, and (ii) neither the Company nor any of the Company Subsidiaries have asserted any such Claim in writing against any third party alleging any such infringement, misappropriation or other violation of any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries that is currently pending or is currently threatened against any Person by the Company or any of the Company Subsidiaries.

(d) Neither this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will: (i) result in Parent or any of its Subsidiaries (A) granting to any third party any right to or with respect to any Intellectual Property Rights owned by or licensed to Parent or any of its Subsidiaries, (B) being bound by or subject to, any exclusivity obligations, non-competes or other restrictions on the operation or scope of their respective businesses, or (C) being obligated to pay any royalties or other material amounts to any third party; or (ii) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, result in Company or any of its Subsidiaries: (A) granting to any third party any right to or with respect to any Company Intellectual Property beyond those granted in the absence of this Agreement or the transactions contemplated hereby, (B) being bound by, or subject to, any exclusivity obligations, non-competes or other restrictions on the operation or scope of their respective businesses beyond those the Company or its Affiliates would be subject to in the absence of this Agreement or the transactions contemplated hereby, or (C) being obligated to pay any material royalties or other material amounts to any third party in excess of those payable in the absence of this Agreement and the transactions contemplated hereby. For the avoidance of doubt, this Section 4.16(d) shall not be deemed breached by the operation of any Contract either (i) to which Parent or any of its Subsidiaries is a party prior to the Closing or (ii) that is entered into after the Closing.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all obligations related to “open source,” “freeware,” or “shareware” (“Open Source”), and (ii) neither the Company nor any Company Subsidiaries have incorporated in any proprietary Technology that is owned by the Company or any Company Subsidiary (“Company-Owned Technology”), or otherwise used or distributed, any Open Source in a manner that (x) requires the contribution, licensing or disclosure to any third party, including the Open Source community, of any source code of any material Software that is Company-Owned Technology, (y) prohibits or limits the receipt of consideration in connection with material business of the Company or the Company Subsidiaries, or (z) prohibits or limits the imposition of contractual restrictions on the rights of licensees or other recipients to decompile, disassemble or otherwise reverse engineer any material Company-Owned Technology. To the Knowledge of the Company, since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received any written request from any Person to license, disclose, or distribute any Company Source Code or other material Company-Owned Technology pursuant to a license governing Open Source.

(f) The Company and the Company Subsidiaries are compliant, and at all times since January 1, 2014 have complied, with all applicable Laws, privacy policies, and contractual obligations of the Company and the Company Subsidiaries, in each case, to the extent relating to (i) the privacy of users of the Company’s and the Company Subsidiaries’ services, products, or websites, or (ii) the collection, storage, use, disclosure, transfer, security and other processing of any Personal Data by or for the Company or any Company Subsidiary; except, with respect to each of the foregoing, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There is not and has not been any complaint to, or any audit, proceeding, investigation (formal or informal) or claim against, the Company or any Company Subsidiary by any private party, data protection authority, or any other Governmental Entity, with respect to the collection, storage, use, disclosure, transfer, security and other processing of any Personal Data, except for any complaints, audits, proceedings, investigations, or claims that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. With respect to the services and products of the Company and the Company Subsidiaries, and all Personal Data collected, stored, used, maintained, or otherwise processed by or for the Company or any Company Subsidiary, the Company and the Company Subsidiaries have, at all times since January 1, 2014, taken reasonable measures to protect such services and products and such Personal Data against unauthorized access, use, modification, acquisition, and disclosure; except, in each case, where the failure to take such reasonable measures, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No unauthorized access to or use, acquisition, modification or disclosure of any Personal Data collected, stored, used, maintained, or otherwise processed by or for the Company or any Company Subsidiary has occurred since January 1, 2014; except, in each case, for any such unauthorized access, use, acquisition, modification, or disclosure that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g) The Company and the Company Subsidiaries take reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all non-public Company-Owned Technology that is material to the business or operation of the Company or any Company Subsidiary and the value of which to the Company or the Company Subsidiaries is contingent upon maintaining the confidentiality thereof; but, in each case, only to the extent the Company and the Company Subsidiaries intends to protect, preserve and maintain the secrecy or confidentiality thereof. Except as would not reasonably be expected to have a Company Material Adverse Effect, no Company Source Code, and no other Company Owned Technology that the Company or any Company Subsidiary intends to protect, preserve and maintain secret or confidential, has been disclosed other than to employees, representatives and agents of the Company and the Company Subsidiaries or other Person who are bound by written confidentiality agreements or other obligations of confidentiality that reasonably protect the interests of the Company and Company Subsidiaries in and to such Company Owned Technology and its associated Intellectual Property Rights.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no university, college or other educational institution or research center has any material right, interest, license or claim with respect to any Company Intellectual Property other than pursuant to a non-exclusive license granted to commercial customers in the ordinary course of business consistent with past practices by the Company or any of the Company Subsidiaries pursuant to the terms of a customer Contract.

SECTION 4.17. Labor Matters. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any collective bargaining agreement, labor union contract, trade union agreement or foreign works council contract (“Collective Bargaining Agreement”) and no Collective Bargaining Agreement is applicable to any employees of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede (a) the consummation of the Merger or other transactions contemplated by this Agreement, (b) the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them), or (c) the Company or any Company Subsidiary’s ability to, modify, change or terminate any Company Benefit Plan in accordance with its terms.

SECTION 4.18. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Centerview Partners LLC and Allen & Co LLC (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 4.19. Opinion of Financial Advisor. The Company Board has received the written opinion of the Centerview Partners LLC that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than shares to be cancelled in accordance with Section 2.01(b), Dissenting Shares and shares of Company Common Stock held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. A true, correct and complete copy of such opinion will be delivered to Parent promptly following the date of this Agreement on a non-reliance basis for informational purposes only; provided that the foregoing shall not be construed to prohibit the inclusion of such opinion in any filing with the SEC as required by applicable Law.

SECTION 4.20. Insurance. Each of the Company and the Company Subsidiaries maintains reasonable insurance policies with reputable insurance carriers against all risks of a character and in such amounts as the Company reasonably believes to be customary for the industries in which it and the Company Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect to the extent any claim is outstanding or would otherwise be made with respect to such period of time, and neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would reasonably be expected to constitute a Company Material Adverse Effect.

SECTION 4.21. Affiliate Transactions. Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents, (ii) Company Benefits Plans or (iii) Contracts or arrangements entered into in the ordinary course of business with customers, suppliers or service providers, Section 4.21 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts or arrangements that are in existence as of the date of this Agreement between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (x) present executive officer or director of either the Company or any of the Company Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (z) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries).

SECTION 4.22. Anti-Corruption and Anti-Bribery Laws. During the five (5) years prior to the date hereof, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries, directors, officers, employees, and to the Knowledge of the Company, Representatives acting on behalf of the Company or the Company Subsidiaries have complied with the Anti-Corruption and Anti-Bribery Laws; (b) the Company and the Company Subsidiaries have developed and implemented an Anti-Corruption and Anti-Bribery Laws compliance program reasonably designed to promote compliance with those laws; (c) neither the Company nor any of the Company Subsidiaries, directors, officers, or employees, or to the Knowledge of the Company, agents or other representatives acting on its behalf have, directly or indirectly, made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value to any Government Official or other Person in violation of any Anti-Corruption and Anti-Bribery Laws including bribes, influence or extortion payments, kickbacks, or similarly unlawful payments; and (d) neither the Company and the Company Subsidiaries, nor any of their officers, directors, or employees have received any written, or to the Knowledge of the Company, oral allegation, whistleblower complaint, or conducted any investigation regarding potential violations of the Anti-Corruption and Anti-Bribery Laws, nor have the aforementioned parties any Knowledge of actions, conditions or circumstances pertaining to the Company’s activities that would reasonably be expected to give rise to any present or future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under any Anti-Corruption and Anti-Bribery Laws.

SECTION 4.23. Export Controls. The Company and the Company Subsidiaries are, and have been at all times during the five years preceding the date hereof, in material compliance with all applicable import, export, and reexport control laws and regulations, including the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, the International Traffic in Arms Regulations maintained by the Department of State, and all other applicable import/export controls in other countries in which the Company or any of the Company Subsidiaries conducts business. Without limiting the foregoing, there are no pending or, to the Knowledge of the

Company, threatened claims against the Company or any of the Company Subsidiaries with respect to releases of technologies and software to foreign nationals located in the United States and abroad or export or re-export transactions.

SECTION 4.24. No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in Article III, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects. Without limiting the foregoing, the Company has received and may continue to receive from Parent and Merger Sub certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding Parent, its Subsidiaries and their respective businesses and operations, that were provided to the Company in good faith, and the Company is making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plan information, and the Company has not relied upon or will have any claim against Parent or any of its Subsidiaries, or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by Parent. Except for matters set forth in the Parent Disclosure Letter, as required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, (x) Parent shall, and shall cause each of the Parent Subsidiaries to, use reasonable best efforts to conduct its business in all material respects in the ordinary course and to preserve intact its business organization and business relationships and keep available the services of its current officers and employees and (y) Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) (A) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock and (y) dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent or (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock;

(ii) sell, dispose of, transfer, lease or license any of its properties or assets in an amount that exceeds $10,000,000, except (A) in the ordinary course of business, (B) dispositions of inventory or other assets that are no longer used or useful in the conduct of the business of Parent or any of its Subsidiaries, or (C) transfers among Parent and the Parent Subsidiaries;

(iii) acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the transactions contemplated by this Agreement;

(iv) (A) amend the Parent Certificate or the Parent By-laws or (B) amend in any material respect the charter or organizational documents of any Parent Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), (i) as may be required by Law or the rules and regulations of the SEC or the NYSE or (ii) as would not affect the holders of Company Common Stock whose shares are converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(v) take any actions or omit to take any actions that would or would be reasonably likely to prevent or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms of this Agreement;

(vi) adopt a plan or agreement of complete or partial liquidation or dissolution; or

(vii) authorize any of, or commit, resolve or agree to take any of the foregoing actions.

(b) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) use reasonable best efforts to preserve intact its business organization and business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, as required by applicable Law or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, authorize, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (i) acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (1) required tax withholding in connection with the vesting or settlement of Company RSUs or Company PSUs and the vesting or delivery of other awards pursuant to the Company Stock Plans and (2) forfeitures of Company RSUs and Company PSUs, pursuant to their terms as in effect on the date of this Agreement, (ii) dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company provided that any Taxes incurred by the Company or any of its Subsidiaries do not exceed $1,000,000 in the aggregate with respect to all such distributions, and (iii) the quarterly cash dividends with respect to the Company Common Stock, not to exceed the current dividend rate, with each record date and payment date consistent with the Company’s current dividend practice; provided, however that the record date for each such dividend must precede the Closing Date;

(ii) excluding transactions among solely the Company and its wholly owned Subsidiaries, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of the Company or any Company Subsidiary or equity-based awards (whether payable in cash, stock or otherwise) (other than the issuance of Company Common Stock (1) upon the settlement of Company RSUs or Company PSUs and the vesting, settlement or delivery of other awards pursuant to the Company Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted or modified as permitted by the provisions of Section 5.01(b)(ii) of the Company Disclosure Letter, (2) pursuant to the Company ESPP, in accordance with its terms in effect on the date of this Agreement) and (3) the issuance of Company RSUs and Company PSUs (or shares of capital stock with respect thereto) as set forth in Item C of Section 5.01(b)(ii) of the Company Disclosure Letter, representing the right to acquire, in the aggregate, up to 425,000 shares of Company Common Stock, provided no individual award may exceed 15,000 shares of Company Common Stock and that such Company RSUs and Company PSUs, except for such Company RSUs granted to members of the Company Board or as set forth in Section 5.01(b)(ii) of the Company Disclosure Letter, will not provide for the acceleration of vesting upon or in connection with the Merger (but will continue to be subject to double trigger accelerated vesting in the event of a without cause termination of employment within twelve (12) months of the Closing Date, with the Merger constituting a “change of control” for such purpose), (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, other than grants of awards, or modifications to existing awards consistent with Section 5.01(b)(ii) of the Company Disclosure Letter, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary or (F) any Company Voting Debt;

(iii) (A) amend the Company Charter or the Company By-laws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary, except as may be required by the rules and regulations of the SEC or the NYSE;

(iv) (A) grant to any current or former director, officer or employee of the Company or any Company Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except (w) in the ordinary course of business consistent with past practice, (x) consistent with Section 5.01(b)(iv) of the Company Disclosure Letter, (y) for merit based base salary increases made as part of the Company’s annual review process in 2017 consistent with past practices as set forth in Item A of Section 5.01(b)(iv) of the Company Disclosure Letter or (z) to the extent required under any Company Benefit Plan as in effect as of the date of this Agreement, (B) engage in promotions of employees, fill open employee positions or modify employee job descriptions, except in the ordinary course of business consistent with past practice, (C) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any Company Benefit Plan as in effect as of the date of this Agreement, (D) terminate the employment of any Covered Employee other than for cause, or create a condition that would permit a Covered Employee to resign with “good reason,” or (E) enter into or adopt any material Company Benefit Plan or amend in any material respect any material Company Benefit Plan or any award issued thereunder (other than routine changes to welfare plans that would not result in more than a de minimis increase to the Company’s costs under such Company Benefit Plans) (which (i) if the Closing occurs prior to June 1, 2017, includes increases to Company medical, dental, and vision plans of no more than one percent (1%) in the aggregate, and (ii) if the Closing occurs after June 1, 2017, includes increases to Company medical, dental, and vision plans of no more than ten percent (10%) in the aggregate), except for any amendments in the ordinary course of business consistent with past practice, consistent with Section 5.01(b)(iv) of the Company Disclosure Letter or in order to comply with applicable Law (including Section 409A of the Code);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (or interpretations thereof by the Financial Accounting Standards Board or any similar organization generally considered authoritative with respect to the interpretation of GAAP, or a change in applicable Law, in each case after the date of this Agreement;

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice);

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any tangible properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $5,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii);

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness, provided that (1) the execution, delivery, and performance of this Agreement and the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness and (2) such replacement Indebtedness shall otherwise be on substantially similar terms or terms that are more favorable to the Company, shall not provide for call protection or prepayment penalties that would increase the costs of refinancing or repayment as compared to the existing Indebtedness being replaced, shall contain covenants that are no more restrictive to the Company, and shall be for the same or lesser principal amount, as the Indebtedness being replaced; or (C) guarantees by the Company of Indebtedness of any wholly owned Company Subsidiary; or (D) additional borrowings under the Company’s existing revolving credit facility (in accordance with the terms of such facility existing on the date hereof) for working capital purposes in the ordinary course of business consistent with past practices in an amount not to exceed $10,000,000 in the aggregate;

(ix) make any capital expenditures in excess of $12,000,000 in the aggregate for the period January 1, 2017 through March 31, 2017, or in excess of $18,500,000 in the aggregate for the period January 1, 2017 through June 30, 2017;

(x) enter into or amend any material Contract to the extent consummation of the Merger or compliance by the Company or any Company Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or result in any material alteration of, any provision of such Contract or amendment;

(xi) enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (a) equal to or lesser than the amounts reserved with respect thereto on the Filed Company SEC Documents or (b) do not exceed $1,000,000 in the aggregate;

(xiii) sell, lease (as lessor), abandon, encumber, convey title (in whole or in part), mortgage, license or grant any right to, subject to any Lien or otherwise dispose of any material Company Intellectual Property, or enter into licenses or agreements that impose material restrictions upon the Company or any of the Company Subsidiaries with respect to Company Intellectual Property, in each case other than in the ordinary course of business consistent with past practice;

(xiv) enter into, amend or modify any Material Contract of a type described in Section 4.14(a)(iv), (vi), (vii) or (ix) or any Contract that would be such a Material Contract if it had been entered into prior to the date of this Agreement or amend or modify any material Contract of a type described in Section 4.14(a)(i);

(xv) (i) make or change any material election with respect to Taxes, (ii) adopt or change any material method of Tax accounting, (iii) amend any material Tax Return, (iv) extend or waive the limitation period for any material claim or assessment in respect of Taxes or (v) enter into any closing agreement, settle or compromise any claim, action or proceeding relating to any material Tax liability or material Tax refund (unless such closing agreement, settlement, or compromise either (x) is equal to or lesser than the reserves established on the financial statements included in the Filed Company SEC Documents in respect of the claim or assessment that is the subject of such closing agreement, settlement or compromise or (y) does not exceed $1,000,000 in the aggregate for all such closing agreements, settlements and compromises);

(xvi) enter into any new line of business outside of its existing business;

(xvii) take any actions or omit to take any actions that would or would be reasonably likely to prevent or materially delay the ability of Parent, the Company or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms of this Agreement;

(xviii) fail to pay any maintenance and similar fees or fail to take any other appropriate maintenance or prosecution actions as necessary to prevent the abandonment, loss or impairment of any registrations or applications to register any Company-Owned Intellectual Property Rights that are material to the conduct of the Company’s business, except for maintenance or prosecution decisions made in the ordinary course of business consistent with past practice;

(xix) enter into any agreement to purchase or sell any interest in real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property;

(xx) enter into any Contract related to any construction, tenant improvements or other facilities-related project, or make any modifications or change orders to or provide any approvals of any such Contracts, in excess of $1,000,000 in the aggregate;

(xxi) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xxii) enter into any statements of work or similar Contracts related to the Company’s business transformation initiative known as Project Atlas; or

(xxiii) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(c) Advice of Changes. Parent and the Company shall promptly advise the other in writing of any change or event that, individually or in the aggregate with all past changes and events, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person, to cause any of the conditions set forth in Article VII not to be satisfied, or to materially delay or impede the ability of such party to consummate the Closing.

SECTION 5.02. Transaction Solicitation Period.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. New York City time on February 9, 2017 (the “Transaction Solicitation Period”), the Company may, directly or indirectly, including with the assistance of investment bankers, attorneys, accountants and other Representatives of the Company, (i) actively seek and take any action to initiate, solicit, encourage or otherwise facilitate (whether publicly or otherwise) any Takeover Proposal, and (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, or that may be expected to lead to, a Takeover Proposal, and in connection with such efforts, the Company may authorize its or any of its Subsidiaries’ officers, directors, employees, agents or other Representatives (including any investment banker, attorney or accountant retained by the Company or by any of the Subsidiaries of the Company), directly or indirectly, to initiate, solicit, encourage or otherwise facilitate (whether publicly or privately) efforts by any Person or group (each a “Prospective Acquirer”) to decide whether to make a Takeover Proposal.

(b) During the Transaction Solicitation Period, the Company may provide non-public information about the Company and its Subsidiaries to Prospective Acquirers, but the Company will not provide, or authorize anyone to provide, non-public information about the Company or any of its Subsidiaries to a Prospective Acquirer unless the Prospective Acquirer enters into a confidentiality agreement with the Company not less restrictive of the Prospective Acquirer than the Confidentiality Agreement, except that the confidentiality agreement between the Company and such Prospective Acquirer need not prohibit the making of a non-public Takeover Proposal to the Company Board. If the Company provides to any Prospective Acquirer non-public information about the Company or any of its Subsidiaries that the Company has not provided to Parent, the Company will promptly provide that non-public information to Parent, except to the extent providing Parent with such information is prohibited by applicable Law.

(c) If at any time during the Transaction Solicitation Period the Company Board is presented with or receives a bona fide, written or oral Takeover Proposal from a Prospective Acquirer, then the Company shall promptly, and in any event within 48 hours of the receipt thereof, advise Parent in writing of such Takeover Proposal, the material terms and conditions of such Takeover Proposal (including any material amendments thereto) and the identity of the Person making such Takeover Proposal. The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof that prohibits the Company from complying with this Section 5.02(c).

SECTION 5.03. No Solicitation by the Company; Company Board Recommendation.

(a) After the end of the Transaction Solicitation Period, except, in each case, with respect to an Excluded Party, the Company shall not, nor shall it authorize or instruct any of its Subsidiaries or any of its and their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate any Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or knowingly furnish to any Person any non-public or confidential information with respect to any Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, except, in each case, with respect to an Excluded Party, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, and which Takeover Proposal was not solicited after the end of the Transaction Solicitation Period and was made after the date of this Agreement and prior to the Company Stockholders Meeting and did not otherwise result from a breach of this Section 5.03(a), the Company may, subject to compliance with Section 5.03(c), (x) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its Representatives and any financing sources) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person, except to the extent providing Parent with such information is prohibited by applicable Law) pursuant to a customary confidentiality agreement with the

Person making such Takeover Proposal (or with one or more of its financing sources) not less restrictive of such Person than the Confidentiality Agreement (except that the confidentiality agreement between the Company and such Prospective Acquirer need not prohibit the making of a non-public Takeover Proposal to the Company Board), and (y) participate in discussions regarding the terms of such Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Takeover Proposal (and such Person’s Representatives and any financing sources). For the avoidance of doubt, notwithstanding the end of the Transaction Solicitation Period, the Company and the Company Subsidiaries and their respective Representatives may continue to engage in the activities described in this Section 5.03(a) with respect to any Excluded Party, including with respect to any amended proposal submitted by any Excluded Party, so long as such Person continues to be an Excluded Party. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Company Subsidiary or any Representative of the Company or any of its Subsidiaries shall constitute a breach of this Section 5.03(a) by the Company.

(b) Except as set forth below, neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Parent), or propose publicly to withdraw (or modify in any manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof with respect to this Agreement or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Takeover Proposal (any action in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of its Subsidiaries to execute or enter into, any Alternative Acquisition Agreement. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval:

(i) other than in connection with a bona fide Takeover Proposal that constitutes a Superior Proposal, the Company Board may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law if and only if:

(A) the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board has (i) so determined; and (ii) resolved to effect an Adverse Recommendation Change pursuant to this Section 5.03(b), which notice will describe the Intervening Event in reasonable detail; and

(B) prior to effecting such Adverse Recommendation Change, the Company and its Representatives, during such three Business Day period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines in good faith that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable Law; or

(ii) if the Company has received a bona fide written Takeover Proposal that the Company Board has concluded in good faith (after consultation with the Company’s outside counsel and financial advisor) is a Superior Proposal, then the Company Board may (A) effect an Adverse Recommendation Change with respect to such Superior Proposal or (B) authorize the Company to terminate this Agreement pursuant to Section 8.01(f) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, in each case if and only if:

(A) the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable Law;

(B) the Company has complied with its obligations in all material respects pursuant to this Section 5.03 with respect to such Takeover Proposal; and

(C) (i) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide written Takeover Proposal that has not been withdrawn; (B) concluded in good faith that such Takeover Proposal constitutes a Superior Proposal; and (C) resolved to effect an Adverse Recommendation Change or to terminate this Agreement pursuant to this Section 5.03, which notice will describe the basis for such Adverse Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Takeover Proposal, the material terms of such Takeover Proposal and copies of all relevant documents relating to such Takeover Proposal; and (ii) prior to effecting such Adverse Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent has requested to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal would cease to constitute a Superior Proposal; it being understood that (a) in the event of any material revisions to such Takeover Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.03 with respect to such new written notice, except that with respect to a Takeover Proposal made by an Excluded Party, references to three (3) Business Days in this Section 5.03(b) shall be deemed to be two (2) Business Days from and after the second time such a notice is given and (b) the Company Board, at the end of the Notice Period (after consultation with the Company’s outside counsel and financial advisor), must have in good faith reaffirmed its determination that such bona fide written Takeover Proposal is a Superior Proposal.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.03, following the end of the Transaction Solicitation Period the Company shall promptly, and in any event within 48 hours of the receipt thereof, advise Parent in writing of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the person making any such Takeover Proposal. The Company shall (x) keep Parent informed in all material respects and on a reasonably current basis of the status and details (including any change to the terms thereof) of any Takeover Proposal, and (y) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between the Company or any of the Company Subsidiaries and any Person that describes any of the terms or conditions of any Takeover Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit the Company from (w) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (x) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law,(y) in response to an inquiry, responding to inform any Person solely of the existence of the provisions contained in this Section 5.03 or (z) making any “stop, look and listen” statement pursuant to Rule 14d-9(f) under the Exchange Act. The making of a disclosure permitted under this Section 5.03(d) shall not be, in itself, a breach of this Section 5.03; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Takeover Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed; provided, further, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate this Section 5.03.

(e) For purposes of this Agreement:

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement constituting or related to any Takeover Proposal.

“Excluded Party” means any Person or group from whom the Company has received, after the execution of this Agreement and prior to the end of the Transaction Solicitation Period, a written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor), not later than the last day of the Transaction Solicitation Period, constitutes or is reasonably likely to lead to a Superior Proposal; provided that such Person or group shall cease to be an Excluded Party at 11:59 p.m. Eastern time on the thirty-fifth (35th) calendar day following the end of the Transaction Solicitation Period; provided that if the process contemplated by Section 5.03(b)(ii)(C) has commenced on or prior to such thirty-fifth (35th) calendar day, such Person shall continue to be an Excluded Party until the fifth (5th) calendar day following the day, if applicable, on which Parent has most recently delivered a revised proposal or offer with respect to which such Excluded Party has not, within such 5-day period, delivered a new or amended written Takeover Proposal that the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) constitutes a Superior Proposal (it being agreed that for purposes of this clause (ii), the reference to “Merger” in the definition of Superior Proposal shall be deemed to be a reference to the Merger as modified by such revised proposal or offer from Parent, and it further being agreed that any amended or modified Takeover Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Takeover Proposal).

“Intervening Event” means any positive change, effect, development, circumstance, condition, event or occurrence that (i) as of the date of this Agreement was not known to the Company Board, or the consequences of which (based on facts known to the members of the Company Board as of the date of this Agreement) were not reasonably known or understood as of the date of this Agreement; and (ii) does not relate to a Takeover Proposal.

“Superior Proposal” means any bona fide written Takeover Proposal (for purposes of this definition, replacing all references in the definition of “Takeover Proposal” to 20% with 50%) that is on terms which the Company Board determines in good faith (after consultation with the Company’s outside counsel and financial advisor) (A) to be superior from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement), and (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal, financing conditionality or financing contingency and other aspects of such proposal.

“Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary (but only if the result of any such transaction with a Company Subsidiary (and not the Company) would fall within the scope of clause (ii) of this definition), (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or (v) any combination of the foregoing (in each case, other than the Merger).

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Proxy Statement; Company Stockholders Meeting. (a)As soon as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC a proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall (i) prepare and cause the foregoing to be filed within five (5) Business Days following the last day of the Transaction Solicitation Period, provided that if as of the last day of the Transaction Solicitation Period any Person continues to be an Excluded Party, such filing shall be made within five (5) Business Days following the date no Person continues to be an Excluded Party, and (ii) use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement, and the Form S-4 and Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Stock Consideration for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Stock Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and

Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as soon as practicable after the Form S-4 is declared effective under the Securities Act, (i) duly call, give notice of, convene and hold the Company Stockholders Meeting for the sole purpose of seeking the Company Stockholder Approval, (ii) cause the Proxy Statement to be mailed to the Company’s stockholders and (iii) subject to Section 5.03(a) and Section 5.03(d), solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.03(a). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the Company Stockholders Meeting is scheduled, (i) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, (ii) after consultation between the Company and Parent, the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement or (iii) Parent otherwise provides written consent to such postponements or adjournments, the Company shall make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or by the making of any Adverse Recommendation Change by the Company Board unless the Agreement is terminated in accordance with its terms; provided, however, that if the public announcement of an Adverse Recommendation Change or the Company’s delivery of a written notice to Parent of an Adverse Recommendation Change is less than ten (10) Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to postpone the Company Stockholders Meeting to a date not more than ten (10) Business Days after such event.

SECTION 6.02. Access to Information; Confidentiality. Subject to applicable Law, from the date hereof until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access during the period prior to the Effective Time to all their respective properties, books, contracts, Tax Returns, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality Agreement.

SECTION 6.03. Required Actions. (a)Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement.

(b) In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In connection with and without limiting Section 6.03(a), the Company and Parent shall promptly enter into discussions with the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities and eliminate each and every other impediment that may be asserted by such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible.

(d) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) cause the Merger to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable Antitrust Laws or to Governmental Entities with respect to the Merger, (iii) promptly furnish information required in connection with such submissions and filing to such Governmental Entities or under such Antitrust Laws, and (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Entities under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws, and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the transactions contemplated by this Agreement. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Entities that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. In furtherance of the foregoing: (x) each party hereto agrees to (1) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as soon as practicable and in any event within ten (10) Business Days of the date hereof (unless the parties otherwise agree to a different date), (2) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (3) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.03(d), Section 6.03(e) and Section 6.03(f) necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable and (y) each party agrees to (1) make or cause to be made the appropriate filings under any Foreign Antitrust Laws as soon as practicable, (2) supply as soon as practical any additional information and documentary material that may be required or requested by any Governmental Entity and (3) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 6.03(d), Section 6.03(e) and Section 6.03(f) as necessary to obtain any necessary approvals, consents, waivers, permits, authorizations or other actions or non-actions from each Governmental Entity as soon as practicable.

(e) Information. The Company, Parent and Merger Sub shall: (i) promptly notify the other parties hereto of, and if in writing, furnish the other parties with copies of any communication to such Person from a Governmental Entity regarding the filings and submissions described in Section 6.03(d) and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any communication from a Governmental Entity regarding the filings and submissions described in Section 6.03(d), (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Merger and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the Merger without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate; provided, that the parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Merger.

(f) In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Merger Sub (and their respective controlled Affiliates, if applicable) will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products, or businesses of the Company and the Company Subsidiaries; and (B) any other restrictions on the activities of the Company and the Company Subsidiaries; and (ii) contest, defend, and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any such action unless the effectiveness of such action or agreement is conditioned upon Closing. Notwithstanding anything to the contrary in this Agreement, in no event will Parent or Merger Sub be obligated pursuant to this Agreement to, and the Company will not without the prior written consent of Parent, take any of the actions in (i) of this paragraph (f) where such action, individually or in the aggregate, would involve assets or a business of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or any combination thereof and would result in the loss of revenues (as measured by revenues for the 12 months ended December 31, 2016) in excess of $125 million.

SECTION 6.04. Stock Plans; Benefit Plans. (a)Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions as are necessary to effect the following:

(i) adjust the terms of all Company RSUs which are outstanding immediately prior to the Effective Time and either (a) are vested as of immediately prior to the Effective Time, (b) that vest as a result of the consummation of the Merger, or (c) that are held by any non-employee member of the Company Board (whether or not then vested) (such Company RSUs, the “Vested Company RSUs”) to provide for the settlement of such Vested Company RSUs, immediately prior to the Effective Time, into shares of Company Common Stock that, in turn, convert into the right to receive the Merger Consideration pursuant to Section 2.01(c).

(ii) adjust the terms of all Company PSUs which are outstanding immediately prior to the Effective Time (whether or not then vested), to provide for the settlement of such Company PSUs, immediately prior to the Effective Time, into such number of shares of Company Common Stock that would be delivered to the holder of such Company PSU assuming the achievement of the performance goals applicable to such award at target, and assuming the satisfaction of all other conditions to such delivery that, in turn, convert into the right to receive the Merger Consideration pursuant to Section 2.01(c);

(iii) adjust the terms of all Company RSUs (or portion thereof) which are outstanding immediately prior to the Effective Time and are not Vested Company RSUs or Company PSUs (the “Converted Company RSUs”) to provide that, at the Effective Time, such Converted Company RSUs shall be assumed as of the Effective Time and represent, immediately after the Effective Time, the right to receive, on the same terms and conditions (including the terms and conditions relating to the achievement of performance goals) as were applicable under such award immediately prior to the Effective Time (including, but not limited to, vesting conditions), a number of shares of Parent Common Stock, rounded up to the nearest whole share, equal to the product of (1) the applicable number of shares of Company Common Stock subject to such award, multiplied by (2) the Stock Award Exchange Ratio; and

(iv) For the purposes of this Section 6.04(a), “Stock Award Exchange Ratio” means the sum of (i) the Exchange Ratio plus (ii) a fraction resulting from dividing the Cash Consideration by the closing price per share of Parent Common Stock on the last trading day immediately preceding the Closing Date.

(b) At the Effective Time, Parent shall assume all the obligations of the Company under the Company Stock Plans, each outstanding Converted Company RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Company RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Company RSUs shall continue in effect on the same terms and conditions, including, but not limited to vesting conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted Company RSUs in accordance with this Section 6.04. As soon as reasonably practicable, but in no event later than 20 days, after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to Converted Company RSUs and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Company RSUs remain outstanding.

(d) The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 6.04 to any holder of Vested Company RSUs and Company PSUs such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, or local Law related to Tax, and the Surviving Corporation shall make any required filings with and payments to Tax authorities relating to any such deduction or withholding. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Vested Company RSUs and Company PSUs in respect of which such deduction and withholding was made by the Surviving Corporation.

(e) All payments required under this Section 6.04 in respect of each Vested Company RSU or Company PSU, in each case, that is considered “deferred compensation” that is subject to Section 409A of the Code shall be payable at the time provided for payment or settlement of the applicable Vested Company RSU or Company PSU pursuant to the terms of the applicable agreement, arrangement or plan relating to such Vested Company RSU or Company PSU.

(f) Prior to the Effective Time, the Company shall take such action as may be necessary or advisable to (A) provide that, after the date of this Agreement, no new participants can be admitted into the Company ESPP and no current participant can increase such participant’s contribution levels; (B) provide that no further purchase periods other than the purchase period currently in effect shall commence under the Company ESPP on or following the date of this Agreement; (C) terminate all purchase periods under the Company ESPP as of a date that is no later than the last Company payroll date before the Closing Date (the “Final Exercise Date”); and (D) terminate the Company ESPP as of the Final Exercise Date, subject to the Closing. Each outstanding right under the Company ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Company Common Stock in accordance with the terms of the Company ESPP.

SECTION 6.05. Indemnification, Exculpation and Insurance. (a)Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the

Company and the Company Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company of any of the Company Subsidiaries as a director or officer of another Person (the “the Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each the Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within ten Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, cause the certificate of incorporation and by-laws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the indemnitees no less favorable to the indemnitees than as set forth in the Company Charter or the Company By-laws in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the indemnitees except as required by applicable Law.

(b) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(c) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute polices for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by the Company for such insurance for the year ending December 31, 2015 (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e) From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and the Company Subsidiaries under Section 6.05(a).

SECTION 6.06. Fees and Expenses. (a)Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) The Company shall pay to Parent a fee of $99,000,000 (the “Termination Fee”) if:

(i) Parent terminates this Agreement pursuant to Section 8.01(e); provided that if either the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(iii) at any time after Parent would have been permitted to terminate this Agreement pursuant to Section 8.01(e), this Agreement shall be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.06(b)(i);

(ii) Parent terminates this Agreement pursuant to Section 8.01(d) as a result of a breach by the Company of, or failure by the Company to perform, the Company’s obligations under Section 6.01(d), if such breach shall have occurred or continued after a Takeover Proposal shall have been made to the Company or shall have been made directly to the stockholders of the Company generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal;

(iii) (A) prior to the Company Stockholders Meeting, a Takeover Proposal shall have been made to the Company and not withdrawn or shall have been made directly to the stockholders of the Company generally and not withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal not subsequently withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i) prior to the Company Stockholders Meeting or Section 8.01(b)(iii) and (C) within 12 months of such termination, the Company enters into an Alternative Acquisition Agreement or a Takeover Proposal is consummated (provided that for purposes of clause (C) of this Section 6.06(b)(iii), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”);

(iv) (A) prior to the Company Stockholders Meeting, a Takeover Proposal shall have been made to the Company which is withdrawn or shall have been made directly to the stockholders of the Company generally and is withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal which is subsequently withdrawn, (B) this Agreement is terminated pursuant to (i) Section 8.01(b)(i) prior to the Company Stockholders Meeting or (ii) Section 8.01(b)(iii) and such Takeover Proposal was publicly withdrawn without qualification less than fifteen (15) calendar days prior to the date of the Company Stockholders Meeting and (C) within 12 months of such termination, the Company enters into an Alternative Acquisition Agreement with the Person making the Takeover Proposal that was withdrawn (or any Affiliate of such Person) or any Takeover Proposal with the Person making the Takeover Proposal that was withdrawn (or any Affiliate of such Person) is consummated (provided that for purposes of clause (C) of this Section 6.06(b)(iv), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(v) the Company terminates this Agreement pursuant to Section 8.01(f) and the counterparty to such Alternative Acquisition Agreement is not an Excluded Party.

Any Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds (x) in the case of clauses (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clauses (iii) or (iv) above, on the date of the first to occur of the events referred to in clause (iii)(C) or (iv)(C), as applicable, above.

(c) The Company shall pay to Parent a fee of $49,500,000 (the “Excluded Party Termination Fee”) if the Company terminates this Agreement pursuant to Section 8.01(f) and the counterparty to such Alternative Acquisition Agreement is an Excluded Party.

(d) The Company acknowledges and agrees that the agreements contained in Section 6.06(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to Section 6.06(b), and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of Bank of America in effect on the date such payment was required to be made, plus five percent. In no event shall the Company be obligated to pay more than one termination fee.

(e) Notwithstanding the foregoing, in no event shall the Company be required to pay (i) both the Termination Fee and the Excluded Party Termination Fee or (ii) either the Termination Fee or the Excluded Party Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which the Company is obligated to pay the Termination Fee or the Excluded Party Termination Fee under this Section 6.06 and the Termination Fee or the Excluded Party Termination Fee, as applicable, is paid, the payment of the Termination Fee or the Excluded Party Termination Fee, as applicable, shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated by this Agreement, and, upon payment of the Termination Fee or Excluded Party Termination Fee, as applicable, pursuant to this Section 6.06, the Company and the Company Subsidiaries and its and their respective directors, officers, employees, stockholders and other Representatives shall have no further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or any of their respective Subsidiaries; provided, however, that (A) the parties hereto will remain obligated and entitled to remedies with respect to Section 6.06(d), and (B) nothing in this Section 6.06(e) shall relieve any party hereto from liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement.

(f) Parent shall pay to the Company a fee of $125,000,000 (the “Reverse Termination Fee”) if:

(i) Either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) due to the conditions set forth in Section 7.01(c) or 7.01(d) not having been satisfied by the End Date or

(ii) either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(ii) due to a Legal Restraint imposed in connection with the antitrust approvals set forth in Section 7.01(c) or 7.01(d).

(g) Parent acknowledges and agrees that the agreements contained in Section 6.06(f) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Parent fails promptly to pay the amount due pursuant to Section 6.06(f), and, in order to obtain such payment, the Company commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of Bank of America in effect on the date such payment was required to be made, plus five percent. In no event shall Parent be obligated to pay more than one termination fee.

(h) Notwithstanding the foregoing, in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, the parties agree that if this Agreement is terminated under circumstances in which Parent is obligated to pay the Reverse Termination Fee under this Section 6.06 and the Reverse Termination Fee is paid, the payment of the Reverse Termination Fee shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated by this Agreement, and, upon payment of the Reverse Termination Fee pursuant to this Section 6.06, Parent and the Parent Subsidiaries and its and their respective directors, officers, employees, stockholders and other Representatives shall have no further monetary liability with respect to this Agreement or the transactions contemplated by this Agreement to the Company or any of the Company Subsidiaries; provided, however, that (A) the parties hereto will remain obligated and entitled to remedies with respect to Section 6.06(g) and (B) nothing in this Section 6.06(h) shall relieve any party hereto from liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement.

SECTION 6.07. Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or any of its directors or officers relating to this Agreement, the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent. Without limiting in any way the parties’ obligations under Section 6.03, the Company shall cooperate, shall cause the Company Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation.

SECTION 6.08. Section 16 Matters. Prior to the Effective Time, the Company, Parent and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b -3 promulgated under the Exchange Act and (b) any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.09. Financing. (a)Parent shall use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange and consummate the Debt Financing on a timely basis on the terms and subject to the conditions described in the Debt Commitment Letter and the Fee Letters (including the “flex” provisions) to the extent the proceeds thereof are needed to consummate the transactions contemplated by this Agreement. Parent shall use its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and comply with its obligations and conditions thereunder, (ii) negotiate and enter into definitive agreements on a timely basis with respect to the Debt Financing on terms and conditions (including “flex” provisions) contained in the Debt Commitment Letter or otherwise no less favorable to Parent than those contained in the Debt Commitment Letter (the “Financing Agreements”), (iii) satisfy (or have waived) on a timely basis all conditions and covenants applicable to Parent in the Debt Commitment Letter that are within its control at or prior to the Closing (including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing), and otherwise comply in all material respects with its obligations under the Debt Commitment Letter (including the Financing Agreements), (iv) enforce all its respective rights under the Debt Commitment Letter and (v) except to the extent Parent otherwise has cash resources at Closing to fund its payment obligations in full hereunder, upon satisfaction of the conditions set forth in the Debt Commitment Letter (or waiver thereof), consummate the Debt Financing at or prior to the Closing. Parent shall not permit any amendment, supplement or modification to be made to, or any waiver by Parent of any provision or remedy under the Debt Commitment Letter or any Financing Agreement if such amendment, supplement, modification or waiver expands on the conditions precedent or contingencies to the funding on the “Closing Date” of the Debt Financing as set forth in the Debt Commitment Letter as in effect on the date of this Agreement, in a manner that would reasonably be expected to prevent, impair or materially delay the consummation of the transactions contemplated by this Agreement; provided that Parent may replace, amend, supplement or modify the Debt Commitment Letter to add agents, co-agents, lenders, arrangers, joint bookrunners, managers or other entities that have not executed the Debt Commitment Letter as of the date hereof in accordance with the provisions therein. Parent shall promptly deliver to the Company true and complete copies of any such replacement, amendment, supplement, modification or waiver. For purposes of this Section 6.09, references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 6.09 and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or substituted by this Section 6.09.

(b) In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) or the Financing Agreements, Parent shall (a) give prompt notice to the Company and (b) use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and subject to conditions that are not materially less favorable, taken as a whole, to Parent than those set forth in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) as in effect on the date hereof, in an amount sufficient, when combined with cash on hand and borrowings under any existing credit facilities or other financing arrangements, to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the occurrence of such event. Notwithstanding anything to the contrary contained in this Agreement, Parent shall have the right from time to time to substitute other committed debt financing or the proceeds of consummated debt or equity transactions, or available cash or cash equivalents, for all or any portion of the Debt Financing from the same and/or any alternative financing source; provided, that, in the case of committed debt financing, any such substitution shall not expand upon in any material respect the conditions precedent or contingencies to the funding on the “Closing Date” of the Debt Financing as set forth in the Debt Commitment Letter (including the “flex” provisions set forth in the Fee Letters) as in effect on the date of this Agreement in a manner that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement. In such event, the term “Debt Commitment Letter” as used herein shall be deemed to include the new commitment letter (the “New Debt Financing Commitment”), if any, entered into in accordance with this Section 6.09(b) (any financing arranged under this Section 6.09(b) to substitute for all or any portion of the Debt Financing or if any portion of the Debt Financing becomes unavailable shall be referred to as the “Alternate Debt Financing”). Parent will provide the Company with a true, complete and correct copy of any New Debt Financing Commitment obtained by Parent in connection with an Alternate Debt Financing promptly following the execution thereof (other than fees and other information redacted from such agreements that is consistent with the information redacted from the Fee Letters as permitted by Section 3.12(a)). For the avoidance of doubt, if the Debt Financing or the Alternate Debt Financing, as applicable, is available and the conditions to Closing set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than those conditions that by their nature will be satisfied (or waived) at the Closing, subject to satisfaction or waiver of such conditions at the Closing), Parent shall use its reasonable best efforts to take all actions within its control necessary to incur the Indebtedness provided under the Debt Financing or the Alternate Debt Financing, as applicable, to consummate the Merger, to the extent the proceeds thereof are needed to consummate the Merger. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.09(b) shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to (i) bring any enforcement action, including commencing or filing any Legal Proceeding, against any Debt Financing Source to enforce its rights under the Debt Commitment Letter or (ii) pay any fees in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise); provided, that Parent shall pay all fees required by the Debt Commitment Letter as they become due.

(c) Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing (or replacement thereof) as the Company may reasonably request, and shall provide the Company with true and complete copies of all Financing Agreements entered into prior to the Closing Date and, as the Company may reasonably request from time to time, drafts of such documents posted to a lender syndicate group; provided that the Fee Letters may be redacted in accordance with Section 6.09(a); provided, further, that in no event will Parent be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice of any material breach or default by any party to any of the Debt Commitment Letter or Financing Agreements of which Parent becomes aware.

(d) Parent acknowledges and agrees that the obtaining of the Debt Financing, or any Alternate Debt Financing, is not a condition to Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing or any Alternate Debt Financing.

(e) The Company shall use its reasonable best efforts to provide to Parent, on a reasonably timely basis, all cooperation and assistance as may be reasonably requested by Parent that is customary in connection with the arrangement, syndication and consummation of the Debt Financing and repayment of Existing Indebtedness of the Company and its Subsidiaries, including by using its reasonable best efforts to (i) provide reasonable cooperation with the marketing efforts of Parent and lenders or initial purchasers for any of the Debt Financing, including using reasonable best efforts, upon reasonable advance notice, to cause its Representatives (including members of senior management and advisors of the Company and its Subsidiaries) to be available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions, and sessions with rating agencies, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (to the extent relating to the Company and its Subsidiaries), road show presentations and similar documents reasonably necessary or advisable in connection with the Debt Financing, including the preparation and furnishing in a reasonably timely fashion of all financial statements and other customary data to be included in connection therewith (including all audited financial statements and unaudited financial statements (which shall have been reviewed by the independent accountants for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722) referred to in clause 4 of Exhibit H to the Debt Commitment Letter), information regarding the Company and its Subsidiaries reasonably required for Parent to prepare pro forma financial statements as contemplated in clause 6 of Exhibit H to the Debt Commitment Letter (it being understood that the Company need only assist in the preparation thereof, but shall not be required to prepare independently any separate pro forma financial statements), financial data, audit reports and other information regarding the Company and its Subsidiaries of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act of 1933, as amended, and related forms for a registered public offering of debt securities and all information regarding the Company and its Subsidiaries reasonably necessary for the preparation of updated financial projections for Parent after giving effect to the Merger (A) of type and form customarily included in private placements of debt securities under Rule 144A, to consummate the offering(s) of debt securities contemplated by the Debt Commitment Letter (which, for the avoidance of doubt, shall not include financial statements required by Rule 3-10 or Rule 3-16 of Regulation S-X, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) and (B) for the syndication of bridge loan commitments and facilities and secured revolving credit and term loan commitments and facilities contemplated under the Debt Commitment Letter (the financial statements, financial information reasonably required for Parent to prepare pro forma financial statements, and other historical financial information referred to in this clause (ii), the “Required Information”), (iii) assist with the preparation of Financing Agreements, including the use of reasonable best efforts to assist Parent in connection with the preparation of any pledge and security agreements (including schedules and exhibits thereto) required in connection with the Debt Financing and facilitate the granting of a security interest (and perfection thereof) in collateral to secure the Debt Financing, (iv) use reasonable best efforts to cause the Company’s independent auditors to provide, consistent with customary practice, (A) consent to offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, in each case, to the extent such consent is required, customary auditors reports and customary comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company and its Subsidiaries, (B) reasonable assistance in the preparation of pro forma financial statements by Parent and (C) reasonable assistance and cooperation to Parent, including attending the accounting due diligence sessions of the Company, (v) provide and execute documents as may be reasonably requested by Parent and necessary for the consummation of the transactions contemplated by this Agreement; provided that no obligation of the Company under any such documents shall be effective until the Closing, (vi) reasonably cooperate with the Debt Financing Sources and their respective agents with respect to their reasonably requested due diligence, (vii) furnish Parent and the Debt Financing Sources in a reasonably timely basis with all documentation and other information required by any Governmental Entity with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, (viii) provide customary authorization and management representation letters representing that the information provided by the Company for inclusion in any confidential information memorandum or lender presentation does not include material non-public information about the Company and its Subsidiaries, and designate the information provided by the Company for presentation to lenders as suitable to be made available to lenders who do not wish to receive material non-public information, (ix) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Existing Indebtedness of the Company or any of the Company Subsidiaries contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date (subject to receipt from Parent of the funds necessary to effectuate the pay-off contemplated by such payoff letters, lien terminations and instruments of discharge), and, if requested by Parent, arranging for redemption notices for Existing Indebtedness to be given at Closing or prior to Closing and conditional on the occurrence of the Closing, and (x) satisfy the conditions precedent set forth in the Debt Commitment Letter or any Financing Agreement to the extent the satisfaction of such conditions requires the cooperation of or is within the control of the Company or its Subsidiaries. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Debt Financing, provided that such logos are not used in a manner that would reasonably be expected to harm, disparage or adversely affect the Company, its Subsidiaries, their marks or their reputation.

(f) Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement shall require any cooperation by the Company, the Company Subsidiaries or any of their respective Representatives to the extent that (A) it would require the Company to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities that are not reimbursed by Parent as provided in Section 6.09(g) below or give any indemnities prior to Closing, (B) it would require the Company to take any action that in the good faith judgment of the Company unreasonably interferes with the ongoing business or operations of the Company and/or any Company Subsidiary, (C) it would require the Company or any Company Subsidiary to enter into, execute or approve any agreement or other documentation that would be effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation or certificate that would be effective prior to the Closing (other than the execution of customary authorization and representation letters and the delivery of any notices to the holders of any outstanding debt as may be required by the terms thereof), (D) it would require the Company or any Company Subsidiary to provide, and Parent shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood and agreed that the Company and the Company Subsidiaries shall assist Parent in Parent’s preparation of the pro forma financial information as and to the extent contemplated by Section 6.09(c)), (2) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to any component of such financing or (4) subsidiary financial statements or other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X, (E) it would require the Company to provide any information the disclosure of which is prohibited by or restricted under applicable Law or Contract unless such information is provided pursuant to customary confidentiality arrangements, or (F) it would require the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing or any documentation related thereto, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, the Company Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing.

(g) Parent shall (x) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.09(e) and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all costs suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than costs arising from gross negligence, fraud or willful misrepresentation with respect to information provided by the Company or its Subsidiaries in connection therewith).

SECTION 6.10. Public Announcements. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

SECTION 6.11. Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 6.12. Employee Matters. (a)For a period of not less than the period of time from the Closing Date through January 1 of the year following the year in which the Closing Date occurs,, the employees of the Company and the Company Subsidiaries who remain in the employment of Parent and the Parent Subsidiaries (the “Continuing Employees”) shall receive base compensation and incentive opportunities (including, for this purpose, the calendar 2017 bonus opportunities) that are no less favorable than the base compensation and incentive opportunities provided to such employees of the Company and the Company Subsidiaries immediately prior to the Effective Time and benefits that are substantially as favorable in the aggregate as either the benefits provided to such employees immediately prior to the Effective Time or to the benefits provided to similarly situated employees of Parent. In providing for incentive compensation opportunities for the Continuing Employees for calendar year 2017, Parent shall seek to ensure that such opportunities reasonably take into account the pre-Closing performance and targets, as well as the impact of the transition after the Closing, in order to be fair to the Continuing Employees.

(b) With respect to any employee benefit plan maintained by Parent or any of the Parent Subsidiaries (“Parent Benefit Plans”) which are made available to Continuing Employees and their eligible dependents from and after the Effective Time, for purposes of determining eligibility to participate, level of benefits including benefit accruals (other than benefit accruals and early retirement subsidies under any defined benefit pension plan) and vesting, Parent shall, or shall cause the Parent Subsidiaries to, treat service recognized by the Company and any Company Subsidiary immediately prior to the Effective Time as service with Parent or the Parent Subsidiaries; provided, however, that, notwithstanding that the Company service shall be recognized by Parent Benefit Plans in accordance with the forgoing, the date of initial participation of each Continuing Employee in any Parent Benefit Plan shall be no earlier than the Effective Time; further provided, however, that such service need not be recognized to the extent that (i) such Parent benefit plan does not recognize service with Parent or any of the Parent Subsidiaries of similarly situated employees of Parent or any of the Parent Subsidiaries or (ii) such recognition would result in any duplication of benefits.

(c) Without limiting the scope of Section 9.07, nothing in this Section 6.12 shall confer any rights or remedies of any kind or description upon any Continuing Employee or any other person (other than the parties hereto and their respective successors and assigns), including any rights to continued employment, the terms and conditions of the employment, or to any specific benefit plan, program, policy, arrangement or agreement.

(d) With respect to any welfare plan maintained by Parent or any Parent Subsidiary made available to Continuing Employees after the Effective Time, Parent or such Parent Subsidiary shall (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the analogous welfare plans of the Company and the Company Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time and during the portion of the plan year of the applicable the Company welfare plan ending at the Effective Time, in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan for the plan year in which the Effective Time occurs.

(e) Without limiting the generality of Section 6.12, from and after the Effective Time, Parent shall assume and honor, or shall cause to be assumed and honored, all employment, change in control and severance agreements between the Company and any Continuing Employee as in effect at the Effective Time and as set forth on Section 4.10(a) of the Company Disclosure Letter, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), pursuant to the terms thereof, including respecting any limitations as to amendment or modification included in such agreements.

(f) Without limiting the generality of Section 6.12, Parent shall assume, honor and continue, or shall cause to be assumed, honored and continued, for the benefit of all Continuing Employees, (i) the Company’s Severance Program—U.S. Staff for a period of not less than 12 months following the Effective Time and (ii) the Company’s paid time off policy through the later to occur of (x) the end of the calendar year in which the Effective Time occurs or (y) December 31, 2017. Parent shall continue, or shall cause to be continued, the Company’s Deferred Compensation Plan, As Amended, Effective January 1, 2015 (the “Company NQDC Plan”) until such time as account balances of current participants are distributed in accordance with deferral elections in effect as of the date of this Agreement; provided, however, that Parent shall have the ability to amend other terms of the Company NQDC Plan, including limiting ability to make additional deferrals, changing the plan administrator and changing deemed investment alternatives, and provided further that nothing herein shall preclude Parent from terminating the Company NQDC Plan in the event of a change of control of Parent. The Company NQDC Plan grantor trust holds assets that are substantially equal to the benefit obligations under the Company NQDC Plan (exclusive of liabilities for Company RSUs deferred under the Company NQDC Plan) as of the date of this Agreement, and all such assets will be available to Parent after the Effective Time to fund the obligation to pay benefits under the terms of the Company NQDC Plan. Notwithstanding anything to the contrary in this Section 6.12, Parent shall retain discretion to terminate or amend the Company’s Retiree Medical Policy in accordance with its terms, although benefits for former employees participating in the plan will be grandfathered in the event of any termination or amendment of the Retiree Medical Policy.

(g) Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any Parent Benefit Plan or Company Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of Parent or the Company prior to or following the Effective Time, or, except as otherwise set forth in this Section 6.12, to prohibit or limit the ability of Parent to amend, modify or terminate any employee benefit plans, programs, policies or arrangements of Parent or the Company.

(h) Each of Parent and the Company agrees that, for purposes of each Company Benefit Plan, the transactions contemplated by the Agreement shall constitute a “change in control,” “change of control” or “corporate change,” as applicable.

SECTION 6.13. Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

SECTION 6.14. 401(k) Plans. Effective as of the day prior to the Effective Time, unless otherwise directed in writing by Parent at least five (5) Business Days prior to the Effective Time, the Company and each Company Subsidiary shall adopt written resolutions of the appropriate board of directors to effect the termination of any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plan”). The Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated pursuant to an action by the Company Board or the board of directors of a Subsidiary, as applicable. In the event of such termination of the Company 401(k) Plan, Parent shall provide each Continuing Employee who was participating in the Company 401(k) Plan as of the date of its termination, the right to participate, as soon as administratively practicable following the Effective Time, in a replacement plan sponsored by Parent or its Subsidiaries intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”), and Parent shall take all actions necessary to permit the rollover of account balances (including outstanding loans) of such Continuing Employees from the Company 401(k) Plan to the Parent 401(k) Plan, at the participants’ election, provided that accepting such rollovers would not jeopardize the tax-qualified status of the Parent 401(k) Plan.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Listing. The shares of Parent Common Stock issuable as Stock Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act. Any waiting period (and any extension thereof) applicable to the Merger pursuant to the HSR Act shall have expired or been terminated.

(d) Foreign Antitrust Laws. Any waiting periods (and any extensions thereof) applicable to the Merger pursuant to the Antitrust Laws of the jurisdictions set forth in Section 7.01(d) of the Company Disclosure Letter (collectively, “Foreign Antitrust Laws”) shall have expired or been terminated, or any requisite consents pursuant thereto will have been obtained.

(e) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal, or prohibits the consummation of the Merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, (ii) the Company, Parent or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of Parent to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Company Subsidiaries, including the right to vote or (iv) any prohibition or limitation on Parent effectively controlling the business or operations of the Company and the Company Subsidiaries, in each case except as set forth in Section 6.03(f).

(f) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

SECTION 7.02. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, 3.03(a), 3.04 and the first sentence of Section 3.08) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that solely with respect to the representations and warranties in Section 3.05, to the extent the effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur for purposes of Section 3.05, such effects shall similarly not be excluded for purposes of this Section 7.02(a)), (ii) the representations and warranties of Parent and Merger Sub contained in Sections 3.01, 3.03(a) and 3.04 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the Company contained in the first sentence of Section 3.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time. The Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by an executive officer of each of Parent and Merger Sub, respectively, to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.

SECTION 7.03. Conditions to Obligation of Parent. The obligation of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 4.01, 4.03(a), 4.04(a), the first sentence of Section 4.08, and Section 4.16(d)(i)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that solely with respect to the representations and warranties in Section 4.05, to the extent the effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur for purposes of Section 4.05, such effects shall similarly not be excluded for purposes of this Section 7.03(a)), (ii) the representations and warranties of the Company contained in Sections 4.01 and 4.04(a) shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, (iv) the representations and warranties contained in Section 4.16(d)(i) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (v) the representations and warranties of the Company contained in Section 4.03(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for such inaccuracies that are de minimis in the aggregate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean July 5, 2017; provided first, that if by the initial End Date, any of the conditions set forth in (x) Section 7.01(c), (d) or (e) shall not have been satisfied but the condition set forth in Section 7.01(a) shall have been satisfied or (y) Section 7.01(f) shall not have been satisfied, the End Date may be extended for one period of up to three (3) months from the End Date by either Parent or the Company, in its discretion (in which case any references to the End Date herein shall mean the End Date as extended); and provided second, that if the Marketing Period shall not have been completed prior to the initial End Date (the “Extension Date”) and as of such date the conditions set forth in Section 7.03 shall have been satisfied (it being agreed that for purposes of this Section 8.01(b)(i), references to the “Closing Date” in Section 7.03 shall be deemed to be references to the Extension Date), then the End Date may be extended for one period of up to three (3) months from the initial End Date by the Company, in its discretion (in which case any references to the End Date herein shall mean the End Date as extended) (it being understood that the End Date may only be extended under the first or second proviso, but not both, and in no event shall the End Date be extended beyond October 5, 2017); provided, however, that the right to extend or terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if the failure of such party (including, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement primarily caused or resulted in the failure of the Merger to occur on or before the initial End Date;

(ii) if the condition set forth in Section 7.01(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such the Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained in this Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) two Business Days prior to the End Date;

(d) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained in this Agreement fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company and (B) two Business Days prior to the End Date;

(e) by Parent, in the event that an Adverse Recommendation Change shall have occurred; provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the Company Stockholder Approval has been obtained at the Company Stockholders Meeting; or

(f) by the Company, at any time prior to receiving the Company Stockholder Approval if (i) the Company has received a Superior Proposal; and (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Takeover Proposal contemplated by that Superior Proposal and the Company pays concurrently or causes to be paid concurrently to Parent (or its designee) the applicable Termination Fee pursuant to Section 6.06.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and (a) no such termination shall relieve any party from any liability for any statement, act or failure to act by such party that is material and that such party intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement; and (b) the parties acknowledge and agree that no such termination shall relieve a party from any liability for its failure to consummate the Merger when required in accordance with this Agreement after the conditions precedent to such party’s obligations to effect the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at the time of such failure to consummate the Merger). The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

SECTION 8.03. Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of the Company unless required by Law. Notwithstanding anything to the contrary in the foregoing sentence, this Section 8.03 and Sections 9.07, 9.08, 9.09, 9.11 and 9.12 may not be amended in a manner adverse to or that impacts the sources of the Debt Financing without the written consent of the Debt Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of Parent or the stockholders of the Company.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

CEB Inc.

1919 North Lynn Street

Arlington, VA 22209

Attention: Pamela Auerbach

with a copy to:

Kirkland & Ellis LLP

655 Fifteenth Street, N.W.

Washington, D.C.

Attention:        Mark Director

                         Andrew Herman

(b) if to Parent or Merger Sub, to:

Gartner, Inc.

P.O. Box 10212

56 Top Gallant Road

Stamford, CT 06902

Attention: Daniel S. Peale

with a copy to:

Wilson Sonsini Goodrich & Rosati

1301 Avenue of the Americas, 40th Floor

New York, NY 10019

Attention: Robert Sanchez

                 Bradley Finkelstein

SECTION 9.03. Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption and Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, U.S. Travel Act, United Kingdom Bribery Act of 2010 and any other applicable U.S. and non-U.S. anti-corruption, anti-bribery, and anti-money laundering laws or regulations.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Claim” means any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Parties” means the persons that have initially committed to provide the Debt Financing under the Debt Commitment Letter or in any joinder agreements contemplated by the Debt Commitment Letter and the persons that are the initial providers of any Alternate Debt Financing together with, in each case, their respective Affiliates.

“Company Government Contract” means any Contract currently in performance that is between the Company or any of its Subsidiaries on one hand and a Governmental Entity on the other or entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) in connection with a Contract between another Person and a Governmental Entity.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company PSUs” shall mean all Company RSUs with performance-based vesting or delivery requirements, whether granted under a Company Stock Plan or otherwise.

“Company RSUs” shall mean all restricted share units payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

“Company Source Code” means, collectively any source code of proprietary Software owned by the Company or a Company Subsidiary.

“Company Stock Plans” means each Company Benefit Plan that provides for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock, including the Company 2012 Stock Incentive Plan and the Company ESPP.

“Compliant” means (a) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and the Company’s independent registered accounting firm has consented to or otherwise authorized the use in the Debt Financing of their audit opinions related to the audited financial statements included in the Required Information, (b) the Required Information is and remains throughout the Marketing Period in compliance in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act to the extent applicable pursuant to the definition of Required Information and (c) the Company’s independent registered accounting firm that has reviewed or audited the financial statements and other financial information included in the Required Information has confirmed they are prepared to issue customary comfort letters (including negative assurance) upon any pricing date and the closing relating to the Debt Financing occurring during the Marketing Period.

“Confidentiality Agreement” means the confidentiality agreement dated December 13, 2016 between the Company and Parent.

“Covered Employee” means any Company employee who is eligible for the Company Severance Program—Corporate Leadership Team or who is party to a Company Change in Control Severance Agreement.

“Debt Financing Sources” means the persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing or an Alternate Debt Financing in connection with the transactions contemplated hereby, including (x) the parties named in the Debt Commitment Letter, any joinder agreements and the Fee Letters (and their respective successors and permitted assigns) and (y) the persons that have committed to provide or otherwise entered into Financing Agreements contemplated by the Debt Commitment Letter (and their respective successors and permitted assigns) together with, in each case, their Affiliates, officers, directors, employees, advisors, consultants and other representatives.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any corporation or entity engaged in a trade or business, any other corporation or entity engaged in a trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first corporation or entity engaged in a trade or business, or that is a member of the same “controlled group” as the first corporation or entity engaged in a trade or business pursuant to Section 4001(a)(14) of ERISA.

“Existing Indebtedness” means the Senior Secured Indebtedness, the Senior Notes Indebtedness and any other Indebtedness incurred by the Company or its Subsidiaries in accordance with Section 5.02(b).

“Government Official” means any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned or controlled entities, or of a public international organization or foreign or domestic political party (including candidates for office) or any agent, representative or other person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization or political party.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (vii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Licenses” means (A) any license or covenant not to sue granted by the Company or any Company Subsidiary to another Person under any Company Intellectual Property, and (B) any license or covenant not to sue granted by another Person to the Company or any Subsidiary under any Person’s Intellectual Property Rights.

“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, all (1) patents and patent applications, (2) registered trademarks, trade name rights, service mark rights, internet domain name rights, and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (3) registered and unregistered copyrights, including copyrights in computer software, mask work rights and database rights and (4) trade secret rights and other proprietary rights in know-how.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s officers set forth on Schedule II.

“Legal Proceeding” means any claim, complaint, petition, investigation, hearing, action, charge, lawsuit, litigation or other similarly formal legal proceeding (public or private) brought by or pending before any Governmental Entity, arbitrator, mediator or other tribunal.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which and on the first and last day of which, (a) Parent shall have the Required Information and such Required Information is and remains Compliant for such period; (b) the Form S-4 has been declared effective under the Securities Act; and (c) the conditions set forth in Sections 7.01 and 7.03 have been satisfied or are capable of being satisfied were the Closing to be scheduled for any time during or on the last day of such fifteen (15) consecutive Business Day period, and all such conditions have been satisfied by a date not less than five (5) Business Days prior to the end of such fifteen (15) consecutive Business Day period (other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or written waiver of those conditions, and nothing has occurred or no condition exists that would cause any of such conditions to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period); provided that (i) January 16, 2017, February 20, 2017, April 14, 2017, May 29, 2017 and July 4, 2017 shall not constitute Business Days for purposes of calculating the Marketing Period. If the Required Information is not Compliant throughout and on the first and last day of the Marketing Period, then a new fifteen (15) consecutive Business Day period will commence upon Parent receiving updated Required Information that is Compliant and the other conditions set forth in this definition having been met . If, on or after the requirements in clauses (b) and (c) in the preceding sentence have been met, the Company shall in good faith reasonably believe that it has provided the Required Information, then the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with such obligation to provide such Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) and, if the other requirements relating to the commencement of the Marketing Period have been met, the Marketing Period shall be deemed to commence on the date specified in such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of such Required Information or that such Required Information is not Compliant and, not later than 5:00 p.m. (Eastern time) five (5) Business Days following the date of delivery of such notice by the Company (as applicable), delivers a written notice to the Company to that effect (stating which Required Information has not been delivered or the reasons why such Required Information is not Compliant) (an “Objection Notice”), in which case the Company shall not be deemed to have complied with such obligation to provide such Required Information unless and until such time as the Company shall have delivered a subsequent written notice setting forth its good faith belief that it has provided any such additional Required Information and that such Required Information is Compliant, subject to the right of Parent to deliver a subsequent Objection Notice with respect to any such subsequent notice of the Company. None of the information supplied or to be supplied by the Company or any Company Subsidiary pursuant to Section 6.09(e) (other than the Required Information, which must be Compliant) for inclusion or incorporation by reference in offering documents for the Debt Financing shall at any time during the Marketing

Period contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that (a) materially adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation by such Person of the transactions contemplated by this Agreement, in each case excluding any effect to the extent that it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate or (ix) any pending, initiated or threatened stockholder litigation against the Company or any of its directors or officers relating to this Agreement or the transactions contemplated thereby of which the Company has received notice.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Restricted Share” means any award of Parent Common Stock that is subject to restrictions based on performance or continuing service and granted under any Parent Stock Plan.

“Parent RSU” means any award of the right to receive Parent Common Stock that is subject to restrictions based on performance or continuing service and granted under any Parent Stock Plan.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plan” means each Parent benefit plan that provides for the award of rights of any kind to receive shares of Parent Common Stock or benefits measured in whole or in part by reference to shares of Parent Common Stock, including the Parent 2014 Long-Term Incentive Plan, the Parent 2003 Long-Term Incentive Plan and the Parent ESPP.

“Pension Plan” means an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means (i) any information that, alone or in combination with other information held or accessible by a Person, allows an individual to be identified, precisely located, or contacted, and (ii) any other information if such information is defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any applicable Law.

“Senior Notes” means the $250,000,000 aggregate principal amount 5.625% Senior Notes due 2023 issued pursuant to the Senior Notes Indenture.

“Senior Notes Indebtedness” means all outstanding and unpaid amounts owing as at the Closing Date (in principal, interest and any other sums) due by the Company and its Subsidiaries pursuant to, or in connection with, the Senior Notes (including, without limitation, all make-whole and other prepayment fees due in connection with the voluntary or mandatory prepayment of the Senior Notes) as determined in accordance with the terms of the Senior Notes Indenture.

“Senior Notes Indenture” means the indenture, dated as of June 9, 2015, among the Company, each of the Company Subsidiaries party thereto and Wilmington Trust, National Association as trustee.

“Senior Secured Indebtedness” means all outstanding and unpaid amounts owing as at the Closing Date (in principal, interest and any other sums) due by the Company and its Subsidiaries pursuant to, or in connection with, the Senior Secured Loan Facilities (including, without limitation, all breakage costs due in connection with the voluntary or mandatory prepayment of the Senior Secured Loan Facilities) as determined in accordance with the terms of the Senior Secured Loan Agreement.

“Senior Secured Loan Agreement” means the loan agreement, dated as of July 2, 2012, among (f/k/a The Corporate Executive Board Company), Bank of America, N.A., as administrative agent, collateral agent, swing line lender and l/c issuer, each of the lenders party thereto from time to time and the other parties thereto from time to time, as amended and restated on July 18, 2012, as further amended and restated on August 1, 2012, as further amended on August 2, 2013, as further amended on June 9, 2015 and as further amended and restated on April 29, 2016, as may be further amended, restated, amended and restated, supplemented, replaced or further modified from time to time.

“Senior Secured Loan Facilities” means all the facilities made available under the Senior Secured Loan Agreement.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amendments thereto and any other document filed or required to be filed with any Governmental Entity relating to Taxes.

“Taxes” means any and all U.S. federal, state, provincial, local, non-U.S. and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software, databases and data collections, internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07. Entire Agreement; Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter and the Company Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 6.05, is not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding the foregoing, the Debt Financing Sources shall be third party beneficiaries and may enforce the provisions set forth specifically for their benefit in this sentence and in Sections 8.03, 9.08, 9.09, 9.11 and 9.12.

SECTION 9.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT ANY CLAIM, SUIT, ACTION OR OTHER PROCEEDING INVOLVING A DEBT FINANCING SOURCE RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR SERVICES PERFORMED OR TO BE PERFORMED BY A DEBT FINANCING SOURCE THEREUNDER, INCLUDING ANY DEBT FINANCING, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that Parent may assign its rights hereunder to make a collateral assignment to any of its lenders or agent under the Credit Agreement described on Section 3.05 of the Parent Disclosure Letter, or following the Closing, any of the Debt Financing Sources (or agent thereof) providing Debt Financing in connection with the transactions contemplated by this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any Federal court sitting in the State of Delaware.

SECTION 9.11. Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11 and (c) acknowledges and agrees that such waiver shall extend to the Debt Financing Sources.

SECTION 9.12. Provisions Related to the Debt Financing Sources. Notwithstanding anything herein to the contrary, the Company agrees that neither it, nor any of its former, current or future direct or indirect stockholders, officers, directors, managers, employees, members, partners, agents or other representatives and Affiliates (collectively, “Company and Related Parties”), shall have any claim against any Debt Financing Source, any lender participating in the Debt Financing or any of their respective former, current or future general or limited partners, direct or indirect stockholders, managers, members, agents, representatives, Affiliates, successors or assigns (collectively, “Debt Financing Related Parties”), in each case other than the Parent, nor shall any Debt Financing Related Party (other than the Parent) have any Liability whatsoever to any Company and Related Party, in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Related Party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

CEB INC.

By:	/s/ Thomas L. Monahan III
	Name:	Thomas L. Monahan, III
	Title:	Chief Executive Officer

GARTNER, INC.

By:	/s/ Craig Safian
	Name:	Craig W. Saifian
	Title:	Chief Financial Officer

COBRA ACQUISITION CORP.

By:	/s/ Craig Safian
	Name:	Craig W. Safian
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Term	Section
Adverse Recommendation Change	5.03(b)
Affiliate	9.03
Agreement	Preamble
Alternate Debt Financing	6.09(b)
Alternative Acquisition Agreement	5.03(e)
Anti-Corruption and Anti-Bribery Laws	9.03
Antitrust Laws	6.03(d)
Business Day	9.03
Cash Consideration	2.01(c)
Certificate	2.01(c)
Certificate of Merger	1.03
Claim	9.03
Closing	1.02
Closing Date	1.02
Code	9.03
Collective Bargaining Agreement	4.17
Commitment Parties	9.03
Company	Preamble
Company 401(k) Plan	6.14
Company and Related Parties	9.12
Company Benefit Plans	4.10(a)
Company Board	4.04(a)
Company By-laws	4.01
Company Capital Stock	4.03(a)
Company Charter	4.01
Company Common Stock	2.01
Company Disclosure Letter	Article IV
Company ESPP	4.03(a)
Company Facilities	4.15(b)
Company Financial Advisor	4.18
Company Government Contract	9.03
Company Intellectual Property	4.16(a)
Company Leases	4.15(b)
Company Material Adverse Effect	9.03
Company NQDC Plan	6.12(f)
Company-Owned Intellectual Property Rights	4.16(a)
Company-Owned Technology	4.16(e)
Company Permits	4.01
Company PSUs	9.03
Company Preferred Stock	4.03(a)
Company Properties	4.15(a)
Company RSUs	9.03
Company SEC Documents	4.06(a)
Company Source Code	9.03
Company Stock Plans	9.03
Company Stockholder Approval	4.04(a)
Company Stockholders Meeting	4.04(a)
Company Subsidiaries	4.01
Company Voting Debt	4.03(b)

Term	Section
Compliant	9.03
Confidentiality Agreement	9.03
Consent	3.05(b)
Continuing Employees	6.12(a)
Contract	3.05(a)
Debt Commitment Letter	3.12(a)
Debt Financing	3.12(a)
Debt Financing Related Parties	9.12
Debt Financing Sources	9.03
DGCL	1.01
Dissenting Shares	2.03
Effective Time	1.03
End Date	8.01(b)(i)
Environmental Claim	4.13(c)(i)
Environmental Laws	4.13(c)(ii)
ERISA	9.03
ERISA Affiliate	9.03
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
Excluded Party	5.03(e)
Excluded Party Termination Fee	6.06(c)
Existing Indebtedness	9.03
Fee Letters	3.12(a)
Filed Company SEC Documents	Article IV
Filed Parent SEC Documents	Article III
Final Exercise Date	6.04(f)
Financing Agreements	6.09(a)
Foreign Antitrust Laws	7.01(d)
Form S-4	3.05(b)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Government Official	9.03
Hazardous Materials	4.13(c)(iii)
HSR Act	3.05(b)
Indebtedness	9.03
Intellectual Property Licenses	9.03
Intellectual Property Rights	9.03
Intervening Event	5.03(e)
IRS	4.10(b)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Legal Proceeding	9.03
Legal Restraints	7.01(e)
Letter of Transmittal	2.02(b)
Liens	3.02(a)
Marketing Period	9.03

Term	Section
Material Adverse Effect	9.03
Material Contract	4.14(a)
Maximum Amount	6.05(c)
Merger	1.01
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	2.01(a)
New Debt Financing Commitment	6.09(b)
Notice Period	5.03(b)(ii)(c)
NYSE	2.02(f)
Open Source	4.16(e)
Parent	Preamble
Parent 401(k) Plan	6.14
Parent Benefit Plans	6.12(b)
Parent Board	3.04
Parent By-laws	3.01
Parent Capital Stock	3.03(a)
Parent Certificate	3.01
Parent Common Stock	2.01(c)
Parent Disclosure Letter	Article III
Parent ESPP	3.03(a)
Parent Material Adverse Effect	9.03
Parent Permits	3.01
Parent Preferred Stock	3.03(a)
Parent Restricted Share	9.03
Parent RSU	9.03
Parent SEC Documents	3.06(a)
Parent Stock Option	9.03
Parent Stock Plan	9.03
Parent Subsidiaries	3.01
Pension Plan	9.03
Permits	3.01
Person	9.03
Personal Data	9.03
Prospective Acquirer	5.02(a)
Proxy Statement	6.01(a)
Release	4.13(c)(iv)
Representatives	5.03(a)
Reverse Termination Fee	6.06(f)
SEC	3.05(b)
Securities Act	3.05(b)
Senior Notes	9.03
Senior Notes Indebtedness	9.03
Senior Notes Indenture	9.03
Senior Secured Indebtedness	9.03
Senior Secured Loan Agreement	9.03
Senior Secured Loan Facilities	9.03
Software	9.03
SOX	3.06(b)

Term	Section
Stock Award Exchange Ratio	6.04(a)(iv)
Stock Consideration	2.01(c)
Stockholders	Recitals
Subsidiary	9.03
Superior Proposal	5.03(e)
Surviving Company	1.01
Takeover Proposal	5.03(e)
Tax Returns	9.03
Taxes	9.03
Technology	9.03
Termination Fee	6.06(b)
Transaction Solicitation Period	5.02(a)
Voting Agreement	Recitals

ANNEX B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

January 4, 2017

The Board of Directors

CEB Inc.

1919 North Lynn St.

Arlington, VA 22209

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of CEB Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Gartner Inc., a Delaware Corporation (“Parent”), Cobra Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned by the Company as treasury stock, (ii) Shares owned by Parent or Merger Sub and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive (i) $54.00 in cash (the “Cash Consideration”) and (ii) 0.2284 of a fully paid and nonassessable share of common stock, par value $0.0005 per share (the “Parent Shares”), of Parent (the “Stock Consideration”, and taken together (and not separately) with the Cash Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to the Company, including in connection with the Company’s

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019 PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK • LONDON • SAN FRANCISCO • PALO ALTO • LOS ANGELES

The Board of Directors

CEB Inc.

January 4, 2017

acquisition of Evanta Ventures, Inc. and an affiliated business, and we have received compensation from the Company for such services. In the past two years, we have not been engaged to provide any financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide investment banking, financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, any of their respective affiliates or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated January 4, 2017 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company and Parent, in each case for the fiscal years ended December 31, 2015, 2014 and 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent furnished to us by Parent and the Company for purposes of our analysis (collectively, the “Parent Internal Data”); and (viii) certain financial forecasts, analyses and projections relating to Parent prepared by management of the Company, based in part on financial forecasts, analyses and projections relating to Parent prepared by management of Parent, and furnished to us by the Company for purposes of our analysis (the “Parent Forecasts”). We have participated in discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data and the Parent Forecasts, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Parent and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) and the Parent Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and that the Parent Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data (including, without limitation, the Company Forecasts), the Parent Internal Data and the Parent Forecasts for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data (including, without limitation, the

The Board of Directors

CEB Inc.

January 4, 2017

Company Forecasts), the Parent Internal Data, the Parent Forecasts or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Parent Shares actually will be when issued pursuant to the Transaction or the prices at which the Shares or Parent Shares will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The Board of Directors

CEB Inc.

January 4, 2017

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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